   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2000
                                                 Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        TELECOMMUNICATION SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

           MARYLAND                           4813                          52-1526369
(State or other jurisdiction of   (Primary standard industrial           (I.R.S. employer
incorporation or organization)     classification code number)        identification number)

                            ------------------------
                                275 WEST STREET
                           ANNAPOLIS, MARYLAND 21401
                                 (410) 263-7616
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                                MAURICE B. TOSE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        TELECOMMUNICATION SYSTEMS, INC.
                                275 WEST STREET
                           ANNAPOLIS, MARYLAND 21401
                                 (410) 263-7616
(Name, address, including zip code and telephone number, including area code of agent for service)
                            ------------------------
                                   COPIES TO:
                              Craig Sherman, Esq.
                              John Robertson, Esq.
                               Venture Law Group
                           A Professional Corporation
                              4750 Carillon Point
                        Kirkland, Washington 98033-7355
                             (425) 739-8700 (phone)
                           (425) 739-8750 (facsimile)
                            Wilbert H. Sirota, Esq.
                             R.W. Smith, Jr., Esq.
                       Piper Marbury Rudnick & Wolfe LLP
                               6225 Smith Avenue
                           Baltimore, Maryland 21209
                             (410) 580-3000 (phone)
                           (410) 580-3001 (facsimile)

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                        PROPOSED
                                                                        MAXIMUM    PROPOSED MAXIMUM
                                                          AMOUNT        OFFERING      AGGREGATE      AMOUNT OF
         TITLE OF EACH CLASS OF SECURITIES                TO BE        PRICE PER       OFFERING     REGISTRATION
                 TO BE REGISTERED                     REGISTERED(1)      SHARE         PRICE(2)         FEE
----------------------------------------------------------------------------------------------------------------
                                                                          Not
Class A common stock, par value $0.01 per share....     4,300,000      applicable    $15,433,618       $4,075
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Based upon the maximum number of the registrant's securities that may be issued in connection with the merger.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act on the basis of the book value of the shares of XYPOINT Corporation capital stock to be exchanged in the merger, calculated as of September 30, 2000.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. TELECOMMUNICATION SYSTEMS, INC. MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/ PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION DATED DECEMBER 11, 2000


                PROSPECTUS OF                               PROXY STATEMENT OF
          [TELECOMMUNICATION LOGO]
                                                             [LOGO OF XYPOINT]

                               December   , 2000

Dear Shareholder of XYPOINT Corporation ("XYPOINT"):

    Our board of directors has unanimously approved an agreement to merge our company with TeleCommunication Systems, Inc. ("TCS"). TCS is a leading developer of network applications that enable the delivery of Internet content, short messages and enhanced data communication services to a wide variety of wireless devices and the developer of custom software applications. Our shareholders, option holders and warrant holders would receive a total of 4,300,000 of TCS shares of TCS Class A Common Stock ("TCS Common Stock") in connection with the merger, of which 400,000 shares would be held in escrow for one year to secure indemnification claims TCS may have. The TCS Common Stock is listed on the Nasdaq National Market under the symbol "TSYS." On December 8, 2000, the closing price of the TCS Common Stock was $8.25 per share. Our board of directors is excited about this opportunity and unanimously recommends that you vote in favor of the merger and the other matters to be presented at the meeting.

    In order to complete the merger, you are asked to vote at a special meeting
of shareholders, to be held on January     , 2001, beginning at 8:00 a.m. at the
DoubleTree Hotel, 300 112th Avenue SE, Bellevue, Washington 98004. At that special meeting, our board of directors will ask you to approve: (a) the agreement which provides that we will merge with and into a wholly-owned subsidiary of TCS, (b) for the holders of XYPOINT Series A preferred stock and Series X Junior preferred stock, the conversion of these shares into XYPOINT common stock immediately prior to and conditioned upon the closing of the merger and (c) certain matters in connection with stock options granted to key XYPOINT employees. Only shareholders of record at the close of business on December 9, 2000 will be entitled to vote at the special meeting.

    We cannot complete the merger unless our shareholders approve the merger. Holders of outstanding shares of our preferred stock (other than our Series X Junior preferred stock) are entitled to vote together as a separate class, on an as-converted basis, to approve the merger. In addition, holders of all of our outstanding shares of capital stock are entitled to vote as a class, on an as-converted basis, to approve the merger. A failure to vote or return a proxy will have the same effect as a vote against approval of the merger and the merger agreement. The affirmative vote of a majority of both classes is required to approve the merger. In addition, the vote of a majority of the outstanding Series X Junior preferred stock is required for the Series X Junior preferred stock to convert, and the vote of at least two-thirds of the outstanding Series A preferred stock is required for the Series A preferred stock to convert. In addition, completion of the merger is conditioned upon the approval of the acceleration of the vesting of the unvested portions of stock option grants to certain key employees of XYPOINT so as to avoid "parachute payment" treatment under Section 280G of the Internal Revenue Code of 1986, as amended. Accordingly, we ask that you send back the enclosed proxy card.

    Shareholders representing 51.0% of our outstanding Series A, B, C, D and E preferred stock and 54.02% of all of our outstanding capital stock (on an as-converted basis) have previously entered into voting agreements with TCS whereby they have agreed to vote all their equity securities "FOR" the approval and adoption of the merger and the merger agreement and these holders have given an irrevocable proxy to vote their shares to certain officers of TCS.

    YOU SHOULD CONSIDER THE "RISK FACTORS" BEGINNING AT PAGE 24, AS WELL AS ALL OF THE OTHER INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS.

    YOUR VOTE IS VERY IMPORTANT. TO VOTE YOUR SHARES, YOU MAY VOTE THE ENCLOSED PROXY CARD OR ATTEND THE SPECIAL SHAREHOLDERS MEETING. I URGE YOU TO VOTE "FOR" THE MERGER.

    This document provides you with detailed information about the merger. I encourage you to read this entire document carefully.

                                          Very truly yours,

                                          Kenneth Arneson
                                          President

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF TCS COMMON STOCK TO BE ISSUED UNDER THIS DOCUMENT OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Proxy statement/prospectus dated December   , 2000 and first mailed to
shareholders on or about December   , 2000.

                              XYPOINT CORPORATION
                         2200 Alaskan Way, Second Floor
                           Seattle, Washington 98121
                    (800) 723-3999 or (206) 674-1000 (phone)
                           (206) 674-1080 (facsimile)

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON JANUARY      , 2001

To the shareholders of XYPOINT Corporation ("XYPOINT"):

     You are cordially invited to attend a special meeting of shareholders of
XYPOINT to be held on January   , 2001, at the DoubleTree Hotel, 300 112th
Avenue SE, Bellevue, Washington 98004, beginning at 8:00 a.m., local time, to consider and vote upon the following proposals:

     1. To approve the Agreement and Plan of Reorganization, dated as of November 15, 2000 (the "Agreement"), among TeleCommunication Systems, Inc. ("TCS"), Windward Acquisition Corp. ("Windward"), a Washington corporation wholly owned by TCS, and XYPOINT Corporation, and the transactions contemplated thereby, including without limitation, (a) the merger of XYPOINT with and into Windward, with Windward surviving the merger as a wholly-owned subsidiary of TCS (the "Merger"), and (b) the appointment of Joseph Manzinger as the Shareholders' Agent pursuant to the Agreement and the Escrow Agreement related to the Merger (the "Escrow Agreement"). By virtue of the Merger, all of the equity securities of XYPOINT will be converted into the right to receive a number of shares of TCS Common Stock to be determined pursuant to the Agreement. A copy of the Agreement, the Escrow Agreement and other exhibits are attached to the Proxy Statement/Prospectus accompanying this notice.

     2. With respect to holders of XYPOINT Series A preferred stock, to approve the automatic and elective conversion of these shares to XYPOINT common stock immediately prior to the closing of the Merger.

     3. With respect to holders of XYPOINT Series X Junior preferred stock, to approve the automatic and elective conversion of these shares to XYPOINT common stock immediately prior to the closing of the Merger.

     4. To approve, pursuant to Section 280G(b)(5)(B) of the Internal Revenue Code of 1986, as amended (the "Code"), the acceleration of the vesting of the unvested portions of stock option grants to certain key employees of XYPOINT so as to avoid "parachute payment" treatment under Section 280G of the Code.

     5. The transaction of other business as may properly be brought before the special meeting or any adjournments or postponements of the special meeting including potential adjournments for the purpose of soliciting additional proxies in order to approve the matters described in paragraph 1.

     Only shareholders of record at the close of business on December 9, 2000 are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting. XYPOINT shareholders are entitled to dissenters' rights under Washington law in connection with the Merger. The Merger cannot be completed unless a majority of the outstanding shares of XYPOINT preferred stock (other than the Series X Junior preferred stock), voting together as a single class, on an as-converted basis, and a majority of all outstanding shares of XYPOINT common stock and preferred stock, voting together as a single class, on an as-converted basis, approve the merger and the merger agreement. The vote required for each of the other proposals is set forth in the section of the Proxy Statement/Prospectus titled "The Special
Meeting -- Quorum; Vote Required."

     YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE.

     If no instructions are indicated on your proxy, your shares will be voted "FOR" the Merger and the other proposals presented at the special meeting. If you do not return your proxy or vote in person, the effect is a vote against the Merger and the other proposals presented at the special meeting. Your proxy may be revoked at any time before it is voted. If the Agreement is approved and the Merger is consummated, we will send you a letter of transmittal with instructions for surrendering your certificates representing your XYPOINT equity securities. Please do not send your share certificates until you receive these materials.

                                          By Order of the Board of Directors

                                          Craig Sherman
                                          Secretary

Seattle, Washington
December   , 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................     1
SUMMARY.....................................................     6
  The Companies.............................................     6
  The Merger................................................     7
SUMMARY FINANCIAL DATA......................................    16
  Telecommunication Systems, Inc............................    16
  XYPOINT Corporation.......................................    18
  Unaudited Summary Pro Forma Consolidated Financial Data...    20
COMPARATIVE PER SHARE DATA..................................    21
MARKET PRICE INFORMATION....................................    22
DIVIDEND POLICY.............................................    23
RISK FACTORS................................................    24
  Risks Related to the Merger...............................    24
  Risks Related to TCS and the Combined Company Following
     the Merger.............................................    28
  Industry Risks............................................    36
  Technology Risks..........................................    39
  Risks Related to TCS' and the Combined Company's Capital
     Structure and Common Stock.............................    42
THE XYPOINT SPECIAL MEETING.................................    45
  General...................................................    45
  Date, Time and Place of the Special Meeting...............    45
  Record Date and Outstanding Shares........................    45
  Purpose of the Special Meeting............................    45
  Quorum; Vote Required.....................................    46
  Recommendation of the Board of Directors of XYPOINT.......    47
  Conversion of Series A Preferred Stock and Series X Junior
     Preferred Stock........................................    47
  Voting of Proxies.........................................    48
  Authorization to Vote on Adjournment and Other Matters....    48
  Revocation of Proxies.....................................    49
  Solicitation of Proxies...................................    49
PROPOSAL 1: APPROVAL OF THE MERGER..........................    50
THE MERGER..................................................    50
  General...................................................    50
  Background of Merger......................................    50
  Joint Reasons for the Merger..............................    52
  TCS' Reasons for the Merger...............................    53
  XYPOINT's Reasons for the Merger..........................    53
  XYPOINT's Financial Advisor...............................    55
  Interests of Persons in the Merger........................    55
  Accounting Treatment......................................    56
  Material U.S. Federal Income Tax Consequences.............    56
  Dividends.................................................    59
  Payment of Indemnification Obligation.....................    59
  Escrow Fund...............................................    59
  Regulatory Approvals Required.............................    60
  Nasdaq Stock Market Listing...............................    60
  Appraisal Rights -- The Rights of XYPOINT Dissenting
     Shareholders...........................................    60

                                                              PAGE
                                                              ----
  Resale of TCS Common Stock after the Merger...............    63
THE MERGER AGREEMENT........................................    64
  General...................................................    64
  Merger Consideration......................................    64
  Directors and Officers of Windward after the Merger.......    64
  Articles of Incorporation and Bylaws of Windward after the
     Merger.................................................    65
  Conversion of Securities; Fractional Shares...............    65
  XYPOINT Stock Options; XYPOINT Warrants...................    67
  Procedure for Exchanging XYPOINT Capital Stock for TCS
     Common Stock...........................................    67
  Exchange Procedures.......................................    67
  Form S-8 Filing...........................................    68
  Representations and Warranties............................    69
  Covenants of XYPOINT......................................    70
  Covenants of TCS..........................................    73
  Conditions to the Merger..................................    75
  Extension; Waiver.........................................    77
  Amendment.................................................    77
  Termination...............................................    77
ESCROW AND INDEMNIFICATION..................................    78
  Exclusive Remedy..........................................    78
  Escrow Fund...............................................    78
  Shareholders' Agent.......................................    78
  Indemnification...........................................    78
  Certain Limitations.......................................    79
OTHER AGREEMENTS............................................    79
  Voting Agreements.........................................    79
  Stock Restriction Agreements..............................    79
PROPOSAL 2: CONVERSION OF SERIES A PREFERRED STOCK..........    81
PROPOSAL 3: CONVERSION OF SERIES X JUNIOR PREFERRED STOCK...    82
PROPOSAL 4: APPROVAL OF VESTING OF STOCK OPTIONS............    83
DESCRIPTION OF TCS CAPITAL STOCK............................    85
  Common Stock..............................................    85
  Preferred Stock...........................................    86
  Special Meetings..........................................    86
  Advance Notice Provisions.................................    86
  Amendment of Charter and Bylaw Provisions.................    87
  Anti-Takeover Provisions of Maryland General Corporation
     Law....................................................    87
  Limitation of Liability and Indemnification...............    89
  Registration Rights of Stockholders.......................    89
  Transfer Agent and Registrar..............................    90
  National Market Listing...................................    90
COMPARISON OF THE RIGHTS OF HOLDERS OF TCS COMMON STOCK AND
  XYPOINT CAPITAL STOCK.....................................    91
  General...................................................    91
  Anti-Takeover Provisions..................................    91
  Removal of Directors......................................    91
  Classification of the Board of Directors..................    92
  Nominations for Election of Directors and Stockholder
     Proposals..............................................    92

                                                              PAGE
                                                              ----
  Amendments to Articles of Incorporation...................    93
  Amendments to Bylaws......................................    93
  Stockholder Vote by Written Consent.......................    94
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION......    95
BUSINESS OF TELECOMMUNICATION SYSTEMS, INC. ................   102
  Company Overview..........................................   102
  The Market Opportunity....................................   103
  The TCS Solution..........................................   104
  Business Strategy.........................................   105
  Product and Service Offerings.............................   107
  Customers.................................................   115
  Sales and Marketing.......................................   117
  Competition...............................................   117
  Research and Development..................................   118
  Government Regulation.....................................   119
  Intellectual Property Rights..............................   120
  Employees.................................................   121
  Properties................................................   121
  Legal Proceedings.........................................   121
SELECTED FINANCIAL DATA OF TELECOMMUNICATION SYSTEMS,
  INC. .....................................................   122
TELECOMMUNICATION SYSTEMS, INC. MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS................................................   124
  Company Background........................................   124
  Overview..................................................   124
  Results of Operations.....................................   128
  Income Taxes..............................................   133
  Liquidity and Capital Resources...........................   133
  Recent Accounting Pronouncements..........................   135
  Impact of Year 2000.......................................   135
  Quantitative and Qualitative Disclosures About Market
     Risk...................................................   135
BUSINESS OF XYPOINT CORPORATION.............................   136
  Overview..................................................   136
  Industry Overview and Background..........................   136
  Market Opportunity........................................   137
  XYPOINT's Solution........................................   137
  XYPOINT's Products........................................   137
  Customers.................................................   139
  Sales and Marketing.......................................   139
  Technology................................................   140
  Research and Development..................................   140
  Intellectual Property.....................................   140
  Competition...............................................   140
  Employees.................................................   141
  Properties................................................   141
SELECTED FINANCIAL DATA OF XYPOINT CORPORATION..............   142
XYPOINT CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............   144
  Overview..................................................   144

                                                              PAGE
                                                              ----
  Revenue...................................................   144
  Results of Operations.....................................   146
  Income Taxes..............................................   148
  Liquidity and Capital Resources...........................   148
  Recent Accounting Pronouncements..........................   149
  Impact of Year 2000.......................................   149
  Quantitative and Qualitative Disclosures About Market
     Risk...................................................   150
MANAGEMENT OF TELECOMMUNICATION SYSTEMS, INC. ..............   151
  Directors and Executive Officers..........................   151
  Board Composition.........................................   154
  Compensation Committee....................................   154
  Audit Committee...........................................   154
  Compensation Committee Interlocks and Insider
     Participation..........................................   154
  Director Compensation.....................................   154
  Executive Compensation....................................   154
  Benefit Plans.............................................   156
  Stock Incentive Plan......................................   156
  Employee Stock Purchase Plan..............................   158
  401(k) Plan...............................................   159
  Employment Agreements.....................................   159
CERTAIN TRANSACTIONS RELATING TO TELECOMMUNICATION SYSTEMS,
  INC. .....................................................   160
  Sales of TCS Securities...................................   160
  Transaction with Timothy J. Lorello.......................   160
  Transactions with Maurice B. Tose.........................   160
  Transaction with Andrew C. Barrett........................   161
  Transaction with Donald C. Hubbard, Jr....................   161
  Registration Rights.......................................   161
PRINCIPAL STOCKHOLDERS OF TELECOMMUNICATION SYSTEMS,
  INC. .....................................................   162
XYPOINT MANAGEMENT..........................................   164
  Executive Officers........................................   164
  Executive Compensation....................................   164
  Certain Transactions Relating to XYPOINT..................   164
PRINCIPAL SHAREHOLDERS OF XYPOINT CORPORATION...............   165
FUTURE STOCKHOLDER PROPOSALS................................   168
OTHER MATTERS...............................................   168
LEGAL MATTERS...............................................   168
EXPERTS.....................................................   168
WHERE YOU CAN FIND MORE INFORMATION.........................   168
FINANCIAL STATEMENTS OF TELECOMMUNICATION SYSTEMS, INC. ....   F-2
FINANCIAL STATEMENTS OF XYPOINT CORPORATION.................  F-24

APPENDIX A  (Agreement and Plan of Reorganization, with Exhibits).......  A-1
APPENDIX B  (Dissenters' Rights Statute)................................  B-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

     Q:  WHY DID THE COMPANIES DECIDE TO MERGE?

     A: The members of the boards of directors of both companies believe that the merger is advisable and in the best interests of their respective stockholders. In reaching their decision, they relied on a number of factors that are more fully described in this document. See "Joint Reasons for the Merger" on page 52, "TCS' Reasons for the Merger" on page 53 and "XYPOINT's Reasons for the Merger" on page 53.

     Q: WHAT WILL XYPOINT SHAREHOLDERS, OPTION HOLDERS AND WARRANT HOLDERS RECEIVE IN THE MERGER?

     A: If the merger is completed, XYPOINT shareholders, option holders and warrant holders will receive, in the aggregate, 4,300,000 shares of TCS Class A common stock ("TCS Common Stock") in exchange for all of the outstanding equity securities of XYPOINT. Instead of fractional shares, XYPOINT shareholders will receive cash based upon the market price of TCS Common Stock.

     Q:  WHAT WILL I RECEIVE IF I CURRENTLY OWN SHARES OF XYPOINT PREFERRED
         STOCK?

     A: If the merger is completed, each share of XYPOINT preferred stock will convert into shares of TCS Common Stock. In accordance with the merger agreement and XYPOINT's articles of incorporation, the number of shares of TCS Common Stock received by each series of preferred stock will be equal to the liquidation preference of each series divided by $17.07, the average closing sales price of TCS Common Stock for the forty-five consecutive days ending on and including the third trading day prior to the date of execution of the merger agreement.

     Q: SHOULD I CONVERT MY XYPOINT PREFERRED STOCK INTO XYPOINT COMMON STOCK PRIOR TO THE MERGER?

     A: Each shareholder of XYPOINT needs to make this decision individually. If holders of XYPOINT preferred stock do not convert their shares, they will be entitled to receive shares of TCS Common Stock having a value, based on a price of $17.07 per share, equal to the liquidation preference for their particular series of XYPOINT preferred stock as calculated in the previous paragraph. Based upon the terms of the merger agreement, holders of XYPOINT Series B, C, D and E preferred stock will receive a greater number of shares of TCS Common Stock if they do not convert their respective shares prior to the merger. Holders of Series A preferred stock and Series X Junior preferred stock, however, will receive a greater number of shares of TCS Common Stock if they convert their respective shares into XYPOINT common stock prior to the merger.

     Q: WHY SHOULD HOLDERS OF XYPOINT SERIES A PREFERRED STOCK AND SERIES X JUNIOR PREFERRED STOCK VOTE TO APPROVE THE CONVERSION OF THEIR SHARES?

     A: To maximize the consideration received in the merger, the holders of Series A preferred stock and Series X Junior preferred stock should convert their shares into XYPOINT common stock prior to the closing of the merger. To facilitate this conversion, holders of Series A preferred stock and Series X Junior preferred stock should vote in favor of the automatic conversion reflected in Proposals 2 and 3, respectively. According to XYPOINT's articles of incorporation, if the holders of two-thirds of the Series A preferred stock or if a majority of the holders of Series X Junior preferred stock vote to convert their shares to XYPOINT common stock, all shares of these series shall automatically convert to XYPOINT common stock.

     Q: WHAT SHOULD I DO IF THE REQUISITE NUMBER OF HOLDERS OF XYPOINT SERIES A PREFERRED STOCK AND SERIES X JUNIOR PREFERRED STOCK DO NOT VOTE TO APPROVE THE CONVERSION OF THEIR SHARES, BUT I STILL WANT TO CONVERT MY SHARES?

     A: Even if the automatic conversion of the Series A or Series X Junior preferred stock is not approved, each holder of Series A or Series X Junior preferred stock is nevertheless entitled to convert his or her shares. Individual holders of Series A or Series X Junior preferred stock may, and should, opt to convert their shares prior to the effective date of the merger in order to maximize the number of shares of TCS Common Stock received by such holders.

         Individual holders of Series A and Series X Junior preferred stock may provide notice of their intentions to exercise their optional conversion right by voting for automatic conversion of their shares on the proxy card. After the special meeting, and only in the event the automatic conversion is not approved, the individual shareholders who opt to convert will be notified by XYPOINT of the procedure to surrender their duly endorsed certificates.

     Q:  WHAT WILL I RECEIVE IF I CURRENTLY OWN SHARES OF XYPOINT COMMON STOCK?

     A: If the merger is completed based upon the current information and assumptions disclosed in this proxy statement/prospectus, shares of XYPOINT common stock will convert into 0.089554 shares of TCS Common Stock.

     Q: WHAT WILL XYPOINT STOCK OPTION HOLDERS AND WARRANT HOLDERS RECEIVE IN THE MERGER?

     A: At the effective time of the merger, each XYPOINT stock option, whether vested or unvested, and each warrant to purchase XYPOINT Series B and Series C preferred stock will be converted into an option or warrant, as the case may be, to purchase shares of TCS Common Stock according to the relevant exchange ratios for each class or series of stock and will no longer represent a right to acquire shares of XYPOINT capital stock. According to their terms, unless exercised prior to expiration, warrants to purchase shares of XYPOINT Series E and Series X Junior preferred stock will expire upon completion of the merger.

     Q:  WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

     A: We are working to complete the merger in January, 2001. Because the merger is subject to governmental and other regulatory approvals, we cannot predict the exact timing.

     Q:  WHAT DO I NEED TO DO?

     A: After you have carefully read this document, mail your signed proxy card in the enclosed envelope. The instructions on the accompanying proxy card will give you more information on how to vote by mail. This will enable your shares to be represented at the XYPOINT special meeting. You also may attend the meeting in person instead of submitting a proxy.

     Q:  SHOULD XYPOINT SHAREHOLDERS SEND IN THEIR STOCK CERTIFICATES?

     A: No. XYPOINT shareholders should not send in their stock certificates at this time. XYPOINT shareholders will exchange their certificates representing XYPOINT equity securities for TCS Common Stock certificates after we complete the merger.

         Instructions for the exchange will be sent to XYPOINT shareholders promptly after the merger is completed.

     Q: ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE MERGER?

     A: Yes. We have set out under the heading "Risk Factors" beginning on page 24 of this proxy statement/prospectus some of the risk factors you should consider.

     Q: CAN I CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY WITH VOTING INSTRUCTIONS?

     A: Yes. You can change your vote at any time before the special meeting by mailing a later-dated signed proxy card or by attending the special meeting and voting in person.

     Q:  WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER?

     A: We expect the merger to qualify as a tax-free reorganization for U.S. federal income tax purposes. If you are a XYPOINT shareholder, your exchange of shares of XYPOINT shares for shares of TCS Common Stock generally will not cause you to recognize any taxable gain or loss. A XYPOINT shareholder will, however, recognize taxable gain or loss on any cash received in lieu of a fractional share of TCS Common Stock. In addition, if you exercise your dissenter's rights, you will incur a tax liability to the extent you recognize a gain as a result. Please review carefully the information under the caption "Material U.S. Federal Income Tax Consequences" beginning on page 56 for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

     Q:  WHERE CAN I FIND MORE INFORMATION ABOUT TCS?

     A: TCS files reports and other information with the Securities and Exchange Commission. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the web site the SEC maintains at www.sec.gov.
          You can also request copies of these documents from us. See "Where You Can Find More Information" on page 168.

     Q: IF I AM NOT GOING TO ATTEND THE SPECIAL MEETING, SHOULD I RETURN MY PROXY CARD INSTEAD?

     A: Yes. Please fill out and sign your proxy card and return it in the enclosed envelope as soon as possible. Returning your proxy card ensures that your shares will be represented at the special meeting.

     Q:  WHAT IS THE ESCROW FUND?

     A: At the time the companies consummate the merger, TCS will place 400,000 of the 4,300,000 shares of TCS Common Stock to be issued to XYPOINT shareholders in connection with the merger into an escrow fund. First Union National Bank will hold the escrow fund. The escrow fund is similar to a security deposit. XYPOINT has made various representations, warranties and covenants in the merger agreement. If these representations, warranties, covenants are inaccurate or breached, TCS will be entitled to be compensated for resulting losses from the escrow fund for all amounts in excess of $150,000. Subject to any unresolved claims that TCS may have against the escrow fund, shares of TCS Common Stock will be released from escrow to XYPOINT shareholders promptly after the twelve month anniversary of the closing of the merger.

     Q:  WHO IS THE SHAREHOLDERS' AGENT?

     A: XYPOINT has appointed Joseph Manzinger, an employee of The Hillman Company, XYPOINT's largest shareholder, as the shareholders' agent for the XYPOINT shareholders. As such, Mr. Manzinger will represent your interests after the merger and will be entitled to make certain decisions regarding the escrow fund. By approving the merger agreement, shareholders of XYPOINT will be approving the appointment of Mr. Manzinger as their agent.

     Q: AM I FREE TO IMMEDIATELY RESELL THE TCS COMMON STOCK I RECEIVE IN THE MERGER?

     A: No. Under the terms of the merger agreement that you are being asked to approve, all of the shareholders of XYPOINT who have not executed a voting agreement must sign a stock restriction agreement that restricts the transfer of shares of TCS Common Stock. As a consequence, all shares of TCS Common Stock issued in the merger will be "locked-up" for a period of 120 days after the merger. Two-thirds of these shares will be locked-up for an additional 60 days for a total of 180 days after the merger, and one-third of these shares will be locked-up for an additional 120 days for a total of 240 days after the merger. Additionally, certain XYPOINT directors and officers have agreed not to sell their shares of TCS Common Stock for 180 days, and in some cases 360 days, after the merger. There will be a legend on the TCS Common Stock certificates you receive as a result of the merger reflecting these restrictions. It is a condition to TCS' obligation to close the merger that shareholders who hold at least 90% of the fully-diluted capital stock of XYPOINT execute either a stock restriction agreement or a voting agreement.

     Q:  HOW DO XYPOINT'S OFFICERS AND DIRECTORS PLAN TO VOTE ON THE MERGER?

     A: XYPOINT's board of directors has unanimously approved the merger agreement and the merger and has recommended that XYPOINT's shareholders approve the merger agreement and the merger. You should also be aware that certain XYPOINT executive officers and directors and certain other shareholders have already agreed to vote in favor of the merger agreement and the merger.

     Q: MAY DISSENTING XYPOINT SHAREHOLDERS DISSENT AND SEEK APPRAISAL RIGHTS IN THE MERGER?

     A: Yes. XYPOINT shareholders may dissent and seek appraisal rights under Washington law in the merger. However, if XYPOINT shareholders who would receive in excess of 5% of the TCS Common Stock to be issued in the merger demand an appraisal, TCS may terminate the merger agreement. To perfect their appraisal rights, XYPOINT shareholders must strictly comply with the procedures in Chapter 23B.13 of the Washington Business Corporation Act. Failure to strictly comply with these procedures will result in the loss of appraisal rights. We have attached a copy of these provisions as Appendix B. See "Appraisal Rights - The Rights of XYPOINT Dissenting Shareholders" on page 60.

     Q: WILL MY RIGHTS AS A TCS STOCKHOLDER BE DIFFERENT FROM MY RIGHTS AS AN XYPOINT SHAREHOLDER?

     A: Yes. At the time of the merger, you will become a TCS stockholder. There are important differences between the rights of shareholders of XYPOINT and stockholders of TCS. Please carefully review the description of these differences in the section entitled "Comparison of the Rights of Holders of TCS Common Stock and XYPOINT Capital Stock" on page 91 in this proxy statement/prospectus.

     Q:  WHOM SHOULD I CALL IF I HAVE QUESTIONS?

     A:  You should call Gregg Blodgett, XYPOINT's Chief Financial Officer, at
         (206) 674-1030 with any questions about the merger or the related transactions.

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully, you should read carefully this entire proxy statement/prospectus and the other attached documents. For more information about the companies, see "Where You Can Find More Information."

                                 THE COMPANIES

TELECOMMUNICATION SYSTEMS, INC.
     275 West Street
     Annapolis, Maryland 21401
     (410) 263-7616

     TCS provides wireless network application software and services and communications engineering services. TCS was founded in 1987 as a provider of communications engineering services, which have historically generated the majority of its revenue. TCS' communications engineering services include network design, installation and operation, network engineering and analysis, and complex program management. Through its experience, TCS recognized the demand for network application software that provides for the delivery of Internet content, short messages and enhanced data communications services to wireless devices, including phones, two-way pagers and personal digital assistants. As a result, TCS has expanded its business over the past several years to focus on the development of this software.

     As part of TCS' focus on network application software, TCS developed its Wireless Internet Gateway software, which allows wireless carriers and enterprises to provide their customers and employees with real-time, wireless access to Internet content, corporate intranets and e-mail. TCS also developed Short Message Service Center software, which allows wireless device users to send and receive text or data messages. When the Wireless Internet Gateway and Short Message Service Center software are used together, TCS is able to provide additional features such as confirming and prioritizing message delivery, securing messages and data, and tracking the location of wireless devices. TCS can perform these functions because its software was designed to access information stored inside wireless networks, such as device on/off status and billing and transaction records. As of November 30, 2000, TCS' software was installed in 19 U.S. and international wireless carrier networks.

XYPOINT CORPORATION
     2200 Alaskan Way
     Second Floor
     Seattle, Washington 98121
     (206) 674-1000

     XYPOINT hosts an operating platform for wireless location, commerce and other value added services, and is a leading provider of enhanced 911 (E-911) services to wireless carriers. XYPOINT's scalable platform incorporates a wireless application development toolkit that can provide access to a wireless subscriber's location information with the permission of the wireless carrier. XYPOINT also designed its technology to enable the extension of web based activities, including e-commerce, to the mobile environment and to assist in the development and provision of additional location-based services and applications. XYPOINT launched commercial E-911 services in 1998 and currently has agreements to provide such services to over 15 wireless carriers located in the United States. E-911 services have represented substantially all of XYPOINT's revenue to date.

WINDWARD ACQUISITION CORP.
     275 West Street
     Annapolis, Maryland 21401
     (410) 263-7616

     Windward, a Washington State corporation, is a wholly-owned subsidiary of TCS. TCS formed Windward on November 14, 2000 solely for the purpose of effecting the merger.

                                   THE MERGER

THE SPECIAL MEETING

     The special meeting of XYPOINT shareholders will be held on January   ,
2001 at the DoubleTree Hotel, 300 112th Avenue SE, Bellevue, Washington 98004, at 8:00 a.m., Seattle time. Notice of the XYPOINT special meeting is being sent to all holders of record of XYPOINT common and preferred stock. The record date for XYPOINT shareholders entitled to receive notice of and to vote at the XYPOINT special meeting was the close of business on December 9, 2000.

WHAT XYPOINT SHAREHOLDERS WILL RECEIVE IN THE MERGER

     If the merger is completed, holders of shares of the following classes and series of XYPOINT capital stock will receive the following for each 100 shares held, plus cash instead of any fractional shares:

           CLASS OR SERIES OF CAPITAL STOCK              SHARES OF TCS COMMON STOCK
           --------------------------------              --------------------------
Series A Preferred                                                 8.9554
Series B Preferred                                                10.2537
Series C Preferred                                                10.2537
Series D Preferred                                                15.7613
Series E Preferred                                                 9.0232
Series X Junior Preferred                                          8.9554
Common Stock                                                       8.9554

     The preceding table assumes that prior to the consummation of the merger:
(1) all outstanding shares of XYPOINT Series A preferred stock and Series X Junior preferred will be converted into shares of XYPOINT common stock, (2) warrants for 216,250 shares of Series X Junior preferred stock will be exercised, (3) warrants for 500,000 shares of Series X Junior preferred stock and 259,740 shares of Series E preferred stock will not be exercised and will expire by their terms. The actual exchange ratios will depend on XYPOINT's capitalization at the closing of the merger.

REASONS FOR THE MERGER

     TCS and XYPOINT believe that the merger of XYPOINT with and into a wholly-owned subsidiary of TCS will create a combined company that will:

     - build upon existing complimentary business models and customer relationships;

     - enhance complimentary technologies and competitive strengths;

     - offer customers a more complete software product services and portfolio;

     - expand new production development opportunities through the integration of existing products and services;

     - leverage the two companies' distribution channels to provide opportunities to increase market penetration and revenue growth;

     - have greater capacity to respond to competition, market demands and technological change;

     - have increased management breadth and depth, as compared to each company as a stand-alone entity; and

     - be more favorably positioned to access capital and to potentially reduce the cost of capital.

REQUIRED VOTE TO APPROVE MERGER

     Under applicable Washington law and the charter documents of XYPOINT, approval of the merger requires the affirmative vote of holders of:

     - a majority of the outstanding shares of XYPOINT Series A, B, C, D and E preferred stock, voting together on an as-converted basis; and

     - a majority of all outstanding shares of XYPOINT common stock and preferred stock, voting together on an as-converted basis.

     As of the record date, there were:

     - 123 shareholders of record of XYPOINT Series A, B, C, D and E preferred stock, 27,949,044 shares of Series A, B, C, D and E preferred stock outstanding on an actual basis and 28,263,138 shares of Series A, B, C, D and E preferred stock outstanding on an as-converted basis; and

     - 212 shareholders of record of XYPOINT's common stock and preferred stock, 37,631,006 shares of XYPOINT common stock and preferred stock outstanding on an actual basis and 37,945,100 shares of XYPOINT common stock and preferred stock outstanding on as-converted basis.

     All XYPOINT executive officers, directors and their respective affiliates, as well as certain other significant XYPOINT shareholders, have agreed to vote all shares over which they exercise voting control for the approval of the merger agreement and the merger. The vote of these shares by themselves is sufficient to approve the merger agreement and the merger. As a result, approval of the merger by XYPOINT shareholders is assured.

     No approval by stockholders of TCS is required to effect the merger. TCS, as the sole shareholder of Windward Acquisition Corp., has approved the merger agreement and the merger.

REQUIRED VOTE TO APPROVE CONVERSION OF XYPOINT SERIES A PREFERRED STOCK

     To approve the automatic conversion of the Series A preferred stock into XYPOINT common stock immediately prior to and conditioned upon the closing of the merger, the affirmative vote of the holders of shares representing two-thirds of the holders of Series A preferred stock is required. If this vote is obtained, no other action is necessary and all shares of the Series A preferred stock shall be automatically converted to XYPOINT common stock.

     If, however, the automatic conversion of the Series A preferred stock is not approved, under XYPOINT's amended and restated articles of incorporation, each holder of Series A preferred stock is nevertheless entitled to convert his or her shares. Individual holders of Series A preferred stock may, and should, opt to convert their shares prior to the effective date of the merger in order to maximize the number of shares of TCS Common Stock received by these holders.

     Individual holders of Series A preferred stock may provide notice of their intention to exercise their optional conversion right by voting for automatic conversion of their shares on the proxy card. After the special meeting, and only in the event the automatic conversion is not approved, the individual shareholders who opt to convert will be notified by XYPOINT of the procedure to surrender their duly endorsed certificates.

REQUIRED VOTE TO APPROVE CONVERSION OF XYPOINT SERIES X JUNIOR PREFERRED STOCK

     To approve the automatic conversion of the Series X Junior preferred stock into XYPOINT common stock immediately prior to and conditioned upon the closing of the merger, the affirmative vote of the holders of shares representing a majority of the holders of Series X Junior preferred stock is required. If this vote is obtained, no other action is necessary and all shares of the Series X Junior preferred stock shall be automatically converted to XYPOINT common stock.

     If, however, the automatic conversion of the Series X Junior preferred stock is not approved, under XYPOINT's amended and restated articles of incorporation, each holder of Series X Junior preferred stock is nevertheless entitled to convert his or her shares. Individual holders of Series X Junior preferred stock may, and should, opt to convert their shares prior to the effective date of the merger in order to maximize the number of shares of TCS Common Stock received by these holders.

     Individual holders of Series X Junior preferred stock may provide notice of their intention to exercise their optional conversion right by voting for automatic conversion of their shares on the proxy card. After the special meeting, and only in the event the automatic conversion is not approved, the individual shareholders who opt to convert will be notified by XYPOINT of the procedure to surrender their duly endorsed certificates.

REQUIRED VOTE TO APPROVE VESTING

     To approve the payments to disqualified individuals, the affirmative vote of the holders of shares representing more than seventy-five percent (75%) of the outstanding shares of XYPOINT's capital stock, voting together as a class (excluding those holders who are disqualified individuals entitled to receive payments pursuant to the transactions contemplated by the merger agreement and certain people related to those disqualified individuals), is required.

     If the payments to be made to disqualified individuals pursuant to the merger agreement are not approved by the shareholders, under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the payments could be treated as "parachute payments" made in connection with a "change in control" of XYPOINT (as that term is defined in Section 280G of the Code and which definition the merger would meet). This treatment could cause XYPOINT to lose compensation expense deductions for these payments and could result in the imposition of a 20% excise tax on a portion of these payments, which tax would be payable by the affected employees.

     Under the merger agreement, XYPOINT agreed to obtain shareholders' approval of these payments prior to the merger closing date.

RECOMMENDATION OF THE XYPOINT BOARD OF DIRECTORS

     The XYPOINT board of directors has unanimously approved the merger agreement and the merger and believes that the merger is fair to, and in the best interests of, XYPOINT and its shareholders. The XYPOINT board of directors, therefore, unanimously recommends that holders of XYPOINT capital stock vote "FOR" approval of the merger agreement and the merger and the other proposals presented at the special meeting.

INTERESTS OF XYPOINT OFFICERS AND DIRECTORS IN THE MERGER

     In considering the XYPOINT board of directors' recommendation that you approve the merger agreement and the merger, you should note that certain XYPOINT officers and directors have interests in the merger that are different from, or in addition to, your interests. Specifically, as a result of or in connection with the merger:

             - some XYPOINT officers and directors will become officers of the surviving corporation;

             - the vesting of all unvested stock options held by XYPOINT's officers and directors will accelerate as a result of the merger;

             - XYPOINT's directors and officers and their affiliates
               beneficially own approximately 40% of XYPOINT's capital stock, see "Principal Shareholders of XYPOINT Corporation";

             - officers and employees of XYPOINT who become officers or employees of TCS following the merger will receive additional options from TCS after the merger;

             - if the market price of TCS Common Stock is less than $17.07 per share as of the closing date, holders of XYPOINT's preferred stock will receive securities having a lower market value as of the closing date than the liquidation preferences set forth in XYPOINT's articles of incorporation, and, correspondingly, XYPOINT's officers and directors, who generally hold XYPOINT common stock or Series X Junior preferred stock or options or warrants to acquire XYPOINT common stock or Series X Junior preferred stock and in some cases Series A preferred stock, will receive more consideration than they would otherwise if the Series B through Series E preferred stock had received the amount of their liquidation preferences calculated using a market price as of the closing date; and

             - TCS expects to enter into an employment agreement with Kenneth
               Arneson and potentially other officers of XYPOINT.

     As a result, XYPOINT's directors and officers could be more likely to vote to approve the merger agreement and the merger than XYPOINT shareholders generally.

XYPOINT'S REASONS FOR THE MERGER

     The XYPOINT board of directors believes that the merger is advisable and in the best interests of XYPOINT and its shareholders. The members of the XYPOINT board of directors unanimously approved the merger and the adoption of the merger agreement and recommend that XYPOINT shareholders vote to approve the merger by adoption of the merger agreement.

     In reaching its decision, the XYPOINT board of directors considered a number of factors, including the following (to which no relative weights were assigned):

     - the combined company's improved access to capital and current cash on hand, as compared to XYPOINT's current cash position and access to capital as an independent company;

     - the liquidity for XYPOINT's shareholders is likely to be quicker as a result of the merger;

     - the ability of the combined company to take advantage of economies of scale and opportunities for consolidation;

     - a broader and deeper management team;

     - the potential benefits to shareholder value of being a company that could compete for high profile class projects; and

     - possible synergies due to the complementary nature of the companies' technologies, service offerings and customer bases;

     - the combined company would have the opportunity to develop new products to market to XYPOINT's existing customers;

     - the combined company would have a complimentary sales force on both the West coast and the East coast of the United States.

DISSENTERS' RIGHTS OF APPRAISAL

     If the merger is completed, XYPOINT shareholders who do not vote for the adoption of the merger agreement and who otherwise comply with the procedural requirements of Washington law will be entitled to appraisal rights under Washington law. To perfect their appraisal rights, XYPOINT shareholders must strictly comply with the procedures in Chapter 23B.13 of the Washington Business Corporation Act, including by delivering written notice to XYPOINT, prior to the taking of the vote, of their intent to exercise dissenters' rights. Failure to strictly comply with these procedures will result in the loss of appraisal rights. A copy of these provisions is attached as Appendix B.

     TCS may terminate the merger agreement if, immediately prior to the completion of the merger, XYPOINT shareholders who would otherwise receive in excess of 5% of the

4,300,000 shares of TCS Common Stock to be delivered in connection with the merger have demanded appraisal rights (which demands have not been withdrawn).

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Assuming the merger qualifies as a reorganization within the meaning of
Section 368(a) of the Code, holders of XYPOINT shares that receive shares of TCS Common Stock in the merger will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, they receive in lieu of a fractional share of TCS Common Stock. Although the merger is intended to constitute a tax-free reorganization for federal income tax purposes, there cannot be any assurance that the merger will so qualify. If the merger is not a tax-free reorganization, XYPOINT shareholders may recognize gain or loss for U.S. federal income tax purposes on the exchange of XYPOINT capital stock for TCS Common Stock. The tax consequences of the transaction to a XYPOINT shareholder will depend on his or her particular facts and circumstances. Your basis in shares of TCS Common Stock received in the merger will generally equal your basis in your shares of XYPOINT capital stock, except to the extent you have recognized a gain as a result of receiving cash for any fractional shares of TCS Common Stock to which you were otherwise entitled. XYPOINT shareholders should consult a tax advisor for a full understanding of the tax consequences of the merger to him or her. If you exercise your dissenters' rights, you may have a tax liability to the extent you recognize a gain. See the more complete discussion in "Material U.S. Federal Income Tax Consequences."

CONDITIONS TO THE MERGER

     The merger will not be completed unless several conditions are satisfied or waived, including:

             - the continuing accuracy of the representations and warranties made by TCS and XYPOINT in the merger agreement;

             - the absence of any material change in the condition, results of operations, assets, liabilities or business of TCS or XYPOINT;

             - the receipt of requisite shareholder approvals, consents by third parties and governmental and regulatory approvals;

             - the approval by the requisite shareholder vote of any payments and benefits to its employees which are characterized as "parachute payments," within the meaning of Section 280G(b)(2) of the Code as a result of the merger, the merger agreement or the transactions contemplated by the merger agreement;

             - the execution and delivery of the escrow agreement;

             - the execution and delivery of stock restriction agreements by shareholders, option holders and warrant holders, representing at least 90% of the fully diluted capital stock of XYPOINT;

             - the continuing effectiveness of the registration statement (of which this document is a part) filed with the SEC; and

             - the absence of legal restraints that prevent the completion of the merger.

NONSOLICITATION

     XYPOINT has agreed that it shall not solicit or initiate any other offer or proposal to acquire or invest in XYPOINT until the earlier of the termination of the merger agreement or the date of the merger. XYPOINT has further agreed that it will not provide information about itself to any other party or enter into any agreements with any party in connection with a proposal to acquire or invest in XYPOINT, except in the opinion of outside legal counsel to XYPOINT as may be legally required to comply with the duties of the board of directors of XYPOINT under applicable law, and upon receipt of a confidentiality agreement.

TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT

     TCS and XYPOINT may terminate the merger agreement at any time prior to completion of the merger by mutual written consent. Either company also may terminate the merger agreement at any time prior to the completion of the merger:

             - if the merger has not been completed by March 31, 2001, unless the failure to complete the merger is the result of a breach of the merger agreement by the party seeking to terminate the merger agreement;

             - if any final, nonappealable permanent injunction or other order of a court or other competent authority prevents completion of the merger and the transactions contemplated by the merger agreement; or

             - if the other party's representations or warranties under the merger agreement were untrue when made in any material respect or if the other party materially breaches any obligation under the merger agreement and the breach remains uncured 30 days after receipt of written notice from the other party.

     The merger agreement may be amended at any time by execution of an instrument in writing signed on behalf of each of the parties and, in the case of TCS and XYPOINT, approved by their respective boards of directors. Any amendment made subsequent to the adoption of the merger agreement by the shareholders of XYPOINT shall not alter or change the amount or kind of consideration to be received on conversion of the XYPOINT capital stock or alter or change any of the terms and conditions of the merger agreement if the alteration or change would materially adversely affect the holders of XYPOINT capital stock.

ESCROW FUND

     In connection with the merger, 400,000 shares of TCS Common Stock issuable to XYPOINT shareholders in the merger will be placed in escrow with First Union National Bank. Each XYPOINT shareholder will be deemed to have contributed into the escrow fund in proportion to the aggregate number of shares of TCS Common Stock that a shareholder would otherwise have been entitled under the merger agreement. The escrow fund shall be the exclusive remedy to compensate TCS for any losses as a result of any inaccuracy or breach of a representation or warranty of XYPOINT contained in the merger agreement or any failure to comply with any covenant contained in the merger agreement. TCS may not receive any shares from the escrow fund for a breach of a representation, warranty or covenant unless and until TCS suffers cumulative losses in excess of $150,000, subject to certain exceptions, in which case TCS will be compensated for all damages in excess of $150,000. Subject to any unresolved claims that TCS may have against the escrow fund, shares of TCS Common Stock will be released from escrow to XYPOINT shareholders promptly after the 12 month anniversary of the closing of the merger.

REGULATORY APPROVALS TCS AND XYPOINT MUST OBTAIN TO COMPLETE THE MERGER

     TCS and XYPOINT cannot complete the merger unless it is approved by, among others, the Federal Trade Commission and the Department of Justice. Further, TCS and XYPOINT need to obtain waivers from federal and state rules in order to continue to operate XYPOINT's business as it is currently being conducted. TCS and XYPOINT plan to make the necessary filings with these regulatory authorities and do not know of any reason why TCS and XYPOINT cannot obtain these regulatory approvals in a timely manner.

RESTRICTIONS ON TRANSFER

     Under the terms of the merger agreement, all of the shareholders of XYPOINT who have not signed a voting agreement must sign a stock restriction agreement that restricts the transfer of shares of TCS Common Stock. As a consequence, unless TCS amends or waives the restrictive provisions earlier, all shares of TCS Common Stock issued in the merger will be "locked-up" for a period of 120 days after the merger. Two-thirds of these shares will be locked-up for an additional 60 days, for a total of 180 days after the merger, and one-third of these shares will be locked-up for an additional 120 days, for a total of 240 days after the merger. Additionally, certain XYPOINT directors and officers have agreed not to sell their shares of TCS Common Stock for 180 days, and in some cases, 360 days after the merger. There will be a legend on the TCS Common Stock certificates XYPOINT shareholders receive as a result of the merger reflecting these restrictions. In addition, affiliates of TCS after the merger will be subject to additional restrictions on the resale of TCS Common Stock. It is a condition to TCS' obligation to close the merger that shareholders who hold at least 90% of the fully-diluted capital stock of XYPOINT execute either a stock restriction agreement or the voting agreement.

ACCOUNTING TREATMENT OF MERGER

     For accounting purposes, TCS and XYPOINT expect to treat the merger as a purchase.

SHARE INFORMATION AND MARKET PRICES

     TCS Common Stock is quoted on the Nasdaq National Market under the symbol "TSYS." TCS will list the additional shares of its Class A common stock to be issued in connection with the merger on the Nasdaq National Market. On November 14, 2000, the day before the public announcement of the proposed merger, TCS Common Stock closed at $16.13 and on December 8, 2000, TCS Common Stock closed at $8.25 per share. XYPOINT stock is not publicly traded or quoted on any exchange. The most recent private sale of stock by XYPOINT was made on August 18, 2000 when XYPOINT sold shares of its Series E preferred stock at $1.54 per share.

     In accordance with the merger agreement and XYPOINT's articles of incorporation the exchange ratios for XYPOINT's Series A, B, C, D and E preferred stock, Series X Junior preferred stock and common stock were calculated based on the average closing price of TCS Common Stock for the forty-five days ending on and including the third trading day prior to the date of execution of the merger agreement, which was $17.07 per share.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     This document contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. TCS and XYPOINT generally identify forward-looking statements by the use of terms such as "believe," "anticipate," "intend" or "expect." These forward-looking statements relate to TCS' and XYPOINT's plans, objectives and expectations for future operations. TCS and XYPOINT base these statements on their beliefs as well as assumptions made using information currently available to them. In light of the risks and uncertainties inherent in all projected operational matters, the inclusion of forward-looking statements in this document should not be regarded as a representation by TCS and XYPOINT or any other person that their objectives or plans will be achieved or that any of operating expectations will be realized. Revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this document as a result of factors, including those set forth in the section of this document entitled "Risk Factors." These factors should not be considered exhaustive. TCS and XYPOINT undertake no obligation to release publicly the results of any future revisions they may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. TCS and XYPOINT caution you not to put undue reliance on these forward-looking statements.

TRADEMARKS

     This proxy statement/prospectus contains trademarks and service marks of TCS and XYPOINT and may contain trademarks of others. TCS' trademarks include WINSuite, MOMenus, MO Buddies, MO Chat, MO Mail, QueryNet, MobiChat, InfoCafe, MobileChat, Gabriel, Enabling Convergent Technologies and the TCS logo. XYPOINT's registered trademarks include XYPOINT Technology, XYPOINT and Xybox, and pending trademarks include Urgent Agents and Nomad. All other brand names or trademarks appearing in this proxy statement/prospectus are the property of their respective holders.

                             SUMMARY FINANCIAL DATA

                        TELECOMMUNICATION SYSTEMS, INC.

     The table that follows presents portions of TCS' financial statements and is not complete. You should read the following selected financial data together with TCS' financial statements and related notes and with "TeleCommunication Systems, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the more complete financial information included elsewhere in this proxy statement/ prospectus. TCS has derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from TCS' financial statements which have been audited by Ernst & Young LLP, independent auditors, and which are included in this proxy statement/prospectus beginning on page F-2. TCS has derived the statement of operations data for the nine months ended September 30, 1999 and 2000 and the balance sheet data as of September 30, 2000 from TCS' unaudited financial statements included in this proxy statement/prospectus beginning on page F-2 which include, in TCS' opinion, all adjustments, consisting only of normal recurring adjustments, that it considers necessary for the fair presentation of TCS' financial position and results of operations for those periods. The historical results presented below for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for any future period.

                                                                                  NINE MONTHS
                                                                                     ENDED
                                                   YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                 ---------------------------   -----------------
                                                  1997      1998      1999      1999     2000(1)
                                                 -------   -------   -------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
REVENUE:
Network applications:
     Software licenses.........................  $ 1,373   $ 2,104   $ 3,975   $ 2,933   $ 6,368
     Services..................................    3,815     5,806     7,345     5,178     8,376
                                                 -------   -------   -------   -------   -------
       Network applications....................    5,188     7,910    11,320     8,111    14,744
Communications engineering services............   22,636    17,078    34,440    23,963    26,231
                                                 -------   -------   -------   -------   -------
       Total revenue...........................   27,824    24,988    45,760    32,074    40,975
OPERATING COSTS AND EXPENSES:
     Direct cost of network application
       services................................    2,918     4,252     4,993     3,539     6,545
     Direct cost of communications engineering
       services................................   17,847    12,358    26,889    18,661    19,914
     Sales and marketing.......................    1,045     1,455     2,285     1,621     4,433
     Research and development..................      204       354     1,098       791     2,711
     General and administrative................    3,091     4,001     5,329     3,783     7,592
     Non-cash stock compensation expense.......       --        --        --        --       841
     Depreciation and amortization of property
       and equipment...........................      294       424       916       515     1,762
     Amortization of software development
       costs...................................      220       593     1,401     1,050     2,168
                                                 -------   -------   -------   -------   -------
       Total operating costs and expenses......   25,619    23,437    42,911    29,960    45,966
                                                 -------   -------   -------   -------   -------

                                                                                  NINE MONTHS
                                                                                     ENDED
                                                   YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                 ---------------------------   -----------------
                                                  1997      1998      1999      1999     2000(1)
                                                 -------   -------   -------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME (LOSS) FROM OPERATIONS..................  $ 2,205   $ 1,551   $ 2,849   $ 2,114   $(4,991)
Interest expense and other financing costs.....    1,263     1,550     1,741     1,203       472
                                                 -------   -------   -------   -------   -------
Income (loss) before income taxes and
  extraordinary item...........................      942         1     1,108       911    (5,463)
Income tax expense (benefit)...................       --        --     2,408        --    (2,140)
                                                 -------   -------   -------   -------   -------
Income (loss) before extraordinary item........  $   942   $     1   $(1,300)  $   911   $(3,323)
                                                 =======   =======   =======   =======   =======
Income (loss) attributable to common
  stockholders.................................  $   942   $     1   $(1,300)  $   911   $(4,082)
                                                 =======   =======   =======   =======   =======
EARNINGS (LOSS) PER COMMON SHARE:
     Basic.....................................  $  0.09   $    --   $ (0.12)  $  0.08   $ (0.28)
     Diluted...................................  $  0.09   $    --   $ (0.12)  $  0.05   $ (0.28)
Basic shares used in calculation...............   10,788    10,788    10,788    10,788    14,447
Diluted shares used in computation.............   11,076    14,768    10,788    17,686    14,447

                                                        AS OF DECEMBER 31,            AS OF
                                                    ---------------------------   SEPTEMBER 30,
                                                     1997      1998      1999         2000
                                                    -------   -------   -------   -------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
     Unrestricted cash............................  $   864   $   440   $ 3,257      $67,874
     Working capital (deficit)....................   (2,149)     (360)    4,229       76,587
     Total assets.................................   10,764    14,649    27,672       99,240
     Long-term debt and capital leases............    2,975     6,621     6,672        1,257
     Total liabilities............................   12,269    15,994    22,351       13,633
     Series A preferred stock.....................       --        --     9,520           --
     Total stockholders' equity (deficit).........   (1,736)   (1,345)   (4,199)      85,607

---------------
(1) For the nine month period ended September 30, 2000, TCS recorded an extraordinary loss on early extinguishment of debt of $(0.2) million, net of a tax benefit. Approximately $9.3 million of TCS' initial public offering proceeds were used to extinguish debt.

                              XYPOINT CORPORATION

     The table that follows presents portions of XYPOINT's financial statements and is not complete. You should read the following selected financial data together with XYPOINT's financial statements and related notes and with "XYPOINT Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations" and the more complete financial information included elsewhere in this proxy statement/prospectus. XYPOINT has derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from XYPOINT's financial statements which have been audited, and are included in this proxy statement/prospectus beginning on page F-24. XYPOINT has derived the statement of operations data for the nine months ended September 30, 1999 and 2000 and the balance sheet data as of September 30, 2000 from XYPOINT's unaudited financial statements included in this proxy statement/prospectus beginning on page F-24, which include, in XYPOINT's opinion, all adjustments, consisting only of normal recurring adjustments, that it would consider necessary for the fair presentation of its financial position and results of operation for those periods. The historical results presented below for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for any future period.

                                                                                  NINE MONTHS
                                                                                     ENDED
                                                  YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                ----------------------------   -----------------
                                                 1997       1998      1999      1999      2000
                                                -------   --------   -------   -------   -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue.....................................  $    --   $    239   $ 2,207   $ 1,332   $ 5,553
OPERATING EXPENSES:
  Operations..................................       --      2,250     2,813     2,024     2,863
  Field marketing and deployment..............       --      1,609     1,209     1,014       748
  Sales and marketing.........................    1,404      1,253       639       539     1,575
  Research and development....................    2,862      1,871     1,794     1,229     2,912
  General and administrative..................    1,802      1,705     1,970     1,388     1,896
  Stock option and warrant compensation.......      328         75       370        93     1,153
  Restructuring charge........................       --         --       181       166        --
  Depreciation and amortization of property...      758      1,271     1,710     1,282     1,261
                                                -------   --------   -------   -------   -------
       Total operating expenses...............    7,154     10,034    10,686     7,735    12,408
                                                -------   --------   -------   -------   -------
LOSS FROM OPERATIONS..........................   (7,154)    (9,795)   (8,479)   (6,403)   (6,855)
  Interest, net and other expenses............     (144)       156       (59)      (29)     (124)
                                                -------   --------   -------   -------   -------
  Net loss....................................  $(7,298)  $ (9,639)  $(8,538)  $(6,432)  $(6,979)
                                                =======   ========   =======   =======   =======

                                                                                  NINE MONTHS
                                                                                     ENDED
                                                  YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                ----------------------------   -----------------
                                                 1997       1998      1999      1999      2000
                                                -------   --------   -------   -------   -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
ACCRETION OF PREFERRED STOCK..................  $   (81)  $   (274)  $  (431)  $  (324)  $  (330)
Net loss attributable to common
  shareholders................................  $(7,379)  $ (9,913)  $(8,969)  $(6,756)  $(7,309)
                                                =======   ========   =======   =======   =======
LOSS PER COMMON SHARE:
  Basic and diluted...........................  $    --   $(892.74)  $(57.10)  $(66.82)  $(15.65)
  Basic and diluted shares used in
     computation..............................       --     11,104   157,084   101,099   467,067

                                                       AS OF DECEMBER 31,             AS OF
                                                  -----------------------------   SEPTEMBER 30,
                                                   1997       1998       1999         2000
                                                  -------   --------   --------   -------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
     Cash and cash equivalents..................  $ 5,091   $ 10,780   $  3,949     $  7,333
     Working capital............................    4,250      9,384      3,524        6,197
     Total assets...............................    7,410     14,828      9,343       13,237
     Long-term capital lease obligations........      782      1,167      1,004          610
     Total liabilities..........................    1,820      3,329      3,428        4,085
     Redeemable convertible preferred stock.....   10,372     26,092     26,523       36,589
     Convertible preferred stock................    5,970      5,951      7,424        7,427
     Total shareholders' deficit................   (4,781)   (14,592)   (20,608)     (27,438)

                                TCS AND XYPOINT

            UNAUDITED SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

     TCS and XYPOINT have included this unaudited summary pro forma consolidated financial data for the purpose of illustration only. The data does not necessarily indicate what the operating results or financial position of the combined company would have been if the merger had been completed at the dates indicated. Moreover, this information does not necessarily indicate what the future operating results or financial position of the combined company will be. This unaudited pro forma consolidated financial data reflects treatment of the merger as a purchase for accounting purposes. The unaudited pro forma consolidated statements of operations data gives effect to the merger as if it occurred on January 1, 1999. The unaudited pro forma consolidated balance sheet data gives effect to the merger as if it had occurred on September 30, 2000.

                                                                             NINE MONTHS
                                                      YEAR ENDED                ENDED
                                                  DECEMBER 31, 1999      SEPTEMBER 30, 2000
                                                 --------------------   ---------------------
                                                 (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
     Total revenue.............................        $ 47,967               $ 46,528
     Total operating costs and expenses........         (63,081)               (65,622)
                                                       --------               --------
     Loss from operations......................         (15,114)               (19,094)
     Interest expense, net.....................          (1,799)                  (596)
                                                       --------               --------
     Loss before extraordinary item............        $(16,913)              $(19,690)
                                                       ========               ========
     Loss before extraordinary item
        attributable to common stockholders....        $(16,913)              $(20,230)
                                                       ========               ========
     Loss per common share -- basic and
        diluted................................        $  (1.17)              $  (1.12)
                                                       ========               ========
     Weighted-average common shares
        outstanding -- basic and diluted.......          14,426                 18,085
                                                       ========               ========

                                                                           AS OF
                                                                     SEPTEMBER 30, 2000
                                                                     ------------------
BALANCE SHEET DATA:
     Cash and cash equivalents.................                           $ 75,207
     Working capital...........................                             80,384
     Total assets..............................                            160,797
     Long-term obligations.....................                              1,867
     Stockholders' equity......................                            140,679

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of TCS and XYPOINT and combined per share data on an unaudited pro forma basis after giving effect to the merger. This data should be read in conjunction with the selected historical financial information, the unaudited pro forma consolidated financial information and the separate historical financial statements of TCS and notes thereto and historical financial statements of XYPOINT and notes thereto, included elsewhere in this proxy statement/prospectus. Pro forma share amounts are computed as if the preferred shares of XYPOINT were converted to TCS Common Stock from their date of issuance. The unaudited pro forma consolidated financial information is not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operating results.

     The equivalent XYPOINT pro forma share amounts are calculated by multiplying the combined pro forma per share amounts by the estimated conversion ratio of 0.089554 per share of TCS Common Stock for each share of XYPOINT common stock. The actual equivalents will depend on the class of XYPOINT capital stock held and XYPOINT's capitalization at the closing of the merger.

     Pro forma consolidated net loss per share reflects TCS' and XYPOINT's net loss for the year ended December 31, 1999 and the nine months ended September 30, 2000 and is based upon the weighted average of TCS Common Stock outstanding for the periods presented, and approximately 3,638,438 shares of TCS Common Stock to be issued in the merger.

                                                                        NINE MONTHS
                                                    YEAR ENDED             ENDED
                                                 DECEMBER 31, 1999   SEPTEMBER 30, 2000
                                                 -----------------   ------------------
Historical -- TCS:
  Basic and diluted net loss per share.........       $ (0.12)            $ (0.28)
  Book value per share.........................       $ (0.39)            $  3.51
Historical -- XYPOINT:
  Basic net loss per share.....................       $(57.10)            $(15.65)
  Book value per share.........................       $(50.66)            $(57.13)
Pro forma consolidated net loss per share:
  Pro forma consolidated net loss per TCS
     Common Stock..............................       $ (1.17)            $ (1.12)
  Equivalent pro forma net loss per XYPOINT
     common share..............................       $ (0.10)            $ (0.10)
Pro forma consolidated book value per share:
  Pro forma book value per TCS Common Stock....                           $  7.78
  Equivalent pro forma book value per XYPOINT
     common share..............................                           $  0.70

                            MARKET PRICE INFORMATION

     TCS Common Stock has been traded on the Nasdaq Stock Market's National Market under the symbol "TSYS" since August 7, 2000. The following table sets forth, for the periods indicated, the high and low closing prices for TCS Common Stock as reported by the Nasdaq Stock Market's National Market:

                                                               HIGH     LOW
                                                              ------   ------
Third Quarter 2000 (from August 7, 2000)....................  $32.25   $16.00
Fourth Quarter 2000 (through December 8, 2000)..............  $21.00   $ 7.19

     There is no established trading market for XYPOINT capital stock.

     The table below sets forth the high and low sales prices per share of TCS Common Stock on the Nasdaq Stock Market's National Market on November 14, 2000, the last completed trading day prior to the signing and announcement of the merger agreement, and on December 8, 2000. Also set forth is the implied equivalent value of one share of each class of XYPOINT's capital stock on each date based on the exchange ratios described in this proxy statement/prospectus.

                                                              NOVEMBER 14, 2000   DECEMBER 8, 2000
                                                              -----------------   -----------------
                                                               HIGH       LOW      HIGH       LOW
                                                              -------   -------   -------   -------
TCS Common Stock............................................  $16.25    $13.88     $8.97     $8.00
XYPOINT Capital Stock
       Series A Preferred...................................  $ 1.46    $ 1.24     $0.80     $0.72
       Series B Preferred...................................  $ 1.67    $ 1.42     $0.92     $0.82
       Series C Preferred...................................  $ 1.67    $ 1.42     $0.92     $0.82
       Series D Preferred...................................  $ 2.56    $ 2.19     $1.41     $1.26
       Series E Preferred...................................  $ 1.47    $ 1.25     $0.81     $0.72
       Series X Junior Preferred............................  $ 1.46    $ 1.24     $0.80     $0.72
       Common Stock.........................................  $ 1.46    $ 1.24     $0.80     $0.72

     The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to approve the merger and the merger agreement. Because the number of shares of TCS Common Stock to be issued to the holders of XYPOINT shares is fixed, changes in the market price of TCS Common Stock will affect the dollar value of TCS Common Stock to be received by shareholders of XYPOINT in the merger. XYPOINT shareholders are urged to obtain current market quotation for TCS Common Stock, and to review carefully the other information contained in this proxy statement/prospectus, prior to considering whether to approve the merger and the merger agreement.

                                DIVIDEND POLICY

     TCS has never declared or paid cash dividends on its common stock, including the TCS Common Stock. TCS currently intends to retain any future earnings to fund the development, growth and operation of its business. Therefore, TCS does not currently anticipate paying any cash dividends on the TCS Common Stock in the foreseeable future.

     XYPOINT has never declared or paid dividends on its capital stock. The board of directors of XYPOINT presently intends to retain all future earnings to fund the development, growth and operation of its business. Therefore, XYPOINT does not currently anticipate paying any cash dividends on its capital stock in the foreseeable future.

                                  RISK FACTORS

     You should carefully consider the risks described below before making your decision to vote in favor of the merger. Any of the events, contingencies, circumstances or conditions described in the following risks could materially adversely effect the business, operating results and financial condition of TCS, XYPOINT or the combined company. You should consider these risk factors in conjunction with the information contained elsewhere in this document.

RISKS RELATED TO THE MERGER

TCS AND XYPOINT MAY NOT REALIZE ANY BENEFITS FROM THE MERGER.

     Achieving the benefits of the merger will depend in part on the integration of technology, operations and personnel. The integration of TCS and XYPOINT will be a complex, time consuming and expensive process and may disrupt TCS' business if not completed in a timely and efficient manner. As a result of the different nature of TCS' and XYPOINT's operations, it may be difficult to successfully integrate the products, services, technologies, research and development activities, administration, sales and marketing and other operations of the two companies. The difficulties, costs and delays involved in integrating the companies, which could be substantial, include the following:

     - distracting management and other key personnel, particularly sales and marketing personnel and senior engineers from the business of the combined company;

     - failure to integrate complex technology, product lines and development plans and the difficulty of maintaining uniform standards, controls, procedures and policies;

     - demonstrating to customers and suppliers that the merger will not result in adverse changes in client service standards or business focus;

     - potential incompatibility of business cultures;

     - inability to retain and integrate key personnel;

     - costs and delays in implementing common systems and procedures;

     - costs and logistical and managerial difficulties associated with operating the combined company on the east coast and west coast;

     - disruptions in the combined sales forces that may result in a loss of current customers or the inability to close sales with potential customers;

     - additional financial resources that may be needed to fund the combined operations; and

     - impairment of relationships with employees and customers as a result of changes in management.

     Any of the above risks could prevent the combined company from realizing any benefit from the merger. Neither TCS nor XYPOINT has experience in integrating operations on the scale represented by the merger, and it is not certain that TCS and XYPOINT can be successfully integrated in a timely or efficient manner or at all or that any of the anticipated benefits of the merger will be realized. Failure to do so could have a material adverse effect of the business, financial condition and operating results of TCS and the combined company.

THE MARKET PRICE OF TCS COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.

     The market price of TCS Common Stock may decline as a result of the merger if:

     - the integration of TCS and XYPOINT is unsuccessful or takes longer than expected;

     - the perceived benefits of the merger are not achieved as rapidly or to the extent anticipated by financial analysts or investors; or

     - the effect of the merger on the combined company's financial results is not consistent with the expectations of financial analysts or investors.

BECAUSE THE TOTAL MERGER CONSIDERATION IS FIXED, DECREASES IN TCS' TRADING PRICE WILL REDUCE THE VALUE OF WHAT XYPOINT SHAREHOLDERS RECEIVE IN THE MERGER.

     All of the outstanding shares of XYPOINT capital stock and the options and warrants to purchase shares of XYPOINT's capital stock will be exchanged for a fixed number of shares of TCS Common Stock and options and warrants to purchase TCS Common Stock totaling approximately 4.3 million shares. There will be no adjustment for changes in the market price of TCS Common Stock, and XYPOINT is not permitted to withdraw from the merger or resolicit the vote of its shareholders solely because of changes in the market price of TCS Common Stock. Accordingly, the actual dollar value of TCS Common Stock that XYPOINT shareholders will receive upon completion of the merger will depend on the market value of TCS Common Stock at the time of completion of the merger. In addition, if the market price of TCS Common Stock is less than $17.07 per share as of the closing date, holders of XYPOINT's preferred stock will receive securities having a lower market value as of the closing date than the liquidation preferences set forth in XYPOINT's articles of incorporation. The market price of TCS Common Stock on a recent date is set forth under "Market Price Information."

IF TCS AND XYPOINT DO NOT INTEGRATE THEIR TECHNOLOGY QUICKLY AND EFFECTIVELY, MANY OF THE POTENTIAL BENEFITS OF THE MERGER MAY NOT BE REALIZED.

     TCS intends to integrate XYPOINT's technology into its own products and services as well as offer XYPOINT's products and services separately. TCS and XYPOINT cannot assure you that they will be able to integrate their technology quickly and effectively. In order to obtain the benefits of the merger, TCS must make XYPOINT's technology, products and services operate together with TCS' technology, products and services. TCS may be required to spend additional time and money on integration which would otherwise be spent on developing its own products and services. If TCS does not integrate the technology effectively or if management spends too much time on integration issues, it could harm the combined company's business, financial condition and results of operations.

THE MERGER MAY RESULT IN A LOSS OF TCS OR XYPOINT EMPLOYEES.

     Despite TCS' efforts to hire and retain quality employees, TCS might lose some of XYPOINT's or its own employees following the merger. Competition for qualified management, engineering and technical employees is intense, especially in the Baltimore-Washington area where TCS' principal offices are located and in the Seattle area where XYPOINT's principal offices are located. TCS and XYPOINT have different corporate cultures, and XYPOINT employees may not want to work for a larger, publicly-traded

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

company instead of a smaller, privately-held company. The unvested options held by employees of XYPOINT will fully vest as a result of the merger, and this may affect TCS' ability to retain these employees. In addition, competitors may recruit employees prior to the merger and during integration, as is common in mergers of high technology companies. As a result, employees of XYPOINT or TCS could leave with little or no prior notice. TCS and XYPOINT cannot assure you that the combined company will be able to attract, retain and integrate employees following the merger.

THE MERGER MAY RESULT IN A LOSS OF CUSTOMERS.

     As a result of the merger some customers or potential customers may not continue to do business with TCS or XYPOINT. In this case, the combined company may lose significant revenue that either TCS or XYPOINT might have otherwise received had the merger not occurred.

MERGER RELATED ACCOUNTING CHARGES WILL DELAY AND REDUCE TCS' PROFITABILITY.

     The merger is being accounted for by TCS under the "purchase" method of accounting. Under the purchase method, the purchase price of XYPOINT will be allocated to identifiable assets and liabilities acquired from XYPOINT with any excess being treated as goodwill. As a result, TCS will incur accounting charges from the merger which may delay TCS' profitability. These charges are currently estimated to include: in-process research and development of approximately $10.1 million, to be expensed in the period in which the merger is consummated, amortization of intangible assets, estimated to be approximately $48.3 million to be amortized over 5 years, and other costs not currently known.

IF THE CONDITIONS TO THE MERGER ARE NOT MET OR WAIVED, THE MERGER WILL NOT OCCUR AND THE INTENDED BENEFITS OF THE MERGER WILL NOT BE REALIZED.

     Several conditions must be satisfied or waived to complete the merger. These conditions are described under "The Merger Agreement -- Conditions to the Merger" and in detail in the merger agreement. TCS and XYPOINT cannot assure you that each of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and TCS and XYPOINT each may lose some or all of the intended benefits of the merger. For example, if either party's representations and warranties are not materially true and correct at the closing, the other party may not be required to close. If the merger is not completed, XYPOINT will require substantial additional capital resources to continue its business, which resources may not be available on favorable terms, or at all.

FAILURE TO COMPLETE THE MERGER WOULD HARM XYPOINT'S FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, XYPOINT may be subject to a number of material risks, including the following:

     - if XYPOINT continues to incur substantial operating losses, it will need to immediately and successfully establish new sources of financing, the availability of which is uncertain;

     - potential customers may defer purchases of XYPOINT's services; and

     - employee turnover may increase.

     The occurrence of any of these factors would likely result in serious harm to XYPOINT's business, operating results and financial condition.

XYPOINT OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST ARISING OUT OF PERSONAL BENEFITS TO BE RECEIVED IN THE MERGER THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.

     Some of the directors and officers of XYPOINT may enter into agreements with TCS that provide them with interests in the merger that are different from, or are in addition to, your interests. TCS expects to enter into an employment agreement with Kenneth Arneson. In addition, the vesting of unvested stock options held by directors and officers of XYPOINT will accelerate as a result of the merger. Also, if the market price of TCS Common Stock is less than $17.07 per share as of the closing date, holders of XYPOINT's preferred stock may receive securities having a lower value as of the closing date than the liquidation preferences set forth in XYPOINT's articles of incorporation, and, correspondingly, XYPOINT's officers, who generally hold options to purchase XYPOINT common stock, will receive more consideration than they would otherwise if the holders of XYPOINT preferred stock had received the full amount of their liquidation preferences based on the later market price of TCS Common Stock. As a result, these officers and directors could be more likely to vote to approve the merger agreement than if they did not hold these interests. XYPOINT shareholders should consider whether these interests may have influenced these officers and directors to support or recommend the merger. See "The
Merger -- Interests of Persons in the Merger."

THE MERGER MAY DEPRIVE XYPOINT SHAREHOLDERS OF OPPORTUNITIES.

     As a consequence of the merger, XYPOINT shareholders will lose the chance to receive the benefits of their investment in the development and exploitation of XYPOINT's technologies and products on a stand-alone basis. The management of the combined company may make strategic and operational decisions that differ from those that would be made by XYPOINT as an independent company. Consequently, shareholders of XYPOINT may not achieve a greater return on their investment in the combined company than if XYPOINT were to remain an independent company.

XYPOINT SHAREHOLDERS, OPTION HOLDERS AND WARRANT HOLDERS WILL NOT BE ABLE TO
SELL ANY OF THEIR TCS COMMON STOCK PRIOR TO            , 2001.

     Under the terms of the merger agreement, all of the XYPOINT shareholders must sign either a stock restriction agreement or a voting agreement that restricts the sale or transfer of TCS Common Stock issued in the merger prior to
           , 2001. You cannot sell your TCS Common Stock for a period of 240 days following the effective date of the merger except as follows: (i) on or after the 120th day following the effective date of the merger, you can sell up to one-third (1/3) of the shares of TCS Common Stock acquired by you in the merger; (ii) on or after the 180th day following the effective date of the merger, you can sell up to an additional one-third (1/3) of the shares of TCS Common Stock acquired by you in the merger and (iii) on or after the 240th day following the effective date of the merger, you can sell the remaining one-third (1/3) of the shares of TCS Common Stock acquired by you in the merger. TCS cannot assure you of the stock price of the TCS Common Stock at the expiration of the lock-up. Affiliates of XYPOINT, and those persons who become affiliates of the combined company after the merger, will also be restricted by securities laws which restrict sales by affiliates.

RISKS RELATED TO TCS AND THE COMBINED COMPANY FOLLOWING THE MERGER

EACH OF TCS AND XYPOINT HAVE A HISTORY OF LOSSES, EXPECT LOSSES TO CONTINUE IN THE FUTURE AND THE COMBINED COMPANY MAY NOT EVER BECOME PROFITABLE.

     TCS incurred annual net losses in three of the past five years and nominal income in each of the other two years. TCS incurred net losses of $3.5 million for the nine months ended September 30, 2000 and $1.3 million for the year ended December 31, 1999. As of September 30, 2000, TCS had an accumulated deficit of $8.1 million. XYPOINT incurred annual net losses in each of the past five years. XYPOINT incurred net losses of $7.0 million for the nine months ended September 30, 2000 and $8.5 million for the year ended December 31, 1999. As of September 30, 2000, XYPOINT had an accumulated deficit of $37.1 million. TCS expects to incur significant expenses in the near term, especially product development, sales and marketing and administrative expenses. Therefore, the combined company will need to generate significant additional revenue and control costs to achieve and sustain profitability on a quarterly or annual basis. The combined company may not increase revenue or control costs, and if it does not, its operating results and profitability could be adversely affected.

TCS' AND XYPOINT'S LIMITED OPERATING HISTORIES MAKE FINANCIAL FORECASTING AND EVALUATION OF THE COMBINED COMPANY'S BUSINESS DIFFICULT AND EVALUATION OF YOUR INVESTMENT IN THE COMBINED COMPANY DIFFICULT.

     TCS' and XYPOINT's limited operating histories make it difficult to forecast the combined company's future operating results. TCS has only a limited history selling its current network application software products and related services. Although TCS commenced operations in 1987, substantially all of its revenue came from communications engineering services until 1997 when TCS began generating revenue from its network application software products. For the year ended December 31, 1999, TCS derived approximately 25% of its total revenue from the sale of network application software licenses and services, of which approximately 9% was derived from software licenses and 16% from network application services. The remaining 75% of TCS' total revenue for this period was derived from the sale of communications engineering services. XYPOINT was founded in 1993 and began developing its current E-911 service in 1996. As of September 30, 2000, substantially all revenue recognized by XYPOINT is related to its E-911 products and services. Because TCS changed the focus of its business and because XYPOINT does not have a long history upon which to base forecasts of future operating results, you should not rely on either company's past financial performance to evaluate its future financial performance and any predictions about the combined company's future revenues and expenses may not be as accurate as they would be if TCS and XYPOINT had longer, more stable business histories.

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

VARIATIONS IN QUARTERLY OPERATING RESULTS DUE TO FACTORS SUCH AS CHANGES IN DEMAND FOR ITS PRODUCTS AND CHANGES IN ITS MIX OF REVENUES MAY CAUSE THE TCS COMMON STOCK PRICE TO DECLINE.

     TCS expects its and the combined company's quarterly operating results to fluctuate. TCS therefore believes that quarter-to-quarter comparisons of its operating results may not be a good indication of its future performance, and you should not rely on them to predict its future performance or the future performance of TCS Common Stock. TCS' quarterly revenues, expenses and operating results could vary significantly from quarter-to-quarter. If its operating results in future quarters fall below the expectations of market analysts and investors, the market price of TCS Common Stock will fall.

THE LOSS OF KEY PERSONNEL OR ANY INABILITY TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL COULD HARM TCS' AND THE COMBINED COMPANY'S BUSINESS.

     TCS' and the combined company's future success will depend in large part on its ability to hire and retain a sufficient number of qualified personnel, particularly in sales and marketing and research and development. If TCS is unable to do so, its and the combined company's business would be harmed. TCS' and the combined company's future success also depends upon the continued service of its executive officers and other key sales, engineering and technical staff. The loss of the services of TCS' executive officers and other key personnel would harm TCS' and the combined company's operations. TCS maintains key person life insurance on certain of its executive officers. TCS and the combined company would be harmed if one or more of TCS' officers or key employees decided to join a competitor or if it fails to attract qualified personnel. None of TCS' officers or key personnel are bound by an employment agreement. TCS expects to enter into an employment agreement with Kenneth Arneson and other XYPOINT officers or employees.

MARKET PRICE FLUCTUATIONS OF TCS COMMON STOCK COULD HARM TCS' ABILITY TO ATTRACT AND RETAIN PERSONNEL.

     The market price of TCS Common Stock has fluctuated substantially since its initial public offering in August 2000. Consequently, current and potential employees may perceive TCS' equity incentives such as stock options as less attractive. In that case, TCS' ability to attract and retain employees would be harmed. All unvested options previously granted to XYPOINT officers and employees will accelerate and become fully vested upon the closing of the merger. New options granted to XYPOINT officers and employees at the current market price of TCS Common Stock may not be sufficient to retain XYPOINT officers and employees. In the event TCS' Common Stock price declines, the retention value of stock options will decline and TCS' employees may choose not to remain employed by TCS, which would harm TCS' and the combined company's business.

IF TCS ACQUIRES ADDITIONAL COMPANIES OR TECHNOLOGIES IN THE FUTURE, THEY COULD PROVE DIFFICULT TO INTEGRATE, DISRUPT TCS' AND THE COMBINED COMPANY'S BUSINESS, DILUTE STOCKHOLDER VALUE OR ADVERSELY AFFECT OPERATING RESULTS OR THE MARKET PRICE OF TCS COMMON STOCK.

     In addition to the acquisition of XYPOINT, TCS may acquire or make investments in other companies, services and technologies in the future. If TCS fails to properly evaluate and execute acquisitions and investments, TCS' and the combined company's business and prospects may be seriously harmed. To successfully complete an acquisition, TCS must:

     - properly evaluate the technology;

     - accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses;

     - integrate and retain personnel;

     - combine potentially different corporate cultures; and

     - effectively integrate products and services, and research and development, sales and marketing and support operations.

     If TCS fails to do any of these, TCS and the combined company may suffer losses, its management may be distracted from day-to-day operations and the market price of TCS Common Stock may be materially adversely effected. In addition, if TCS consummates acquisitions using convertible debt or equity securities, existing stockholders may be diluted which could have a material adverse effect on the market price of TCS Common Stock.

BECAUSE SEVERAL OF TCS', XYPOINT'S AND THE COMBINED COMPANY'S COMPETITORS HAVE SIGNIFICANTLY GREATER RESOURCES, TCS AND THE COMBINED COMPANY COULD LOSE CUSTOMERS AND MARKET SHARE.

     The businesses of providing network application software and communications engineering services are highly competitive. Several of TCS', XYPOINT's and the combined company's competitors are substantially larger than they are and have greater financial, technical and marketing resources than they do. In particular, larger competitors have certain advantages over TCS, XYPOINT, and the combined company which could cause TCS and/or the combined company to lose customers and impede their ability to attract new customers, including:

     - financial, technical, marketing, personnel and other resources;

     - more established relationships with wireless carriers;

     - more funds to deploy products and services; and

     - the ability to lower prices of competitive products and services because they are selling larger volumes.

     The widespread adoption of open industry standards such as the Wireless Access Protocol specifications may make it easier for new market entrants and existing competitors to introduce products that compete with TCS', XYPOINT's and the combined company's software products. With time and capital, it would be possible for competitors to replicate TCS', XYPOINT's and the combined company's product and service offerings. Moreover, TCS', XYPOINT's and the combined company's competitors may develop alternative wireless data communications, messaging technologies and mobile location products that gain broader market acceptance than TCS', XYPOINT's and the combined company's. Additionally, the wireless communications industry continues to experience significant consolidation which may make it more difficult for smaller companies such as TCS, XYPOINT and the combined company to compete. Competition could reduce their market share or force them to lower prices. As TCS and the combined company enter new markets and introduce new services, they will face new competitors. TCS' and XYPOINT's competitors include application developers, telecommunications equipment vendors and information technology consultants, and may include traditional Internet portals and Internet infrastructure software companies. TCS expects that it and the combined company will compete primarily on the basis of price, time to market, functionality, quality and breadth of product and service offerings.

BECAUSE TCS' AND XYPOINT'S SOFTWARE MAY CONTAIN DEFECTS OR ERRORS, REVENUE COULD DECREASE IF THIS INJURES TCS' AND THE COMBINED COMPANY'S REPUTATION OR DELAYS SHIPMENTS OF THEIR SOFTWARE.

     The software products that TCS and XYPOINT develop are complex and must meet the stringent technical requirements of its customers. TCS and XYPOINT must quickly develop new products and product enhancements to keep pace with the rapidly changing software and telecommunications markets in which each operate. Software as complex as TCS' and XYPOINT's is likely to contain undetected errors or defects, especially when first introduced or when new versions are released. TCS' and XYPOINT's software may not be error or defect free after delivery to customers, which could damage TCS' and the combined company's reputation, cause revenue losses, result in the rejection of their software or services, divert development resources and increase service and warranty costs, each of which could have a serious harmful effect on TCS and the combined company.

BECAUSE TCS RELIES ON LUCENT TO MARKET AND SELL WIRELESS INTELLIGENT NETWORK APPLICATIONS AND SERVICES, THE COMBINED COMPANY'S BUSINESS WILL BE HARMED IF LUCENT CEASES TO MARKET AND SELL THOSE PRODUCTS AND SERVICES.

     TCS relies on Lucent to market and sell wireless intelligent network applications and services that it develops under a development agreement TCS entered into with Lucent. Lucent markets and sells these applications as part of its own product and service offerings to its wireless carrier customers, many of whom TCS may not be able to independently access. To date, almost all of TCS' revenue from network application software products has resulted from sales to wireless carriers by Lucent. The amount and timing of resources Lucent dedicates to marketing and selling these products is not within TCS' control. Lucent may change its strategic focus, pursue alternative technologies, develop competing products, establish relationships with TCS' competitors or reduce its efforts to market and sell TCS product and service offerings. For example, Lucent is separately developing a new prepaid wireless application and has indicated that it will no longer market the Prepaid Wireless application that was developed under TCS' development agreement with Lucent. Unfavorable developments in the relationship with Lucent would significantly harm TCS' and the combined company's ability to market and sell their wireless intelligent network products.

BECAUSE LUCENT CAN BUY OUT TCS' RIGHT TO RECEIVE REVENUE FROM CERTAIN NETWORK APPLICATION SOFTWARE PRODUCTS FOR A NEGOTIATED LUMP-SUM PAYMENT, TCS' ABILITY TO DERIVE REVENUE FROM THOSE PRODUCTS IN THE FUTURE IS UNCERTAIN.

     TCS shares revenue with Lucent from the sale of the Short Message Service Center and Prepaid Wireless software applications and will share revenue from the sale of enhanced Over-The-Air software applications, once development is complete. TCS' development agreement with Lucent provides that by mutual agreement, Lucent may buy out TCS' right to receive revenue from the sale of these products in exchange for a negotiated lump-sum payment from Lucent to TCS. If Lucent were to buy out TCS' ability to receive revenue from sales of the Short Message Service Center software application, TCS' and the combined company's business would be adversely affected. Revenue from sales of the Short Message Service Center software licenses and related services accounted for approximately 30% of TCS' network applications revenue and 7% of its total revenue for the year ended December 31, 1999 and approximately 39% of its network applications revenue and 14% of its total revenue for the nine months ended September 30, 2000. Moreover, TCS sells its Wireless Internet Gateway and other products in conjunction with the Short Message Service Center software application, and sales could decline if TCS was unable to sell its Wireless Internet Gateway in conjunction with the Short Message Service Center software application.

BECAUSE SALES TO THE U.S. GOVERNMENT AND LUCENT HAVE HISTORICALLY ACCOUNTED FOR THE MAJORITY OF TCS' TOTAL REVENUE, A LOSS OF EITHER OF THEM WOULD SIGNIFICANTLY REDUCE ITS AND THE COMBINED COMPANY'S REVENUE.

     To date, the largest customers of TCS' product and service offerings in terms of revenue generated have been the U.S. government and Lucent. For the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998, TCS received substantially all of its network application software license revenue from Lucent under the Application Development Agreement. Lucent accounted for approximately 60% of TCS' network applications revenue and approximately 22% of its total revenue for the nine months ended September 30, 2000, approximately 45% of its network applications revenue and approximately 11% of its total revenue for the year ended December 31, 1999 and approximately 47% of its network applications revenue and approximately 15% of its total revenue for the year ended December 31, 1998. Various U.S. government agencies accounted for approximately 34% of TCS' network applications revenue and approximately 46% of its communications engineering services revenue for the nine months ended September 30, 2000, approximately 46% of its network applications revenue and approximately 70% of its communications engineering services revenue for the year ended December 31, 1999, and approximately 47% of its network applications revenue and approximately 76% of its communications engineering services revenue for the year ended December 31, 1998. Network applications revenue paid by various U.S. government agencies accounted for approximately 12% of TCS' total revenue for the nine months ended September 30, 2000, approximately 11% of its total revenue for the year ended December 31, 1999, and approximately 15% of its total revenue for the year ended December 31, 1998. Communications engineering services revenue paid by various U.S. government agencies accounted for approximately 29% of TCS' total revenue for the nine months ended September 30, 2000, approximately 53% of its total revenue for the year ended December 31, 1999, and approximately 52% of its total revenue for the year ended December 31, 1998. TCS expects that it will generate a significant portion of its total revenue from the U.S. government and Lucent for the foreseeable future. TCS' and the combined company's growth depends on maintaining relationships with these important customers and on developing other customers and distribution channels.

TCS DERIVES A SIGNIFICANT PORTION OF ITS REVENUE FROM SALES TO THE U.S. GOVERNMENT WHICH HAS SPECIAL RIGHTS UNLIKE OTHER CUSTOMERS AND EXPOSES TCS TO ADDITIONAL RISKS THAT COULD

HAVE A MATERIAL ADVERSE EFFECT ON ITS AND THE COMBINED COMPANY'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

     Sales to the U.S. government accounted for approximately 42% of TCS' total revenue for the nine months ended September 30, 2000 and approximately 64% of its total revenue for the year ended December 31, 1999. TCS' ability to earn revenue from sales to the U.S. government can be affected by numerous factors outside of its control including:

     - THE U.S. GOVERNMENT MAY TERMINATE THE CONTRACTS IT HAS WITH TCS. All of the contracts TCS has with the U.S. government are, by their terms, subject to termination by the U.S. government either for its convenience or in the event of a default by TCS. In the event of termination of a contract by the U.S. government, TCS may have little or no recourse.

     - TCS' CONTRACTS WITH THE U.S. GOVERNMENT MAY BE TERMINATED DUE TO CONGRESS FAILING TO APPROPRIATE FUNDS. TCS' U.S. government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Any failure by Congress to appropriate funds to any program that TCS participates in could materially delay or terminate the program and have a material adverse effect on TCS' business. For example, the General Services Administration is one of TCS' primary U.S. government customers and accounted for 30% of TCS' total revenue for the nine months ended September 30, 2000 and 43% for the year ended December 31, 1999.

     - TCS IS SUBJECT TO PROCUREMENT AND OTHER RELATED LAWS AND REGULATIONS WHICH CARRY SIGNIFICANT PENALTIES FOR NON-COMPLIANCE. TCS is subject to extensive and complex U.S. government procurement laws and regulations. Failure to comply with these laws and regulations and with laws governing the export of controlled products and commodities, and any significant violations of any other federal law, could subject TCS to potential contract termination, civil and criminal penalties, and under certain circumstances, suspension and debarment from future U.S. government contracts.

       Additionally, the U.S. government may audit and review TCS' costs and performance on their contracts, as well as its accounting and general practices. The costs and prices under these contracts may be subject to adjustment based upon the results of any audits. Future audits may harm TCS' business.

     - MANY OF TCS' U.S. GOVERNMENT CONTRACTS COULD RESULT IN UNREIMBURSED COST OVERRUNS THAT TCS WOULD BE RESPONSIBLE FOR. TCS' U.S. government business is performed under both cost-plus contracts and fixed-price contracts. Fixed-price contracts accounted for approximately 36% of its U.S. government revenues in the year ended December 31, 1999. There is a risk of unreimbursable cost overruns with all fixed-price contracts. If any cost overruns should occur, it could have a material adverse effect on TCS' business.

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

BECAUSE XYPOINT DERIVES A MAJORITY OF ITS REVENUE FROM VERIZON WIRELESS, THE LOSS OF VERIZON WIRELESS WOULD HAVE A SERIOUS HARMFUL EFFECT ON XYPOINT AND THE COMBINED COMPANY'S ABILITY TO GENERATE REVENUE.

     For the nine months ended September 30, 2000, approximately 77% of XYPOINT's revenue was generated from sales to Verizon Wireless, including the pending acquisitions of Price Communication's wireless business by Verizon Wireless. XYPOINT expects that a significant portion of its revenues will continue to be derived from sales to Verizon Wireless in the foreseeable future. Verizon Wireless was recently formed by the combination of several wireless carriers and XYPOINT is currently in the process of renegotiating a single, unified contract with Verizon Wireless. XYPOINT and the combined company cannot assure you that this contract will be executed. The loss of Verizon as a customer would significantly harm XYPOINT's and the combined company's business, operating results and financial condition.

IF TCS AND THE COMBINED COMPANY ARE UNABLE TO USE THIRD PARTIES' RESEARCH AND DEVELOPMENT RESOURCES, ITS ABILITY TO MAINTAIN THE COMPETITIVENESS OF ITS NETWORK APPLICATION SOFTWARE PRODUCTS WOULD BE ADVERSELY AFFECTED AND ITS RESEARCH AND DEVELOPMENT COSTS COULD INCREASE.

     In addition to TCS' own research and development efforts, it relies on third parties for the research and development of new network application products. For example, Lucent provides TCS with access to its laboratories where TCS is able to test new Lucent products and features for compatibility with its software applications before these products and features become publicly available. TCS' and the combined company's ability to develop new applications and maintain the competitiveness and functionality of its product offerings could be adversely affected if it was unable to use third parties' research and development resources.

IF WIRELESS CARRIES DO NOT CONTINUE TO PROVIDE ADDITIONAL PRODUCTS AND SERVICES TO THEIR SUBSCRIBERS, THE REVENUE OF TCS, XYPOINT AND THE COMBINED COMPANY COULD BE HARMED.

     If wireless carriers limit their product and service offerings or do not purchase additional products containing its applications, TCS' and the combined company's business will be harmed. Wireless carriers face implementation and support challenges in introducing Internet-based services via wireless devices, which may slow the rate of adoption or implementation of TCS' and the combined company's products and services. Historically, wireless carriers have been relatively slow to implement complex new services such as Internet-based services. TCS' and the combined company's future success depends upon a continued increase in the use of wireless devices to access the Internet and upon the continued development of wireless devices as a medium for the delivery of network-based content and services. TCS has limited or no control over the pace at which wireless carriers implement these new services. The failure of wireless carriers to introduce and support services utilizing TCS' and XYPOINT's products in a timely and effective manner could reduce sales of TCS' and XYPOINT's products and services and seriously harm the combined company's business.

BECAUSE TCS' OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, IT MAY NOT MEET EXPECTATIONS OF INVESTORS AND THE MARKET PRICE OF TCS' COMMON STOCK MAY DECLINE.

     TCS' quarterly revenue and operating results are difficult to predict and are likely to fluctuate from quarter-to-quarter. For example, TCS generally derives a significant portion of its network application software license revenue from initial license fees. The initial license fees that it receives in a particular quarter may vary significantly. In addition, the length of each project that it performs in the communications engineering services business varies. As these projects begin and end, quarterly results may vary. As a result, in some future periods, TCS' results of operations may be below the expectations of analysts and investors which could cause the market price of TCS Common Stock to decline. Additional factors that have either caused TCS' results to fluctuate in the past or that are likely to affect it in the future include:

     - changes in TCS' relationships with Lucent, the U.S. government or other customers;

     - timing of introduction of new products and services;

     - changes in pricing policies and product offerings by TCS or its competitors;

     - costs associated with advertising, marketing and promotional efforts to acquire new customers;

     - capital expenditures and other costs and expenses related to improving its business, expanding operations and adapting to new technologies and changes in consumer preferences; and

     - TCS' lengthy and unpredictable sales cycle.

BECAUSE TCS' AND THE COMBINED COMPANY'S BUSINESS MAY NOT GENERATE SUFFICIENT CASH TO FUND OPERATIONS, THE COMBINED COMPANY MAY NOT BE ABLE TO CONTINUE TO GROW ITS BUSINESS IF IT DOES NOT OBTAIN ADDITIONAL CAPITAL.

     Because TCS expects to continue to invest heavily in product development and in sales and marketing to finance its growth, the combined company may require additional capital. Currently, TCS' available cash resources, including the net proceeds from its recent initial public offering will be sufficient to fund the combined company's operating needs for at least the next 12 months. TCS cannot assure you that the combined company will be able to raise additional capital in the future on acceptable terms, or at all.

BECAUSE TCS' PRODUCT OFFERINGS ARE SOLD INTERNATIONALLY, IT IS SUBJECT TO RISKS OF CONDUCTING BUSINESS IN FOREIGN COUNTRIES.

     Wireless carriers in Australia, New Zealand and five countries in Central and South America have purchased TCS' network application products through Lucent. TCS believes its revenue will be increasingly dependent on business in foreign countries, and it will be subject to the social, political and economic risks of conducting business in foreign countries, including:

     - inability to adapt its products and services to local cultural traits, customs and mobile user preferences;

     - costs of adapting its product and service offerings for foreign markets;

     - inability to locate qualified local employees, partners and suppliers;

     - reduced protection of intellectual property rights;

     - the potential burdens of complying with a variety of U.S. and foreign laws, trade standards and regulatory requirements, including the regulation of wireless communications and the Internet and uncertainty regarding liability for information retrieved and replicated in foreign countries;

     - general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relations; and

     - unpredictable fluctuations in currency exchange rates.

     Any of the foregoing risks could have a material adverse effect on TCS' and the combined company's business by diverting time and money toward addressing them or by reducing or eliminating sales in such foreign countries.

FOLLOWING TCS' INITIAL PUBLIC OFFERING IN AUGUST 2000, TCS MAY NO LONGER BE ABLE TO BID FOR CORPORATE CONTRACTS AS A MINORITY-OWNED BUSINESS ENTERPRISE.

     From 1989 until June 1998, TCS participated as a minority-owned business enterprise in the Section 8(a) Business Development Program under the U.S. Small Business Act. TCS currently continues to perform some federal government contracts awarded to it prior to June 1998. At September 30, 2000, approximately $8.9 million, or 31%, of TCS' backlog was under such contracts. These contracts, by their terms, terminate under the U.S. Small Business Act if TCS experiences a change of control unless the Small Business Administration grants waivers with respect to such contracts upon the applicable federal agency customer's request. The sale of TCS Common Stock in its initial public offering was deemed to be a change of control by the Small Business Administration. TCS was granted a waiver of termination of its Section 8(a) contracts prior to the completion of its initial public offering. If corporate enterprises no longer consider TCS a minority-owned business, it may be more difficult for TCS to compete and its business could be harmed. Additionally, Maurice B. Tose, President, Chief Executive Officer and Chairman of the Board of TCS, could, without seeking anyone else's approval, transfer voting control of TCS to a third party. Such a transfer could also cause TCS to lose its status as a minority-owned business among corporate enterprises.

INDUSTRY RISKS

BECAUSE THE WIRELESS DATA INDUSTRY IS A NEW AND RAPIDLY EVOLVING MARKET, TCS' AND XYPOINT'S PRODUCT AND SERVICE OFFERINGS COULD BECOME OBSOLETE UNLESS THEY RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGES.

     The successful execution of TCS' and XYPOINT's business strategy is contingent upon wireless network operators launching and maintaining mobile location services and TCS' and XYPOINT's ability to create new network application software products and adapt their existing network application software products to rapidly changing technologies, industry standards and customer needs. As a result of the complexities inherent in TCS' and XYPOINT's product offerings, new technologies may require long development and testing periods. Additionally, new products may not achieve market acceptance. Also, TCS' and XYPOINT's competitors may develop alternative technologies that gain broader market acceptance than its products. If TCS and the combined company are unable to develop and introduce technologically advanced products that respond to evolving industry standards and customer needs, or if TCS and the combined company are unable to complete the development and introduction of these products on a timely and cost effective basis, its business will suffer.

     New laws and regulations that impact TCS' and XPOINT's industry could increase costs or reduce opportunities to earn revenue. The wireless carriers that use TCS and XYPOINT product and service offerings are subject to regulation by domestic, and in some cases, foreign, governmental and other agencies. Regulations that affect them could increase TCS' and XPOINT's costs or reduce their ability to sell their products and services. In addition, there are an increasing number of laws and regulations pertaining to wireless telephones and the Internet under consideration in the United States and elsewhere.

     The applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, taxation, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may have a material adverse effect on TCS' and the combined company's business, results of operations and financial condition. Additionally, modifications to TCS' and the combined company's business plans or operations to comply with changing regulations or certain actions taken by regulatory authorities might increase its costs of providing its product and service offerings and materially adversely effect its financial condition.

CONCERNS ABOUT PERSONAL PRIVACY AND COMMERCIAL SOLICITATION MAY LIMIT THE GROWTH OF MOBILE LOCATION SERVICES AND REDUCE DEMAND FOR TCS'S AND XYPOINT'S PRODUCTS AND SERVICES.

     In order for mobile location products and services to function properly, wireless carriers must locate their subscribers and store information on each subscriber's location. Although data regarding the location of the wireless user resides only on the wireless carrier's systems, users may not feel comfortable with the idea that the wireless carrier knows and can track their location. Carriers will need to obtain subscribers' permission to gather and use the subscribers' personal information, or they may not be able to provide customized mobile location services which those subscribers might otherwise desire. If subscribers view mobile location services as an annoyance or a threat to their privacy, that could reduce demand for TCS' and XYPOINT's products and services and have an adverse effect on prospective sales.

BECAUSE THE COMBINED COMPANY'S PERFORMANCE IS BASED UPON ITS ABILITY TO DEVELOP NEW PRODUCTS IN AN INDUSTRY UNDERGOING RAPID TECHNOLOGICAL AND REGULATORY CHANGES, ITS FUTURE PERFORMANCE IS UNCERTAIN.

     Phase I of the FCC's 911 mandate required operators to be able to locate wireless 911 callers by April 1998. This service uses cell sector technology, which provides a broad location estimate, based on the location of the tower and the direction of the particular sector of the cell site. This technology can identify which cell sector a wireless user is in, but cannot precisely locate the user within the cell sector. Carriers' obligations to provide these services are subject to request by public safety organizations. Due to complex regulatory, funding and political issues many public safety organizations have not yet requested this service. As of September 30, 2000, XYPOINT provided Phase I services to approximately five million customer subscribers in fifteen states but it is estimated that less than 5% of wireless network operations in the U.S. currently comply with Phase I.

     The combined company will be required to rely on third-party providers to manufacture and deploy devices that determine the precise geographic location of wireless users to comply with Phase II of the FCC order. Wireless carriers were required to file a statement with the FCC on November 9, 2000 to detail the basic type of technology they intend to deploy. Currently, it is estimated that less than 1% of the wireless network in the United States and in Europe is equipped with location devices that meet the improved technology standards that the FCC requires for Phase II. With respect to Phase II wireless E9-1-1 services, the extent and timing of the combined company's deployment is dependent both on public safety requests for such service and wireless carrier's ability to certify the accuracy of and deploy the precise location technology. XYPOINT expects that many public safety jurisdictions will continue to deploy Phase I technology even after the October 2001 Phase II deadline. Because the combined company will rely on third-party location technology instead of developing the technology itself, the combined company has little or no influence over its improvement. If the technology never becomes precise enough to satisfy wireless users' needs or the FCC's requirements, the combined company may not be able to increase or sustain demand for its products and services, if at all.

     Wireless carriers and wireless users may never exhibit sufficient demand for certain of XYPOINT's and the combined company's mobile location services unless more precise location technology is installed over much more of the wireless network. Technical failures, time delays or the significant costs associated with developing or installing improved location technology could slow down or stop the deployment of XYPOINT's and the combined company's mobile location products. If deployment of improved location technology is delayed, stopped or never occurs, market acceptance of XYPOINT's and the combined company's products and services may be adversely affected.

COST RECOVERY MECHANISMS NO LONGER BEING REQUIRED MAY CAUSE XYPOINT'S AND THE COMBINED COMPANY'S BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION TO BE ADVERSELY AFFECTED.

     The FCC has delegated to state and local jurisdictions the authority to develop cost recovery mechanisms appropriate to local conditions but cost recovery is no longer a condition to wireless carriers' obligations to deploy the service. XYPOINT expects that it and the combined company will be subject to significant pressures from wireless carriers with respect to its pricing of E-911 services as a result. In addition, the absence of cost recovery mechanisms may cause the implementation of E-911 products and services to be delayed.

XYPOINT IS DEPENDENT ON STATE AND LOCAL GOVERNMENTS REQUESTING E-911.

     Under the FCC's mandate, a wireless carrier's obligation to provide E-911 services is required only if state and local governments request the service. If state and local governments do not widely request that E-911 services be provided, XYPOINT's E-911 business would be significantly harmed and future growth of the combined company's business would be significantly reduced.

TECHNOLOGY RISKS

IF TCS IS UNABLE TO INTEGRATE ITS PRODUCTS WITH WIRELESS CARRIERS' SYSTEMS OR IF XYPOINT IS UNABLE TO INTEGRATE ITS PRODUCTS WITH THE EQUIPMENT AND SYSTEMS OF ITS CUSTOMERS, THE COMBINED COMPANY MAY LOSE SALES TO COMPETITORS.

     TCS' network application software products operate with wireless carriers' systems and various wireless devices. If TCS is unable to continue to design its software to operate with these systems and devices, it may lose sales to competitors. For example, if, as a result of technology enhancements or upgrades to carrier systems, its products can no longer operate with such systems, TCS may no longer be able to sell its products. Further, even if TCS successfully redesigns its products to operate with these systems, TCS may not gain market acceptance before its competitors.

     XYPOINT's products may not operate properly when integrated with the equipment and systems of its customers, or when used to deliver services to a large number of wireless subscribers. In particular, its products must be compatible with mobile telephone switches, which direct calls to various parts of the network. These switches can be manufactured according to many different standards and may have different variations within each standard. Combining XYPOINT's products with each type of switch requires a specialized interface and extensive testing. Because XYPOINT has not yet tested its products for compatibility with all types of switches, XYPOINT may encounter obstacles when it attempts to integrate its products with a particular switch. If XYPOINT's software is not compatible with a third-party provider's technology, it may not be able to sell its products and services to that provider, or they may require XYPOINT to make changes to its products. These problems may also delay XYPOINT's sales or increase its expenses. XYPOINT may not be able to redesign its products to be compatible with its customers' systems at all, or within the time period its customers are willing to accept. XYPOINT has a limited number of product installations. Based on the limited market acceptance of its products to date, it is difficult to predict how many or what kinds of compatibility problems XYPOINT may have.

BECAUSE TCS' AND XYPOINT'S SYSTEMS MAY BE VULNERABLE TO SYSTEMS FAILURES AND SECURITY RISKS, THE COMBINED COMPANY MAY INCUR SIGNIFICANT COSTS TO PROTECT AGAINST THE THREAT OF THESE PROBLEMS.

     TCS and XYPOINT provide for the delivery of information and content to and from wireless devices in a prompt and timely manner. Any systems failure that causes a disruption in their ability to facilitate the transmission of information to these wireless devices could result in delays in end users receiving this information and cause TCS and the combined company to lose customers. TCS' and XYPOINT's systems could experience such failures as a result of unauthorized access by hackers, computer viruses, hardware or software failures, power or telecommunications failures and other accidental or intentional actions which could disrupt their systems. TCS and the combined company may incur significant costs to prevent such systems disruptions.

     In addition, increasingly TCS' products will be used to create or transmit secure information and data to and from wireless devices. For example, TCS' software can be used to create private address lists. To protect private information like this from security breaches, TCS may incur significant costs. Further, if a third party were able to misappropriate TCS' proprietary information or disrupt TCS' operations, TCS could be subject to claims, litigation or other potential liabilities that could materially adversely impact its business.

IF MOBILE EQUIPMENT MANUFACTURERS DO NOT OVERCOME CAPACITY, TECHNOLOGY AND EQUIPMENT LIMITATIONS, M-COMMERCE MAY NOT GROW AND THE COMBINED COMPANY MAY NOT BE ABLE TO SELL TCS' AND XYPOINT'S PRODUCTS AND SERVICES.

     The wireless technology currently in use by most wireless carriers has limited bandwidth, which restricts network capacity to deliver bandwidth-intensive applications like data services to a large number of users. Because of capacity limitations, wireless users may not be able to connect to their network when they wish to, and the connection is likely to be slow, especially when receiving data transmissions. Data services also may be more expensive than users are willing to pay. To overcome these obstacles, wireless equipment manufacturers will need to develop new technology, standards, equipment and devices that are capable of providing higher bandwidth services at lower cost. TCS and the combined company cannot be sure that manufacturers will be able to develop technology and equipment that reliably delivers large quantities of data at a reasonable price. If more capacity is not added, a sufficient market for mobile location services is not likely to develop or be sustained and sales of TCS' and XYPOINT's products and services would decline and the combined company's business would suffer.

BECAUSE THERE IS NO ESTABLISHED MARKET FOR MOST MOBILE LOCATION PRODUCTS, THE COMBINED COMPANY'S FUTURE SUCCESS IS UNCERTAIN.

     The market for mobile location products and services is new and its potential is uncertain. In order to be successful, the combined company needs wireless network operators to launch and maintain mobile location services utilizing its products, and need corporate enterprises and individuals to purchase and use XYPOINT's WebWirelessNow services. The combined company cannot be sure that wireless carriers or enterprises will accept their products or that a sufficient number of wireless users will ultimately utilize their services. To date, a number of wireless carriers have implemented XYPOINT's E-911 product, but their roll-outs have been limited. XYPOINT recognized $2.2 million and $5.6 million in revenue for the year ended December 31, 1999 and the nine months ended September 30, 2000, respectively, from its Phase I Wireless E-911 services. Such services generate monthly recurring revenue and XYPOINT has received revenue from carriers in fifteen states for its E-911 services.

     Currently, it is anticipated that XYPOINT will derive the majority of its revenue in the future from its E-911, WebWirelessNow Nomad service and commercial location services. The XYPOINT wireless E-911 service is fully compliant with the Phase I requirements established by the FCC. The FCC requires wireless carriers to provide Phase II compliant services commencing in October 2001. Phase II requires XYPOINT products and services to integrate technology from third party providers of precise location (i.e., x and y coordinates). Although XYPOINT has performed trials with certain providers of such technology, it does not have any such products or services in commercial production.

     XYPOINT's Nomad wireless e-mail and commercial location services are at an early stage of development, and their full potential is unknown. XYPOINT and the combined company cannot be sure that the market will accept its products or services or that these products and services will generate any material revenue, if any. If significant sales do not develop, the combined company's financial condition and results of operations will suffer.

IF WIRELESS DEVICES ARE NOT WIDELY ADOPTED FOR INTERNET-BASED SERVICES, THE BUSINESS OF TCS, XYPOINT AND THE COMBINED COMPANY COULD SUFFER.

     Individuals currently use many competing products, such as portable computers and personal data assistants, to remotely access the Internet and email. Unlike wireless telephones, these products generally are designed for the visual presentation and input of data. If mobile users do not accept wireless telephones as a method of accessing Internet-based services, that lack of acceptance could have a material adverse effect on TCS', XYPOINT's and the combined company's business, financial condition and results of operations. There are many technological and market barriers that must be overcome before the possibilities of mobile commerce, or m-Commerce, become reality, including:

     - limited display capability and difficulty of data input in wireless telephones;

     - substantially slower connection speeds of wireless telephones compared to competing products;

     - lack of mobile applications and content customized for use on wireless telephones;

     - variety of competing wireless communication technologies, which may prevent standardization and confuse wireless users;

     - general unavailability of wireless devices that incorporate m-Commerce capable technology; and

     - challenge of developing handsets that reconcile wireless users' desires for high speed and power, ease of use, long battery life, small size and light weight.

     Mass market acceptance of m-Commerce is unlikely unless and until manufacturers and content providers successfully address these obstacles. Because TCS, XYPOINT and the combined company do not manufacture equipment or create content, each relies on third-parties to make these advances and can do little to achieve the necessary improvements on its own. TCS and the combined company cannot assure you that these hurdles can be overcome or, even if they are, that wireless users will embrace Internet-based services or m-Commerce.

BECAUSE TCS SHARES OWNERSHIP RIGHTS IN CERTAIN NETWORK APPLICATION SOFTWARE PRODUCTS WITH LUCENT, LUCENT COULD CHALLENGE THE SCOPE OF THOSE RIGHTS OR RESTRICT TCS' ABILITY TO USE SUCH PRODUCTS FREELY OR TO DEVELOP COMPETING PRODUCTS.

     TCS developed several network application software products under its development agreement with Lucent, including the Short Messaging Service Center and Prepaid Wireless software applications. TCS has also recently agreed to develop an enhanced Over-The-Air software application under this development agreement. Under this agreement, TCS shares ownership rights in these applications with Lucent. Further, under an amendment to this development agreement, TCS has granted Lucent the right to incorporate software and other intellectual property developed by TCS under their new prepaid wireless software application. The scope of each party's ownership interest in these applications is subject to each party's various underlying ownership rights in the intellectual property and confidential information contributed to the applications and could be subject to challenge by either party. If Lucent challenges or places any restrictions on TCS' ability to sell, develop, pledge and/or modify the software code or other intellectual property rights relating to these applications, TCS' and the combined company's business could suffer. Additionally, if Lucent challenges or places limitations on TCS' ability to develop similar applications for other customers based upon the copyrighted software code or other intellectual property rights, TCS' and the combined company's business would be adversely affected. Finally, TCS has not entered into direct agreements with wireless carriers that have installed its applications. Accordingly, TCS may have limited or no contractual claims against wireless carriers if they violate its intellectual property rights.

IF TCS, XYPOINT AND THE COMBINED COMPANY ARE UNABLE TO PROTECT THEIR INTELLECTUAL PROPERTY RIGHTS OR ARE SUED BY THIRD PARTIES FOR INFRINGING UPON INTELLECTUAL PROPERTY RIGHTS, TCS AND THE COMBINED COMPANY MAY INCUR SUBSTANTIAL COSTS.

     TCS' and XYPOINT's success and competitive position depend in large part upon their ability to develop and maintain the proprietary aspects of their technology. Neither TCS nor XYPOINT currently have any issued patents that would provide intellectual property protection. Instead, both rely on a combination of copyright, trademark, service mark, trade secrets laws, confidentiality provisions and various other contractual provisions to protect their proprietary rights, but these legal means provide only limited protection. If TCS, XYPOINT or the combined company fail to protect their intellectual property, they may be exposed to expensive litigation or risk jeopardizing their competitive position. Similarly, third parties could claim that TCS' or XYPOINT's current or future products or services infringe upon their intellectual property rights. Claims like these could require TCS, XYPOINT or the combined company to enter into costly royalty arrangements or cause TCS, XYPOINT or the combined company to lose the right to use critical technology.

     TCS' and the combined company's ability to protect its intellectual property rights is also subject to the terms of any future government contracts. TCS cannot assure you that the federal government will not demand greater intellectual property rights or restrict its ability to disseminate intellectual property. TCS is also a member of the Wireless Application Protocol Forum, Ltd. and has agreed to license some of its intellectual property to other members on fair and reasonable terms to the extent that the license is required to develop non-infringing products.

RISKS RELATED TO TCS' AND THE COMBINED COMPANY'S CAPITAL STRUCTURE AND COMMON STOCK

BECAUSE TCS' FOUNDER, MAURICE B. TOSE, CONTROLS TCS AND WILL CONTROL THE COMBINED COMPANY, HE CAN TRANSFER CONTROL OF TCS AND THE COMBINED COMPANY TO A THIRD PARTY WITHOUT ANYONE ELSE'S APPROVAL OR COULD PREVENT A THIRD PARTY FROM ACQUIRING TCS AND THE COMBINED COMPANY.

     TCS has two classes of common stock: Class A Common Stock, or TCS Common Stock, and Class B common stock. Holders of TCS Common Stock generally have the same rights as holders of Class B common stock, except that holders of TCS Common Stock have one vote per share while holders of Class B common stock have three votes per share. Maurice B. Tose, President, Chief Executive Officer and Chairman of the Board of TCS, controls 10,787,671 shares of Class B common stock and beneficially owns 347,990 shares of TCS Common Stock. Therefore, in the aggregate, Mr. Tose beneficially owns shares representing 66.3% of TCS' total voting power prior to the merger and will beneficially own shares representing 61.0% of TCS' total voting power after the merger.

Accordingly, Mr. Tose will be able to control TCS and the combined company through his ability to determine the outcome of elections of directors, amend the articles of incorporation and bylaws and take other actions requiring stockholder action, including mergers, going private transactions and other extraordinary transactions. Mr. Tose could, without seeking anyone else's approval, transfer voting control of TCS and the combined company to a third party. Such a transfer could cause TCS and the combined company to lose its status as a minority-owned business and could have a material adverse effect on the TCS Common Stock price, and its business, operating results and financial condition. Mr. Tose will also be able to prevent a change of control regardless of whether holders of TCS Common Stock might benefit financially from such a transaction.

THE HOLDERS OF XYPOINT CAPITAL STOCK ARE REQUIRED TO MAKE A NEW INVESTMENT DECISION REGARDING THE MERGER BECAUSE TCS COMMON STOCK HAS DIFFERENT RIGHTS THAN THOSE OF XYPOINT CAPITAL STOCK.

     An investment in TCS Common Stock is substantially different from an investment in capital stock of XYPOINT. Among other things, the rights of and restrictions applicable to holders of capital stock of XYPOINT are different from those as a holder of TCS Common Stock. See "Comparison of the Rights of Holders of TCS Common Stock and XYPOINT common stock."

BECAUSE ADDITIONAL SHARES OF TCS COMMON STOCK, INCLUDING THOSE ISSUED IN THE MERGER, WILL BE ELIGIBLE FOR PUBLIC SALE IN THE FUTURE, THE MARKET PRICE OF TCS COMMON STOCK COULD GO DOWN.

     Future sales of shares of TCS Common Stock in the public market following this merger could adversely affect the market price of the TCS Common Stock. In addition, such sales could create the perception to the public of difficulties or problems with TCS' products and services. As a result, these sales also might make it more difficult for TCS to sell equity or equity-related securities in the future at a time and price that TCS deems appropriate. After this merger, TCS will have 17,239,064 shares of TCS Common Stock outstanding and 10,787,671 shares of Class B common stock outstanding. Class B common stock is convertible, at the option of the holder, at any time into shares of TCS Common Stock on a one-for-one basis.

     In connection with TCS's initial public offering, TCS's officers, directors and a majority of the TCS stockholders executed certain contractual "lock-up" agreements which generally restrict the sale of their TCS Common Stock for a period of 180 days. Unless the underwriters agree to amend or waive the restrictive provisions earlier, the lock-up period will expire on February 3, 2000. In addition, under the terms of the merger agreement, stockholders of XYPOINT who own at least 90% of the fully-diluted capital stock of XYPOINT must execute agreements that restrict the transfer of shares of TCS Common Stock that they will receive in the merger. As a result, unless TCS amends or waives the restrictive provisions earlier, substantially all shares of TCS Common Stock issued in the merger will be locked-up for a period of 120 days after the merger. Two-thirds of these shares will be locked-up for an additional 60 days, for a total of 180 days after the merger, and one-third of these shares will be locked-up for an additional 120 days, for a total of 240 days after the merger. Additionally, certain XYPOINT officers, directors and affiliates have agreed not to sell their shares of TCS Common Stock for 180 days, and in some cases, 360 days after the merger.

TCS' GOVERNING CORPORATE DOCUMENTS CONTAIN CERTAIN ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT A CHANGE OF CONTROL THAT MAY BE FAVORABLE TO YOU.

     TCS is a Maryland corporation. Anti-takeover provisions of Maryland law and provisions contained in TCS' amended and restated articles of incorporation and by-laws could make it more difficult for a third party to acquire control of TCS and the combined company, even if a change in control would be beneficial to you. These provisions include the following:

     - authorization of the board of directors to issue preferred stock;

     - prohibition of cumulative voting in the election of directors;

     - limitation of the persons who may call special meetings of stockholders; and

     - establishment of advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     These provisions could delay, deter or prevent a potential acquiror from attempting to obtain control of TCS and the combined company, depriving you of an opportunity to receive a premium for your TCS Common Stock. These provisions could therefore materially adversely affect the market price of the TCS Common Stock.

TCS DOES NOT INTEND TO PAY DIVIDENDS, YOU WILL NOT RECEIVE FUNDS WITHOUT SELLING SHARES AND YOU MAY LOSE THE ENTIRE AMOUNT OF YOUR INVESTMENT.

     TCS has never declared or paid any cash dividends on its capital stock and does not intend to pay dividends in the foreseeable future. TCS intends to invest its future earnings, if any, to fund its growth. Therefore, you will not receive any funds without selling your shares. TCS further cannot assure you that you will receive a return on your investment when you sell your shares or that you will not lose the entire amount of your investment.

                          THE XYPOINT SPECIAL MEETING

GENERAL

     TCS and XYPOINT are sending this proxy statement/prospectus to the shareholders of XYPOINT in connection with the solicitation by the board of directors of XYPOINT of proxies to be voted at the special meeting. This proxy statement/prospectus is first being mailed to shareholders of XYPOINT on or
about December   , 2000

DATE, TIME AND PLACE OF THE SPECIAL MEETING

     The special meeting of XYPOINT shareholders will be held on January   ,
2001, 8:00 a.m., local time, at the DoubleTree Hotel, 300 112th Avenue SE, Bellevue, Washington 98004.

RECORD DATE AND OUTSTANDING SHARES

     The XYPOINT board of directors has fixed on December 9, 2000 as the record date for the determination of the holders of equity securities of XYPOINT entitled to receive notice of and to vote at the XYPOINT special meeting or any adjournments or postponement of the special meeting. Only shareholders of record on the record date will be entitled to receive notice of and to vote at the XYPOINT special meeting. As of the record date there were: (1) 123 shareholders of record of XYPOINT preferred stock (other than Series X Junior preferred stock) and 28,263,138 shares of preferred stock outstanding on an as-converted basis (other than Series X Junior preferred stock); (2) 212 shareholders of record of XYPOINT common stock and preferred stock (including Series X Junior preferred stock) and 37,945,100 shares of XYPOINT common stock and preferred stock outstanding on an as-converted basis (including Series X Junior preferred stock); (3) 64 shareholders of record of XYPOINT Series A preferred stock and 5,000,000 shares of Series A preferred stock outstanding; (4) 110 shareholders of record of Series X Junior preferred stock and 9,201,232 shares of Series X Junior preferred stock outstanding; and (5) 212 shareholders of XYPOINT capital stock and 37,945,000 shares of XYPOINT capital stock outstanding on an as-converted basis, excluding Gregg Blodgett, Reuven Carlyle, Greg Kleven and John Clark. Each holder of shares of XYPOINT common stock and preferred stock is entitled to that number of votes per share held of record on the record date as set forth in the following chart:

     CLASS OR SERIES OF XYPOINT STOCK        VOTES PER SHARE
     --------------------------------        ---------------
Common Stock                                     1.00000
Series X Junior Preferred Stock                  1.00000
Series A Preferred Stock                         1.00000
Series B Preferred Stock                         1.01744
Series C Preferred Stock                         1.01744
Series D Preferred Stock                         1.06746
Series E Preferred Stock                         1.00000

PURPOSE OF THE SPECIAL MEETING

     XYPOINT is furnishing this document to its shareholders in connection with the solicitation of proxies by the XYPOINT board of directors for use at the XYPOINT special meeting. The purpose of the special meeting is to consider and vote upon (1) a proposal to approve the merger and the merger agreement, (2) with respect to holders of XYPOINT Series A preferred stock, the automatic and elective conversion of such shares into XYPOINT common stock immediately prior to and conditioned upon the closing of the Merger pursuant to Article 2.3(b) of XYPOINT's amended and restated articles of incorporation, (3) with respect to holders of XYPOINT Series X Junior preferred stock, the automatic and elective conversion of such shares into XYPOINT common stock immediately prior to and conditioned upon the closing of the merger pursuant to Article 2.3(b) of XYPOINT's amended and restated articles of incorporation, (4) certain matters in connection with stock options granted to key XYPOINT employees, and (5) the transaction of such other business as may properly come before the special meeting or any adjournments or postponements thereof. XYPOINT shareholders will also be asked to consider and vote upon any other matters that may be properly submitted at the special meeting. Additionally, XYPOINT shareholders may be asked to vote upon a proposal to adjourn or postpone the special meeting. Such adjournment or postponement could be used for the purpose of allowing additional time for the soliciting of additional votes to approve the merger agreement.

QUORUM; VOTE REQUIRED

     At the special meeting, a majority in interest of all shares entitled to vote on a matter representing shareholders of record in person or by proxy, shall constitute a quorum of that voting group for action on that matter. If a quorum exists, action on a matter is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the question is one upon which a different vote is required under Washington law or XYPOINT's articles of incorporation or bylaws.

     For purposes of Proposals 1-4, the voting requirements are as follows: The affirmative vote of the holders of a majority of the Series A, B, C, D and E preferred stock, voting together as a separate class, on an as-converted basis, and a majority of the preferred stock and common stock, voting together as a separate class, on an as-converted basis, is required to approve the merger.

     If the merger is completed, XYPOINT shareholders who do not vote for the adoption of the merger agreement and who otherwise comply with Chapter 23B.13 of the Washington Business Corporation Act will be entitled to appraisal rights under Washington law. A copy of these provisions is attached as Appendix B.

     To approve the automatic conversion of the Series A preferred stock into XYPOINT common stock, the affirmative vote of the holders of shares representing two-thirds of the holders of Series A preferred stock, voting as a separate class, is required.

     To approve the automatic conversion of the Series X Junior preferred stock into XYPOINT common stock, the affirmative vote of the holders of shares representing a majority of the holders of the Series X Junior preferred stock, voting as a separate class, is required.

     To approve the payments to disqualified individuals, the affirmative vote of the holders of shares representing seventy-five percent (75%) of the outstanding shares of XYPOINT's capital stock, voting together as a class (excluding those holders who are disqualified individuals entitled to receive payments pursuant to the transactions contemplated by the merger agreement and certain people related to those disqualified individuals), is required.

     For the transaction of business at the special meeting, except as otherwise provided, if a quorum exists, the action is approved if the votes cast in favor of the action exceed the votes cast against the action.

     Abstentions are counted for the purposes of determining the presence or absence of a quorum for the transaction of business. Because each of the proposals requires the affirmative vote of a specified percentage, an abstention as to a proposal will have the effect of a vote against the proposal. All votes will be tabulated by the inspector of election appointed for the special meeting, who will separately tabulate affirmative and negative votes and abstentions for each of the votes.

     Holders of 51.0% of the issued and outstanding shares of XYPOINT Series A through Series E preferred stock have agreed to vote for the approval of the merger and the adoption and approval of the merger agreement. Holders of 54.02% of the issued and outstanding shares of XYPOINT capital stock, on an as-converted basis, have agreed to vote for the approval of the merger and the adoption and approval of the merger agreement. As a result, approval of the merger by XYPOINT shareholders is assured. However, XYPOINT believes the vote of XYPOINT shareholders is important, and XYPOINT encourages its shareholders to vote in person or by proxy.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF XYPOINT

     THE XYPOINT BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED IN CONNECTION WITH THE MERGER AGREEMENT, AND BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF XYPOINT SHAREHOLDERS. THE XYPOINT BOARD OF DIRECTORS RECOMMENDS THAT THE XYPOINT SHAREHOLDERS VOTE: (1) FOR THE MERGER AND THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY; (2) WITH RESPECT TO THE HOLDERS OF XYPOINT SERIES A PREFERRED STOCK, FOR THE CONVERSION OF SUCH SHARES INTO XYPOINT COMMON STOCK IMMEDIATELY PRIOR TO AND CONDITIONED UPON THE CLOSING OF THE MERGER; (3) WITH RESPECT TO HOLDERS OF XYPOINT SERIES X JUNIOR PREFERRED STOCK, FOR THE CONVERSION OF SUCH SHARES TO XYPOINT COMMON STOCK IMMEDIATELY PRIOR TO AND CONDITION UPON THE CLOSING OF THE MERGER; (4) FOR THE APPROVAL OF THE VESTING OF THE UNVESTED PORTION OF STOCK OPTION GRANTS TO CERTAIN KEY EMPLOYEES OF XYPOINT SO AS TO AVOID "PARACHUTE TREATMENT" UNDER SECTION 280G OF THE CODE; AND (5) FOR THE TRANSACTION OF SUCH OTHER BUSINESS AS MAY PROPERLY BE BROUGHT BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING INCLUDING POTENTIAL ADJOURNMENT FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES IN ORDER TO APPROVE THE MATTER DESCRIBED ABOVE. See "The Merger -- Interests of XYPOINT's Officers and Directors in the Merger" for a discussion of conflicts of interest that certain directors and members of management may have in connection with the merger.

CONVERSION OF SERIES A PREFERRED STOCK AND SERIES X JUNIOR PREFERRED STOCK

     In order to maximize the consideration received in the merger, the holders of Series A preferred stock and Series X Junior preferred stock should convert their shares into XYPOINT common stock, prior to the closing of the merger. In order to facilitate this conversion, holders of Series A preferred stock and Series X Junior preferred stock should vote in favor of the automatic conversion reflected in Proposals 2 and 3, respectively. According to XYPOINT's articles of incorporation, if the holders of two-thirds of the Series A preferred stock or if a majority of the holders of Series X Junior preferred stock elect to convert their shares to XYPOINT common stock, all shares of such series shall automatically convert to XYPOINT common stock.

     Even if the automatic conversion of the Series A or Series X Junior preferred stock is not approved, each holder of Series A or Series X Junior preferred stock is nevertheless entitled to convert his or her shares. Individual holders of Series A or Series X preferred stock may, and should, opt to convert their shares prior to the effective date of the merger in order to maximize the number of shares of TCS Common Stock received by such holders.

     Individual holders of Series A and Series X Junior preferred stock may provide notice of their intention to exercise their optional conversion right by voting for automatic conversion of their shares on the proxy card. After the special meeting, and only in the event the automatic conversion is not approved, the individual shareholders who opt to convert will be notified by XYPOINT of the procedure to surrender their duly endorsed certificates.

VOTING OF PROXIES

     If the accompanying proxy card is properly signed and returned to XYPOINT and not revoked before a vote is taken at the XYPOINT special meeting, it will be voted in accordance with instructions indicated on the proxy card. If a proxy card is signed and returned without indicating any voting instructions, the shares of XYPOINT capital stock represented by the proxy will be voted FOR approval of the merger by adoption and approval of the merger agreement.

     XYPOINT is not aware of any business to be acted upon at the XYPOINT special meeting, except as described in this document. If any other matters are properly presented to the XYPOINT special meeting, or any adjournments or postponements of the special meeting, the persons appointed as proxies in the enclosed form of proxy or their substitutes will have discretion to vote or act on the matter according to their best judgment and applicable law unless the proxy indicates otherwise.

AUTHORIZATION TO VOTE ON ADJOURNMENT AND OTHER MATTERS

     By signing the proxy, a XYPOINT shareholder authorizes the proxy holder to vote in his discretion regarding any procedural motions which may come before the XYPOINT special meeting. For example, this authority could be used to adjourn the special meeting if XYPOINT believes it is desirable to do so. Adjournment or other procedural matters could be used to obtain more time before a shareholder vote in order to solicit additional proxies or to provide additional information to XYPOINT shareholders. XYPOINT has no plans to adjourn the special meeting at this time, but it may attempt to do so if it believes that doing so would promote shareholder interests.

     The XYPOINT directors, executive officers and their affiliates and certain other shareholders of XYPOINT have entered into agreements to vote all shares of XYPOINT capital stock owned by them and over which they exercise voting control for approval of the merger and the merger agreement. See "The XYPOINT Special Meeting -- Quorum; Vote Required."

REVOCATION OF PROXIES

     A XYPOINT shareholder may revoke a proxy at any time before it is voted by:

     - filing written notice of revocation with the Secretary of XYPOINT, which is actually received prior to the vote of shareholders at the special meeting;

     - filing with the Secretary of XYPOINT, a duly executed proxy bearing a later date; or

     - attending the XYPOINT special meeting, and voting in person. Attendance at the special meeting will not by itself revoke the proxy.

     A XYPOINT shareholder should send any such filing to the Secretary of XYPOINT at XYPOINT Corporation, 2200 Alaskan Way, Second Floor, Seattle, Washington 98121, Attn: Craig Sherman, Corporate Secretary.

SOLICITATION OF PROXIES

     Proxies are being solicited by and on behalf of the XYPOINT board of directors. XYPOINT will bear all expenses in connection with such solicitation. In addition to solicitation by mail, XYPOINT directors, officers and employees may solicit proxies from their shareholders by telephone, telegram, or personal communication or by other means. These persons will not receive additional compensation, but they may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation.

     XYPOINT may engage one or more proxy solicitation firms to assist in obtaining proxies from its shareholders on a timely basis. As of the date of this document, a proxy solicitation firm has not been employed and XYPOINT has not committed itself to pay any fees related to this service.

     The following discussion summarizes the proposed merger and related transactions. The discussion is not, however, a complete statement of all provisions of the merger agreement and related agreements. Detailed terms and provisions of the merger agreement and certain related transactions are contained in the merger agreement, a copy of which is attached to this proxy statement/prospectus as Appendix A. Statements made in this proxy statement/ prospectus with respect to the terms of the merger and such related transactions are qualified by reference to, and holders of XYPOINT stock are urged to read, the more detailed information set forth in the merger agreement and the other documents annexed hereto.

                                  PROPOSAL 1:
                             APPROVAL OF THE MERGER

                                   THE MERGER

GENERAL

     TCS completed its initial public offering in August, 2000, and from time to time has evaluated entering into strategic relationships with, and strategic acquisitions of, companies with complimentary businesses and technologies. Since July, 2000, XYPOINT has been exploring a number of potential relationships with corporate partners, including such partners making potential equity investments in XYPOINT.

     At the effective time of the merger, XYPOINT will merge with and into Windward Acquisition Corp., a wholly owned subsidiary of TCS ("Windward"). After the merger, the separate existence of XYPOINT will cease and Windward will continue as a wholly-owned subsidiary of TCS.

     The terms of the merger agreement are the result of arms-length negotiations between representatives of TCS and XYPOINT. The following is a brief discussion of the background of these negotiations, the merger and related transactions.

BACKGROUND OF MERGER

     On July 14, 2000, XYPOINT entered into a letter agreement with Broadview International LLC ("Broadview") to act as financial adviser to XYPOINT and to evaluate financing and strategic alternatives available to the company.

     In September, 2000, Mr. Donald C. Hubbard, Jr., Senior Vice President and head of corporate development of TCS, contacted Mr. Kenneth A. Arneson, President and Chief Executive Officer of XYPOINT, to propose a meeting to discuss a possible strategic relationship between TCS and XYPOINT. Mr. Hubbard was previously employed by Alex. Brown & Sons, Inc. where in 1997 he assisted XYPOINT in prior private capital raising efforts and again in 1998, while working at Freidman Billings Ramsey. Based on this call, it was suggested that a face-to-face meeting between the two companies would be productive. On September 6, 2000, TCS and XYPOINT entered into a Non-Disclosure Agreement to allow them to conduct detailed investigations of each other which, if satisfactory to both companies, would lead to further negotiations. Subsequent to signing the Non Disclosure Agreement, several members of TCS' management, including, Mr. Hubbard, Mr. Morin and Mr. Lorello, met with members of XYPOINT's management, including Mr. Arneson, Mr. Covari and Mr. Blodgett, to determine whether the technology used by their respective companies was compatible and interoperable. In September 2000,

TCS contacted Chase Securities Inc. to act as its financial adviser and subsequently engaged Chase Securities Inc. with respect to the transaction.

     On October 10, 2000 and October 11, 2000, several members of TCS management met with members of XYPOINT management at XYPOINT's headquarters in Seattle, Washington. At the meeting, attendees, including Mr. Hubbard and Mr. Arneson discussed the business operations of the two companies and potential synergies that could result from a strategic transaction. The management of both companies agreed to proceed with further discussions.

     As a result of discussions between Mr. Maurice B. Tose, President and Chief Executive Officer of TCS, and Mr. Arneson, TCS and XYPOINT decided to consider further a strategic relationship, including the acquisition of XYPOINT by TCS.

     From September through mid-November, 2000, a series of meetings and discussions were held in person and by telephone between the technical staffs and the officers of the two companies. In addition, the legal and financial advisers to XYPOINT and TCS conducted due diligence and negotiated the terms and conditions of the potential merger, subject to satisfactory due diligence and board approval.

     On October 23, 2000, at a telephonic meeting of XYPOINT's board of directors, Mr. Arneson and a representative from Broadview presented the board of directors with an update on the status of XYPOINT's meetings and discussions with TCS. The XYPOINT board of directors discussed at length financial, legal and business issues related to the proposed merger.

     On October 27, 2000, XYPOINT's board of directors met again by teleconference to discuss the proposed merger. Mr. Arneson and a representative from Broadview updated the board of directors on the latest negotiations on the proposed merger structure, and a lengthy discussion ensued.

     On or about October 27, 2000, the two companies reached a preliminary non-binding agreement on the consideration that TCS would pay in the potential merger and other key transaction terms, subject to satisfactory due diligence and board approval.

     On October 31, 2000, XYPOINT received the first draft of the agreement and plan of reorganization from TCS' counsel. During the period of time between October 31, 2000 and November 14, 2000, XYPOINT and TCS, and their respective counsel and financial advisers, negotiated a definitive merger agreement.

     On November 3, 2000, TCS and XYPOINT entered into an exclusivity agreement in which XYPOINT agreed that for a period of thirty days, XYPOINT would not directly or indirectly, through any director, officer, affiliate, employee or agent, solicit, initiate, or encourage (including without limitation the furnishing of non-public information or assistance) or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of the capital stock of XYPOINT (other than the exercise or commission of currently outstanding options or securities) or any merger, consolidation, business combination, sale or other disposition of any significant portion of the assets, recapitalization, liquidation, dissolution or similar transaction involving XYPOINT.

     On November 9, 2000, TCS entered into a letter agreement with Chase Securities Inc. to act as financial adviser to TCS on the proposed transaction.

     On or about November 10, 2000, TCS and its advisers completed business, financial and legal due diligence on XYPOINT. In addition, the merger agreement and other transaction documentation were substantially completed.

     Between November 10 and November 14, 2000, XYPOINT and TCS and their respective counsel and financial advisers finalized the proposed allocation and exchange ratios for each class of XYPOINT capital stock.

     On November 13, 2000, the TCS board of directors held a special meeting, telephonically, to discuss and vote on the merger. At the meeting, senior management of TCS, together with accounting and legal advisers, reviewed the due diligence conducted to date, the historical performance and strategies of XYPOINT, the financial terms of the proposed transaction, the proposed merger and the merger agreement and other transaction documentation and the general terms for the transaction. Following a thorough discussion and review, the TCS board of directors unanimously approved the merger.

     On November 13, 2000, at a telephonic meeting of the XYPOINT board of directors, Mr. Arneson and a representative of Broadview, along with XYPOINT's legal advisers, reviewed in detail the terms of the proposed merger with TCS. At the meeting, the XYPOINT board of directors discussed the transaction and the implications of the proposed transaction on XYPOINT's value from the standpoint of XYPOINT shareholders. Following a thorough discussion and review, the XYPOINT board of directors unanimously approved the merger.

     On November 15, 2000, senior management of TCS and XYPOINT executed the merger agreement and various individual shareholders of XYPOINT executed the voting agreements. On November 15, 2000, TCS and XYPOINT issued a joint press release announcing the transaction.

JOINT REASONS FOR THE MERGER

     The boards of directors of TCS and XYPOINT have each unanimously approved the merger agreement and the merger, and the XYPOINT board unanimously recommends approval of the merger agreement and the merger by XYPOINT's shareholders. They concluded that the combined company following the merger would have the potential to realize long-term improved operating and financial results and a stronger competitive position. The boards of both companies have identified a number of potential benefits which they believe will contribute to the success of the combined company, including:

     - Existing complementary business models and customer relationships;

     - Complementary technologies and competitive strengths;

     - Expanded software product services and portfolio;

     - Identifiable new product development opportunities through the integration of existing products and services;

     - Opportunities for increased market penetration by leveraging the two companies' distribution channels;

     - More rapid and effective response to competition, market demands and technological change in an industry that is experiencing rapid innovation and increasing competition;

     - Increased management breadth and depth; and

     - More favorable ability to access capital and to reduce the cost of capital for the combined company.

TCS' REASONS FOR THE MERGER

     The TCS board of directors has approved the merger agreement and the merger and the issuance of shares of TCS Common Stock in connection with the merger.

     In reaching the decision to approve the merger agreement, the TCS board of directors consulted with TCS' senior management, as well as with its financial and legal advisers and identified the following principal reasons for the merger:

     - PROVIDES IMMEDIATE LEADERSHIP IN LOCATION BASED SERVICES. XYPOINT is a leading provider of E-911 services to wireless carriers in the United States. TCS can leverage this E-911 architecture to provide other location-related enhanced services to wireless carriers and enterprises. XYPOINT will provide TCS with a strong wireless location based services platform on which to build future applications.

     - ACCELERATES DEPLOYMENT OF ASP STRATEGY. XYPOINT operates redundant data centers in Seattle, WA and Phoenix, AZ. The combined company is well positioned to host certain applications for wireless carriers and enterprise customers at these facilities.

     - EXPANDS WIRELESS CARRIER BASE. The merger with XYPOINT will provide TCS with access to XYPOINT's existing wireless carrier customers. TCS can market its existing product and services to these carriers.

     - BROADENS PRODUCT SUITE. TCS can offer a more complete product portfolio to its users through the addition of XYPOINT's products and services. This will position TCS more favorably with wireless carriers that are seeking to limit the number of software and infrastructure vendors with which they do business.

     - PROVIDES ACCESS TO ADDITIONAL DISTRIBUTION CHANNELS AND STRATEGIC PARTNERSHIPS. TCS will be able to leverage XYPOINT's sales channels and strategic partnerships to sell existing TCS products and services.

     - INCREASES PRODUCT DEVELOPMENT OPPORTUNITIES. XYPOINT's existing products and services will be integrated to deliver new products and services to existing TCS and XYPOINT customers as well as new customers.

XYPOINT'S REASONS FOR THE MERGER

     In reaching its decision to approve the merger agreement and the merger and to recommend adoption of the merger agreement to XYPOINT shareholders, the XYPOINT board of directors consulted with management, its financial and legal advisors and independently considered the proposed merger agreement and the transactions contem-plated thereby. The XYPOINT board of directors in making its decision considered among other things the following positive factors:

     - FACILITATE CAPITAL RAISING. The merger would give XYPOINT access to TCS' greater capital resources to accelerate the development of XYPOINT products, services and technology. The merger would facilitate the capital raising activities of the combined company, which capital could be used to fund the combined company's marketing and sales expansion and cover consolidation expenses.

     - INCREASED LIQUIDITY. The merger provides XYPOINT and its shareholders increased liquidity versus the uncertainty related to the possibility of a strategic sale or public offering of XYPOINT common stock at some future time at a valuation that might not be significantly higher than that obtained in the merger.

     - ECONOMIES OF SCALE. Similarities in the service offerings, administration and product development functions of the two companies would allow the combined company to achieve economies of scale and opportunities for consolidation.

     - MANAGEMENT STRENGTH. The combined company would have a strong and deep management team, at both the operating and corporate levels.

     - COMPETITIVENESS. The combined company would have increased ability to compete for world-class projects.

     - PRODUCT SYNERGIES. The product lines of XYPOINT and TCS are complementary. Both TCS and XYPOINT have strength in the wireless carrier market. Together, by developing and implementing a combined strategy, a combined company could compete more effectively with larger and better-established companies. The merger would potentially increase sales of XYPOINT's products and services by exposing XYPOINT to TCS' customer base, as well as creating additional cross-selling opportunities with XYPOINT's existing customers.

     - POTENTIAL PRODUCT DEVELOPMENT OPPORTUNITIES. The combined company will have the opportunity to develop new products to market to XYPOINT's existing customers.

     - SALES AND MARKETING SYNERGIES; STRONGER SALES FORCE. A combined and complementary sales force would strengthen the combined company on both the West coast and the East coast of the United States.

     The XYPOINT board of directors also identified and considered the following potentially negative factors in its deliberations concerning the merger:

     - The potential benefits sought in the merger might not be realized fully, or within the time frame contemplated;

     - The possibility that the merger would not be consummated, and the potentially negative effect of the public announcement on XYPOINT's sales and operating results;

     - The risk that, despite the efforts of XYPOINT and TCS, key technical, marketing and management personnel might choose not to remain employed by TCS after the merger;

     - The substantial charges to be incurred in connection with the merger, including the costs of integrating the two companies' businesses and the transaction expenses arising from the merger;

     - The potential disruption of existing and prospective relationships with XYPOINT's customers that could result from the announcement or consummation of the merger;

     - The risk that the market price for TCS Common Stock might decline; and

     - The other risk factors associated with the combined business and the merger described under "Risk Factors."

     The XYPOINT board of directors believed that some of these risks are unlikely to occur and that others may be avoided or mitigated by XYPOINT and that, overall, these risks are outweighed by the potential benefits of the merger.

     The foregoing discussion of the information and factors considered by the XYPOINT board of directors is not intended to be exhaustive but is believed to include all material factors considered by the XYPOINT board of directors in evaluating the merger. In view of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the XYPOINT board of directors did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the XYPOINT board of directors may have given different weight to different factors.

     After careful consideration, the XYPOINT board of directors unanimously determined that the terms of the merger agreement are fair to and in the best interests of XYPOINT and its shareholders and has approved the merger agreement and the merger. The XYPOINT board of directors unanimously recommends that the shareholders of XYPOINT vote FOR the merger by the adoption and approval of the merger agreement.

XYPOINT'S FINANCIAL ADVISOR

     XYPOINT retained Broadview to advise the XYPOINT board of directors regarding the financial terms of TCS' offer to purchase XYPOINT. Broadview regularly provides valuations of telecommunications companies in connection with mergers, acquisitions and other securities transactions.

INTERESTS OF PERSONS IN THE MERGER

     In considering the recommendation of the XYPOINT board of directors with respect to the merger and merger agreement, XYPOINT's shareholders should be aware that certain members of the XYPOINT board and management have certain interests in the merger that are in addition to the interests of XYPOINT's shareholders generally. The board was aware of these interests and considered them, among other factors, in approving the merger agreement.

     TCS expects to retain most employees of XYPOINT, including certain officers and directors after the merger. TCS expects to enter into employment agreements with Ken Arneson and one or more of XYPOINT's officers following the closing of the merger.

     If the market price of TCS Common Stock is less than $17.07 per share as of the closing date, holders of XYPOINT's preferred stock will receive securities having a lower market value as of the closing date than the liquidation preferences set forth in XYPOINT's articles of incorporation, and, correspondingly, XYPOINT's officers and directors, who generally hold XYPOINT common stock or Series X Junior preferred stock or options or warrants to acquire XYPOINT common stock or Series X Junior preferred stock and in some cases Series A preferred stock will receive more consideration than they would otherwise if the Series B through Series E preferred stock had received the amount of their liquidation preferences calculated using a market price of the closing date.

     Pursuant to XYPOINT's 1997 stock option plan, the vesting of unvested stock options will accelerate upon consummation of the merger. As of November 15, 2000, the aggregate number of shares subject to options vesting as a result the merger for each officer are as follows:

                          NUMBER OF XYPOINT SHARES SUBJECT TO
       OFFICER         OPTIONS VESTING AS A RESULT OF THE MERGER
       -------         -----------------------------------------
Gregg Blodgett                           76,667
Reuven Carlyle                           77,084
Greg Kleven                             200,000
John Clark                               37,500

ACCOUNTING TREATMENT

     The merger will be accounted for as a purchase in accordance with generally accepted accounting principles. Therefore, the total merger consideration that TCS will pay in connection with the merger, together with the direct costs of the merger, will be allocated to XYPOINT's identifiable tangible and intangible assets and liabilities based on their respective fair market values with any excess being treated as goodwill. The assets and liabilities and results of operations of XYPOINT will be consolidated into the assets and liabilities and results of operations of TCS after the merger. See "Unaudited Pro Forma Consolidated Financial Information."

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following general discussion summarizes the anticipated material U.S. federal income tax consequences of the merger to XYPOINT shareholders. This discussion addresses only those shareholders who hold their shares of XYPOINT capital stock as a capital asset, and does not address all of the U.S. federal income tax consequences that may be relevant to particular XYPOINT shareholders in light of their individual circumstances, or to XYPOINT shareholders that are subject to special rules, such as:

     - financial institutions;

     - mutual funds;

     - tax-exempt organizations;

     - insurance companies;

     - dealers in securities or foreign currencies;

     - traders in securities who elect to apply a mark-to-market method of accounting;

     - foreign holders;

     - persons who hold shares of XYPOINT common stock as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction; or

     - holders who acquired their shares of XYPOINT common stock upon the exercise of employee stock options or otherwise as compensation.

     The following discussion is not binding on the Internal Revenue Service. It is based upon the Code and the regulations, rulings and decisions thereunder in effect as of the date of this document, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws and U.S. federal laws other than U.S. federal income tax laws, are not addressed. XYPOINT SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

     It is a condition to the closing of the merger that XYPOINT and TCS each receive an opinion from tax counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions are based on customary assumptions and customary representations made by, among others, XYPOINT, TCS and certain TCS stockholders. An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. No ruling has been made by, or will be sought from, the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

     Assuming the merger qualifies as a reorganization within the meaning of
Section 368(a) of the Code, holders of XYPOINT shares that receive shares of TCS Common Stock in the merger will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, they receive in lieu of a fractional share of TCS Common Stock. Each stockholder's aggregate tax basis in the shares of TCS Common Stock received in the merger will be the same as such stockholder's aggregate tax basis in the shares of XYPOINT stock surrendered in the merger, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of the shares of TCS Common Stock received in the merger by a holder of XYPOINT shares will include the holding period of XYPOINT shares that such shareholder surrendered in the merger. A holder of XYPOINT shares that receives cash in lieu of a fractional share of TCS Common Stock will recognize gain or loss equal to the difference between the amount of cash received and such stockholder's tax basis in the XYPOINT shares allocable to the fractional share. That gain or loss generally will constitute capital gain or loss. In the case of an individual stockholder, any of this capital gain generally will be subject to a maximum U.S. federal income tax rate of 20% if the individual has held his XYPOINT shares for more than 12 months on the date of the merger. The deductibility of capital losses is subject to limitations for both individuals and corporations.

     A successful Internal Revenue Service challenge to the "reorganization" status of the merger would result in all XYPOINT stockholders being treated as if they sold their XYPOINT capital stock in a fully taxable transaction. In such event, each XYPOINT stockholder would recognize gain or loss with respect to each share of XYPOINT capital stock surrendered equal to the difference between such stockholder's adjusted tax basis in such share and the fair market value, as of the effective time of the merger, of the TCS Common Stock received in exchange therefor. In such event, such stockholder's aggregate tax basis in the TCS Common Stock so received would equal its fair market value as of the effective time of the merger and the holding period for such TCS Common Stock would begin the day after the merger.

     Irrespective of the merger's status as a reorganization, a XYPOINT stockholder will recognize gain to the extent shares of TCS Common Stock received in the merger are treated as received in exchange for services or property other than solely XYPOINT capital stock. All or a portion of any such gain could be taxable as ordinary income.

     Because shares of TCS Common Stock will remain unchanged in the merger, the merger will not cause TCS stockholders to recognize any gain or loss. No gain or loss will be recognized by TCS, XYPOINT or Windward Acquisition Corp.

     BACKUP WITHHOLDING AND INFORMATION REPORTING. Payments of cash to a holder surrendering shares of XYPOINT capital stock will be subject to information reporting and "backup" withholding at a rate of 31% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

     TAX CONSEQUENCES TO DISSENTING SHAREHOLDERS. If a XYPOINT shareholder dissents to the merger and receives solely cash in exchange for his shares of XYPOINT capital stock, the cash received will be treated as having been received by him as a distribution in redemption of his shares of XYPOINT capital stock, subject to the provisions and limitations of Section 302 of the Code. See "Appraisal Rights -- The Rights of XYPOINT Dissenting Shareholders." Unless the redemption is treated as a dividend under Section 302(d) of the Code, a stockholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the shares of XYPOINT capital stock redeemed. This gain or loss will be capital gain or loss if the shares of XYPOINT capital stock were held by the shareholder as a capital asset at the time of the merger. If, on the other hand, the redemption is treated as a dividend under Section 302(d) of the Code, the full amount of cash received by the shareholder will be treated as ordinary income to the extent of XYPOINT's current or accumulated earnings and profits.

     Under the tests of Section 302 of the Code, the redemption of a dissenting XYPOINT shareholder's XYPOINT capital stock generally will be treated as a dividend unless the redemption (1) results in a "complete termination" of the shareholder's direct or indirect stock interest in TCS under Section 302(b)(3) of the Code, (2) is "substantially disproportionate" with respect to the shareholder under Section 302(b)(2) of the Code or (3) is "not essentially equivalent to a dividend" with respect to the shareholder under Section 302(b)(1) of the Code.

     In order to determine whether there has been a complete termination, a substantially disproportionate redemption or a redemption not essentially equivalent to a dividend with respect to a dissenting XYPOINT shareholder, it is necessary to consider the TCS Common Stock owned by persons from whom ownership is attributed to such stockholder under the rules of Section 318 of the Code. Under Section 318 of the Code, a stockholder is considered to own shares that are directly or indirectly owned by certain members of
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

their family or by certain trusts, partnerships or corporations in which they have an ownership or beneficial interest. A stockholder is also considered to own any shares underlying exercisable options he holds. In some cases, a dissenting XYPOINT shareholder may be deemed to own constructively TCS Common Stock held by persons who do not exercise appraisal rights.

DIVIDENDS

     Any cash dividends paid by TCS on the shares held in escrow (except stock dividends) will be paid out to the XYPOINT shareholders immediately following their receipt by the escrow agent. Such dividends will be taxable to the XYPOINT shareholders as ordinary income.

PAYMENT OF INDEMNIFICATION OBLIGATION

     Some or all of the shares held in the escrow account may be transferred to TCS in satisfaction of claims for breach of certain representations and warranties made by XYPOINT in the merger agreement. Under these circumstances, shares of TCS Common Stock held in escrow which are equal in value to the amount of the claim will be transferred to TCS. Each XYPOINT shareholder may recognize taxable gain or loss at the time shares are transferred out of the escrow to TCS. The amount of such gain or loss will be equal to the difference, if any, between the fair market value of the shares at the time they are transferred out of escrow and the shareholder's tax basis in such shares. Any gain will be long-term capital gain if such shareholder's holding period (taking into account the holding period of the XYPOINT shares exchanged) is longer than one year as of the date the shares are transferred out of escrow. Any loss will be capital loss, the deductibility of which may be substantially limited. If and when a claim is satisfied, each shareholder's basis in the remaining shares of TCS Common Stock he or she holds will be increased by the fair market value of the shares transferred out of escrow.

ESCROW FUND

     The escrow fund will be used to indemnify TCS and its affiliates against losses, claims, expenses, and other damages arising from or in connection with
(i) any breach of representations of warranties or representations made by XYPOINT, or (ii) any breach of any covenant or obligation of XYPOINT under the merger agreement, but only if the total amount of all damages with respect to all such matters, taken together, exceeds $150,000 in which case TCS is entitled to indemnification for all amounts of the damages in excess of $150,000 provided, however, that in the event XYPOINT's fees and expenses related to the merger and the merger agreement exceed $2,000,000, TCS shall be entitled to make a claim against the escrow fund without regard to or limited by the $150,000 threshold. TCS' ability to recover damages from the escrow fund will terminate one year after the effective time of the merger. The amount of TCS Common Stock XYPOINT shareholders will receive when the escrow fund terminates will be reduced, on a pro rata basis, by the amount of any claims or other payments paid from the escrow fund. The escrow fund shall be the exclusive remedy to compensate TCS for any losses as a result of any inaccuracy or breach of a representation or warranty of XYPOINT contained in the merger agreement or any failure to comply with any covenant contained in the merger agreement.

     The escrow fund will consist of 400,000 shares of TCS Common Stock held back from the shares to be issued to XYPOINT's shareholders in the merger, on a pro rata basis. For purposes of the escrow agreement and the making of all payments from the escrow fund, each share of TCS Common Stock shall be valued at $17.07 per share. Any dividends paid with regard to such shares shall be distributed to the beneficial owners of such shares. First Union National Bank will act as escrow agent. The escrow fund will be governed by the merger agreement and the escrow agreement, a copy of which are included in Appendix A to this proxy statement/prospectus.

REGULATORY APPROVALS REQUIRED

     TCS and XYPOINT cannot complete the merger unless it is approved by, among others, the Department of Justice and the Federal Trade Commission.

NASDAQ STOCK MARKET LISTING

     A condition to the merger is that any shares of TCS Common Stock issuable in connection with the merger be authorized for quotation on the Nasdaq National Market, subject to official notice of issuance.

APPRAISAL RIGHTS -- THE RIGHTS OF XYPOINT DISSENTING SHAREHOLDERS

     The following is a brief summary of the rights of holders of XYPOINT capital stock to dissent from the merger and receive cash equal to the fair value of their XYPOINT capital stock instead of receiving shares of TCS Common Stock. This summary is not exhaustive, and you should read the applicable sections of chapter 23B.13 of the Washington Business Corporations Act ("WBCA"), which is attached to this proxy statement/prospectus as Appendix B. If you are contemplating the possibility of dissenting from the merger, you should carefully review the text of Appendix B, particularly the procedural steps required to perfect dissenters' rights, which are complex. You should also consult your legal counsel. If you do not fully and precisely satisfy the procedural requirements of the WBCA, you will lose your dissenters' rights.

     REQUIREMENTS FOR EXERCISING APPRAISAL RIGHTS. To exercise dissenters' rights, you must be a shareholder of XYPOINT on the record date and:

     - file with XYPOINT, before the vote is taken at the special meeting, written notice of your intent to demand payment for the fair value for your XYPOINT capital stock if the merger is consummated and becomes effective; and

     - not vote your shares of XYPOINT capital stock at the special meeting in favor of the proposal to approve the merger agreement.

     If you do not satisfy each of these requirements, you cannot exercise dissenters' rights and will be bound by the terms of the merger agreement.

     Shareholders of XYPOINT are advised that:

     - submitting a proxy card that does not direct how the XYPOINT capital stock represented by that proxy is to be voted will constitute a vote in favor of the merger and a waiver of your statutory dissenters' rights; and

     - voting against the proposal to approve the merger will not satisfy the notice requirement referred to above.

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

     You must file the written notice of the intent to exercise dissenters' rights with XYPOINT at: XYPOINT Corporation, 2200 Alaskan Way, Seattle, WA 98121, Attn: Gregg Blodgett.

     APPRAISAL PROCEDURE. Within 10 days after the effective date of the merger, XYPOINT will send written notice to all shareholders who have validly given written notice in compliance with the dissenters' rights provisions of
Section 23B.13.210 of the WBCA and have not voted in favor of the merger as described above. The notice will contain:

     - the address where the demand for payment and certificates representing shares of XYPOINT capital stock must be sent and the date by which they must be received;

     - any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

     - a form for demanding payment that states the date of the first announcement to the news media or to shareholders of the proposed merger and requires certification of the date the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the XYPOINT capital stock or an interest in it; and

     - a copy of the dissenters' rights provisions of the WBCA, attached as Appendix B to this proxy statement/prospectus.

     If you wish to assert dissenters' rights, you must demand payment and deposit your XYPOINT certificates within 30 days after the notice is given. If you fail to make demand for payment and deposit your XYPOINT certificates within the 30 day period, you will lose the right to receive fair value for your shares under the dissenters' rights provisions, even if you filed a timely notice of intent to demand payment. Except as provided below, within 30 days of the later of the effective time of the merger or XYPOINT's receipt of a valid demand for payment, XYPOINT will remit to each dissenting shareholder who complied with the requirements of the WBCA, the amount XYPOINT estimates to be the fair value of the shareholder's XYPOINT capital stock, plus accrued interest. XYPOINT will include the following information with the payment:

     - financial data relating to XYPOINT;

     - estimate of the fair value of the shares plus accrued interest and a brief explanation of the method used to reach that estimate, and an explanation of how interest was calculated;

     - a copy of the dissenters' rights provisions of the WBCA, attached as Appendix B to this proxy statement/prospectus; and

     - a statement of the shareholder's right to demand supplemental payment and a brief description of the procedures to be followed in demanding supplemental payment.

     For a dissenting shareholder who was not the beneficial owner of the shares of XYPOINT capital stock before November 15, 2000, XYPOINT may withhold payment and instead send a statement setting forth its estimate of the fair value of the shares and offering to pay such amount, with interest, as a final settlement of the dissenting shareholder's demand for payment. If you are dissatisfied with your payment or offer for payment, you may, within 30 days of the payment or offer for payment, notify XYPOINT

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

in writing and demand payment of your estimate of fair value of your shares and the amount of interest due.

     If any dissenting shareholder's demand for payment is not settled within sixty (60) days after receipt by XYPOINT of his or her payment demand, Section 23B.13.300 of the WBCA requires that XYPOINT commence a proceeding in King County, Washington Superior Court and petition the court to determine the fair value of the shares and accrued interest, naming all the dissenting shareholders whose demands remain unsettled as parties to the proceeding. The court may appoint one or more appraisers to receive evidence and make recommendations to the court as to the amount of the fair value of the shares. The fair value of the shares as determined by the court is binding on all dissenting shareholders and may be less than, equal to or greater than the market price of the TCS Common Stock to be issued to nondissenting shareholders for their XYPOINT capital stock if the merger is consummated. If the court determines that the fair value of the shares is in excess of any amount remitted by XYPOINT, then the court will enter a judgment for cash in favor of the dissenting shareholders in an amount by which the value determined by the court, plus interest, exceeds the amount previously remitted. The court will determine the costs and expenses of the court proceeding and assess them against XYPOINT, except that the court may assess part or all of the costs against any dissenting shareholders whose actions in demanding supplemental payments are found by the court to be arbitrary, vexatious or not in good faith. If the court finds that XYPOINT did not substantially comply with the relevant provisions of Sections 23B.13.200 through 23B.13.280 of the WBCA, the court may also assess against XYPOINT any fees and expenses of attorneys or experts that the court deems equitable. The court may also assess those fees and expenses against any party if the court finds that the party has acted arbitrarily, vexatiously or not in good faith in bringing the proceedings. The court may award, in its discretion, fees and expenses of an attorney for the dissenting shareholders out of the amount awarded to the shareholders, if it finds the services of the attorney were of substantial benefit to the other dissenting shareholders and that those fees should not be assessed against XYPOINT.

     A shareholder of record may assert dissenters' rights as to fewer than all of the shares registered in the shareholder's name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies XYPOINT in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of the partial dissenting shareholder are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders. A beneficial shareholder of XYPOINT capital stock may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if the beneficial shareholder obtains and submits the registered owner's written consent to dissent not later than the time the beneficial shareholder asserts dissenters' rights and the beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote. For purposes of the WBCA, "fair value" means the value of XYPOINT capital stock immediately before the effective time of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless that exclusion would be inequitable. Under section 23B.13.020 of the WBCA, a XYPOINT shareholder has no right, at law or in equity, to set aside the approval and adoption of the merger or the consummation of the merger except if the approval, adoption or consummation fails to comply with the procedural requirements of chapter 23B.13 of the

WBCA, Revised Code of Washington sections 25.10.900 through 25.10.955, XYPOINT's amended and restated articles of incorporation or XYPOINT's bylaws, or was fraudulent with respect to that shareholder or XYPOINT.

RESALE OF TCS COMMON STOCK AFTER THE MERGER

     TCS Common Stock issued pursuant to the merger will be subject to restrictions on transfer arising under the Securities Act of 1933, as amended. See "Other Agreements -- Voting Agreements" and "-- Stock Restriction Agreements".

     THIS DOCUMENT DOES NOT COVER RESALES OF SHARES OF TCS COMMON STOCK RECEIVED BY ANY PERSON WHO MAY BE DEEMED TO BE AN AFFILIATE OF TCS.

     Persons who may be deemed to be affiliates of TCS generally include individuals or entities that control, are controlled by, or are under common control with TCS, and generally include the executive officers and directors of TCS and entities controlled by directors of TCS. Affiliates may not sell their shares of TCS Common Stock acquired in connection with the merger, except pursuant to an effective registration under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act (or Rule 144 under the Securities Act in the case of persons who become affiliates of TCS) or another applicable exemption from the registration requirements of the Securities Act.

     In general, Rule 145 under the Securities Act provides that, for one year following the effective time of the merger, an affiliate (together with certain related persons) would be entitled to sell shares of TCS Common Stock acquired in connection with the merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. Additionally, the number of shares that an affiliate can sell (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 under the Securities Act may not exceed the greater of 1% of the outstanding shares of TCS Common Stock or the average weekly trading volume of such shares during the four calendar weeks preceding such sale (excluding such person's trading). Rule 145 under the Securities Act will remain available to affiliates if TCS timely files reports under the Securities Exchange Act of 1934 with the SEC. One year after the effective time of the merger, an affiliate will be able to sell such shares of TCS Common Stock without being subject to such manner of sale or volume limitations, provided that TCS is current with its Exchange Act informational filings and such affiliate is not then an affiliate of TCS. Two years after the effective time of the merger, an affiliate will be able to sell such shares of TCS Common Stock without any restrictions so long as such affiliate had not been an affiliate of TCS for at least three months prior to the date of such sale.

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

                              THE MERGER AGREEMENT

     The following is a summary of the material terms of the merger agreement. The following is not a complete statement of all the terms of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this document as Appendix A. You are urged to read the merger agreement in its entirety for a more complete description of the merger.

GENERAL

     Pursuant to the merger agreement, XYPOINT will be merged with and into Windward in accordance with Washington law and other applicable law, the separate corporate existence of XYPOINT shall cease and Windward, a wholly-owned subsidiary of TCS, shall continue as the surviving corporation. XYPOINT shareholders will become TCS stockholders. The effective date of the merger will occur following the satisfaction or waiver, where permissible, of all conditions to completion of the merger specified in the merger agreement. TCS and XYPOINT
expect that the effective date of the merger will occur on or about January   ,
2001.

     On or prior to the effective date of the merger, TCS and XYPOINT will file articles of merger with the Washington Secretary of State, and such document will set forth the effective date of the merger. Either TCS or XYPOINT can terminate the merger agreement if, among other reasons, the merger does not occur on or before March 31, 2001. See "-- Termination."

MERGER CONSIDERATION

     A total of 4,300,000 shares of TCS Common Stock will be issued or issuable in the merger to XYPOINT shareholders, option holders and warrant holders, subject to the escrow provisions described below. In addition, TCS has agreed to assume options granted by XYPOINT to acquire no more than 250,000 shares of XYPOINT common stock following the execution of the merger agreement and prior to the effective date of the merger.

DIRECTORS AND OFFICERS OF WINDWARD AFTER THE MERGER

     On the effective date, the directors and officers of XYPOINT shall resign and be removed and the directors and officers of Windward immediately prior to the effective date shall be the officers and directors of the surviving corporation. The directors of Windward will be:

     Maurice B. Tose

     Richard A. Young

     Donald C. Hubbard, Jr.

     Thomas M. Brandt, Jr.

     In addition, the officers of Windward will be:

     Maurice B. Tose, Chairman and CEO

     Richard A. Young, Executive Vice President

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

     Bruce A. White, Secretary

     Thomas M. Brandt, Jr., Chief Financial Officer

     Donald C. Hubbard, Jr., Senior Vice President

ARTICLES OF INCORPORATION AND BYLAWS OF WINDWARD AFTER THE MERGER

     The current articles of incorporation and bylaws of Windward Acquisition Corp. will become the articles of incorporation and bylaws of the surviving corporation after the merger.

CONVERSION OF SECURITIES; FRACTIONAL SHARES

     Once the merger is completed, the following will occur:

     The merger agreement contains a calculation of the exchange ratio for each class or series of XYPOINT capital stock. TCS will not be required to issue more than 4,300,000 shares of TCS Common Stock in order to complete the merger.

     The exchange ratios applicable to XYPOINT Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series X Junior preferred stock reflect that each shareholder thereof is entitled to receive their respective liquidation preference before the proceeds of the merger are allocated to XYPOINT common stock. In addition, in calculating the Series B, C, and E preferred stock and the Series X Junior preferred stock applicable exchange ratios, the warrants exercisable for Series B preferred stock and Series C preferred stock are assumed exercised in full as of the effective date of the merger, 216,250 of the Series X Junior preferred warrants are assumed exercised in full as of the effective date of the merger and 500,000 of the Series X Junior preferred stock and 259,740 of the Series E preferred stock warrants are assumed to have expired by their terms as of the effective date of the merger.

     The common stock exchange ratio is (a) 4,300,000 minus the liquidation share number (as defined below) divided by (b) the total number of shares of XYPOINT common stock including options exercisable for common stock of XYPOINT outstanding immediately prior to the completion of the merger.

     The liquidation share number means the quotient of (a) (i) the number of Series A preferred stock outstanding immediately prior to the completion of the merger multiplied by $1.00 plus (ii) the number of Series B preferred stock (plus warrants exercisable for Series B preferred stock) outstanding immediately prior to the completion of the merger multiplied by $1.75 plus (iii) the number of Series C preferred stock (plus warrants exercisable for Series C preferred stock) outstanding immediately prior to the completion of the merger multiplied by $1.75 plus (iv) the number of Series D preferred stock outstanding immediately prior to the completion of the merger multiplied by $2.69 plus (v) the number of Series E preferred stock (plus warrants exercisable for Series E preferred stock) outstanding immediately prior to the completion of the merger multiplied by $1.54 plus (vi) the number of Series X Junior preferred stock (plus warrants exercisable for Series X Junior preferred stock) outstanding immediately prior to the completion of the merger multiplied by $0.80 divided by
(b) the average closing sales price of TCS Common Stock as traded on the Nasdaq National Market and reported by the Wall Street Journal, for the forty-five consecutive trading days ending on and including the third trading day prior to the date of execution of the merger agreement (which was $17.07 per share) (the "Closing Price").

     The Series A exchange ratio is the quotient of $1.00 divided by the Closing Price.

     The Series B exchange ratio is the quotient of $1.75 divided by the Closing Price.

     The Series C exchange ratio is the quotient of $1.75 divided by the Closing Price.

     The Series D exchange ratio is the quotient of $2.69 divided by the Closing Price.

     The Series E exchange ratio is the quotient of $1.54 divided by the Closing Price.

     The Series X exchange ratio is the quotient of $0.80 divided by the Closing Price.

     Each share of XYPOINT capital stock will be converted into a number of shares of TCS Common Stock as determined by the exchange ratio for that class or series of XYPOINT capital stock.

     The number of shares of TCS Common Stock to be received by the different classes of XYPOINT capital stock depends on the liquidation preference of the class of preferred stock. On November 22, 2000, the shareholders of XYPOINT by written consent approved an amendment to XYPOINT's articles of incorporation. The amendment conforms the manner of valuing non-cash consideration in the event of a liquidating sale to the manner of valuing the TCS Common Stock described in the merger agreement. A copy of the form of this amendment is included in Appendix A.

     As of the date of the execution of the merger agreement, holders of shares of the following classes and series of capital stock of XYPOINT will receive the following for each 100 shares held:

CLASS OR SERIES OF XYPOINT CAPITAL STOCK  SHARES OF TCS COMMON STOCK
----------------------------------------  --------------------------
     Series A Preferred Stock                       8.9554
     Series B Preferred Stock                      10.2537
     Series C Preferred Stock                      10.2537
     Series D Preferred Stock                      15.7613
     Series E Preferred Stock                       9.0232
     Series X Junior Preferred Stock                8.9554
     Common Stock                                   8.9554

     The preceding table assumes that prior to the consummation of the merger:
(1) all outstanding shares of XYPOINT Series A preferred stock and Series X Junior preferred will be converted into shares of XYPOINT common stock, (2) warrants for 216,250 shares of Series X Junior preferred stock will be exercised and (3) warrants for 500,000 shares of Series X Junior preferred stock and 259,000 shares of Series E preferred stock will not be exercised and will expire by their terms. Additionally, the table also assumes that the outstanding number of equity securities of XYPOINT will remain unchanged until the closing of the merger. The actual exchange ratios will depend on XYPOINT's capitalization at the closing of the merger.

     Warrants to purchase shares 500,000 shares of XYPOINT Series X Junior and 259,740 shares of Series E preferred stock will be cancelled upon completion of the merger, and therefore any such warrants not exercised prior to the completion of the merger will terminate. XYPOINT management believes that these additional warrants will be exercised only if the market price for the TCS Common Stock exceeds $17.07 on the closing date (the fixed price of each share of TCS Common Stock assumed in the merger agreement). If the 500,000 Series X Junior preferred stock and the 259,740 Series E preferred stock warrants are exercised in full, the exchange ratio for the XYPOINT common stock, the Series A preferred stock and the Series X Junior preferred stock will be reduced to 8.6434 in the event of a cash exercise. In the event of a cashless exercise, the exchange ratio for the XYPOINT common stock shall be greater than 8.6434 but less than 8.9554.

     No fractional shares of TCS Common Stock shall be issued. In lieu of fractional shares, each holder otherwise entitled to a fractional interest shall receive from TCS an amount in cash (rounded to the nearest whole cent) based on the market value of TCS Common Stock as determined by multiplying such fraction by the price per share of TCS Common Stock, as listed on the Nasdaq National Market, on the close of trading the day prior to closing of the merger.

XYPOINT STOCK OPTIONS; XYPOINT WARRANTS

     At the effective time of the merger, each unexpired and unexercised XYPOINT stock option, whether vested or unvested, is to be converted into an option to purchase shares of TCS Common Stock, with the number of shares and options prices adjusted to give effect to the conversion rate, and will no longer represent a right to acquire shares of XYPOINT common stock. In addition, by the terms of the XYPOINT options, upon the effective date of the merger, all unvested options shall become vested. Each option to purchase one share of XYPOINT common stock shall convert into an option to purchase .089554 shares of TCS Common Stock.

     In the merger, all outstanding warrants to purchase shares of XYPOINT Series B and C preferred stock will be assumed by TCS at the effective time of the merger and remain outstanding. However, each such warrant shall be converted into warrants to purchase shares of TCS Common Stock. The number of shares of TCS Common Stock issuable upon exercise of XYPOINT warrants shall be determined in accordance with the applicable exchange ratio and the exercise price of XYPOINT warrants will be adjusted to reflect the applicable exchange ratio of TCS Common Stock for XYPOINT capital stock in the merger. In calculating the applicable exchange ratios, the warrants exercisable for Series B preferred stock and Series C preferred stock are assumed exercised in full as of the effective date of the merger, 216,250 of the Series X Junior preferred warrants are assumed exercised in full as of the effective date of the merger and 500,000 of the Series X Junior preferred stock and 259,740 of the Series E preferred stock warrants are assumed to have expired by their terms as of the effective date of the merger.

PROCEDURE FOR EXCHANGING XYPOINT CAPITAL STOCK FOR TCS COMMON STOCK

     The merger agreement requires TCS, after the effective date, to make available through an agent designated by TCS, for the benefit of the holders of shares of XYPOINT capital stock, certificates representing the shares of TCS Common Stock to be issued in the merger.

EXCHANGE PROCEDURES

     Promptly after the effective time, TCS shall cause the exchange agent to mail to each holder of record of a certificate or certificates which immediately prior to the effective

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time represented outstanding shares of XYPOINT capital stock, whose shares were converted into the right to receive shares of TCS Common Stock: (1) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon receipt of the certificates by the exchange agent, and shall be in such form and have such other provisions as TCS may reasonably specify), and (2) instructions for use in effecting the surrender of the certificates in exchange for certificates representing shares of TCS Common Stock (and cash in lieu of fractional shares). Upon surrender of a certificate, free and clear of all liens and other charges thereon of every kind, for cancellation to the exchange agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of TCS Common Stock (less the escrow shares to be deposited in the escrow fund on such holder's behalf pursuant to the merger agreement and the escrow agreement), and the certificate so surrendered shall forthwith be canceled.

XYPOINT SHAREHOLDERS SHOULD NOT FORWARD XYPOINT STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A TRANSMITTAL LETTER. XYPOINT SHAREHOLDERS SHOULD NOT RETURN XYPOINT STOCK CERTIFICATES WITH THEIR PROXY OR CONSENT.

     XYPOINT shareholders should also note:

     No dividends or other distributions of TCS Common Stock with a record date after the effective date of the merger shall be paid to any holder of any unsurrendered XYPOINT certificate with respect to the shares of TCS Common Stock represented thereby until such XYPOINT stock certificate is surrendered to the exchange agent.

     If any certificate for shares of TCS Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered is properly endorsed and otherwise in proper form for transfer and the person requesting such exchange will have paid to TCS or the exchange agent any transfer or other taxes required by reason of the issuance of a certificate for shares of TCS Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of TCS or the exchange agent that such tax has been paid or is not payable.

     In the event any certificate shall have been lost, stolen or destroyed, TCS shall issue or cause to be issued in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, shares of TCS Common Stock; provided that TCS may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against TCS, Windward or any of their agents with respect to the certificate alleged to have been lost, stolen or destroyed.

FORM S-8 FILING

     TCS has agreed to file with the Securities and Exchange Commission, no later than 30 days after the closing of the merger, a Registration Statement on Form S-8 (or any

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successor or other appropriate forms) to register the shares of TCS Common Stock issuable pursuant to outstanding options under the XYPOINT Stock Option Plans assumed in the merger.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties made by XYPOINT. These representations and warranties relate to various aspects of XYPOINT's business, including:

     - Organization and good standing as a corporation;

     - Capital structure;

     - Authorization, execution, delivery and enforceability of the merger agreement and related agreements;

     - Absence of conflict with, default under or violation of agreements or laws;

     - Absence of need for consent, approval or waiver from any governmental entity or third party;

     - Absence of undisclosed liabilities;

     - Absence of changes in the business;

     - Litigation matters;

     - Intellectual property;

     - Tax matters;

     - Material contracts;

     - Regulatory compliance for E-911 business;

     - Disclosure of third party consents;

     - Compliance with laws;

     - Broker's and finder's fees incurred in connection with the merger;

     - Board approval and the vote of XYPOINT shareholders necessary to approve the merger;

     - Compliance with Foreign Corrupt Practices Act; and

     - Accuracy and completeness of representations and warranties made.

     The representations and warranties of XYPOINT terminate one year after the effective time of the merger, except that claims related to actual fraud or willful misconduct shall survive indefinitely.

     The merger agreement also contains customary representations and warranties made by TCS and Windward. These representations and warranties relate to certain aspects of TCS' and Windward's business, including:

     - Organization and good standing as a corporation;

     - Capital structure;

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     - Authorization, execution, delivery and enforceability of the merger agreement and related agreements;

     - Accuracy and completeness of filings and reports with the Securities and Exchange Commission and accuracy of financial statements;

     - Absence of certain changes to TCS since September 30, 2000;

     - Broker's and finder's fees in connection with the merger;

     - Accuracy and completeness of representations and warranties made;

     - Litigation matters; and

     - Tax matters.

     The representations and warranties of TCS and Windward terminate one year after the effective time of the merger, except that claims related to actual fraud or willful misconduct shall survive indefinitely.

     The representations and warranties contained in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles of the merger agreement entitled "Representations and Warranties of Target" and "Representations and Warranties of Acquiror and Merger Sub."

COVENANTS OF XYPOINT

     XYPOINT has covenanted and agreed to take, or refrain from taking, certain actions pending the closing of the merger, including:

     INFORMATION. XYPOINT shall, upon reasonable notice, give to TCS and to TCS' officers, accountants, counsel, financial advisers, and other representatives, reasonable access during XYPOINT's normal business hours throughout the period prior to the effective date to all of their properties, books, contracts, commitments, and shareholder lists and records. XYPOINT will, at its own expense, furnish TCS during such period with all such information concerning their affairs as TCS may reasonably request.

     REGULATORY APPROVALS; CONSENTS. XYPOINT will, as promptly as practicable, make any filings necessary to obtain all regulatory approvals of the transactions contemplated by the merger agreement, including filings required for Hart-Scott-Rodino ("HSR Act") approval, and will use all commercially reasonable efforts to secure favorable action on such filings and applications, including without limitation efforts to pursue an appeal of a denial of a regulatory approval.

     XYPOINT will use commercially reasonable efforts to obtain any consents, approvals, or waivers from third parties required to be obtained by XYPOINT in connection with the transactions contemplated in the merger agreement.

     CONDUCT OF BUSINESS. After the execution of the merger agreement and pending the effective date, XYPOINT shall not do, cause or permit any of the following, without the prior written consent of TCS:

     - effect any change, supplement or amendment in its articles of incorporation or bylaws;

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     - except with respect to XYPOINT stock options, warrants or other convertible or exercisable securities outstanding on the date of the merger agreement which are or may become subject to exercise according to their terms as existing on the date of the merger agreement, change its authorized, issued, or outstanding capital stock or issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities; provided, however, XYPOINT may issue options for shares of XYPOINT common stock, in an aggregated amount not to exceed 250,000, for the sole purpose of hiring new employees, under its stock plans in individual award amounts and on terms consistent with prior practices;

     - declare or pay any cash or other dividends in respect of any shares of its capital stock;

     - increase employee compensation or benefit levels (except for annual increases not in excess of amounts established by its regular past practices), establish or make any increase in any employment, compensation, bonus, pension, option, incentive or deferred compensation, retirement, death, profit sharing, or similar agreements or benefits of any of its past, present, or future officers or employees, or modify the existing employment agreements with any officers or employees;

     - make any change in any of its accounting policies or practices unless required by GAAP;

     - incur or commit to incur any indebtedness for borrowed money in excess of $25,000 or guarantee any such indebtedness in excess of $25,000 or issue or sell any debt securities or guarantee any debt securities of others;

     - obligate itself to make or undertake to make any capital expenditure in excess of $25,000 in the aggregate;

     - enter into any material contract, agreement, license or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its material contracts, agreements or licenses;

     - transfer to or license any person or entity or otherwise extend, amend or modify any rights to XYPOINT's intellectual property;

     - revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable;

     - sell, lease, license or otherwise dispose of or encumber any of XYPOINT's properties or assets (other than sales of assets in the ordinary course of business consistent with past practice);

     - terminate or waive any right which would have a material adverse effect on XYPOINT;

     - commence a lawsuit or arbitration proceeding other than (1) for the routine collection of bills, (2) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable asset of its

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       business, provided that it consults with TCS prior to the filing of such a suit, or (3) for a breach of the merger agreement;

     - acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material amount of assets;

     - make any tax election, change any tax election, adopt any tax accounting method, change any tax accounting method, enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment;

     - accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

     - enter into or amend any agreements pursuant to which any other party is granted exclusive marketing, manufacturing or other exclusive rights of any type or scope with respect to any of XYPOINT's products or technology;

     - pay, discharge or satisfy in an amount in excess of $25,000 in any one case or $50,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (1) arising in the ordinary course of business and consistent with past practice and (2) the payment, discharge or satisfaction of liabilities reflected or reserved against in the XYPOINT financial statements;

     - take or agree in writing or otherwise to take, any of the actions described in above, or any action which would make any of its representations or warranties contained in the merger agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder, and

     - engage in any related party transactions.

     Furthermore, pending the effective date, XYPOINT shall (1) conduct its business only in the ordinary course and use commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it, to the end that its goodwill and ongoing business shall be unimpaired at the effective time, (2) continue in effect the present method of conducting its business, (3) give all notices and other information required to be given to the employees of XYPOINT, any collective bargaining unit representing any group of employees of XYPOINT, and any applicable government entity under the National Labor Relations Act (NLRA), the Code, the Consolidated Omnibus Budget Reconciliation Act (COBRA), and other applicable law in connection with the transactions provided for in the merger agreement, and (4) consult with TCS as to making decisions or actions in material matters other than those in the ordinary course of business.

     APPROVAL OF SHAREHOLDERS OF XYPOINT; DOCUMENT PREPARATION. XYPOINT will duly call and convene a meeting of its shareholders to act upon the transactions contemplated in the merger agreement as soon as practicable after the registration statement of which this proxy statement/prospectus is a part has been declared effective and is available for

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distribution to its shareholders, or, in lieu thereof, will take any necessary steps to seek such shareholder approval through a consent solicitation in conformity with applicable law. XYPOINT and its board of directors will recommend approval of the merger agreement and the merger to its shareholders, and will use commercially reasonable efforts to obtain a favorable vote thereon. The calling and holding of such meeting or the use of such a consent solicitation and all notices, transactions, documents, and information related thereto will be in material compliance with all applicable laws.

     CURRENT INFORMATION; ADVICE OF CHANGES. Between the date of the merger agreement and the closing of the merger, XYPOINT shall promptly advise TCS of
(1) the occurrence or non-occurrence of any event which would be likely to cause any condition to the obligations of TCS to effect the merger and the other transactions contemplated by the merger agreement not to be satisfied, or (2) the failure of XYPOINT to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the merger agreement which would be likely to result in any condition to the obligations of TCS to effect the merger and the other transactions contemplated by the merger agreement not to be satisfied.

     NO SOLICITATION OF OTHER OFFERS. XYPOINT has agreed that it shall not solicit or initiate any other offer or proposal to acquire or invest in XYPOINT until the earlier of the termination of the merger agreement or the date of the merger. XYPOINT has further agreed that it will not provide information about itself to any other party or enter into any agreements with any party in connection with a proposal to acquire or invest in XYPOINT, except in the opinion of outside legal counsel to XYPOINT as may be legally required to comply with the duties of the board of directors of XYPOINT under applicable law and upon receipt of a confidentiality agreement. If XYPOINT receives any inquiry or an unsolicited acquisition proposal, XYPOINT has agreed to immediately notify TCS and disclose the identity of the person making such inquiry or acquisition proposal and the terms of such proposal.

     PUBLIC ANNOUNCEMENTS. XYPOINT will consult with TCS before issuing any press release or otherwise making any public statements with respect to the merger agreement and the transactions contemplated thereby and shall not issue any such press release or make any such public statement prior to such consultation, except as counsel may advise is required by law.

     TAX FREE REORGANIZATION. XYPOINT will not, either before or after consummation of the merger, take any action or fail to take any action which would cause the merger to fail to constitute a "reorganization" within the meaning of Code Section 368 and XYPOINT will use commercially reasonable efforts not to permit any of their directors, officers, employees, shareholders, agents, consultants, or other representatives to take any such action.

COVENANTS OF TCS

     INFORMATION. TCS will, at its own expense, furnish XYPOINT with all such information concerning its affairs as XYPOINT may reasonably request.

     APPLICATIONS TO GOVERNMENTAL ENTITIES. TCS and Windward will, as promptly as practicable, make any filings necessary to obtain all regulatory approvals of the transactions contemplated by the merger agreement, including filings required for HSR Act approval, and will use all commercially reasonable efforts to secure favorable action on

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such filings and applications, including without limitation efforts to pursue an appeal of a denial of a regulatory approval. TCS and Windward will use commercially reasonable efforts to obtain any consents, approvals, or waivers from third parties required to be obtained by TCS and Windward in connection with the transactions contemplated in the merger agreement.

     TCS COMMON STOCK. At the effective date, TCS Common Stock to be issued in exchange for the XYPOINT capital stock pursuant to the terms of the merger agreement shall be duly authorized, validly issued, fully paid, and non-assessable, free of preemptive rights and free and clear of all liens created by or through TCS, with no personal liability attaching to the ownership thereof. TCS Common Stock to be issued upon exchange for the XYPOINT capital stock pursuant to the terms of the merger agreement will be issued in all material respects in accordance with applicable state and federal laws, rules, and regulations.

     CURRENT INFORMATION; ADVICE OF CHANGES; CONDUCT OF BUSINESS. TCS shall promptly advise XYPOINT of (1) the occurrence or non-occurrence of any event which would be likely to cause any condition to the obligations of XYPOINT to effect the merger and the other transactions contemplated by the merger agreement not to be satisfied or (2) the failure of TCS to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the merger agreement which would be likely to result in any condition to the obligations of XYPOINT to effect the merger and the other transactions contemplated by the merger agreement not to be satisfied. Without the approval and consent of XYPOINT, TCS and its subsidiaries will not agree to acquire by merging or consolidating with, by purchasing an equity interest in, or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof if any such business or assets to be acquired includes products that could reasonably be considered to be competitive with XYPOINT's business in any material respect and would reasonably be likely to delay or prolong the waiting period under the HSR Act with respect to the merger at any time before the applicable waiting period with respect to the merger under the HSR Act shall have expired or have been earlier terminated.

     PUBLIC ANNOUNCEMENTS. TCS will consult with XYPOINT before issuing any press release or otherwise making any public statements with respect to the merger agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as counsel may advise is required by law.

     TAX FREE REORGANIZATION. Each of TCS and Windward will not, either before or after consummation of the merger, take any action or fail to take any action which would cause the merger to fail to constitute a "reorganization" within the meaning of Code Section 368 and TCS and Windward will each use commercially reasonable efforts not to permit any of its directors, officers, employees, stockholders, agents, consultants, or other representatives to take any such action. TCS and Windward each agree to file their respective federal and state income tax returns consistent with treatment of the merger as a reorganization.

     EMPLOYEE BENEFITS MATTERS. To the extent that service is relevant for eligibility, vesting and (except as would result in duplication of benefits) benefit accruals under any employee benefit plan, program or arrangement maintained by TCS or any subsidiary of TCS, such plan, program or arrangement shall credit each employee of XYPOINT who

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participates therein for service on or prior to the effective time with XYPOINT.
TCS agrees to offer to XYPOINT employees benefits commensurate with those benefits conferred to TCS employees similarly situated. In addition, TCS shall
(1) waive limitations on benefits relating to any pre-existing conditions under any TCS or subsidiary of TCS welfare benefit plan in which XYPOINT employees may participate and (2) recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by XYPOINT employees and their respective dependents under XYPOINT's medical, dental and other healthcare plans in the calendar year in which the effective time occurs.

     XYPOINT OFFICERS AND DIRECTORS. TCS agrees that all rights to indemnification (including advancement of expenses) existing on the date of the merger agreement in favor of the present or former officers and directors of XYPOINT with respect to actions taken in their capacities as officers and directors prior to the effective time of the merger, as provided in XYPOINT's articles of incorporation or bylaws and indemnification agreements, shall survive the merger and continue in full force and effect for a period of six years following the effective time and shall be guaranteed by TCS.

     TCS shall cause Windward to maintain in effect XYPOINT's current policy of directors' and officers' liability insurance, or policies of at least the same coverage and amounts containing no less advantageous terms, or coverage under TCS' directors' and officers' liability insurance. These policies shall cover acts and omissions occuring prior to the merger and, subject to certain limits, shall be maintained for six years after the merger.

     TCS also confirms its intent and plan to grant options to purchase TCS Common Stock to management and employees after the effective date in amounts sufficient to cause management and employees of XYPOINT to currently have options for a number of shares of TCS Common Stock generally consistent with the option levels held by comparable level employees of TCS.

CONDITIONS TO THE MERGER

     There are numerous conditions that have to be satisfied or waived before the merger can be completed. These conditions are divided into two categories, and are summarized below.

     THE OBLIGATIONS OF TCS AND WINDWARD TO COMPLETE THE MERGER. The obligations of TCS and Windward to complete the merger are subject to the following conditions:

     - XYPOINT's representations and warranties must be true and correct in all material respects as of the date the merger is to be completed as if made at and as of such time, except to the extent XYPOINT's representation and warranties address matters only as of a particular date in which case they must be true and correct only as of that date;

     - XYPOINT's shareholders shall have approved by the requisite vote the merger and merger agreement;

     - XYPOINT shareholders shall have approved by the requisite vote any payments and benefits to its employees which are characterized as "parachute payments," within the meaning of Section 280G(b)(2) of the Code as a result of the merger, the merger agreement or the transactions contemplated by the merger agreement;

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     - no court order or other legal restraint or prohibition preventing the consummation of the merger shall be in effect or pending;

     - certain consents, waivers, assignments and approvals required to consummate the merger shall have been obtained;

     - TCS shall have received an opinion from its legal tax counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinion shall not have been withdrawn;

     - TCS shall have received a legal opinion from legal counsel to XYPOINT;

     - TCS, a shareholder's representative and the escrow agent shall have executed and delivered the escrow agreement;

     - the registration statement of which this proxy statement/prospectus is a part shall have become effective and the TCS Common Stock issuable in the merger shall have been approved for listing on the Nasdaq National Market;

     - TCS shall have received executed and delivered copies of 280G Agreements for certain identified persons by XYPOINT;

     - XYPOINT's officers and directors shall have resigned effective as of the closing of the merger;

     - TCS shall have received executed and delivered copies of the stock restriction agreements from shareholders, option holders and warrant holders representing at least 90% of the fully diluted capital stock of XYPOINT; and

     - XYPOINT shall have terminated its pension plan.

     THE OBLIGATION OF XYPOINT TO COMPLETE THE MERGER. The obligation of XYPOINT to complete the merger is subject to the following conditions:

     - TCS' and Windward's representations and warranties must be true and correct in all material respects as of the date the merger is to be completed as if made at and as of such time, except to the extent TCS' and Windward's representation and warranties address matters only as of a particular date in which case they must be true and correct only as of that date;

     - XYPOINT's shareholders shall have approved by the requisite vote the merger and merger agreement;

     - No court order or other legal restraint or prohibition preventing the consummation of the merger shall be in effect or pending;

     - XYPOINT shall have received an opinion from its tax counsel to the effect that the merger will constitute a reorganization within the meaning of
       Section 368(a) of the Code, and such opinion shall not have been withdrawn;

     - XYPOINT shall have received a legal opinion from legal counsel to TCS;

     - TCS, a shareholder's representative and the escrow agent shall have executed and delivered the escrow agreement; and

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

     - The registration statement of which this proxy statement/prospectus is a part shall have become effective and the TCS Common Stock issuable in the merger shall have been approved for listing on the Nasdaq National Market.

EXTENSION; WAIVER

     At any time prior to the completion of the merger, to the extent legally allowed, any party may:

     - extend the time for the performance of any of the obligations or other acts of the other party required in the merger agreement;

     - waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

     - waive compliance with any of the agreements or conditions for the benefit of such party contained in the merger agreement.

AMENDMENT

     The merger agreement may be amended at any time by execution of an instrument in writing signed on behalf of each of the parties and, in the case of TCS and XYPOINT, approved by their respective boards of directors; provided that an amendment made subsequent to adoption of the merger agreement by the shareholders of XYPOINT shall not alter or change the amount or kind of consideration to be received on conversion of the XYPOINT capital stock or alter or change any of the terms and conditions of the merger agreement if such alteration or change would materially adversely affect the holders of XYPOINT capital stock.

TERMINATION

     The companies may terminate the merger agreement at any time prior to the completion of the merger by mutual consent.

     Either TCS or XYPOINT may terminate the merger agreement at any time prior to the completion of the merger:

     - if the merger has not been completed by March 31, 2001, unless the failure to complete the merger is the result of a breach of the merger agreement by the party seeking to terminate the merger agreement,

     - if any final, nonappealable permanent injunction or other order of a court or other competent authority prevents completion of the merger and the transactions contemplated by the merger agreement, or

     - if the other party's representations or warranties under the merger agreement were untrue when made in any material respect or if the other party materially breaches any obligation under the merger agreement and such breach remains uncured 30 days after receipt of written notice from the other party.

     TCS may terminate the merger agreement, if, immediately prior to the completion of the merger, XYPOINT shareholders who would otherwise receive in excess of 5% of the 4,300,000 shares of TCS Common Stock to be delivered in connection with the merger have demanded appraisal rights (which demands have not been withdrawn).

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                           ESCROW AND INDEMNIFICATION

EXCLUSIVE REMEDY

     If the merger is consummated and notwithstanding any other provision of the merger agreement or the exhibits thereto to the contrary, recovery from the escrow fund shall be the exclusive remedy available to TCS for damages under the merger agreement.

ESCROW FUND

     The escrow fund shall consist of 400,000 shares of TCS Common Stock which would have been otherwise issuable in the merger to the shareholders of XYPOINT. The escrow shares shall be registered in the name of, and, be placed in escrow with First Union National Bank on the closing date, such deposit to constitute an escrow fund to be governed by the terms set forth in the escrow agreement, contemplated in the merger agreement.

SHAREHOLDERS' AGENT

     By approving the merger agreement, XYPOINT shareholders will have consented to the appointment of Joseph Manzinger, an employee of The Hillman Company, XYPOINT's largest shareholder, to act as the shareholders' agent for the XYPOINT shareholders. Mr. Manzinger will represent the interests of XYPOINT shareholders after the merger and will be entitled to assert, prosecute or respond to any claims for indemnification on behalf of all or any XYPOINT shareholders; to authorize delivery of shares from the escrow fund and to take certain other action on behalf of XYPOINT shareholders, all as more fully described in Article IX of the merger agreement. XYPOINT shareholders are encouraged to read Article IX of the merger agreement for a more detailed explanation of the escrow fund and rights with respect thereto.

INDEMNIFICATION

     Subject to certain limitations, the shareholders of XYPOINT will indemnify and hold harmless TCS and its officers, directors, agents and employees, and each person, if any, who controls or may control TCS within the meaning of the Securities Act from and against any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, causes of action, including, without limitation, reasonable legal fees, net of any recoveries by TCS under existing insurance policies or indemnities from third parties resulting from (1) any failure of any of the representations and warranties made by XYPOINT under the merger agreement to be true and accurate at the time which they were made (including, if applicable, as of the closing date) or (2) any breach or default by XYPOINT of any covenant or agreement made by XYPOINT in the merger agreement, the XYPOINT disclosure schedules or any exhibit or schedule to the merger agreement and which is required to be performed by XYPOINT at or prior to the effective time. The escrow fund shall be the sole security for this indemnity obligation, subject to the limitations in the merger agreement.

     Subject to certain limitations, TCS will indemnify and hold harmless XYPOINT shareholders from and against any and all damages resulting from any misrepresentation or breach of or default in connection with any representation, warranty or covenant of TCS in the merger agreement.

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

CERTAIN LIMITATIONS

     - TCS' right to indemnification for damages shall accrue only if the aggregate of all such damages exceeds $150,000 and then only to the extent of any excess damages over such $150,000 amount.

     - No indemnifying party shall be liable for any damages unless a written claim for indemnification is given and received by the first anniversary of the closing date.

                                OTHER AGREEMENTS

VOTING AGREEMENTS

     Certain shareholders of XYPOINT have entered into voting agreements with TCS in connection with the execution of the merger agreement. Under the voting agreements, these shareholders have agreed to vote their shares in XYPOINT, as well as any shares acquired in the future, in favor of the approval of the merger by the adoption and approval of the merger agreement. The vote of these shares by themselves is sufficient to approve the merger agreement and the merger. In addition, the shareholders have agreed not to transfer any shares of XYPOINT capital stock and to execute an irrevocable proxy in favor of TCS upon demand by TCS. The irrevocable proxy would grant TCS the ability to vote the shares of XYPOINT capital stock held by these shareholders for specific purposes, including approval of the merger. The irrevocable proxy would also grant TCS the ability to vote the shares of XYPOINT capital stock of these shareholders against any proposal of a third party to acquire, merge or combine with XYPOINT. The voting agreements terminate upon the earlier occurrence of (1) the effective time of the merger, or (2) the termination of the merger agreement.

     The voting agreements also restrict the transfer of shares of TCS Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares of TCS Common Stock for a period of 240 days following the effective date of the merger except as follows: (1) on or after the 120th day following the effective date of the merger, the shareholder shall be entitled to sell up to one-third (1/3) of the shares of TCS Common Stock acquired by such shareholder in the merger, (2) on or after the 180th day following the effective date of the merger, the Shareholder shall be entitled to sell an additional one-third (1/3) of the shares of TCS Common Stock acquired by such shareholder in the merger, and (3) on or after the 240th day following the effective date of the merger, the shareholder shall be entitled to sell the remaining one-third (1/3) of the shares of TCS Common Stock acquired by such shareholder in the merger, unless TCS amends or waives the restrictive provisions earlier.

STOCK RESTRICTION AGREEMENTS

     Certain other shareholders of XYPOINT, who are not parties to the voting agreements, will be required as a condition to the transaction to enter into stock restriction agreements with TCS in connection with the execution of the merger agreement. The stock restriction agreements restrict the transfer of shares of TCS Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares of TCS Common Stock for a period of 240 days following the effective date of the merger except as follows: (1) on or after the 120th day following the effective date of the merger, the shareholder shall be entitled to sell up to one-third (1/3) of the shares of TCS Common Stock acquired by such shareholder in the merger, (2) on or after the 180th day following the effective date of the merger, the shareholder shall be entitled to sell an additional one-third (1/3) of the shares of TCS Common Stock acquired by such shareholder in the merger, and (3) on or after the 240th day following the effective date of the merger, the shareholder shall be entitled to sell the remaining one-third (1/3) of the shares of TCS Common Stock acquired by such shareholder in the merger, unless TCS amends or waives the restrictive provisions earlier. Additionally, certain XYPOINT directors and officers have agreed not to sell their shares of TCS Common Stock for 180 days, and in some cases 360 days, after the merger. These agreements must be signed by shareholders, option holders and warrant holders representing at least 90% of the fully diluted capital stock of XYPOINT prior to the closing date of the merger.

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

                                  PROPOSAL 2:

                     CONVERSION OF SERIES A PREFERRED STOCK

     Pursuant to Article 2.3(b) of XYPOINT's articles of incorporation, to approve the automatic conversion of the Series A preferred stock into XYPOINT common stock immediately prior to the closing of the merger, the affirmative vote of the holders of shares representing two-thirds of the Series A preferred stock is required. If such vote is obtained, no other action is necessary and all shares of the Series A preferred stock shall be automatically converted to XYPOINT common stock.

     If, however, the automatic conversion of the Series A preferred stock is not approved, under XYPOINT's articles of incorporation, each holder of Series A preferred stock is nevertheless entitled to convert his or her shares. Individual holders of Series A preferred stock may, and should, opt to convert their shares prior to the effective date of the merger in order to maximize the number of shares of TCS Common Stock received by such holders.

     Individual holders of Series A preferred stock may provide notice of their intention to exercise their optional conversion right by voting for automatic conversion of their shares on the proxy card. After the special meeting, and only in the event the automatic conversion is not approved, the individual shareholders who opt to convert will be notified by XYPOINT of the procedure to surrender their duly endorsed certificates.

     Based on the exchange ratios set forth above, XYPOINT management believes that it is in the best interests of the holders of Series A preferred stock to convert their shares into XYPOINT common stock prior to and conditioned upon the closing of the merger. For example, if the automatic conversion is approved, holders of Series A preferred stock which is converted to shares of XYPOINT common stock would receive approximately 0.08955 shares of TCS Common Stock for each share of XYPOINT common stock in the merger. If the automatic conversion is not approved and a Series A preferred stock holder does not otherwise elect convert to his or her shares of Series A preferred stock, the holder would receive approximately 0.05859 shares of TCS Common Stock for each share of Series A preferred stock in the merger.

                                  PROPOSAL 3:

                 CONVERSION OF SERIES X JUNIOR PREFERRED STOCK

     Pursuant to Article 2.3(b) of XYPOINT's articles of incorporation, to approve the automatic conversion of the Series X Junior preferred stock into XYPOINT common stock immediately prior to the closing of the merger, the affirmative vote of the holders of shares representing a majority of the Series X Junior preferred stock is required. If such vote is obtained, no other action is necessary and all shares of the Series X Junior preferred stock shall be automatically converted to XYPOINT common stock.

     If, however, the automatic conversion of the Series X Junior preferred stock is not approved, under XYPOINT's articles of incorporation, each holder of Series X Junior preferred stock is nevertheless entitled to convert his or her shares. Individual holders of Series X Junior preferred stock may, and should, opt to convert their shares prior to the effective date of the merger in order to maximize the number of shares of TCS Common Stock received by such holders.

     Individual holders of Series X Junior preferred stock may provide notice of their intention to exercise their optional conversion right by voting for automatic conversion of their shares on the proxy card. After the special meeting, and only in the event the automatic conversion is not approved, the individual shareholders who opt to convert will be notified by XYPOINT of the procedure to surrender their duly endorsed certificates.

     Based on the exchange ratios set forth above, XYPOINT management believes that it is in the best interests of the holders of Series X Junior preferred stock to convert their shares into XYPOINT common stock prior to and conditioned upon the closing of the merger. For example, if the automatic conversion is approved, holders of Series X Junior preferred stock which is converted to shares in XYPOINT common stock would receive approximately 0.08955 shares of TCS Common Stock in the merger. If the automatic conversion is not approved and a Series X Junior preferred stock holder does not otherwise elect to convert his or her shares of Series X Junior preferred stock, the holder would receive approximately 0.04687 shares of TCS Common Stock for each share of Series X Junior preferred stock in the merger.

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

                                  PROPOSAL 4:

                      APPROVAL OF VESTING OF STOCK OPTIONS

     Under Section 280G of the Code, certain compensatory payments to employees or other individuals who perform services for a corporation and who are officers, highly-compensated individuals or significant shareholders are considered "parachute payments" if such payments are contingent upon a change in control of the corporation and the payments exceed three times the "base amount." The base amount generally means an individual's annualized compensation for the five most recent tax years ending before the change of control or, if an individual has been employed by the employer for less than five years, the period of his actual employment. Payments made under an agreement entered into within one year prior to, or in connection with, a change in control are presumed to be contingent on the change in control. On the other hand, payments are not considered parachute payments if the taxpayer can show by clear and convincing evidence that they constitute reasonable compensation for personal services to be performed after the change in control or that they otherwise are not contingent on the change in control. The value of the accelerated vesting of shares of stock or options to purchase such shares are considered compensatory payments for this purpose.

     Excess parachute payments are not deductible by the corporation, and the recipient must pay a nondeductible excise tax equal to 20% of the excess parachute payment in addition to federal income and other taxes on those payments. An "excess parachute payment" means an amount equal to the excess of any parachute payment over the base amount allocated to such payment. An excess parachute payment is reduced by any portion of the payment that the taxpayer establishes by clear and convincing evidence is reasonable compensation for personal services actually performed before the change in control. These payments are applied first to offset the base amount.

     Under an exemption, if the stock of the corporation making the payments is not publicly-traded and if the compensatory payments have been approved by the shareholders of the corporation, the payments are not considered parachute payments. The approval of the payments must be by a separate vote of the holders of stock possessing more than 75% of the voting power of the corporation's outstanding capital stock immediately before the change in control, after the material terms of the payments have been disclosed to shareholders. For this purpose, stock actually or constructively owned by the intended recipient of the payments is disregarded. Under the rules for determining constructive ownership of stock, stock owned by a partnership is considered owned proportionately by its partners, and stock owned by a corporation is considered proportionately owned by any shareholder owning at least 50% of the corporation's stock. If a shareholder is not an individual and a substantial portion of its assets consists of the stock of the corporation making the parachute payments, the approval by that shareholder must be made by a separate vote of the persons who hold more than 75% of the voting power of the stock or interests in that shareholder. Where a general partner of a limited partnership has the authority to vote on issues involving the management of the partnership's investments, the general partner has authority to vote to approve compensation payments under
Section 280G of the Code.

     The above exemption for shareholder-approved payments requires that the vote by the shareholders be determinative as to whether the intended recipient would be entitled to the payments. Thus, the terms of the agreement under which the payments are made

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

must provide that if the shareholders do not approve the payments, the intended recipient will not be entitled to receive or retain the payments.

VESTING OF STOCK OPTIONS

     XYPOINT has granted the following stock options to its officers which, subject to shareholder approval, will become vested and exercisable upon or in connection with the merger:

OPTION HOLDERS                            OPTIONS
--------------                            -------
Gregg Blodgett  Option granted on May 29, 1998 to purchase 460,000 shares at $0.25 per share, of which 383,333 shares are vested as
                of November 15, 2000;
Reuven Carlyle  Option granted on December 12, 1997 to purchase 50,000 shares at $0.25 per share, of which 45,833 shares are
                vested as of November 15, 2000;
                Option granted on August 25, 1998 to purchase 200,000
                shares at $0.25 per share, of which 183,333 shares are
                vested as of November 15, 2000;
                Option granted on December 31, 1999 to purchase 75,000
                shares at $0.54 per share, of which 18,750 shares are
                vested as of November 15, 2000;
Greg Kleven     Option granted on August 29, 2000 to purchase 200,000
                shares at $0.54 per share, of which 0 shares are vested as of November 15, 2000;
John Clark      Option granted on May 29, 1998 to purchase 200,000 shares
                at $0.25 per share, of which 183,333 shares are vested as
                of November 15, 2000;
                Option granted on May 29, 1998 to purchase 150,000 shares
                at $1.50 per share, of which 137,500 shares are vested as
                of November 15, 2000;
                Option granted on May 29, 1998 to purchase 100,000 shares
                at $2.25 per share, of which 91,666 shares are vested as of
                November 15, 2000;

     The accelerated vesting of the above options are being submitted to the XYPOINT shareholders for approval as required by the merger agreement. Such accelerated vesting will occur only if the 75% shareholders' approval (as described above) of such vesting is obtained.

                        DESCRIPTION OF TCS CAPITAL STOCK

COMMON STOCK

     TCS' authorized capital stock consists of 225,000,000 shares of Class A common stock, par value $.01 per share, and 75,000,000 shares of Class B common stock, par value $.01 per share. As of September 30, 2000, there were 13,600,626 outstanding shares of Class A common stock and 10,787,671 outstanding shares of Class B common stock.

     The holders of the TCS Class A common stock and Class B common stock have substantially similar rights, except that the holders of the Class A common stock are entitled to one vote per share held of record and holders of the Class B common stock are entitled to three votes per share held of record on all matters submitted to a vote of the stockholders. The holders of the Class A common stock and Class B common stock will generally vote as a single class on all matters upon which stockholders have a right to vote, subject to the requirements of applicable laws. Each share of the Class B common stock is convertible at any time, at the option of the holder, into one share of the Class A common stock. Each share of the Class B common stock will convert automatically into one share of the Class A common stock upon transfer, with limited exceptions for transfers to related parties and estate-planning transfers and certain permitted pledges.

     Once converted into shares of the Class A common stock, shares of the Class B common stock will be cancelled and not reissued. Neither the Class A common stock nor the Class B common stock may be subdivided or combined unless the shares of the other class are subdivided or combined in the same proportion.

     Holders of both the Class A common stock and Class B common stock are entitled to receive ratably dividends, if any, as the TCS Board of Directors may declare out of legally available funds, subject to preferences that may be applicable to any then-outstanding preferred stock. TCS may not make any dividend or distribution to any holder of either class of common stock unless simultaneously with such dividend or distribution TCS makes the same dividend or distribution with respect to each outstanding share of the other class of common stock. In the case of a dividend or other distribution payable in shares of a class of common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of the Class A common stock may be distributed with respect to Class A common stock and only shares of the Class B common stock may be distributed with respect to Class B common stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the common stock, is payable in shares of a class of common stock, the number of shares of each class of common stock payable per share of such class of common stock shall be equal in number.

     In the event of a liquidation, dissolution, or winding up of the company, holders of the Class A common stock and holders of the Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after payment of all of the liabilities and the liquidation preferences of any preferred stock then outstanding. Holders of the Class A common stock and holders of the Class B common stock have no preemptive rights, subscription rights or conversion rights, except as described above. There are no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock.

     In the event of a merger or consolidation of TCS with or into another entity (whether or not TCS is the surviving entity), the holders of the Class A common stock shall be

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

entitled to receive the same per-share consideration as the per-share consideration, if any, received by any holder of the Class B common stock in such merger or consolidation.

     The rights, preferences and privileges of holders of the Class A common stock and holders of the Class B common stock are subject to the rights of the holders of shares of any series of preferred stock that TCS may designate and issue in the future. No shares of preferred stock are outstanding.

PREFERRED STOCK

     Pursuant to TCS' amended and restated articles of incorporation, its Board of Directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the relative designations, powers, preferences and privileges of the preferred stock, any or all of which may be greater than the rights of the common stock. TCS' Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control or make removal of TCS' management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the TCS Common Stock and may adversely affect the voting and other rights of the holders of the TCS Common Stock. TCS has no present plans to issue any preferred stock.

SPECIAL MEETINGS

     TCS' amended and restated bylaws provide that special meetings of the stockholders may only be called by a majority of the Board of Directors, the chairperson of the Board, the Chief Executive Officer or holders of a majority of the outstanding voting stock. These provisions may make it more difficult for stockholders to take an action that the Board opposes.

ADVANCE NOTICE PROVISIONS

     TCS' amended and restated bylaws establish an advance written notice procedure for stockholders seeking:

     - to nominate candidates for election as directors at any annual meeting of stockholders; and

     - to bring business before an annual meeting of our stockholders.

     TCS' amended and restated bylaws provide that only persons who are nominated by the Board or by a stockholder who has given timely written notice to the TCS secretary before the meeting to elect directors will be eligible for election as the directors. TCS' amended and restated bylaws also provide that any matter to be presented at any meeting of stockholders must be presented either by the Board or by a stockholder in compliance with the procedures contained in the amended and restated bylaws. A stockholder must give timely written notice to the secretary of its intention to present a matter before an annual meeting of stockholders.

     Under the amended and restated bylaws, to be timely, TCS must receive any stockholder notice between 90 days and 120 days prior to the earliest of (a) the annual meeting; (b) the first anniversary of the mailing date of the notice of the preceding year's annual meeting; or (c) the anniversary of the preceding year's annual meeting. Under the bylaws, a stockholder's notice must also contain the information specified in the bylaws. These provisions may preclude or deter some stockholders from bringing matters before a stockholders' meeting or from making nominations for directors at an annual meeting.

AMENDMENT OF CHARTER AND BYLAW PROVISIONS

     TCS' amended and restated articles of incorporation provide that the Board of Directors may adopt, repeal, alter, amend or rescind any provision of its amended and restated bylaws. TCS' amended and restated bylaws also provide that only the holders of at least 80% of the total number of votes entitled to vote generally in the election of directors may adopt, repeal, alter, amend or rescind bylaw provisions.

     The affirmative vote of holders of at least 80% of the total number of votes entitled to vote generally in the election of directors is also required to amend, modify or repeal the provisions of TCS' amended and restated articles of incorporation relating to:

     - the limitation of liability of TCS' officers and directors;

     - indemnification of officers and directors;

     - the exemption of Maurice B. Tose from the Maryland "business combination" statute;

     - the exemption of Maurice B. Tose from the Maryland "control share acquisition" statute; and

     - the provision requiring the affirmative vote of at least 80% of the total number of voters entitled to vote generally in the election of directors with respect to the foregoing matters.

     In all other cases, the amended and restated articles of incorporation may be amended by the affirmative vote of a majority of the number of votes entitled to vote generally in the election of directors.

ANTI-TAKEOVER PROVISIONS OF MARYLAND GENERAL CORPORATION LAW

     BUSINESS COMBINATIONS. The Maryland General Corporation Law prohibits specified "business combinations" between a Maryland corporation and an "interested stockholder." These business combinations include a merger, consolidation, share exchange, an asset transfer or issuance or reclassification of equity securities. Interested stockholders are either:

     - anyone who beneficially owns 10% or more of the voting power of the corporation's shares; and

     - an affiliate or associate of the corporation who was an interested stockholder or an affiliate or an associate of the interested stockholder at any time within the two-year period prior to the date in question.

     These business combinations are prohibited for five years after the most recent date on which the stockholder became an interested stockholder. Thereafter, any of these

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

business combinations must be recommended by the board of directors of the corporation and approved by the vote of:

     - at least 80% of the votes entitled to be cast by all holders of the corporation's voting shares; and

     - at least 66 2/3% of the votes entitled to be cast by all holders of the corporation's voting shares other than voting shares held by the interested stockholder or an affiliate or associate of the interested stockholder.

     However, these special voting requirements do not apply if the corporation's stockholders receive a minimum price for their shares (as specified in the statute) and the consideration is received in cash or in the same form previously paid by the interested stockholder for its shares.

     This business combination statute does not apply to business combinations that are approved or exempted by the corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. A Maryland corporation may adopt an amendment to its charter electing not to be subject to these special voting requirements. Any amendment would have to be approved by at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. TCS has elected to be generally subject to this statute. However, in the amended and restated articles of incorporation and the amended and restated bylaws, TCS has elected not to have the statute apply to Mr. Tose.

     CONTROL SHARE ACQUISITIONS. The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation's officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

     - 10% or more but less than 33 1/3%;

     - 33 1/3% or more but less than a majority; or

     - a majority of all voting power.

     Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposes to make a "control share acquisition," under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special stockholders' meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to voting rights as of the date of the last control share acquisition or of any stockholders' meeting at which the voting rights of the shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

     The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or bylaws of the corporation. TCS has elected to be generally subject to this statute. However, in its amended and restated articles of incorporation and its amended and restated bylaws, TCS has elected not to have the statute apply to any shares of our common stock owned by Mr. Tose.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     TCS' amended and restated articles of incorporation provide that the directors and officers shall be indemnified by TCS to the fullest extent authorized by Maryland law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of TCS. In addition, the amended and restated articles of incorporation provide that the directors will not be personally liable for monetary damages to TCS for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to TCS or the stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

     In addition, TCS anticipates entering into indemnification agreements with all of the directors and officers indemnifying them to the fullest extent permitted under Maryland law.

     To the extent the provisions of the amended and restated articles of incorporation provide for indemnification of directors for liabilities arising under the Securities Act, those provisions are, in the opinion of the SEC, against public policy as expressed in the Securities Act and are therefore unenforceable.

REGISTRATION RIGHTS OF STOCKHOLDERS

     On December 14, 1999, TCS entered into a Registration Rights Agreement under which certain TCS stockholders holding an aggregate of 3,505,480 shares of the Class A common stock have the right to cause TCS to register the sale of their shares. Pursuant to the agreement, these stockholders have the right, subject to certain restrictions set forth in the agreement and in lock-up agreements that these stockholders have signed relating to TCS' initial public offering, to require that TCS register, at its expense, on no more than two occasions, any or all of their shares of Class A common stock. In addition to these demand registration rights, and subject to certain restrictions set forth in the agreement, these stockholders may require TCS to file an unlimited number of registration statements on Form S-3 under the Securities Act once that form is available for TCS' use, which is generally one year after its initial public offering. In each case, the managing underwriter has the right to limit the number of securities registered in such required registration.

     The agreement also provides that, if at any time TCS proposes to register any of its securities under the Securities Act for sale to the public (other than securities issued in connection with acquisitions), the stockholders who are parties to the agreement will be entitled to notice of the registration and will have the right to include their shares in the registration, provided that the managing underwriter will have the right to limit the number of securities included in the registration. TCS must pay for all expenses in connection with these registrations, other than underwriters' discounts and commissions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the TCS Common Stock is American Stock Transfer & Trust Company.

NATIONAL MARKET LISTING

     Shares of TCS Class A Common Stock are listed on the Nasdaq National Market under the symbol "TSYS."

                      COMPARISON OF THE RIGHTS OF HOLDERS
                 OF TCS COMMON STOCK AND XYPOINT CAPITAL STOCK

     The following is a summary of the material differences between the rights of TCS stockholders and the rights of XYPOINT shareholders. The following does not purport to be a complete description of the differences between the rights of TCS and XYPOINT stockholders. Such differences may be determined in full by reference to the TCS articles of incorporation and bylaws and the XYPOINT articles of incorporation and bylaws.

GENERAL

     TCS is incorporated in Maryland and XYPOINT is incorporated in Washington. Upon consummation of the merger, XYPOINT shareholders, whose rights as shareholders are currently governed by the XYPOINT articles of incorporation and bylaws, will automatically become stockholders of TCS. As stockholders of TCS, their rights will be governed by the TCS articles of incorporation and bylaws.

ANTI-TAKEOVER PROVISIONS

     The TCS articles of incorporation and bylaws contain provisions that may be deemed to have an anti-takeover effect and that may delay, defer or prevent a change in control of TCS or other transaction that a TCS stockholder might consider in its best interest, including a transaction that might result in a premium over the market price for the shares held by TCS stockholders. These provisions are expected to discourage various types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of TCS to negotiate first with the TCS board of directors. TCS' management believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. See "Description of TCS Capital Stock -- Anti-Takeover Provisions of Maryland General Corporation Law."

     Chapter 23B.19 of the WBCA may delay, defer or prevent a change in control of Washington corporations. However, Chapter 23B.19 does not apply to XYPOINT because XYPOINT does not have a class of voting stock registered pursuant to
Section 12 of the Securities Exchange Act of 1934 and has not elected to be subject to Chapter 23B.19 in its articles of incorporation or bylaws.

REMOVAL OF DIRECTORS

     TCS directors may be removed from the TCS board of directors with or without cause by the affirmative vote of the holders of at least a majority of all the votes entitled to be cast generally for the election of the directors. The stockholders shall elect directors to hold office until the next annual meeting, subject to the rights of the holders of any class of stock separately entitled to elect one or more directors, if any.

     XYPOINT directors may be removed from the XYPOINT board of directors with or without cause by the holders of common stock and preferred stock, voting as a single class. However, as provided under the WBCA, any director who shall have been elected by a specified group of shareholders may be removed, either for or without cause, by, and only by, the affirmative vote of the holders of the majority of the shares of such specified group, given at a special meeting of such shareholders or by an action by written consent for that purpose. XYPOINT's articles of incorporation and the voting provisions set forth in XYPOINT's Amended and Restated Registration Rights Agreement dated as of August 18, 2000 provide that one director is elected by holders of Series B preferred stock, one director is elected by holders of Series C preferred stock, one director is elected by holders of Series E preferred stock, three directors are elected by holders of common and preferred stock voting together and one director is appointed by the remaining directors. XYPOINT's articles of incorporation do not provide for cumulative voting, thus a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. A director may be removed by the shareholders only at a special meeting that is called for the purpose of removing the director, and the notice of the meeting must state that the removal vote is the purpose, or one of the purposes, of the meeting.

     In addition, under the WBCA, the superior court of the county where a corporation's principal office is located may remove a director of the corporation from office in a proceeding commenced either by the corporation or by its shareholders holding at least 10% of the outstanding shares of any class if the court finds that the director engaged in fraudulent or dishonest conduct with respect to the corporation, and removal is in the best interest of the corporation. The court that removes a director may bar the director from reelection for a period prescribed by the court.

CLASSIFICATION OF THE BOARD OF DIRECTORS

     Neither company has a classified board of directors. Each board's directors stand for reelection at each company's annual meeting of stockholders.

NOMINATIONS FOR ELECTION OF DIRECTORS AND STOCKHOLDER PROPOSALS

     In order for TCS stockholders to nominate an individual for election for director or to present any proposal at any annual or special meeting of stockholders, the stockholder must provide written notice, delivered or mailed by first class U.S. mail postage prepaid, to the TCS secretary not later than the close of business of the tenth day following the day on which notice of the meeting was mailed to the TCS stockholders. Such notice must contain certain information prescribed by TCS' articles of incorporation.

     XYPOINT's articles of incorporation do not provide for nominations for election of directors. Accordingly, under the WBCA, a special meeting of the shareholders shall be held if the holders of not less than 10% of all the votes entitled to be cast on any issue proposed to be considered at a such special meeting have dated, signed and delivered to the secretary one or more written demands for such meeting, describing the purpose or purposes for which it is to be held. Under the WBCA, the record date for determining the shareholders entitled to demand a special meeting is the date the first shareholder signs the demand. Only business that is described as the purpose(s) of the meeting, may be conducted at a special shareholder's meeting.

AMENDMENTS TO ARTICLES OF INCORPORATION

     TCS' amended and restated articles of incorporation may be amended by the affirmative vote of a majority of the number of votes entitled to vote generally in the election of directors except as follows:

     The affirmative vote of holders of at least 80% of the total number of votes entitled to vote generally in the election of directors is also required to amend, modify or repeal the provisions of TCS' articles of incorporation relating to:

     - the limitation of liability of its officers and directors;

     - indemnification of officers and directors;

     - the exemption of Maurice B. Tose from the Maryland "business combination" statute;

     - the exemption of Maurice B. Tose from the Maryland "control share acquisition" statute; and

     - the provision requiring the affirmative vote of at least 80% of the total number of voters entitled to vote generally in the election of directors with respect to the foregoing matters.

     XYPOINT's articles of incorporation can be amended if the board of directors recommend an amendment to the shareholders and a majority of all the votes entitled to be cast approve the amendment. In addition, some types of amendments to the XYPOINT articles of incorporation, including the creation of a new class of stock senior to the existing classes, require a majority of the Series A, Series B, Series C, Series D and Series E preferred stock, voting together.

     The board of directors of XYPOINT can amend the articles of incorporation without shareholder action:

     - to delete the name and addresses of the initial directors;

     - to delete the name and address of the initial registered agent or registered office, if a statement of change is on file with the Washington Secretary of State;

     - to change the corporate name; and

     - to make any other changes without shareholder action as allowed under Washington State.

AMENDMENTS TO BYLAWS

     In order for the TCS board of directors to amend the TCS bylaws, a majority of the TCS directors must vote to approve the amendment at a meeting held in accordance with the bylaws. TCS stockholders may amend the TCS bylaws if the holders of at least 80% of the total number of votes entitled to vote generally in the election of directors vote to amend the bylaw provisions. The notice of the meeting must include notice of such proposal.

     XYPOINT bylaws may be amended by its board of directors or majority vote of shareholders. XYPOINT shareholders may amend the XYPOINT bylaws at any regular or special meeting of the shareholders if notice of the proposed amendment is contained in the notice of the meeting. In addition, XYPOINT cannot amend the bylaws in a way that would alter the rights of the Series A, B, C, D and E preferred stock without first obtaining the approval of at least a majority of the then outstanding shares of Series A, B, C, D and E preferred stock, voting as a single class.

STOCKHOLDER VOTE BY WRITTEN CONSENT

     Any action required or permitted to be taken at a meeting of TCS stockholders may be taken without a meeting only if unanimous written consent, which sets forth the action, is signed by each stockholder entitled to vote on the matter. If there is a right of TCS stockholder dissent, a written waiver is needed that is signed by each stockholder who is entitled to notice of the meeting but not entitled to vote at it.

     XYPOINT shareholder action may be taken without a meeting if the action is taken by all of the shareholders entitled to vote on the action, or the action is taken by shareholders holding of record, or otherwise entitled to vote, in the aggregate, not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted.

     To the extent that the WBCA requires prior notice of any such action to be given to nonconsenting or nonvoting shareholders, such notice shall be made prior to the date on which the action becomes effective, as required by the WBCA. The form of notice shall be sufficient to apprise the nonconsenting or nonvoting shareholder of the nature of the action to be effected.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following sets forth the unaudited pro forma consolidated balance sheet of TCS as of September 30, 2000, and the unaudited pro forma consolidated statement of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000.

     The following unaudited pro forma consolidated financial information gives effect to TCS' proposed acquisition of XYPOINT as if the transaction had occurred on September 30, 2000 for purposes of the unaudited pro forma balance sheet data, and as of January 1, 1999 for purposes of the unaudited pro forma statements of operations data. The acquisition will be recorded using the purchase method of accounting. The following unaudited pro forma statements are based on the historical statements of TCS and XYPOINT during the periods presented, adjusted to give effect to the proposed acquisition. The total estimated purchase price of the acquisition of XYPOINT has been allocated on a preliminary basis to identifiable assets acquired and liabilities assumed based on management's best estimates of their relative fair values with the excess cost over the net tangible and intangible assets acquired allocated to goodwill. This allocation is subject to change pending a final analysis, including completion of a third-party appraisal, of the total purchase price and the fair value of the assets acquired and liabilities assumed. The impact of these changes could be material.

     The unaudited financial information of TCS and XYPOINT has been prepared in accordance with generally accepted accounting principles applicable to interim financial information and, in the opinion of TCS' and XYPOINT's management, includes all adjustments necessary for a fair presentation of the financial information for such interim periods.

     The accompanying unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements of TCS and XYPOINT and the related notes thereto, included elsewhere in this proxy statement/prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The unaudited pro forma consolidated financial information is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the times indicated, nor is it necessarily indicative of the future financial position and the results of operations of TCS.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                            AS OF SEPTEMBER 30, 2000
                             (AMOUNTS IN THOUSANDS)

                                                    HISTORICAL   HISTORICAL    PRO FORMA     PRO FORMA
                                                       TCS        XYPOINT     ADJUSTMENTS   CONSOLIDATED
                                                    ----------   ----------   -----------   ------------
ASSETS
Current assets:
  Cash and cash equivalents.......................   $67,874      $  7,333     $     --       $ 75,207
  Restricted cash.................................     1,445            --           --          1,445
  Accounts receivable.............................    12,562         1,946           --         14,508
  Unbilled receivables, net.......................     4,230            --           --          4,230
  Deferred income taxes...........................       241            --           --            241
  Other current assets............................     2,150           393           --          2,543
                                                     -------      --------     --------       --------
         Total current assets.....................    88,502         9,672           --         98,174
Property and equipment, net.......................     3,232         3,340           --          6,572
Software development costs, net...................     6,900            --        5,000(A)      11,900
Goodwill..........................................        --            --       43,320(A)      43,320
Other assets......................................       606           225           --            831
                                                     -------      --------     --------       --------
         Total assets.............................   $99,240      $ 13,237     $ 48,320       $160,797
                                                     =======      ========     ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses...........   $ 6,446      $  1,875     $  2,400(B)    $ 10,721
  Accrued payroll and related liabilities.........     2,081           155           --          2,236
  Deferred revenue................................     1,040           485           --          1,525
  Notes payable to related parties................     1,426            --           --          1,426
  Current portion of long-term debt and capital
    lease obligations.............................       922           960           --          1,882
                                                     -------      --------     --------       --------
         Total current liabilities................    11,915         3,475        2,400         17,790
Capital lease obligations, less current portion...     1,257           610           --          1,867
Deferred income taxes.............................       461            --           --            461
Redeemable convertible preferred stock:
Senior convertible preferred stock................        --        36,589      (36,589)(C)         --
Stockholders' equity:
  Convertible preferred stock:
    Senior convertible preferred stock............        --         6,151       (6,151)(C)         --
    Junior convertible preferred stock............        --         1,276       (1,276)(C)         --
  Warrants issued.................................        --         1,692       (1,692)(C)         --
  Common Stock....................................        --           594         (594)(C)
  Class A Common Stock............................       136            --           36(E)         172
  Class B Common Stock............................       108            --           --            108
  Additional paid-in capital......................    93,429            --       65,136(E)     158,565
  Accumulated deficit.............................    (8,066)      (37,150)      27,050(D)     (18,166)
                                                     -------      --------     --------       --------
         Total stockholders' equity...............    85,607       (27,437)      82,509        140,679
                                                     -------      --------     --------       --------
         Total liabilities and stockholders'
           equity.................................   $99,240      $ 13,237     $ 48,320       $160,797
                                                     =======      ========     ========       ========

 See accompanying notes and management's assumptions to pro forma information.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                HISTORICAL   HISTORICAL    PRO FORMA     PRO FORMA
                                                   TCS        XYPOINT     ADJUSTMENTS   CONSOLIDATED
                                                ----------   ----------   -----------   ------------
Revenue:
  Network applications:
     Software licenses........................   $ 3,975      $    --       $    --       $  3,975
     Services.................................     7,345        2,207            --          9,552
                                                 -------      -------       -------       --------
          Network applications................    11,320        2,207            --         13,527
  Communications engineering services.........    34,440           --            --         34,440
                                                 -------      -------       -------       --------
            Total revenue.....................    45,760        2,207            --         47,967
Operating costs and expenses:
  Direct cost of network applications
     services.................................     4,993        4,023            --          9,016
  Direct cost of communications engineering
     services.................................    26,889           --            --         26,889
  Sales and marketing.........................     2,285          639            --          2,924
  Research and development....................     1,098        1,794            --          2,892
  General and administrative..................     5,329        1,970            --          7,299
  Non-cash stock compensation expense.........        --          370            --            370
  Depreciation and amortization of property
     and equipment............................       916        1,710            --          2,626
  Amortization of software development
     costs....................................     1,401           --         1,000(F)       2,401
  Goodwill amortization.......................        --           --         8,664(G)       8,664
  Restructuring charge........................        --          181          (181)(J)         --
                                                 -------      -------       -------       --------
            Total operating costs and
               expenses.......................    42,911       10,687         9,483         63,081
                                                 -------      -------       -------       --------
Loss from operations..........................     2,849       (8,480)       (9,483)       (15,114)
Interest expense..............................    (1,741)         (58)           --         (1,799)
                                                 -------      -------       -------       --------
Income (loss) before income taxes.............     1,108       (8,538)       (9,483)       (16,913)
Income tax expense (benefit)..................     2,408           --        (2,408)(H)         --
                                                 -------      -------       -------       --------
Net loss......................................    (1,300)      (8,538)       (7,075)       (16,913)
Accretion and dividends on Redeemable
  Convertible Preferred Stock.................        --         (431)          431(I)          --
                                                 -------      -------       -------       --------
Loss attributable to common stockholders......   $(1,300)     $(8,969)      $(6,644)      $(16,913)
                                                 =======      =======       =======       ========
Loss per share -- basic and diluted...........   $ (0.12)                                 $  (1.17)
                                                 =======                                  ========
Weighted-average shares outstanding -- basic
  and diluted.................................    10,788                      3,638(E)      14,426
                                                 =======                    =======       ========

 See accompanying notes and management's assumptions to pro forma information.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    HISTORICAL   HISTORICAL    PRO FORMA     PRO FORMA
                                                       TCS        XYPOINT     ADJUSTMENTS   CONSOLIDATED
                                                    ----------   ----------   -----------   ------------
Revenue:
  Network applications:
    Software licenses.............................   $ 6,368      $    --       $    --       $  6,368
    Services......................................     8,376        5,553            --         13,929
                                                     -------      -------       -------       --------
         Network applications.....................    14,744        5,553            --         20,297
  Communications engineering services.............    26,231           --            --         26,231
                                                     -------      -------       -------       --------
         Total revenue............................    40,975        5,553            --         46,528
Operating costs and expenses:
  Direct cost of network applications services....     6,545        3,611            --         10,156
  Direct cost of communications engineering
    services......................................    19,914           --            --         19,914
  Sales and marketing.............................     4,433        1,575            --          6,008
  Research and development........................     2,711        2,912            --          5,623
  General and administrative......................     7,592        1,896            --          9,488
  Non-cash stock compensation expense.............       841        1,153            --          1,994
  Depreciation and amortization of property and
    equipment.....................................     1,762        1,261            --          3,023
  Amortization of software development costs......     2,168           --           750(F)       2,918
  Goodwill amortization...........................        --           --         6,498(G)       6,498
                                                     -------      -------       -------       --------
         Total operating costs and expenses.......    45,966       12,408         7,248         65,622
                                                     -------      -------       -------       --------
Loss from operations..............................    (4,991)      (6,855)       (7,248)       (19,094)
Interest expense..................................      (472)        (124)           --           (596)
                                                     -------      -------       -------       --------
Loss before income taxes and extraordinary item...    (5,463)      (6,979)       (7,248)       (19,690)
Income tax expense (benefit)......................    (2,140)          --         2,140(H)          --
                                                     -------      -------       -------       --------
Loss before extraordinary item....................    (3,323)      (6,979)       (9,388)       (19,690)
Accretion and dividends on Redeemable Convertible
  Preferred Stock.................................      (540)        (329)          329(I)        (540)
                                                     -------      -------       -------       --------
Loss before extraordinary item attributable to
  common stockholders.............................   $(3,863)     $(7,308)      $(9,059)      $(20,230)
                                                     =======      =======       =======       ========
Loss per share -- basic and diluted...............   $ (0.27)                                 $  (1.12)
                                                     =======                                  ========
Weighted-average shares outstanding -- basic and
  diluted.........................................    14,447                      3,638(E)      18,085
                                                     =======                    =======       ========

 See accompanying notes and management's assumptions to pro forma information.

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

DESCRIPTION OF MERGER AND PURCHASE PRICE

     Below is a table of the estimated acquisition consideration, purchase price allocation and annual amortization of the intangible assets and goodwill that will be acquired in TCS' proposed acquisition of XYPOINT.

                                                          AMORTIZATION   ANNUAL AMORTIZATION
                                                              LIFE         OF INTANGIBLES
                                                          ------------   -------------------
Estimated acquisition consideration:
  Value of securities issued:
     Common stock..............................  $57,305
     Stock options and warrants................    7,867
  Acquisition costs............................    2,400
                                                 -------
          Total estimated consideration........  $67,572
                                                 =======
Purchase price allocation:
  Tangible net assets acquired.................   $9,152
  Intangible assets acquired:
     In-process research and development.......   10,100
     Developed technology......................    5,000    5 years             1,000
     Goodwill..................................   43,320    5 years             8,664
                                                 -------
          Total................................  $67,572
                                                 =======

     The allocation of the XYPOINT purchase price among the identifiable tangible and intangible assets and purchased in-process research and development is based primarily on preliminary estimates of the fair market value of those assets. Final determination of the allocation of the purchase price will be based on independent appraisals that TCS expects to have completed in December 2000.

     The useful lives of the various intangible assets identified are based on management's preliminary estimates. Under the caption of developed technology, lives are based on assumptions regarding the time expected for the indicated technology or product to become obsolete, which is driven primarily by planned future development work designed to replace existing technology or product. The useful life assigned to goodwill is based upon its estimated useful life.

     TCS anticipates issuing 3,638,438 shares of Class A Common Stock, valued at $15.75 per share, the average market price per share of TCS' Class A Common Stock in a range of two trading days before and after November 15, 2000, the announcement date of the acquisition. In addition, TCS anticipates issuing an additional 661,562 options and warrants to purchase shares of its Class A Common Stock in exchange for all options and warrants to purchase shares of XYPOINT common stock or convertible preferred stock. The value of the options and warrants to be issued by TCS was determined by estimating their fair value as of November 15, 2000 using the Black-Scholes option pricing model with the following weighted-average assumptions:

     - risk free interest rate of 5.80%;

     - dividend yield of 0%;

     - expected life of 1-2 years for vested options and warrants; and

     - volatility factor for the expected market price of TCS' common stock of 60%.

     Tangible assets of XYPOINT include cash and cash equivalents, accounts receivable, fixed assets and other assets. Liabilities of XYPOINT that will be assumed by TCS primarily consist of accounts payable, accrued liabilities, and capital lease obligations.

     The value allocated to projects identified as in-process research and development of XYPOINT's product suite will be charged to expense by TCS immediately following the completion of the XYPOINT acquisition. The in-process research and development attributable to the purchase of XYPOINT of $10,100 has been included in accumulated deficit in the unaudited pro forma balance sheet, but has been excluded from the unaudited pro forma statement of operations because the charge is non-recurring.

     This write-off will be necessary because the acquired in-process research and development has not yet reached technological feasibility and has no future alternative uses, and the related products under development may not achieve commercial viability. The nature of the efforts required to develop the purchased in-process research and development into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

     The value of developed technology was determined by taking into account risks related to the characteristics and applications of the developed technology, existing and future markets, and assessments of the stage of the developed technology's life cycle. The analysis resulted in a valuation for developed technology that had reached technological feasibility and therefore was capitalizable. The developed technology is being amortized on a straight-line basis over five years.

     Goodwill is determined based on the residual difference between the amount of consideration to be paid and the values assigned to identifiable tangible and intangible assets. The goodwill will be amortized on a straight-line basis over five years.

UNAUDITED PRO FORMA NET LOSS PER SHARE

     Unaudited pro forma and diluted net loss per share are based on the weighted-average number of shares of TCS common stock outstanding during the period and the number of shares of TCS Class A Common Stock to be issued in connection with the XYPOINT acquisition. The following options have not been included in the computation of unaudited pro forma diluted net loss per common share because their effect would be antidilutive.

            POTENTIAL COMMON SECURITIES               DECEMBER 31, 1999   SEPTEMBER 30, 2000
            ---------------------------               -----------------   ------------------
                                                                  (IN THOUSANDS)
TCS options outstanding.............................        5,612               3,342
Options and warrants issued in connection with the
  XYPOINT acquisition...............................          662                 662
                                                            -----               -----
          Total.....................................        6,274               4,004
                                                            =====               =====

PRO FORMA ADJUSTMENTS

     The adjustments to the unaudited pro forma balance sheet as of September 30, 2000 and unaudited pro forma statements of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 are as follows:

     (A) To record goodwill ($43,320) and acquired developed technology
         ($5,000).

     (B) To record the accrual for TCS' estimated direct acquisition costs of $2,400 to be incurred in connection with the acquisition of XYPOINT.

     (C) To eliminate XYPOINT's outstanding senior and junior convertible preferred stock and common equity.

     (D) To eliminate XYPOINT's accumulated deficit and record $10,100 for in-process research and development charges.

     (E) To record the issuance of 3,638,438 shares of Class A Common Stock ($36 par and $57,269 additional paid-in capital).

     (F) To record amortization of $5,000 of developed technology acquired from XYPOINT over its five year estimated life.

     (G) To record amortization of $43,320 of goodwill recorded upon the acquisition of XYPOINT over its five year estimated life.

     (H) To record pro forma income taxes as if (i) TCS had terminated its S Corporation tax status and was subject to federal and state income taxes as of January 1, 1999 and (ii) to record the pro forma effects of the acquisition of XYPOINT. On a pro forma basis, no income tax benefit would be recorded, despite the combined net operating loss. On a consolidated pro forma basis, the deferred tax benefit arising from these loses is offset by a full valuation reserve as it is more likely than not that the benefit will not be realized.

     (I)  To eliminate accretion on XYPOINT's preferred stock.

     (J)  To eliminate a restructuring charge which is a non-recurring charge.

                  BUSINESS OF TELECOMMUNICATION SYSTEMS, INC.

COMPANY OVERVIEW

     TCS provides wireless network application software and services and communications engineering services. TCS was founded in 1987 as a provider of communications engineering services. TCS' communications engineering services include network design, installation and operation, network engineering and analysis, and complex program management. Through its experience, TCS recognized the demand for network application software that provides for the delivery of Internet content, short messages and enhanced data communications services to wireless devices, including phones, two-way pagers and personal digital assistants. As a result, TCS has expanded its business over the past several years to focus on the development of this software.

     As part of its focus on network application software, TCS developed its Wireless Internet Gateway software, which allows wireless carriers and enterprises to provide their customers and employees with real-time, wireless access to Internet content, corporate intranets and e-mail. TCS also developed Short Message Service Center software, which allows wireless device users to send and receive text or data messages. When the Wireless Internet Gateway and Short Message Service Center software are used together, TCS is able to provide additional features such as confirming and prioritizing message delivery, securing messages and data, and tracking the location of wireless devices. TCS can perform these functions because its software was designed to access information stored inside wireless networks, such as device on/off status and billing and transaction records. As of November 30, 2000, TCS' software was installed in 19 U.S. and international wireless carrier networks.

     To simplify the delivery of Internet content over wireless networks, TCS recently published an Application Programming Interface. The Application Programming Interface provides Internet software developers and providers of content, such as news and entertainment, with the ability to write programs that can communicate through TCS' Message Distribution Center with approximately 70 different wireless carriers. In addition, TCS recently introduced several new software applications, including instant messaging and two-way text messaging, which are currently in trial with major wireless carriers. TCS' instant messaging application provides immediate notification to a pre-selected group when a user activates his or her handset. TCS' Mobile Originated Chat application allows two-way group text messaging between the Internet and wireless devices. In addition, TCS designs and develops custom network software for telecommunications and information management.

     In 1996, TCS entered into a development agreement with Lucent Technologies, Inc. under which TCS developed and shares ownership rights in certain network application software, including the Short Message Service Center. TCS shares revenue with Lucent from sales of this software. TCS has received substantially all of its network application software license revenue from sales to wireless carriers by Lucent and will continue to be substantially dependent upon Lucent for future sales of its network application software licenses. TCS is growing its direct sales force and developing additional marketing relationships with communication infrastructure providers in order to expand its sales channels for its network application software products and services.

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THE MARKET OPPORTUNITY

     TCS believes the increasing reliance on mobile communications by individuals and businesses creates significant market demand for software applications that enable data delivery to wireless devices. If this market demand does not materialize, TCS' results of operations may be materially adversely affected. The following trends are driving demand for wireless content and services:

     GROWTH IN WIRELESS COMMUNICATIONS

     The use of wireless communications has increased significantly in recent years driven by expanded wireless network coverage, more affordable wireless communications service plans, and higher quality and less expensive wireless devices. According to International Data Corporation, the number of wireless phone subscribers globally should increase at a compound annual growth rate of 29%, from 303 million at the end of 1998, to 1.08 billion at the end of 2003. Wireless carriers can increase revenue per unit, differentiate their service offerings from competitors, improve customer loyalty and increase minutes of use by offering services that connect wireless users to the Internet and corporate intranets.

     GROWTH IN WIRELESS DEVICE FUNCTIONALITY

     The proliferation of wireless networks and technologies has made it possible for individuals and enterprises to "wireless enable" many services that previously required a wireline connection or that were performed manually. For example, electric utilities are increasingly using wireless technology to read meters, and wireless carriers are recognizing the potential for their networks to enable mobile commerce transactions. In response, wireless device manufacturers continue to increase the functionality of products such as phones, personal digital assistants and two-way pagers. The introduction of higher capacity wireless networks in Europe and the United States over the next several years should further this trend.

     GROWTH OF THE INTERNET AND CORPORATE INTRANETS

     The Internet and internal corporate data networks, or intranets, have emerged as global communications channels that allow users to share information and conduct business transactions electronically. According to International Data Corporation, the number of Web users worldwide is projected to increase from approximately 144 million at the end of 1998 to over 602.4 million by the end of 2003.

     PROLIFERATION OF E-MAIL AND SHORT MESSAGING SERVICES

     E-mail and short messaging services are increasingly important means of communication, with both the number of users and messages per individual projected to increase significantly. In Western Europe, where short messaging services are widely available, International Data Corporation estimates that the number of short messaging services users will increase from 30.2 million at the end of 1999 to 135.8 million at the end of 2004. TCS believes that short messaging services will also be increasingly used by wireless subscribers in the United States.

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     EVOLUTION OF TARGETED ADVERTISING AND CONTENT

     One of the principal drivers of wireless communications growth is the ability to create value through the delivery of timely, highly specialized, interactive and location-specific advertising content. Advertisers, content providers and other businesses benefit from the ability to communicate and transact business in more direct and efficient ways on the Internet. By extending targeted advertising and content via wireless devices, TCS believes that advertisers, content providers and other businesses can expand the market for their products and content.

     GROWTH IN MOBILE PROFESSIONALS

     The workforce is becoming increasingly mobile. Enterprises can enhance the productivity of their mobile employees by allowing wireless access to corporate intranets and local area networks (LANs). International Data Corporation projected that in 1999, 40% of computer users worldwide employed by mid-sized and large enterprises would remotely access corporate LANs. This dramatic growth is expected to create significant demand for wireless network applications.

     INCREASED OUTSOURCING TRENDS

     As information technology systems become more complex, companies are increasingly outsourcing many of their information technology requirements. Wireless carriers and enterprises are choosing to focus on their core businesses and seeking to reduce costs associated with maintaining information technology networks and software applications. Wireless carriers and enterprises with limited data experience frequently outsource the development and integration of wireless data applications and services.

THE TCS SOLUTION

     Wireless carriers and enterprises face many technology challenges in the rapidly evolving wireless data market. These challenges and TCS' related solutions include:

     - INABILITY TO ACCESS INFORMATION STORED INSIDE WIRELESS NETWORKS. There is a significant amount of information stored within wireless networks. Wireless intelligent networks manage mobility features, including call routing, roaming, and short messaging, and collect information such as user location, device on/off status and billing and transaction records. This information is transmitted within wireless networks through complex call control technology, known as Signaling System 7. However, this information is not readily accessible to most software developers.

       TCS has extensive knowledge of the Signaling System 7 technology. TCS uses this knowledge to develop network application software that is able to access the information stored inside wireless networks to provide enhanced data services and features. For example, its products can use device on/off status information and hold messages until a device has been turned on in order to ensure delivery of a message, to deliver only the most recently updated version of repeated messages, such as weather or stock quotes, and to notify members of a chat group of current participant availability.

     - INCOMPATIBLE INDUSTRY STANDARDS. Enterprises seeking to communicate with mobile employees and customers encounter a wide variety of wireless carriers, networks

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       and devices. Enterprises must be able to identify their end users'
       wireless carriers and device types and deliver information through each carrier's specific message delivery system to these devices. Furthermore, wireless carriers use different types of wireless network technology, each of which require different messaging formats.

       TCS' products enable enterprises to deliver information to a wide variety of wireless devices and carrier networks. TCS designs products to be compatible with major types of wireless networks, including Time Division Multiple Access (TDMA), Code Division Multiple Access (CDMA), Global Standard for Mobile Communications (GSM) and Integrated Digital Enhanced Network (iDEN). TCS is a member of the Wireless Application Protocol
       (WAP) Forum, Ltd. and TCS designs products to be compliant with the Wireless Application Protocol Forum's standards.

     - LIMITED NETWORK CAPACITY. Wireless networks are optimized for voice rather than data transmission. As a result, there is limited network capacity available for data delivery. The proliferation of wireless data traffic, including e-mail, news, stock quotes, traffic alerts and other Internet content, can congest wireless networks. As a result, carriers seek technical solutions to manage network capacity.

       TCS' software applications are designed to manage network capacity by prioritizing messages, blocking unwanted messages and recognizing when wireless devices are turned off or are out of range. These applications also delay the distribution of messages until the devices become available. These features improve carrier service quality by reducing the likelihood that unwanted, low priority or undeliverable messages will congest the network.

     - SECURITY AND RELIABILITY. Enterprises are increasingly reliant on wireless devices to communicate with their mobile employees and customers. As a result, wireless carriers seek to provide secure and reliable messaging services.

       TCS applies its communications engineering experience with the U.S. military and uses encryption mechanisms to provide secure messaging services. In addition, its products provide carriers and enterprises with the ability to confirm message delivery and receipt.

     - DEPLOYMENT CHALLENGES FOR NEW SOFTWARE AND SERVICES. Wireless carriers seek to cost-effectively introduce new data and voice services to meet customer demand. Each new software introduction requires compatibility with existing systems and extensive technical training for users, which can delay product launches and increase product costs.

       TCS designs its software to be compatible with carrier network systems and existing software applications. In addition, its software enables carriers to easily accommodate additional capacity requirements. As a result, its software provides for the cost-effective and rapid introduction of new services and the expansion of existing services.

BUSINESS STRATEGY

     TCS plans to continue to focus on developing and selling network application software that provides for the delivery of Internet content, short messages and other

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enhanced data communication services to wireless devices. The key elements of its strategy are to:

     - LEVERAGE ITS EXPERTISE IN ACCESSING INFORMATION STORED INSIDE WIRELESS NETWORKS. TCS will continue to leverage its knowledge of complex call control technology, known as Signaling System 7, to unlock valuable information such as user location, device on/off status and billing and transaction records that resides inside wireless networks and is difficult to retrieve and utilize. Using this information, TCS intends to expand its integrated package of products and services for wireless carriers and enterprises.

     - GROW ITS WIRELESS CARRIER BASE. Nineteen wireless carrier networks in eight countries currently use one or more of its applications. TCS intends to expand its domestic and international carrier base by capitalizing on its relationship with Lucent and by expanding its own sales and marketing initiatives. TCS will continue to develop network application software for wireless carriers that operate on all major types of networks. TCS believes the trend towards globalization of communication standards like the Global Standard for Mobile Communications (GSM) represents a significant opportunity for TCS to increase its wireless carrier base and TCS began installing its software in GSM-based networks in 2000.

     - DEVELOP ITS CORPORATE ENTERPRISE CUSTOMER BASE. TCS plans to develop its enterprise customer base through its direct sales force and by pursuing relationships with wireless carriers, Web development companies and content providers. As part of this strategy, TCS has developed an Application Programming Interface that can be used by Web developers to "wireless-enable" software applications for enterprises. Additionally, TCS believes its knowledge of complex call control technology, or Signaling System 7, and its extensive communications engineering experience with enterprises will help TCS tailor wireless software applications and services for these customers. TCS intends to develop recurring revenue from enterprise customers by offering wireless communication services on a per-user or subscription basis.

     - EXPAND ITS SALES AND MARKETING CAPABILITIES. TCS has historically leveraged its strategic relationship with Lucent to market its network application software products to wireless carriers. TCS is developing relationships with communication infrastructure providers in order to expand its sales channels for its network application software products and services. For example, TCS has recently entered into an agreement with Compaq Computer Corporation that provides for the joint marketing of its network application software products and Compaq's wireless computer hardware and software products. TCS is also growing its direct sales force and increasing its sales and marketing expenditures. Its increased marketing efforts will also include advertising, public relations, speaking engagements and conference sponsorship.

     - DEVELOP AND ENHANCE ITS TECHNOLOGY. TCS will continue to invest in its underlying technology and to capitalize on its communications engineering expertise to meet the growing demand for sophisticated wireless applications. Its product development staff includes 154 engineers who specialize in network application software development and communications engineering. TCS also has

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       research and development relationships with wireless handset manufacturers, wireless carriers, and content and electronic commerce providers.

     - PURSUE SELECT ACQUISITIONS. TCS intends to selectively pursue acquisitions of companies and technologies in order to increase the scale and scope of its operations, market presence, products and services and customer base.

PRODUCT AND SERVICE OFFERINGS

     TCS develops network application software products for wireless carriers and corporate and government enterprises and provides related implementation, operation and maintenance services. TCS also provides communication engineering services, which include the design, development and deployment of complex information processing and communications systems.

     COMMUNICATIONS ENGINEERING SERVICES

     TCS provides communications engineering services including the design and installation of complex information processing and communication systems for corporate and government enterprises. For the year ended December 31, 1999 and the nine months ended September 30, 2000, TCS derived over 60% of its total revenue from providing communications engineering services. TCS uses a cooperative team approach designed to leverage its diverse technical skills in communications engineering, information systems, software engineering and telephony. TCS believes its 12 years of experience successfully providing communications engineering solutions for enterprises differentiates TCS from other providers of wireless network application software. TCS' communications engineering services primarily include the following types of projects:

     - NETWORK DESIGN, INSTALLATION AND OPERATION. TCS designs, installs and operates networks that integrate computing and communications, including systems that provide communications via both satellite and terrestrial links. TCS can provide complete network installation services from cabling infrastructure to complex communications system components. TCS also provides ongoing network operation and management support services.

     - NETWORK ENGINEERING AND ANALYSIS. TCS is also engaged by customers to design systems that meet complex network communications requirements. These systems solutions are often applicable to multiple customers. For example, TCS developed a portable and secure local area network specifically for the U.S. Department of Defense, which TCS later resold to the U.S. Department of State. TCS believes this product also has commercial applications.

     - COMPLEX PROGRAM MANAGEMENT. TCS manages large scale, time sensitive systems engineering projects primarily for government customers. TCS is experienced in scheduling, cost containment and hiring and managing subcontractors.

     Examples of recent communications engineering projects that are representative of the work TCS performs include:

     - AT&T SOLUTIONS. TCS has an agreement with AT&T Solutions Inc., a subsidiary of AT&T Corp., under which TCS provides network engineering services to its clients. AT&T Solutions may order services over an initial five-year term. TCS' engagement has included designing, installing and operating a global satellite communications

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contingency network for a multinational bank. This network includes locations in
Europe, the Middle East, Africa and throughout the Asia Pacific region.

     - SPECIAL OPERATIONS FORCES. TCS created a Command and Control Switching System for the Special Operations Forces of the U.S. Department of Defense that integrates secure and non-secure radio frequency, satellite and wireline networks for data and voice communications. The Command and Control Switching System enables automated support of teleconferencing across dissimilar networks in real time while providing a centralized network operations and management capability for the field commander. TCS has delivered similar systems to other U.S. Department of Defense agencies.

     - QWEST COMMUNICATIONS INTERNATIONAL INC. (FORMERLY U S WEST, INC.). This wireless carrier needed a connection between their existing Octel voicemail systems and the Lucent Advantage system. TCS designed and installed a new connection between these systems. TCS has applied its experience to solve similar problems for AirTouch Communications, Inc., Bell Atlantic Mobile and other wireless carriers.

     - CITY OF BALTIMORE. Since 1998, the City of Baltimore has engaged TCS to provide information systems and network management. This engagement began with third-party software maintenance, network engineering services and helpdesk support for the budget and financial management department and has since expanded to include support of other city departments.

     NETWORK APPLICATIONS

     TCS designs and develops network application software for wireless carriers that provides the delivery of secure and personalized content, services and transactions to various wireless devices. In addition, TCS designs and develops custom network software for a variety of telecommunications and information management systems. TCS' software uses universal industry standards. TCS specifically designs its software for easy implementation, customization and integration with existing networks in order to accommodate future expansion.

     Network application software that TCS currently offers includes Wireless Internet Gateway, Wireless Intelligent Network Suite (WIN Suite(TM)), Message Distribution Center and custom software applications. TCS also provides implementation, operation and maintenance services to support these applications.

     WIRELESS INTERNET GATEWAY

     TCS' Wireless Internet Gateway provides two-way data communication between the Internet and wireless networks. The Wireless Internet Gateway allows end users to customize the services they receive on wireless devices by setting up a user profile through a single Internet-based procedure. Wireless carriers can access these user profiles and usage data to gain a better understanding of customer behavior. The Wireless Internet Gateway allows additional wireless applications to be added as desired.

     TCS has developed the following applications for use with the Wireless Internet Gateway:

     - WEB CALENDAR. The Web Calendar software allows users to schedule events on a personalized Web calendar and to receive notifications via their wireless devices.

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     - CUSTOM USER PAGE.  The Custom User Page software allows users to create personalized Web pages that others can access using the Internet to enter text messages for delivery to the user's wireless device.

     - PERSONALIZED PAGING. The Personalized Paging software enables users to create customized public and private address lists. These preset lists allow users to select the contact name, enter a short text message and select "send" for delivery to the contact's wireless device.

     - INSTANT MESSAGING. The Instant Messaging software provides notification to a pre-selected group when a user activates his or her handset. This enables others to instantly call or send messages to that handset.

     - MOBILE ORIGINATED CHAT. The Mobile Originated Chat (MO Chat(TM)) software enables two-way group text messaging between Internet and wireless device users. Users can participate in a "chat group" or "work group" by sending and receiving text messages to and from the other individuals in the group. MO Chat also contains an instant awareness function that allows a user automatically to join predetermined chat groups and notifies other on-line chat group members when the user activates his or her wireless device.

     - QUERYNET(R). The QueryNet software searches multiple sources on the Internet and intranets that the user selects in advance. QueryNet then formats and sends the search results to user-specified destinations at user-specified times.

     - MOBILE ORIGINATED MENUS. The Mobile Originated Menus (MO Menus(TM)) software allows the rapid creation of customized menus of available services on wireless devices. Using the QueryNet software, MO Menus will allow users to request standard content sources from the Internet on demand. The software does not require a special Internet browser for wireless devices.

     - MOBILE ORIGINATED MAIL. The Mobile Originated Mail (MO Mail(TM)) software provides users with mobile access to their various e-mail accounts and allows them to move easily between multiple accounts, view message headers, retrieve specific messages, delete messages, reply to messages or send new messages from two-way wireless devices.

     WIRELESS INTELLIGENT NETWORK SUITE (WINSUITE(TM))

     TCS has also developed WINSuite, a package of software products that operate on Lucent's intelligent network and that were specifically designed for wireless carriers. Wireless intelligent networks manage mobility features including call routing, roaming and short messaging, and also collect information such as user location, device on/off status, and billing and transaction records. Wireless intelligent networks use complex call control technology known as Signaling System 7. Its in-depth knowledge of Signaling System 7 and its capabilities, together with its extensive experience with Internet programming, provide TCS with a strong foundation upon which TCS builds WINSuite products.

     WINSuite software products currently include the Short Message Service Center and Prepaid Wireless. TCS developed the Short Message Service Center and Prepaid Wireless software pursuant to a development agreement with Lucent. TCS shares ownership rights in the Short Message Service Center and Prepaid Wireless software with Lucent and shares the revenue from their sale. Additionally, TCS recently agreed with Lucent to

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develop an enhanced Over-The-Air software application and TCS will share revenue from the sale of this software once it is developed. TCS also recently agreed to refrain from selling Prepaid Wireless applications to specified Lucent wireless carrier customers through March 31, 2001, in exchange for a share of the revenue from sales of Lucent's new prepaid wireless software application for the next four years. WINSuite software products are described below:

     - SHORT MESSAGE SERVICE CENTER. The Short Message Service Center software enables users to send and receive text or data messages to and from wireless devices. The Short Message Service Center provides wireless carriers efficient two-way data delivery and supports major industry standards for wireless communications. The Short Message Service Center also allows the handset to function as a pager and provides single touch callback capabilities. The Short Message Service Center can be combined with other software in the WINSuite package, reducing integration costs for wireless carriers. Additionally, the Short Message Service Center can be combined with TCS' Wireless Internet Gateway software to enable transmission of short messages between the Internet and wireless devices.

     - PREPAID WIRELESS. The Prepaid Wireless software enables wireless carrier subscribers to pre-pay for wireless phone service. This software contributes to a lower per-subscriber cost for wireless carriers by eliminating the credit and billing process, reducing fraud and allowing wireless carriers to reduce hardware. Additional features of the Prepaid Wireless software include the ability to offer customers flexible rate plans, roaming support, direct dial connection, zero balance disconnect and various options for prepaid account replenishment. The Prepaid Wireless software currently operates on Lucent's wireless intelligent network and supports all major analog and digital wireless networks. TCS intends to develop prepaid wireless software applications to operate on additional wireless intelligent networks.

     - OVER-THE-AIR. The Over-The-Air software provides two distinct capabilities that together allow wireless carriers to reduce costs:
       Over-The-Air Activation and Over-The-Air Provisioning. Over-The-Air Activation allows wireless carriers to sell wireless handsets through unaffiliated retail stores by enabling remote handset activation. Over-The-Air Provisioning allows wireless carriers to expand their roaming coverage by remotely reprogramming existing handsets to recognize new roaming partners. TCS is developing enhanced features for these Over-The-Air applications.

     - MOBILE LOCATION REGISTER. The Mobile Location Register software tracks the location of active wireless devices. When the Mobile Location Register determines a wireless device's location, a wireless carrier or enterprise can deliver location-specific advertising and content to the device using the Short Message Service Center and Wireless Internet Gateway software.

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     INTEGRATED PRODUCT CAPABILITIES

     One of TCS' competitive advantages is that the products described above provide additional functionality when used together. The following are examples of enhanced functionality achievable by combining two or more of these products:

                                                             INTEGRATED PRODUCTS
                                               -----------------------------------------------
                                                   WIRELESS INTERNET      WIRELESS INTELLIGENT
           ENHANCED FUNCTIONALITY                       GATEWAY              NETWORK SUITE
           ----------------------              -------------------------  --------------------

CURRENT

PERSONALIZATION.  Users can customize their    Wireless Internet Gateway     Short Message
services through a single Internet-based           Custom User Page          Service Center
procedure. The resulting profile is stored on
wireless carrier or enterprise networks and
can be accessed from multiple wireless
devices.

NOTIFICATIONS AND ALERTS.  Users can be        Wireless Internet Gateway     Short Message
notified immediately of specific events such         Web Calendar            Service Center
as stock price movements.                              QueryNet

INTERACTIVE SERVICES.  Users can access        Wireless Internet Gateway     Short Message
Internet content and communicate by two-way       Personalized Paging        Service Center
short messaging and menu-driven browsing.       Mobile Originated Menus

TARGETED MARKETING.  Wireless carriers can     Wireless Internet Gateway     Short Message
better understand their customers' interests                                 Service Center
using data generated from personalized
customer profiles.

ADVANCED DISTRIBUTION CHANNELS.  Wireless                                    Short Message
carriers can distribute wireless handsets on                                 Service Center
a secure basis via retail stores instead of                                 Prepaid Wireless
carrier-owned stores and can activate the                                     Over-The-Air
handset over the air.

MOBILE ELECTRONIC COMMERCE.  Users can         Wireless Internet Gateway     Short Message
conduct mobile electronic commerce. For              Web Calendar            Service Center
example, the user could be alerted of an
upcoming birthday followed by an
advertisement to buy flowers.

UNDER DEVELOPMENT

LOCATION-BASED SERVICES.  Allows wireless      Wireless Internet Gateway     Short Message
carriers and enterprises to identify the               QueryNet              Service Center
location of wireless devices, allowing them                                 Mobile Location
to deliver personalized content, advertising                                    Registry
or mobile commerce.

E-MAIL AND PERSONAL INFORMATION.  Users can    Wireless Internet Gateway     Short Message
access multiple e-mail accounts through a       Mobile Originated Mail       Service Center
wireless device.

     MESSAGE DISTRIBUTION CENTER

     TCS' Message Distribution Center acts as a clearinghouse that formats and delivers messages to approximately 70 different carrier networks and multiple device types. Its recently published Application Programming Interface provides Internet software developers and providers of content, such as news and entertainment, with a simple command set

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to "wireless enable" their software applications. Once integrated into existing software applications, the Application Programming Interface delivers message traffic to TCS' Message Distribution Center.

     The Message Distribution Center offers important advantages for enterprises and wireless carriers. The Message Distribution Center includes support for all of the features and services available on TCS' Wireless Internet Gateway product and the software programs that can be run on it. The Message Distribution Center allows enterprises to deliver information to a wide variety of wireless devices and carrier networks being used by their employees and customers. Further, the Message Distribution Center's "store and forward" capability allows wireless carriers to prioritize message delivery and optimize the capacity available on their networks.

                              [Flow Chart Graphic]
DESCRIPTION OF GRAPHIC:

  The graphic is divided into three vertical sections, which will be referred to as the left, middle, and right sections. Each section has a title that is placed in large bold print towards the top of the section. The left section is titled "Content Sources." The middle section is titled "Wireless Carrier Networks." The right section is titled "Wireless Devices."

  In the middle of the graphic there is a cloud-like structure used to represent a network. The title of this structure, "Wireless Carrier Networks," appears above the cloud in large bold print. Within the cloud there are two boxes, the left box and the right box, which are centered within the cloud and placed next to each other on approximately the same horizontal axis. The left box is labeled, "TCS Wireless Internet Gateway" in large bold centered text placed towards the top of the box. Under that text in the same box, is a left-justified bulleted list which contains the following elements in a plain font: "Chat and e-mail," "Instant messaging," "Event alerts," "Group messaging," "Internet query," and "Custom menus." The right box is labeled "TCS Short Message Service Center" using large bold text placed towards the top of the box. Under that text in the same box, is a left-justified bulleted list which contains the following elements in a plain font: "Device location," "Device availability," "Text messages," "Reliable delivery," and "Encryption."

  In between the middle and the left sections of the graphic, below the cloud is a box captioned the "TCS Message Distribution Center." At the top of this box is the following text formatted in a large bold font: "TCS Message Distribution Center." Below that text in the same box is a left-justified bulleted list that contains the following elements in a plain font: "Clearinghouse for controlled messaging via multiple wireless carriers," and "Application interface for Internet content and corporate data." The "TCS Message Distribution Center" box is connected to the "Wireless Carrier Networks" cloud by a straight line. This box is also connected to certain elements that appear on the left side of the graphic. These connections will be described below as the elements are introduced.

  On the right side of the graphic there are four pictorial depictions of wireless devices that are arranged vertically. Each wireless device graphic is connected to the "Wireless Carrier Networks" cloud by a straight line. Just below the large bold "Wireless Devices" text described above is the first wireless device graphic, which is a picture of a cellular phone. Almost directly below this is a second wireless device graphic, which is a picture of a wireless personal digital assistant. Directly below this is the third wireless device graphic, which is a picture of another cellular phone. Below the third wireless device graphic is the fourth wireless device graphic which is a picture of a pager.

  On the left side of the graphic there are three boxes of approximately the same size arranged in a vertical line. The top box contains the words "Wireless Devices" in a large bold centered font. Below this text, but in the same box, is the following text drawn in a large plain font: "Text messages," and "Information requests and responses." Each of these text items appears on a different line within the same box. The top box is connected to the "Wireless Carrier Networks" cloud by a straight line. Below the top box, is the second box that contains the words "Internet" in a large bold centered font. Below this text, but in the same box, is the following text drawn in a large plain font:
"News," "Stocks," "Games," and "Weather." Each of these text items appears on a different line within the same box. The "Internet" box is connected to the "Wireless Carrier Networks" cloud by a straight line. This box is also connected to the box labeled "TCS Message Distribution Center" by a straight line. Below this box is a third box, which contains the word "Corporate" in a large bold centered font. Below this text, but in the same box, is the following text drawn in a large plain font: "Databases," "E-mail," "User directory," and "Vertical markets." Each of these text items appears on a separate line. The "Corporate" box is connected to the "TCS Message Distribution Center" box by a straight line.

     CUSTOM SOFTWARE APPLICATIONS

     TCS also develops custom software applications to support specific customer requirements. Many of these applications combine large, distributed billing data centers that support audit and reconciliation tasks. For example, TCS currently maintains and continues to modify telecommunication billing software used by the U.S. Defense Telecommunications Service. TCS has historically developed custom applications primarily for government agencies. TCS intends to develop additional custom software applications for enterprises.

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     IMPLEMENTATION, OPERATION AND MAINTENANCE SERVICES

     TCS provides implementation, operation and maintenance services in support of its network application software. TCS' engineers install software packages into existing networks. This typically involves the staging of equipment, redesign of network connections, modification of software code and on-site installation and testing support. TCS also provides ongoing operational support, including administration of system components, system optimization and configuration management. Maintenance services include tracking customer support issues, trouble shooting and developing and installing maintenance releases. TCS typically provides maintenance services for an annual fee paid in advance.

     THE LUCENT TECHNOLOGIES RELATIONSHIP

     In April 1996, TCS entered into a non-exclusive development agreement with Lucent Technologies, Inc. under which TCS develops network application software that Lucent sells to its wireless carrier customers. Under the agreement, TCS developed the Short Message Service Center, a software application which allows wireless device users to send and receive text or data messages, in late 1996, the Prepaid Wireless application, a software application that allows wireless subscribers to pre-pay for wireless phone services, in mid-1998, and agreed in April 2000 to develop an enhanced Over-the-Air software application to enable the activation of wireless devices from remote locations. TCS shares ownership rights in these applications with Lucent, subject to each party's prior underlying ownership rights in intellectual property and confidential information contributed to the applications. TCS has the right to receive revenue from Lucent's sales of such software applications to its wireless carrier customers. The agreement may be terminated by mutual consent, or by either party if the other party commits any material breach of its obligations and fails to cure within 30 days' written notice of such breach.

     TCS' Lucent relationship provides TCS with several competitive advantages, including access to Lucent's sales and marketing resources, lab facilities and proprietary hardware and software. TCS has extensive direct contact with prospective customers during the sales process, as well as during installation and maintenance. TCS is also able to test new products and features Lucent develops for compatibility with its software applications before those new products and features become publicly available. Lucent's practice has been to utilize its software to establish interoperability while developing and testing new wireless devices. This practice increases the likelihood that its products will be compatible with new wireless devices coming to market.

     Under the original development agreement, TCS agreed to share revenue equally with Lucent from the sale of the Short Message Service Center and Prepaid Wireless software applications. The development agreement provides that, by mutual agreement, Lucent may buy out TCS' right to receive future revenue from the sale of these software applications in exchange for a negotiated lump-sum payment from Lucent to TCS. TCS' revenue from the sale of the Short Message Service Center software application may decline considerably if TCS agrees to sell its rights in the Short Message Service Center to Lucent. See "Risk Factors -- Because Lucent can buy out its right to receive revenue from certain network application software products for a negotiated lump-sum payment, TCS' ability to derive revenue from those products in the future is uncertain."

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     On April 21, 2000, TCS signed an amendment to the development agreement pursuant to which Lucent will cease to market the Prepaid Wireless software application that TCS developed under the development agreement and instead will begin to market and sell a new prepaid wireless application that it is separately developing. Under this amendment, TCS has granted Lucent the right to incorporate software and other intellectual property developed by TCS into Lucent's new prepaid wireless software application. Sales of the Prepaid Wireless software application accounted for approximately 5% of its network applications revenue for the year ended December 31, 1999 and approximately 2% of its network applications revenue for the nine months ended September 30, 2000. Lucent has agreed to share revenue with TCS from the sale of its new Converged Prepaid Wireless software application for the next four years. TCS will receive 50% of the revenue from Lucent's sales of this application for the twelve months ended March 31, 2001; 25% of such revenue for the twelve months ended March 31, 2002; and 20% of such revenue for the 24 months ended March 31, 2004. TCS cannot predict the amount of revenue TCS will ultimately receive from the sale of this new prepaid wireless software application. If TCS sells the Prepaid Wireless software application developed under the development agreement or any work primarily based upon it, TCS will split all revenue from such sales with Lucent. Additionally, TCS has agreed to refrain from marketing prepaid wireless software to specified Lucent wireless carrier customers through March 31, 2001.

     On April 11, 2000, pursuant to the terms of the development agreement, TCS agreed to an Application Development Plan with Lucent to develop an enhanced Over-The-Air software application. TCS will share ownership rights in the enhanced Over-The-Air software application as described above. Lucent will pay TCS 40% of revenue generated from sales of the Over-The-Air software application to wireless carriers through the first year after development is complete and 50% of such revenue thereafter. Upon mutual agreement, Lucent may buy out its rights to receive future revenue from the sale of this software application in exchange for a lump-sum payment from Lucent to TCS. Its revenue from the sale of this software application would decline considerably if TCS agrees to sell its rights in the Over-The-Air application to Lucent.

     TCS performs maintenance for its network application software sold by Lucent and also provides a limited 90-day warranty on those applications. Maintenance revenue for these software applications is generally equal to 15% of the original sale amount. In April, 2000, TCS modified the maintenance provision of the development agreement. In exchange for providing additional maintenance and training support, including a toll free support line, a toll free facsimile line, an Internet address and training for Lucent employees on software developed under the agreement, TCS will receive fees based on a percentage of total sales or the collected maintenance fees. TCS will receive approximately 83% of the total maintenance fees collected.

     In November 1998, in connection with the introduction of its Wireless Internet Gateway software, TCS entered into a second agreement with Lucent under which TCS pays Lucent up to a 25% fee for each sale of its products and services to a customer Lucent refers to TCS. The agreement is effective until April 5, 2002 unless the parties mutually agree to extend the term or to terminate the agreement pursuant to its terms and conditions. Lucent has historically sold TCS' Wireless Internet Gateway software in conjunction with the Short Message Service Center software. TCS negotiates the initial license fees paid to TCS by Lucent for Wireless Internet Gateway sales on a case by case basis. Generally, Lucent has paid TCS fees ranging between 75% and 90% of the sale value.

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     In March 1998, Lucent paid TCS approximately $800,000 to accelerate research and development efforts and to provide additional technical sales support. The research and development efforts involved modification of the Short Message Service Center software to support a broader set of Lucent's network systems.

CUSTOMERS

     NETWORK APPLICATIONS. TCS has historically provided the Short Message Service Center, Wireless Internet Gateway and Prepaid Wireless software products to Lucent's wireless carrier customers through a revenue sharing agreement with Lucent. Lucent markets and sells these software products to its wireless carrier customers as part of its own product and service offerings. As of November 30, 2000, one or more of these software products had been installed by 19 wireless carrier networks, including Verizon Wireless, Telefonica International and Qwest Communications International Inc. For the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998, TCS received substantially all of its network applications software license revenue from Lucent under the development agreement. Lucent accounted for approximately 60% of its network applications revenue and approximately 22% of its total revenue for the nine months ended September 30, 2000, approximately 45% of its network applications revenue and approximately 11% of its total revenue for the year ended December 31, 1999 and approximately 47% of its network applications revenue and approximately 15% of its total revenue for the year ended December 31, 1998. TCS' revenue from Lucent was derived from sales to its wireless carrier customers, including Verizon Wireless, which accounted for approximately 35% of its network applications revenue and 13% of its total revenue for the nine months ended September 30, 2000, approximately 11% of its network applications revenue and less than 5% of its total revenue for the year ended December 31, 1999, and approximately 13% of its network applications revenue and less than 5% of its total revenue for the year ended December 31, 1998. In addition, sales through Lucent to each of Telefonica International and Qwest accounted for less than 10% of its network applications revenue and less than 3% of its total revenue for the nine months ended September 30, 2000. Sales through Lucent to Telefonica International and Qwest accounted for over 10% of its network applications revenue for the year ended December 31, 1999 and 1998, respectively, and each accounted for less than 5% of its total revenue for the same periods.

     TCS also has two agreements with the General Services Administration pursuant to which TCS provides network applications and communications engineering services to various federal government agencies. For the nine months ended September 30, 2000, network applications revenue paid under the General Services Administration agreements by the U.S. Defense Department Telecommunications Service accounted for approximately 19% of its network applications revenue and less than 8% of its total revenue. Network applications revenue paid by other federal government agencies accounted for approximately 14% of its network applications revenue and less than 5% of its total revenue during this period. For the year ended December 31, 1999, network applications revenue paid under the General Services Administration agreements by the U.S. Defense Department Telecommunications Service accounted for approximately 27% of its network applications revenue and less than 10% of its total revenue. Network applications revenue paid by other federal government agencies accounted for approximately 19% of its network applications revenue and less than 10% of its total revenue during this period. For

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the year ended December 31, 1998, network applications revenue paid under the
General Services Administration agreements by the U.S. Defense Department Telecommunications Service accounted for approximately 26% of its network applications revenue and less than 10% of its total revenue. Network applications revenue paid by other federal government agencies accounted for approximately 21% of its network applications revenue and less than 10% of its total revenue during this period. The loss of any of these customers could have a material adverse effect on its business.

     TCS also develops custom network application software products and provides related ongoing operational support and maintenance. TCS has historically provided government agencies including the City of Baltimore, U.S. Defense Telecommunications Service and General Services Administration with these products and services.

     COMMUNICATIONS ENGINEERING SERVICES. TCS' major communications engineering customers include the U.S. Department of Defense, the General Services Administration, the State of Maryland, the City of Baltimore, AT&T Solutions, Inc., Computer Sciences Corporation, and Litton-PRC. TCS' communications engineering projects typically run from one to twelve months and involve three to ten personnel.

     For the nine months ended September 30, 2000, communications engineering services revenue paid under the General Services Administration agreements by the Naval Surface Warfare Center accounted for approximately 16% of its communications engineering services revenue and approximately 10% of its total revenue. Communications engineering services revenue paid by other federal government agencies accounted for approximately 30% of its communications engineering services revenue and approximately 19% of its total revenue during this period. For the year ended December 31, 1999, communications engineering services revenue paid under the General Services Administration agreements by the U.S. Special Operations Command, the Space and Naval Warfare Center and the Naval Surface Warfare Center accounted for approximately 11%, 11% and 23%, respectively, of its communications engineering services revenue and less than 10%, less than 10% and approximately 17%, respectively, of its total revenue. Communications engineering services revenue paid by other federal government agencies accounted for approximately 25% of its communications engineering services revenue and approximately 19% of its total revenue during this period. For the year ended December 31, 1998, communications engineering services revenue paid under the General Services Administration agreements by the Joint Communication Services Command accounted for approximately 17% of its communications engineering services revenue and approximately 12% of its total revenue. Communications engineering services revenue paid by other federal government agencies accounted for approximately 59% of its communications engineering services revenue and approximately 40% of its total revenue during this period. The loss of any of these customers could have a material adverse effect on TCS' business.

     BACKLOG. As of September 30, 2000, TCS had unfilled orders, or backlog, of approximately $28.3 million. TCS expects to fill substantially all of these orders during the course of 2000 and 2001. The backlog at any given time may be affected by a number of factors, including contracts being renewed or new contracts being signed before existing contracts are completed. Some of its backlog is also subject to cancellation for causes such as late delivery, poor performance and other factors. Accordingly, a comparison of backlogs from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments or future revenue.

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     As a result of the consummation of its initial public offering, contracts awarded to TCS as a minority-owned business enterprise under Section 8(a) of the U.S. Small Business Act could have terminated under the U.S. Small Business Act. However, TCS filed and was granted a waiver of the termination of the Section 8(a) contracts with the Small Business Administration, which has allowed TCS to continue to perform those contracts since its initial public offering. TCS had $0.8 million of backlog under such contracts in its network applications business and $8.1 million of backlog in its communications engineering services business as of September 30, 2000.

SALES AND MARKETING

     SALES OF NETWORK APPLICATIONS. TCS sells its network applications products and services through both direct and indirect channels. Its direct sales force consists of 15 professionals. TCS intends to grow this number significantly over the next 12 months. In addition, its senior executives, including its chief executive officer and its chief technology officer, are involved in closing sales. TCS has historically leveraged its strategic relationship with Lucent to market its network application software products to its wireless carrier customers. To date, all of the wireless carriers who have installed these products were obtained through this relationship. TCS has extensive direct contact with prospective carrier customers during the sales process, as well as during installation and maintenance.

     TCS will continue to leverage its relationships with industry leaders and to expand and diversify its own sales and marketing initiatives to increase its sales to wireless carriers. TCS also intends to develop its corporate enterprise customer base through relationships with Web development companies that corporate enterprises retain as consultants. TCS will actively seek corporate enterprise customers through both direct and cooperative marketing efforts. Increasingly, its marketing efforts will also include advertising, public relations, speaking engagements and attending and sponsoring industry conferences.

     SALES OF COMMUNICATIONS ENGINEERING SERVICES. TCS sells its communications engineering services primarily through its internal sales professionals. As of September 30, 2000, TCS had ten sales and marketing professionals devoted to sales of communications engineering services. TCS is pre-qualified as an approved vendor for federal, state and local government contracts.

COMPETITION

     The market for its products and services is becoming increasingly competitive. The adoption of industry standards may make it easier for new market entrants to compete with TCS. TCS expects that it will compete primarily on the basis of the functionality, price, breadth, time to market, ease of integration and quality of its products and services. Its market and its competitive conditions are relatively new and continually developing. Its network application products compete with many similar products provided by other companies. TCS is not aware of competitors who offer the same range of products and services as TCS does. It is difficult to present a meaningful comparison between TCS and its competitors because there is a large variation in revenue generated by different customers, different products and services, as well as the different combinations of products and services offered by its competitors. TCS cannot, therefore, quantify its

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

relative competitive position. With time and capital, it would be possible for its competitors to replicate its products and services.

     TCS' current and potential competitors include companies such as:

     - SOFTWARE DEVELOPERS. Aether Systems Incorporated; Boston Communications Group, Inc.; Centigram Communications Corporation; Corsair
       Communications, Inc.; Glenayre Technologies, Inc.; InterVoice-Brite, Inc.; Logica-Aldiscon; Openwave Systems, Inc.; RTS Wireless, Inc.; Sema Group; and Tech Now, Inc.

     - TELECOMMUNICATIONS EQUIPMENT VENDORS. ADC Telecommunications, Inc.; CMG plc; Comverse Network Systems; Ericsson, Inc.; Lucent Technologies, Inc.; Motorola, Inc.; and Nortel Networks Corporation.

     - INFORMATION TECHNOLOGY CONSULTANTS. American Management Systems, Incorporated; Andersen Consulting; BTG, Inc.; Computer Sciences Corporation; Electronic Data Systems Corporation; Keane, Inc.; and Litton PRC.

     Many of its existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than TCS does. Additionally, many of these companies have greater name recognition and more established relationships with their target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than TCS can.

RESEARCH AND DEVELOPMENT

     TCS' success depends on a number of factors, which include its ability to identify and respond to emerging technological trends in its target markets, to develop and maintain competitive products, to enhance its existing products by adding features and functionality that differentiate the products from those of its competitors and to bring products to market on a timely basis and at competitive prices. Its staff includes 154 engineers who specialize in network application development and communications engineering. Since 1996, TCS has made substantial investments in research and development, substantially all of which has been devoted to the development of network application software products. TCS' research and development expenditures, including capitalized software development costs, for the years ended December 31, 1997, 1998, and 1999 were approximately $1.8 million, $3.0 million and $5.8 million, respectively. For the nine months ended September 30, 2000, research and development expenditures, including capitalized software costs were $4.4 million. TCS expects to significantly increase research and development expenditures in the future, as it is a key component of its strategy.

     TCS has established a research relationship with Lucent Technologies, Inc. Through this relationship, Lucent provides TCS with access to its laboratories where TCS jointly tests its products and identifies product and service enhancements. TCS' relationship with Lucent also allows TCS to test new Lucent products and features for compatibility with its software applications before these new products and features become publicly available. Additionally, Lucent utilizes its software products to develop and test new wireless devices for interoperability. This increases the likelihood that its products will be compatible with new wireless devices coming to market. TCS also has research and development relationships with wireless handset manufacturers, wireless carriers and content and electronic commerce providers.

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     TCS actively supports existing telecommunications standards and promotes new telecommunications standards in order to expand the market for wireless data. In 1996, TCS co-founded the Intelligent Network Forum, an organization dedicated to expanding the role of intelligent networks in telecommunications. As part of its strategy to expand the role of short messaging, TCS co-founded the Short Message Peer-to-Peer Forum in 1999. Through this organization, TCS is establishing a de-facto standard for interfaces into short messaging service centers from the Internet, wireless gateways and Wireless Application Protocol servers. TCS joined the Wireless Application Protocol Forum, Ltd. in 2000 to further define and support the interfaces between Wireless Application Protocol servers and short message service centers and to provide a liaison between the Short Message Peer-to-Peer Forum and the Wireless Application Protocol Forum.

GOVERNMENT REGULATION

     TCS is not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. The wireless carriers that utilize its products and services are subject to regulation by the FCC and, to a lesser extent, by state and local governmental agencies. Therefore, changes in FCC regulations, policies or interpretations, or broad-based state or local actions, could indirectly affect the availability of wireless services these carriers provide, thereby affecting the products and services they buy from TCS. TCS could, for example, be adversely affected by developments in regulations that govern or may in the future govern the Internet, the allocation of radio frequencies or the placement of wireless towers.

     While TCS is not subject to the Telecommunications Act of 1996, many wireless carriers that use its products are subject to this act. The act provided for significant deregulation of the U.S. telecommunications industry and such legislation remains subject to judicial review and additional FCC rulemaking. As a result of the act, as well as various initiatives of the FCC to implement its provisions, TCS cannot predict the effect that legislation or any state or federal rulemaking or other action may have on its future operations. Due to the increasing popularity and use of the Internet, there are an increasing number of laws and regulations being enacted and proposed pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by various agencies and commissions in the United States and elsewhere. Laws or regulations may be adopted, and in some countries have already been adopted, with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Uncertainty and new regulations could create turmoil in the marketplace that could reduce demand for its products and services or increase the cost of doing business and have a material adverse effect on its business, financial condition or results of operations.

     Legislative proposals have been made in the United States that may provide broader protection to owners of databases of information such as stock quotes and sports scores. Such legislation, if enacted, could result in an increase in the price of services that provide data to wireless communications devices and could create potential liability for unauthorized use of this data. The Advisory Commission on Electronic Commerce, which was created by the 1998 Internet Tax Freedom Act, issued a report to Congress on

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Internet taxation. Congress currently is considering various aspects of the report. Congressional action in response to the Commission's report may influence the direction of Internet taxes and could have a materially adverse impact on its business. Additionally, the Organization for Economic Co-operation and Development's Technical Advisory Group on Treaty Characterization of E-Commerce Payments has recently issued a draft report on the characterization of various typical e-commerce transactions with respect to international tax treaties. U.S. treaties are often interpreted using the Organization for Economic Co-operation and Development's Commentaries. A major issue in the report is the characterization of e-commerce transactions concerns whether income derived from such transactions is classified as "business profits" or "royalties." Any new legislation or regulations, or the application of laws or regulations from jurisdictions whose laws do not currently apply to its business, could have a material adverse effect on its business.

INTELLECTUAL PROPERTY RIGHTS

     TCS relies on a combination of patent, copyright, trademark, service mark, trade secret laws and restrictions to establish and protect certain proprietary rights in its products and services.

     TCS has filed eleven U.S. patent applications and one international patent application for certain apparatus and processes TCS believes it has invented to enable key features of the Short Message Service Center, Prepaid Wireless and Mobile Originated Chat network application software. TCS currently holds no issued patents. TCS has received a notice of allowance from the U.S. Patent and Trademark Office on one of the patent applications relating to certain Short Message Service Center apparatus and processes. There is no assurance that this patent application or any other patent application will result in a patent being issued by the U.S. Patent and Trademark Office or other patent offices, nor is there any guarantee that any issued patent will be valid and enforceable. TCS has agreed with Lucent that TCS and Lucent will each have an equal title interest in patent applications relating to joint inventions for the Prepaid Wireless software. Additionally, foreign patent rights may or may not be available or pursued in any technology area for which U.S. patent applications have been filed.

     TCS currently holds one registered trademark, "QueryNet(R)." TCS has filed applications to register the marks "WINSuite(TM)," "MO Menus(TM)," "MO Buddies(TM)," "MO Chat(TM)," "MO Mail(TM)," "MobiChat(TM)," "InfoCafe(TM)," "MobileChat(TM)," "Gabriel(TM)" and "Enabling Convergent Technologies(TM)" on the Principal Register of the United States Patent and Trademark Office. This prospectus also includes trade names, service marks and trademarks of other companies. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

     Under its development agreement with Lucent, TCS developed the Short Message Service Center software in late 1996 and Prepaid Wireless software in mid-1998 and in April 2000 agreed to develop an enhanced Over-The-Air software application. Under the development agreement, TCS shares ownership rights in these software applications with Lucent. The scope of each party's ownership interest in these software applications is subject to each party's various underlying ownership rights in intellectual property and also to confidential information contributed to the applications, and could be subject to challenge by either party.

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     The steps TCS has taken to protect its intellectual property may not prove sufficient to prevent misappropriation of its technology or to deter independent third-party development of similar technologies. The laws of certain foreign countries may not protect its services or intellectual property rights to the same extent as do the laws of the United States. TCS also relies on certain technologies that TCS licenses from third parties including data feeds and related software. These third-party technology licenses may not continue to be available to TCS on commercially attractive terms. The loss of the ability to use such technology could require TCS to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on its business, financial condition or results of operations.

     Third parties could claim infringement by TCS with respect to current or future services. As the number of entrants into its market increases, the possibility of an infringement claim against TCS grows. TCS may be inadvertently infringing a patent of which TCS is unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which TCS is unaware, which will cause TCS to be infringing when it issues in the future. Any infringement claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service installation delays or require TCS to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to TCS or at all. As a result, any claim could have a material adverse effect upon its business, financial condition or results of operations.

     As a member of the Wireless Application Protocol Forum, TCS has agreed to license its intellectual property to other members on fair and reasonable terms to the extent that the license is required to develop non-infringing products under the specifications promulgated by the Wireless Application Protocol Forum. Each other member has entered into a reciprocal agreement.

EMPLOYEES

     As of November 30, 2000, TCS had 339 full-time employees and 38 part-time employees, of which 154 were engineers who specialize in network applications development and communications engineering. TCS believes its relations with its employees to be good. None of its employees are represented by a union.

PROPERTIES

     TCS' principal executive office is located in Annapolis, Maryland in a 34,482 square foot facility under a lease expiring in September 2002. TCS recently expanded its Annapolis, Maryland office space by entering into a lease of an additional 31,371 square foot facility. This lease began on May 1, 2000 and will expire in April 2005. TCS' Southeast Regional office is located in Tampa, Florida in a 7,376 square foot facility under a lease expiring in December 2005.

LEGAL PROCEEDINGS

     TCS is not currently subject to any material legal proceedings. However, TCS may from time to time become a party to various legal proceedings arising in the ordinary course of its business.

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                            SELECTED FINANCIAL DATA
                        TELECOMMUNICATION SYSTEMS, INC.

     The table that follows presents portions of TCS' financial statements and is not complete. You should read the following selected financial data together with TCS' financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the more complete financial information included elsewhere in this proxy statement/prospectus. TCS has derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from TCS' financial statements which have been audited by Ernst & Young LLP, independent auditors, and which are included in this proxy statement/prospectus beginning on page F-2. TCS has derived the statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997, from its audited financial statements which are not included in this proxy statement/prospectus. TCS has derived the statement of operations data for the nine months ended September 31, 1999 and 2000 from its unaudited financial statements included in this proxy statement/prospectus beginning on page F-2 which include, in TCS' opinion, all adjustments, consisting only of normal recurring adjustments, that its management considers necessary for the fair presentation of TCS' financial position and results of operations for those periods. The historical results presented below for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for any future period.

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                         YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                             -----------------------------------------------   -----------------
                                             1995(1)   1996(1)    1997      1998      1999      1999     2000(2)
                                             -------   -------   -------   -------   -------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
REVENUE:
Network applications:
  Software licenses........................  $    --   $    47   $ 1,373   $ 2,104   $ 3,975   $ 2,933   $ 6,368
  Services.................................    2,280     3,829     3,815     5,806     7,345     5,178     8,376
                                             -------   -------   -------   -------   -------   -------   -------
    Network applications...................    2,280     3,876     5,188     7,910    11,320     8,111    14,744
Communications engineering services........   18,656    24,932    22,636    17,078    34,440    23,963    26,231
                                             -------   -------   -------   -------   -------   -------   -------
    Total revenue..........................   20,936    28,808    27,824    24,988    45,760    32,074    40,975
OPERATING COSTS AND EXPENSES:
  Direct cost of network applications
    services...............................    1,467     2,616     2,918     4,252     4,993     3,539     6,545
  Direct cost of communications engineering
    services...............................   13,029    18,812    17,847    12,358    26,889    18,661    19,914
  Sales and marketing......................      700       735     1,045     1,455     2,285     1,621     4,433
  Research and development.................       --        --       204       354     1,098       791     2,711
  General and administrative...............    5,098     5,739     3,091     4,001     5,329     3,783     7,592
  Non-cash stock compensation expense......       --        --        --        --        --        --       841
  Depreciation and amortization of property
    and equipment..........................      168       321       294       424       916       515     1,762
  Amortization of software development
    costs..................................       --        71       220       593     1,401     1,050     2,168
                                             -------   -------   -------   -------   -------   -------   -------
  Total operating costs and expenses.......   20,452    28,294    25,619    23,437    42,911    29,960    45,966
                                             -------   -------   -------   -------   -------   -------   -------
INCOME (LOSS) FROM OPERATIONS..............      484       514     2,205     1,551     2,849     2,114    (4,991)
Interest expense and other financing
  costs....................................      471       803     1,263     1,550     1,741     1,203       472
                                             -------   -------   -------   -------   -------   -------   -------
Income (loss) from continuing operations
  before income taxes......................       13      (289)      942         1     1,108       911    (5,463)
Income tax expense (benefit)...............       --        --        --        --   $ 2,408        --   $(2,140)
                                             -------   -------   -------   -------   -------   -------   -------
Income (loss) from continuing operations
  before extraordinary item................  $    13   $  (289)  $   942   $     1   $(1,300)  $   911   $(3,323)
                                             =======   =======   =======   =======   =======   =======   =======

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                         YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                             -----------------------------------------------   -----------------
                                             1995(1)   1996(1)    1997      1998      1999      1999     2000(2)
                                             -------   -------   -------   -------   -------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME (LOSS) ATTRIBUTABLE TO COMMON
  STOCKHOLDERS.............................  $  (574)  $(3,580)  $   942   $     1   $(1,300)  $   911   $(4,082)
                                             =======   =======   =======   =======   =======   =======   =======
EARNINGS (LOSS) PER COMMON SHARE FROM
  CONTINUING OPERATIONS:
  Basic....................................  $    --   $ (0.03)  $  0.09   $    --   $ (0.12)  $  0.08   $ (0.28)
  Diluted..................................  $    --   $ (0.03)  $  0.09   $    --   $ (0.12)  $  0.05   $ (0.28)
Basic shares used in computation...........   10,788    10,788    10,788    10,788    10,788    10,788    14,447
Diluted shares used in computation.........   10,788    10,788    11,076    14,768    10,788    17,686    14,447

                                                       AS OF DECEMBER 31,
                                         ----------------------------------------------
                                          1995     1996      1997      1998      1999     AS OF SEPTEMBER 30, 2000
                                         ------   -------   -------   -------   -------   ------------------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Unrestricted cash......................  $  471   $    23   $   864   $   440   $ 3,257           $67,874
Working capital (deficit)..............    (523)   (4,572)   (2,149)     (360)    4,229            76,587
Total assets...........................   8,544     8,653    10,764    14,649    27,672            99,240
Long-term debt and capital leases......     146        --     2,975     6,621     6,672             1,257
Total liabilities......................   8,177    11,640    12,269    15,994    22,351            13,633
Series A preferred stock...............      --        --        --        --     9,520                --
Total stockholders' equity (deficit)...     367    (2,987)   (1,736)   (1,345)   (4,199)          $85,607

------------------------------
(1) In 1995, TCS recorded a loss from discontinued operations of $0.7 million and a loss on disposal of $0.2 million related to the disposition of its network services division. This division consisted of an Internet service provider and long distance resale business. Also in 1995, TCS recorded income from discontinued operations of $0.6 million related to its applied technologies division. This division consisted of a small complex cable components plant. Total loss per common share from discontinued operations was $(0.02) in 1995. In 1996, TCS recorded a loss from discontinued operations of $1.8 million and a loss on disposal of $1.5 million related to the disposition of its applied technologies division, or a total loss per common share of $(0.31).

(2) For the nine month period ended September 30, 2000, TCS recorded an extraordinary loss on early extinguishment of debt of $(0.2) million, net of a tax benefit. Approximately $9.3 million of TCS' initial public offering proceeds were used to extinguish debt.

                        TELECOMMUNICATION SYSTEMS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of TCS' financial condition and results of operations and should be read together with the financial statements and the related notes which are deemed to be incorporated in this section.

COMPANY BACKGROUND

     TCS provides wireless network application software and services and communications engineering services. TCS was founded in 1987 as a provider of communications engineering services, which have historically generated the majority of its revenue. TCS' communications engineering services include network design, installation and operation, network engineering and analysis, and complex program management. Through its experience, TCS recognized the demand for network application software that provides for the delivery of Internet content, short messages and enhanced data communications services to wireless devices, including phones, two-way pagers and personal digital assistants. As a result, TCS has expanded its business over the past several years to focus on the development of this software.

     In 1990, TCS began engagements to design and develop custom network application software. In 1996, TCS entered into a development agreement with Lucent Technologies, Inc. to develop software and to share revenue from and ownership rights in this software. In 1997, under this agreement, TCS released the Short Message Service Center, a software application which allows wireless device users to send and receive text or data messages. In 1998, TCS developed Prepaid Wireless, a software application that allows wireless subscribers to pre-pay for wireless phone service. In the same year, TCS developed and installed its Wireless Internet Gateway, a software application for wireless carriers which enables two-way data communication between the Internet and wireless networks. During 1999, TCS instituted an aggressive program to develop additional software for wireless connectivity to the Internet.

     As the demand for software applications that provide data delivery to wireless devices grows, TCS expects its future revenue to continue to be increasingly derived from network application software licenses and related services. TCS has incurred net losses in three of the past five years and had nominal income in each of the other two years. TCS may incur further net losses in the future. TCS expects its operating expenses to grow significantly, particularly as a result of the expansion of its sales and marketing efforts and research and development activities.

OVERVIEW

     TCS manages its business in two segments, network applications and communications engineering services. Its network applications segment consists of the development and licensing of software products and the provision of related services. Its communications engineering services segment includes the design, development and deployment of complex

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

information processing and communication systems and the provision of related services. The following table sets forth information on each of its segments:

                                                                               NINE MONTHS
                                                      YEARS ENDED                 ENDED
                                                     DECEMBER 31,             SEPTEMBER 30,
                                              ---------------------------   -----------------
                                               1997      1998      1999      1999      2000
                                              -------   -------   -------   -------   -------
                                                              (IN THOUSANDS)
Revenue:
     Network applications...................  $ 5,188   $ 7,910   $11,320   $ 8,111   $14,744
     Communications engineering services....   22,636    17,078    34,440    23,963    26,231
                                              -------   -------   -------   -------   -------
          Total revenue.....................  $27,824   $24,988   $45,760   $32,074   $40,975
                                              =======   =======   =======   =======   =======
Segment profit (loss):
     Network applications...................  $ 1,241   $ 1,576   $ 1,016   $   787   $(5,296)
     Communications engineering services....      964       (25)    1,833     1,327       305
                                              -------   -------   -------   -------   -------
          Total segment profit (loss).......  $ 2,205   $ 1,551   $ 2,849   $ 2,114   $(4,991)
                                              =======   =======   =======   =======   =======

     For the nine months ended September 30, 2000, TCS' aggregate revenue from U.S. government agencies was $17.0 million and its aggregate revenue from Lucent was $8.9 million. For the year ended December 31, 1999, its aggregate revenue from U.S. government agencies was $29.5 million and its aggregate revenue from Lucent was $5.1 million. For the year ended December 31, 1998, its aggregate revenue from U.S. government agencies was $16.7 million and its aggregate revenue from Lucent was $3.7 million. For the year ended December 31, 1997, its aggregate revenue from U.S. government agencies was $24.6 million and its aggregate revenue from Lucent was $1.5 million.

     Total company backlog at September 30, 2000 was $28.3 million. The backlog at any given time may be affected by a number of factors, including contracts being renewed or new contracts being signed before existing contracts are completed. Accordingly, a comparison of backlogs from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments or future revenue. From 1989 to June 1998, TCS participated as a minority-owned business enterprise for federal government contracting purposes under Section 8(a) of the U.S. Small Business Act. TCS continues to perform under contracts awarded to it under this program, and has recently filed and received a waiver of the termination of the Section 8(a) contracts with the Small Business Administration. TCS had $8.9 million of backlog under such contracts as of September 30, 2000. TCS expects to fill substantially all of these orders during the course of 2000 and 2001.

Network Applications Revenue

     TCS generates network applications revenue from two sources, licensing of its software products and provision of related services. The Short Message Service Center, Prepaid Wireless and Wireless Internet Gateway products have been the principal generators of software license fees. Lucent pays TCS initial license fees generally equal to 50% of the revenue it generates from sales of the Short Message Service Center and Prepaid Wireless applications that TCS developed under the development agreement it entered into with Lucent. For sales of TCS' Wireless Internet Gateway, Lucent pays TCS initial fees which it negotiates on a case by case basis and which have generally ranged between 75% and 90% of the sale value. During the third quarter 2000, TCS entered into a marketing agreement with Compaq Computer Corporation to package its Wireless Internet Gateway application suite and Prepaid Wireless products on the Compaq CN-Series platform. Initial licensing fees are a function of the number of subscribers in the network where TCS' software is deployed. As a carrier's subscriber base increases, the carrier must purchase additional capacity under its license agreement with Lucent and TCS receives additional revenue. TCS recognizes license fee revenue when each of the following have occurred: (1) evidence of an arrangement is in place; (2) TCS has delivered software; (3) the fee is fixed or determinable; and (4) collection of the fee is probable. Software license fees billed and not recognized as revenue are included in deferred revenue.

     In April 2000, Lucent indicated that it would cease to market the Prepaid Wireless software TCS developed under its development agreement with Lucent and would instead market and sell a new prepaid wireless software application that Lucent is currently developing. Under an amendment to TCS' development agreement with Lucent, TCS has granted Lucent the right to incorporate software and other intellectual property developed by TCS into Lucent's new prepaid wireless software application. Lucent has agreed to share revenue with TCS from the sale of this new prepaid wireless software for the next four years. TCS will receive 50% of the revenue from Lucent's sales of this software for the twelve months ended March 31, 2001; 25% of this revenue for the twelve months ended March 31, 2002; and 20% of this revenue for the 24 months ended March 31, 2004. TCS cannot predict the amount of revenue it will ultimately receive from the sale of this new prepaid wireless software application. If TCS sells the Prepaid Wireless software application developed under the development agreement with Lucent or any software primarily based upon it, TCS will split all revenue from these sales with Lucent. Additionally, TCS has agreed to refrain from marketing Prepaid Wireless software to specified Lucent wireless carrier customers through March 31, 2001. TCS' license and related service revenue from the Prepaid Wireless software were approximately 5% of its network applications revenue for the year ended December 31, 1999 and approximately 2% of its network applications revenue for the nine months ended September 30, 2000. Also in April 2000, TCS agreed with Lucent to develop Over-The-Air, a software application which enables the activation of wireless devices from remote locations. After this software is developed and available for sale, Lucent will pay TCS initial license fees equal to 40% of the revenue for the first year and 50% of the revenue thereafter.

     During the third quarter 2000, TCS entered into a marketing agreement with Compaq Computer Corporation to package its Wireless Internet Gateway application suite and Prepaid Wireless products on the Compaq CN-Series platform. TCS' network applications service revenue arises from annual maintenance fees for its packaged software products and fees from development, implementation and maintenance of custom software. Maintenance fees on packaged software are collected in advance and recognized ratably over the annual maintenance period. Unrecognized maintenance fees are included in deferred revenue. Custom software development, implementation and maintenance services may be provided under time and materials or fixed-fee contracts. TCS recognizes fixed-fee contract revenue using the percentage-of-completion method. TCS measures progress to completion using costs incurred compared to estimated total costs. TCS recognizes estimated losses under long-term contracts in their entirety upon discovery.

Communications Engineering Services Revenue

     TCS generates communications engineering services revenue from the design, development and deployment of complex information processing and communication systems for corporate and government enterprises. Examples of recent representative communications engineering services projects include work performed under its agreements with AT&T Solutions Inc., special operations units of the U.S. Department of Defense, Qwest Communications International Inc. and the City of Baltimore. Under its agreement with AT&T Solutions, Inc., TCS designed, installed and operate a global satellite communications network for a multinational bank. Under its agreement with the Special Operations Forces of the U.S. Department of Defense, TCS created a system which integrates secure and non-secure radio frequency, satellite and wireline networks for data and voice communications. Qwest Communications International Inc. needed a connection between their existing Octel voicemail systems and the Lucent Advantage system. Under its agreement with Qwest Communications International Inc., TCS designed and installed a new connection between these systems. Under its agreement with the City of Baltimore, TCS provides maintenance for its third-party software, network engineering services and help desk support.

     TCS generally provides communications engineering services under long-term contracts. TCS recognizes revenue under long-term contracts as billable costs are incurred and for fixed-price contracts using the percentage-of-completion method, measured by total costs incurred compared to total estimated costs. TCS recognizes estimated losses on contracts in their entirety upon discovery. Under its contracts with the U.S. government, contract costs, including the allocated indirect expenses, are subject to audit and adjustment by the Defense Contract Audit Agency. TCS records revenue under these contracts at estimated net realizable amounts.

Cost of Network Applications Revenue

     TCS' cost of network applications revenue includes the costs of developing software and the direct costs of providing services. TCS capitalizes software development costs after it establishes technological feasibility, and TCS amortizes those costs over the estimated useful life of the software beginning on the date when the software is first available for general release. TCS calculates amortization of software development costs on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product, which is never greater than four years. TCS also computes amortization using the ratio that current revenue for the product bears to the total of current and anticipated future revenue for that product. If this revenue curve method results in amortization greater than the amount computed using the straight-line method, TCS records amortization at that greater amount. Amortization as a percentage of software license fees is generally a higher percentage in the early stages of a product's life cycle. TCS' cost of network application services consists primarily of compensation, benefits and travel expenses incurred when providing its services.

Cost of Communications Engineering Services Revenue

     TCS' cost of communications engineering services revenue consists primarily of compensation, benefits, travel and the costs of third-party contractors that it engages. TCS' costs of providing services under long-term contracts include an allocation of indirect costs at rates that comply with federal contractor cost accounting regulations.

Sales and Marketing Expense

     TCS' sales and marketing expenses include compensation and benefits, and trade show, travel, advertising and public relations costs which are expensed as incurred. TCS has historically sold its network application software products through its relationship with Lucent. This sales process typically includes participation of TCS engineers along with Lucent in presenting TCS' products to prospective customers. TCS also markets its network applications and communications engineering products and services by responding to requests for proposals and through its direct sales force. During 1999 and the first nine months of 2000, TCS hired additional personnel to market its products directly to wireless carriers and enterprises. TCS intends to hire a significant number of new employees in the future to expand its sales force.

Research and Development Expense

     TCS' research and development expense consists of the costs of developing software products incurred prior to completion of a detailed program design confirming technological feasibility. TCS incurs these costs to enhance existing packaged software products as well as to create new software products. These costs primarily include compensation and benefits as well as costs associated with using third party laboratory and testing resources. TCS expenses research and development costs as they are incurred.

General and Administrative Expense

     General and administrative expense consists primarily of compensation costs and other costs associated with management, finance, human resources and internal information systems. These costs include compensation and benefits, rent, utilities and other facilities costs which are expensed as incurred.

Depreciation and Amortization Expense

     Depreciation and amortization expense (other than amortization of software development costs) represents the period costs associated with TCS' investment in computers, software, furniture and fixtures, and leasehold improvements. TCS computes depreciation and amortization using the straight-line method over the estimated useful life of the assets.

Non-Cash Stock-Based Compensation Expense

     Since April 2000, TCS has granted options to purchase 867,619 shares of Class A Common Stock to employees and directors at an exercise price less than the fair market value of TCS Class A Common Stock at the date of grant. TCS will record future additional stock compensation expense of approximately $8.7 million as a result of these option grants that will be recognized ratably over the remaining investing period.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

     Revenue. Total revenue increased $8.9 million, or 28%, to $41.0 million in the first nine months of 2000 from $32.1 million during the same period in 1999.

     Total network application revenue increased $6.6 million, or 81%, to $14.7 million in the first nine months of 2000 from $8.1 million during the same period in 1999. Network application software license revenue grew approximately $3.5 million, or 121%, to $6.4 million in the first nine months of 2000 from $2.9 million during the same period in 1999. This increase resulted from additional sales of the Short Message Service Center and Wireless Internet Gateway applications. Network application services revenue increased $3.2 million, or 62%, to $8.4 million in the first nine months of 2000 from $5.2 million during the same period in 1999. This increase resulted from increased maintenance revenue related to packaged software products, an increase in sales of custom software applications, and hardware revenue associated with the Wireless Internet Gateway applications.

     Communications engineering services revenue increased $2.2 million, or 9% to $26.2 million in the first nine months of 2000 from $24.0 million during the same period in 1999. The increase resulted from a network engineering project that began in July 1999, and the commencement of several new projects during the third quarter 2000.

     Cost of Revenue. Total cost of revenue increased $5.3 million, or 23%, to $28.6 million in the nine months of 2000 from $23.3 million during the same period in 1999. As a percentage of revenue, cost of revenue decreased to 70% in the first nine months of 2000 from 72% for the same period in 1999.

     Cost of network applications revenue increased $4.1 million or 89%, to $8.7 million in the first nine months of 2000 from $4.6 million during the same period in 1999. Amortization of software development costs increased $1.1 million or 100%, to $2.2 million in the first nine months of 2000 from $1.1 million during the same period in 1999. This increase was the result of the general release of enhancements to our software products that have increased our capitalized software development costs subject to amortization. Cost of network application services revenue increased $3.0 million, or 86% to $6.5 million in the first nine months of 2000 from $3.5 million during the same period in 1999. The increase in cost of network application services revenue resulted from higher personnel, increased hardware requirements with Wireless Internet Gateway sales, and other related costs necessary to support the increase in revenue as noted above.

     Cost of communications engineering services revenue increased $1.2 million, or 6% to $19.9 million in the first nine months of 2000 from $18.7 million during the same period in 1999. The increase resulted from hardware requirements associated with new projects. As a percentage of related revenue, cost of communications engineering services revenue decreased to 76% in the first nine months of 2000 from 78% for the same period in 1999. The higher gross margin resulted from a reduced proportion of contracts with subcontractor components, which typically have lower profit margins than contracts that predominately use employee labor.

     Sales and Marketing Expense. Sales and marketing expense increased $2.8 million, or 175%, to $4.4 million in the first nine months of 2000 from $1.6 million during the same period in 1999. The increase was primarily a result of an increased number of personnel hired for sales and marketing efforts.

     Research and Development Expense. Research and development expense increased $1.9 million, or 238%, to $2.7 million in the first nine months of 2000 from $0.8 million during the same period in 1999. The increase was primarily from additional expenditures for development of Wireless Internet Gateway, Mobile Location Register, and Prepaid Wireless applications. TCS will use a portion of the proceeds from its initial public offering to focus on research and development, including enhancements to existing software products.

     General and Administrative Expense. General and administrative expense increased $3.8 million, or 100%, to $7.6 million in the first nine months of 2000 from $3.8 million during the same period in 1999. The increase in general and administrative expense resulted from adding facilities and support resources for expanding product development and service offerings.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased $1.3 million or 260%, to $1.8 million in the first nine months of 2000 from $0.5 million during the same period in 1999. Depreciation and amortization of TCS' property and equipment increased as a result of continued growth of its infrastructure to support the volume of sales and development activity.

     Non-Cash Stock Compensation Expense. Non-cash stock compensation expense was $0.8 million in the first nine months of 2000. This is the result of granting options to purchase 867,619 shares of Class A Common Stock to employees at an exercise price below the fair value of its Class A Common Stock. TCS will record future compensation expense related to these grants of approximately $8.7 million that will be recognized ratably over the remaining vesting period of the options.

     Interest Expense and Other Financing Costs. Net interest expense and other financing costs decreased $0.7 million or 58% to $0.5 million of net interest expense in the first nine months of 2000 from $1.2 million of net interest expense during the same period in 1999. This decrease is the result of the initial public offering proceeds being used to extinguish long-term debt and the income from the investment of a portion of the remaining proceeds.

     Extraordinary Item -- Loss on Early Extinguishment of Debt. TCS used approximately $9.3 million of proceeds from the initial public offering to extinguish debt. In conjunction with the extinguishment, $219,000 of unamortized debt discount and deferred financing costs, net of a tax benefit, were expensed.

     Income Taxes. From January 1, 1993 through December 14, 1999, TCS elected to be treated as an S corporation for federal income tax purposes under Subchapter S of the Internal Revenue Code of 1986 and accordingly, TCS was not subject to federal and state income taxes during that period. TCS terminated its S corporation status on December 14, 1999, and upon termination determined the differences between the financial reporting and income tax bases of our assets and liabilities. These differences were recorded as deferred tax assets or liabilities, and the net difference was reported as income tax expense in 1999. TCS recorded a $2.3 million tax benefit in the nine months ended September 30, 2000. This benefit resulted from TCS' ability to reduce its deferred tax liabilities by the tax effect of its net operating loss for the period.

     Net Income (Loss). TCS incurred a net loss of $3.5 million for the first nine months of 2000 compared to net income of $0.9 million in the same period in 1999 due to the factors described above.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Revenue. Total revenue increased $20.8 million, or 83%, to $45.8 million in 1999 from $25.0 million in 1998, exceeding our expectations.

     Total network applications revenue increased $3.4 million, or 43%, to $11.3 million in 1999 from $7.9 million in 1998. Network application software license revenue increased $1.9 million, or 89%, to $4.0 million in 1999 from $2.1 million in 1998. The increase in software license revenue primarily resulted from a series of successful installations of its products, and included a $1.0 million increase in sales of its Wireless Internet Gateway and initial sales of the Prepaid

Wireless application. Network application service revenue increased $1.5 million, or 27%, to $7.3 million in 1999 from $5.8 million in 1998. This increase included $0.4 million of increased maintenance revenue related to packaged software products. The remaining increase related to sales of custom software applications and services.

     Communications engineering services revenue increased $17.4 million, or 102%, to $34.4 million in 1999 from $17.1 million in 1998. Approximately $10.0 million of this increase related to performance under a large complex program management project that is expected to wind down during the course of 2000. This growth also included revenue from a long-term contract to design, furnish, install and operate a satellite data communications network for a global financial institution, and growth in its data and voice network design, installation and management services.

     Cost of Revenue. Total cost of revenue increased $16.1 million, or 94%, to $33.3 million in 1999 from $17.2 million in 1998. As a percentage of revenue, cost of revenue increased to 73% in 1999 from 69% in 1998.

     Cost of network applications revenue increased $1.5 million, or 32%, to $6.4 million in 1999 from $4.8 million in 1998. Amortization of software development costs increased to $1.4 million in 1999 from $0.6 million in 1998 because TCS commenced the amortization of its Prepaid Wireless product and released enhancements to the Short Message Service Center and Wireless Internet Gateway products. Amortization expense as a percentage of software license fees increased to 35% in 1999 from 28% in 1998 as a result of new product introductions. Cost of network application services revenue increased $0.7 million, or 17%, to $5.0 million in 1999 from $4.3 million in 1998. As a percentage of related revenue, cost of network application services revenue decreased to 68% in 1999 from 73% in 1998 as a result of a more favorable mix of custom network application software contracts.

     Cost of communications engineering services revenue increased $14.5 million, or 118%, to $26.9 million in 1999 from $12.4 million in 1998. The increase was a direct result of growth in overall business volume. As a percentage of related revenue, cost of communications engineering services revenue increased to 78% in 1999 from 72% in 1998 due to a higher mix of contracts involving more subcontractor labor and purchased system components.

     Sales and Marketing Expense. Sales and marketing expense increased $0.8 million, or 57%, to $2.3 million in 1999 from $1.5 million in 1998. The increase was primarily the result of the addition of six full time personnel supporting the sales of packaged software to wireless carriers, as well as adding personnel to market and sell communications engineering services.

     Research and Development Expense. Research and development expense increased $0.7 million, or 210%, to $1.1 million in 1999 from $0.4 million in 1998. The increase was the result of devoting additional resources to the development of packaged software products, primarily wireless data products.

     General and Administrative Expense. General and administrative expense increased $1.3 million, or 33%, to $5.3 million in 1999 from $4.0 million in 1998. The increase in general and administrative expense primarily reflects expansion of our facilities, and employment of additional staff to support the increased volume of software development and other business activity. General and administrative expense declined as a percentage of total revenue as fixed costs were spread over an increased revenue base.

     Depreciation and Amortization Expense. Depreciation and amortization of property and equipment increased $0.5 million, or 116%, to $0.9 million in 1999 from $0.4 million in 1998.

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Increased depreciation and amortization of TCS' property and equipment resulted from growth of our infrastructure to support the volume of activity and equipment upgrades.

     Interest Expense and Other Financing Costs. Interest expense and other financing costs increased $0.2 million, or 12%, to $1.8 million in 1999 from $1.6 million in 1998 due to increased average outstanding borrowings. Other financing costs consisted of amortization of debt discounts and deferred financing costs and represented approximately $0.3 million in both 1999 and 1998.

     Net Income (Loss). TCS incurred a net loss of $1.3 million in 1999, as compared to nominal net income in 1998. TCS incurred a net loss in 1999 due to recognizing $2.4 million of tax expense as a result of the change in its tax status from a Subchapter S to a C corporation.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Revenue. Total revenue decreased $2.8 million, or 10%, to $25.0 million in 1998 from $27.8 million in 1997.

     Total network applications revenue increased $2.7 million, or 52%, to $7.9 million in 1998 from $5.2 million in 1997. Network applications software license revenue increased $0.7 million, or 53%, to $2.1 million in 1998, from $1.4 million in 1997. Substantially all of this license revenue was from sales of Short Message Service Center software. Network applications service revenue increased $2.0 million, or 52%, to $5.8 million in 1998 from $3.8 million in 1997. This increase included $0.8 million paid to TCS by Lucent to accelerate our research and development efforts and to assist with technical support, and also included $0.5 million from the installation of database application software.

     Communications engineering services revenue decreased $5.6 million, or 25%, to $17.1 million in 1998 from $22.6 million in 1997. TCS completed several service projects in early 1998, and did not generate replacement revenue because it reduced sales and marketing expenditures in 1997 during a period of tight liquidity.

     Cost of Revenue. Total cost of revenue decreased $3.8 million, or 18%, to $17.2 million in 1998 from $21.0 million in 1997. As a percentage of revenue, cost of revenue decreased to 69% in 1999 from 75% in 1998.

     Total cost of network applications revenue increased $1.7 million, or 54%, to $4.8 million in 1998 from $3.1 million in 1997. Amortization of software development costs increased $0.4 million, or 170%, to $0.6 million in 1998 from $0.2 million in 1997. Amortization expense as a percentage of software license fees increased to 28% in 1998 from 16% in 1997 as a result of new product introductions. Cost of network application services revenue increased $1.3 million, or 46%, to $4.3 million in 1998 from $2.9 million in 1997 as a result of higher contract volume and correspondingly increased direct costs. As a percentage of related revenue, cost of network application services revenue decreased to 73% in 1998 from 76% in 1997 due to a lower average margin on custom network application software contracts.

     Cost of communications engineering services revenue decreased $5.5 million, or 31%, to $12.4 million in 1998 from $17.8 million in 1997 as a direct result of declines in overall business volume and corresponding decreases in direct project costs. As a percentage of related revenue, cost of communications engineering services revenue decreased to 72% in 1998 from 79% in 1997 as a result of project activity involving lower labor and benefit costs than in 1997.

     Sales and Marketing Expense. Sales and marketing expense increased $0.4 million, or 39%, to $1.5 million in 1998 from $1.0 million in 1997. The increase was primarily the result of hiring

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additional full time personnel to support the sale of packaged software to carriers and increased participation in trade shows.

     Research and Development Expense. Research and development expense increased $0.2 million, or 100%, to $0.4 million in 1998 from $0.2 million in 1997. The increase was primarily the result of our initial research in the technology to support Prepaid Wireless products.

     General and Administrative Expense. General and administrative expense increased $0.9 million, or 29%, to $4.0 million in 1998 from $3.1 million in 1997. The increase in general and administrative expense primarily reflects increased costs for leasing additional facilities and the hiring of additional staff to support an anticipated increase in volume of business activity.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased $0.1 million, or 33%, to $0.4 million in 1998 from $0.3 million in 1997. Increased depreciation and amortization of TCS' property and equipment resulted from investment in infrastructure to support the volume of business activity, particularly product development.

     Interest Expense and Other Financing Costs. Interest expense and other financing costs increased $0.3 million, or 23%, to $1.6 million in 1998 from $1.3 million in 1997 due to increased average outstanding borrowings, including a $5.0 million term note obtained in the third quarter of 1997. Other financing costs consisted of amortization of debt discounts and deferred financing costs, which represented approximately $0.3 million in 1998 and $0.2 million in 1997.

     Net Income (Loss). Net income decreased $0.9 million in 1998 from $0.9 million in 1997 due to the factors described above.

INCOME TAXES

     From January 1, 1993 through December 14, 1999, TCS elected to be treated as an S corporation for federal income tax purposes under Subchapter S of the Code and accordingly, TCS was not subject to federal and state income taxes during that period. TCS terminated its S corporation status on December 14, 1999, and upon termination determined the differences between the financial reporting and income tax bases of its assets and liabilities. These differences were recorded as deferred tax assets or liabilities, and the net difference was reported as income tax expense in 1999. TCS recorded $2.4 million of income tax expense for the period from December 14, 1999 through December 31, 1999, primarily representing deferred taxes incurred as a result of deducting software development costs for tax purposes when incurred, rather than capitalizing and amortizing such costs in accordance with generally accepted accounting principles for financial reporting purposes. TCS recorded a $2.3 million tax benefit in the nine months ended September 30, 2000. This benefit resulted from TCS' ability to reduce its deferred tax liabilities by the tax effect of its net operating loss for the period.

LIQUIDITY AND CAPITAL RESOURCES

     In August 2000, TCS completed its initial public offering and raised net proceeds (after expenses of the offering) of approximately $83.1 million. As of September 30, 2000 TCS had unrestricted cash of $67.9 million and working capital of $76.6 million. Prior to its initial public offering, TCS financed its operations and capital expenditures through various lending arrangements, revenue from its operations and, more recently in December 1999, through the sale of redeemable convertible preferred stock. TCS' lending arrangements have provided funding through a line of credit, term notes and capital lease obligations.

     TCS' net cash provided by operating activities was $0.5 million in 1997, $0.5 million in 1998 and $1.2 million in 1999. TCS used $5.2 million of cash for operations for the nine months

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ended September 30, 2000, an increase of $4.3 million compared to the $0.9 million utilized in the same period in 1999. The $1.2 million of net cash generated by operating activities for the year ended December 31, 1999 reflects the net loss of $1.3 million offset by non-cash expenses of $5.0 million and net changes in working capital of $2.6 million, primarily related to the timing of accounts receivable collections and payment on accounts payable. Earnings before non-cash charges declined from $2.7 million for the nine months ended September 30, 1999 to $(0.5) million for the nine months ended September 30, 2000.

     Working capital as of September 30, 2000 was $76.6 million compared to $4.2 million as of December 31, 1999. The increase in working capital is a direct result of the completion of TCS' initial public offering during the third quarter.

     Cash used in investing activities was $2.2 million in 1997, $2.7 million in 1998, $5.2 million in 1999 and $3.0 million for the nine months ended September 30, 2000. Cash used in investing activities primarily reflects the investments made for the development of its network application software products in each period. These expenditures consisted of direct labor, related overhead and other direct costs. TCS expects that its expenditures related to software development will continue to increase in the future.

     Cash provided by financing activities was $2.5 million in 1997, $1.8 million in 1998 and $6.9 million in 1999. Cash provided by financing activities was $72.8 million in the first nine months of 2000, mainly due to its initial public offering completed in the third quarter of 2000. TCS used a portion of its $83.1 million of proceeds from its initial public offering to reduce its debt by $9.3 million. The cash flows for the nine months ended September 30, 2000 reflect payments under capital leases and long-term debt.

     TCS has an $8.0 million revolving line of credit facility with a lending institution that bears interest at a rate of prime plus 1.5% (11% as of September 30, 2000). It is secured by assigned accounts receivable and is cancelable by the lender upon 60 days' written notice. As of September 30, 2000, no borrowings were outstanding under the line of credit and approximately $8.0 million was available for borrowing.

     As of September 30, 2000, TCS' most significant commitments consisted of obligations under noncancelable operating leases for office space and equipment. TCS has commitments of approximately $7.1 million that are payable through 2005, $1.3 million of which are payable in 2000.

     TCS expects its operating expenses to grow significantly, particularly as a result of the expansion of our sales and marketing operations, increased research and development activities and further development of our network infrastructure. The amounts and timing of these expenditures will vary depending upon the pace at which TCS expands, the amount of cash generated by its operations and competitive and technological developments.

     TCS is using the net remaining proceeds from its initial public offering for working capital and general corporate purposes, including expansion of its sales and marketing operations, including significantly increasing its direct sales force; and research and development, including enhancements of its existing software products.

     TCS believes that its cash and cash equivalents, and the funds anticipated to be generated from operations will be sufficient to finance its operations for at least the next twelve months. Although, TCS currently believes that it has sufficient capital resources to meet its anticipated working capital and capital expenditures requirements beyond the next twelve months, unanticipated events and opportunities may make it necessary for TCS to return to the public

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markets or establish new credit facilities or raise capital in private transactions in order to meet its capital requirements.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the SEC staff issued Staff Accounting Bulleting 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 explains how the SEC believes existing rules for revenue recognition should be applied to transactions not specifically addressed by existing rules. In October 2000, the SEC staff issued a Frequently Asked Questions Document ("FAQ") on SAB 101 to assist with implementation questions. TCS will be required to adopt SAB 101 in the fourth quarter of 2000, and based upon a preliminary review of the SAB and the FAQ, management believes the adoption of SAB 101 will have no effect on TCS' reported operating results.

     In December 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-9, or SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP 98-9 requires recognition of revenue using the residual method for multiple element software arrangements. TCS adopted SOP 98-9 in 2000, and there was no effect on its results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting Derivative Instruments and Hedging Activities. The Statement, which TCS will be required to adopt in January 2001, provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. Management believes that the adoption of Statement 133 will have no effect on TCS' financial statements as TCS currently does not conduct hedging activities or purchase derivative financial instruments.

IMPACT OF YEAR 2000

     During 1999, TCS completed its remediation and testing of systems to become Year 2000 compliant. TCS experienced no significant disruptions in mission critical information technology and non-information technology systems and believes these systems successfully responded to the Year 2000 date change. TCS is not aware of any material problems resulting from Year 2000 issues, either with its products, internal systems, or the products and services of third parties. TCS will continue to monitor its mission critical computer systems and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     TCS has limited exposure to financial market risks, including changes in interest rates. The interest rate on TCS' revolving line of credit facility varies depending on the lender's prime rate. A hypothetical 100 basis point increase in the lender's prime rate would have an immaterial annual impact on TCS' results of operations. TCS' capital leases have fixed interest rates; therefore, changes in interest rates will not materially impact TCS' results of operations. TCS has invested the net proceeds of its initial public offering in cash equivalents which are interest-rate sensitive. However, these investments have short maturities mitigating their sensitivity to interest rates. TCS believes that the effect, if any, on reasonably possible near-term changes in interest rates on its financial position, results of operations and cash flows is not material.

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                        BUSINESS OF XYPOINT CORPORATION

OVERVIEW

     XYPOINT hosts an operating platform for wireless location, commerce and other value added services, and is a leading provider of enhanced 911 (E-911) services to wireless carriers. XYPOINT's scalable platform incorporates a wireless application development toolkit that can provide access to a wireless subscriber's location information with the permission of the wireless carrier. XYPOINT also designed its technology to enable the extension of web based activities, including e-commerce, to the mobile environment and to assist in the development and provision of additional location-based services and applications. XYPOINT launched commercial E-911 services in 1998 and currently has agreements to provide such services to over 15 wireless carriers located in the United States. E-911 services have represented substantially all of XYPOINT's revenue to date.

     Accurate location information is a fundamental element needed to deliver relevant, time sensitive services to mobile device users. XYPOINT's proprietary operating platform, which transmits (rather than determines) location information, enables wireless carriers to deliver location relevant applications and content to mobile devices. XYPOINT's platform also enables content providers, merchants and corporations to allow their customers and employees to access and act upon relevant information using a variety of wireless devices.

     XYPOINT offers the following proprietary services that rely on its operating platform:

     - E-911 service -- provides location determination infrastructure compliant with the Federal Communications Commission's E-911 mandate; and

     - WebWirelessNow, a group of services that include Nomad and Infolinks -- enables wireless users to receive and interact with data originating on the Internet or corporate intranets.

     In addition, XYPOINT has a variety of commercial location and non-location related services and applications under development that are designed to leverage XYPOINT's existing operating platform.

     XYPOINT originally developed its technology platform to enable wireless carriers to comply with the FCC's E-911 call routing and location information delivery requirements. XYPOINT designed its platform to interact simultaneously with telephony networks, the Internet, and with a full range of voice and data user-interface mediums. The platform leverages the wireless network control channel; standard protocols such as XML and http to translate Internet content; and voice and data user-interface mediums, including voice recognition, text-to-speech, wireless applications protocol (WAP), short messaging services
(SMS) and paging, to deliver messages and content to mobile devices. The technology platform, which is compatible with a wide variety of wireless standards, networks and equipment, provides access to applications through a messaging gateway and speech-recognition engines. A wide variety of applications can operate over XYPOINT's platform, allowing wireless carriers to offer customers a broad range of customized services, and to brand the services with the carrier's specific user interface.

INDUSTRY OVERVIEW AND BACKGROUND

     In 1996, the FCC mandated that by April 1, 1998, wireless carriers must be able to report the callback number and originating cell sector of a 911 call upon the request of an authorized

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public safety organization (Phase I compliance). Additionally, by October 1,
2001, the FCC will require wireless carriers to provide the location of 911 callers within a 125 meter accuracy in 67% of cases (Phase II compliance). The European Union is currently investigating similar directives for a European emergency system. Although Phase I compliance is not widespread, the FCC mandate provided the impetus for industry participants to develop and test location determination technologies and commercial applications for wireless location based services.

MARKET OPPORTUNITY

     The use of wireless communications services has grown rapidly due to many factors, including declining prices of wireless handsets and services, expanding network coverage, the availability of extended service features such as voice and text messaging, and the proliferation of wireless devices with enhanced capabilities. Faced with intense competition, wireless carriers are searching for ways to increase revenue and profit margins, and to reduce customer churn by offering customers differentiated services. Wireless carriers, content providers and merchants can offer targeted, timely and relevant services to their customers by appropriately leveraging wireless device location information. The Strategis Group estimates that total revenues for wireless location services in the United States will exceed $6.9 billion in 2004.

     To comply with the FCC's mandate, wireless carriers are required to offer Phase II E-911 service by October 2001. XYPOINT believes that wireless carriers will demand that vendors' solutions meet stringent carrier grade requirements for reliability and scalability across a variety of network standards and configurations.

XYPOINT'S SOLUTION

     XYPOINT provides an operating platform and related software applications that allow wireless carriers to provide value-added voice and data services. The key benefits of XYPOINT's solution are as follows:

     COMPATIBILITY. XYPOINT designed its technology platform to operate on different wireless networks and air interfaces, as well as to integrate with a variety of wireless location determination technologies and wireless Internet protocols.

     SCALABILITY AND EXTENDIBILITY. XYPOINT's platform and applications are highly scalable and meet high carrier grade standards. In addition, XYPOINT's platform can be extended to reach multiple mobile device types, including numeric and two-way pagers, personal digital assistants (PDAs), and handheld computers.

     FLEXIBILITY. XYPOINT's applications and services can be deployed as an application suite or individually, depending on the wireless carrier's or other service provider's needs. XYPOINT's operating platform may be used independently of the applications and services XYPOINT provides and may be combined with applications of third party-providers. XYPOINT's platform enables wireless carriers to offer a broad range of customized services, and to brand the services with the carrier's specific user interface.

XYPOINT'S PRODUCTS

     LOCATION BASED SERVICES

     XYPOINT's location based initiatives are described below:

     - E-911. XYPOINT's E-911 service works with wireless carriers and local emergency services in compliance with the FCC's mandate. When a wireless subscriber covered by

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       this service makes an E-911 call from his or her wireless phone, XYPOINT
       (1) identifies the call as an emergency call, (2) accesses the handset's location information from the wireless network, (3) routes the call to the appropriate 911 jurisdiction, (4) translates the information into a user friendly format, and (5) transmits the data to the local emergency service call center. XYPOINT's E-911 service operates on a platform that resides at XYPOINT's two fully redundant data centers in Seattle, Washington and Phoenix, Arizona. XYPOINT currently provides E-911 services to more than 15 wireless carriers, including Verizon and US Cellular, and serves more than 5 million of these carriers' wireless subscribers.

     - OTHER LOCATION SERVICES. XYPOINT is adapting its location platform and wireless gateway, currently used to provide E-911 services, to perform location aggregation, processing, and transmission for commercial location services. Practical applications for commercial location services include localized yellow pages, driving directions and roadside assistance. Such services may use either cell sector or precise location determination, and may be enhanced using other XYPOINT intelligent messaging capabilities, including SMS messaging and voice recognition technology. XYPOINT expects to initiate a first trial of commercial location services with a national U.S. wireless carrier in the first quarter of 2001. Other key components of XYPOINT's commercial location services offerings are under development, including privacy and presence management.

     WEBWIRELESSNOW

     XYPOINT's WebWirelessNow services are designed to enable end users to receive and interact with data originating on the Internet or on corporate intranets. XYPOINT's WebWirelessNow services allow users to send and receive information using wireless handsets or other mobile devices through technologies including text messaging (SMS or WAP), text-to-voice, voice recognition and voice-to-audio files. Unlike other solutions dependent upon WAP-enabled wireless phones or migration to a Generalized Packet Radio Service, XYPOINT's WebWirelessNow solution is designed to support both existing and future signaling protocols. XYPOINT's service platform is carrier-, network equipment- and handset- independent. XYPOINT's initial WebWirelessNow service offerings are described below:

     - NOMAD. The Nomad service is designed to enable end users to receive and respond to e-mail messages using any digital wireless handset. When leaving the desktop environment, users direct Nomad through a desktop agent to alert the user when they receive an e-mail message in their main inbox. Nomad will send a text message directly to any SMS capable wireless device. Upon receiving an alert, the end user can chose to (i) listen to the entire message using XYPOINT's text-to-voice capability, and (ii) respond to the message by creating an audio recording that Nomad sends (as an audio file) in an e-mail response message. To listen to the response, the original e-mail's sender clicks on the message link and hears (via streaming audio, wave files or MP3) the Nomad user's voice message. This service is currently available using an easily downloaded agent either directly from the WebWirelessNow Website or through selected distributors. XYPOINT is currently negotiating a distribution agreement with a major provider of hosted web e-mail services to offer the Nomad service.

     - INFOLINKS. XYPOINT designed Infolinks to familiarize consumers and web content providers with XYPOINT's technological capabilities and launched the service at the Internet World show on April 4, 2000. A free service, Infolinks is designed to enable
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       users to pull content such as stock quotes, traffic and weather reports, flight schedules, and sports scores from selected websites to their wireless device on demand. This content is transmitted to the wireless device using text messaging. To promote the use of this service, XYPOINT provides web content providers with a downloadable application programming interface that enables wireless access to content on their web sites through Infolinks.

CUSTOMERS

     WIRELESS CARRIERS

     XYPOINT's existing customers are wireless carriers that contracted for E-911 services in compliance with the FCC's Phase I mandate. XYPOINT intends to license applications, such as the WebWirelessNow Nomad and Infolinks services, to wireless carriers for distribution and resale to wireless subscribers. XYPOINT has existing wireless carrier relationships through its E-911 business and intends to cross-sell commercial location based wireless services and other value added applications to these, and other carriers. Wireless carriers represent a favorable distribution channel due to their large customer bases, strong marketing infrastructures, and pre-existing billing capabilities. XYPOINT uses its direct salesforce to sell services to wireless carriers.

     Three individual wireless carriers that are now part of Verizon Wireless accounted for approximately 63% of revenues for the year ended December 31, 1999 and 70% of revenues for the nine months ended September 30, 2000. Taking into account Verizon Wireless' announced acquisition of Price Communications Corporation's wireless business, Verizon accounted for 77% of revenues for the nine months ended September 30, 2000. In addition, CellularOne (Indiana), a subsidiary of BellSouth Corporation, and Centennial Cellular Corp. accounted for 15% and 14%, respectively, of XYPOINT's 1999 revenue.

     ENTERPRISES

     XYPOINT's target enterprise customers include companies that could utilize XYPOINT's services to provide their customers and employees with a secure and easy means to interact with Internet content or corporate intranets via a wireless device. The platform can be easily extended to reach multiple mobile device types, including numeric and two-way pagers, PDAs, and handheld computers. Enterprise customers, including e-commerce companies, Internet content providers, software application developers and merchants, are expected to become significant targets of XYPOINT's sales and marketing efforts. XYPOINT plans to leverage such customers' user bases to deploy location based services and other value-added applications on a mass-market basis. XYPOINT expects to sell to enterprise customers primarily through third party distributors. XYPOINT has numerous relationships with content providers and location technology companies that it expects will help to facilitate the provision of commercial wireless services by XYPOINT.

     XYPOINT has not generated any revenue to date from the provision of services or applications to enterprise customers.

SALES AND MARKETING

     XYPOINT markets and sells its operating platform, services and applications to wireless carriers primarily through its direct sales force. XYPOINT markets and sells to enterprise customers primarily through third party resellers. For example, XYPOINT recently entered into

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a distribution agreement for its WebWirelessNow Nomad service with Multiple
Zones, a major national distributor of personal computers. XYPOINT is also negotiating a distribution agreement with a major provider of hosted web e-mail services, to provide Nomad service to that company's e-mail users.

TECHNOLOGY

     XYPOINT believes that one of its principal strengths is its proprietary, internally developed technology. XYPOINT designed its operating platform and applications to provide a network- and device-independent platform for the creation and delivery of location based services for wireless users. XYPOINT's applications can be deployed on a variety of computer hardware and operating systems to satisfy the requirements of wireless carrier customers. XYPOINT designed each component of its applications and services to work within wireless carrier's networks and satisfy telecommunications industry standards. In addition, XYPOINT licenses certain speech recognition technology and text-to-speech technology for use in its services.

RESEARCH AND DEVELOPMENT

     XYPOINT's research and development group has considerable experience in software development and familiarity with location determination technologies. As of September 30, 2000, XYPOINT had 30 employees engaged in research and product development activities. XYPOINT's research and development expenditures were approximately $2.9 million for the nine months ended September 30, 2000, $1.8 million for the year ended December 31, 1999, and approximately $1.9 million for the year ended December 31, 1998.

INTELLECTUAL PROPERTY

     XYPOINT relies on a combination of trade secrets, non-disclosure and other contractual arrangements, as well as patent, copyright and trademark laws to protect its proprietary rights. XYPOINT currently has rights under two issued United States patents. In addition, XYPOINT has filed five United States patent applications. XYPOINT has obtained three registered trademark registrations on its product names from the United States Patent and Trademark Office and has several such registrations pending.

COMPETITION

     The markets for XYPOINT's services and applications are becoming increasingly competitive. XYPOINT expects that it will compete primarily on the basis of the functionality, price, breadth, time to market, ease of integration and quality of its products and services. XYPOINT competes with a variety of companies that operate in the E-911 business, in commercial location services business, and that provide data and voice applications for wireless devices. With sufficient time and capital, XYPOINT believes it would be possible for its competitors to replicate its products and services. It is also possible that XYPOINT may compete against current or future partners to the extent that such partners also offer wireless location services and applications, which could result in the termination of XYPOINT's relationships with these industry partners.

     Many of XYPOINT's existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than XYPOINT does. Additionally, many of these companies have greater name recognition and more established relationships with target

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customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than XYPOINT can.

     In the E-911 business, XYPOINT competes primarily with third party providers, including SCC Corporation, and with local exchange carriers that provide the service principally to their wireless affiliates. XYPOINT uses its own location platform to provide E-911 services. Several third party providers use SignalSoft Corporation's location platform to offer E-911 services. XYPOINT expects to partner with vendors of precise location technology to provide Phase II compliant E-911 services. Certain of XYPOINT's partners may attempt to compete with XYPOINT's operating platform by developing their own transmission platform or by purchasing another mobile location platform.

     The markets for commercial location and other mobile wireless applications are relatively new and continually developing. The convergence of wireless technologies and the Internet is creating a multitude of initiatives to bring data and transaction capabilities to wireless devices. There is a wide array of potential competitors in this market, including providers of competing location management platforms, competing e-mail products, and other competing applications for wireless devices. Companies sponsoring WAP based services and handset and infrastructure providers have devoted significant resources to creating a market for WAP enabled devices as the superior method for facilitating wireless/Internet connectivity. XYPOINT's applications and services, although compatible with WAP, are not dependent on it. In addition, certain of these companies have announced their intention to develop a mobile location manager that could compete with XYPOINT's infrastructure.

EMPLOYEES

     As of November 30, 2000, XYPOINT had 93 full-time employees. XYPOINT believes its relations with its employees to be good. None of its employees are represented by a union.

PROPERTIES

     XYPOINT's principal executive office is located in Seattle, Washington in a 22,406 square foot facility under a lease that expires in April 2004. XYPOINT also has a hosting facility in Phoenix, Arizona in a 1,387 square foot office under a lease that expires in February 2004.

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                            SELECTED FINANCIAL DATA
                              XYPOINT CORPORATION

     The table that follows presents portions of XYPOINT's financial statements and is not complete. You should read the following selected financial data together with XYPOINT's financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the more complete financial information included elsewhere in this proxy statement/prospectus. XYPOINT has derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from XYPOINT's financial statements which have been audited, and are included in this prospectus beginning on page F-24. XYPOINT has derived the statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 from its audited financial statements which are not included in this proxy statement/prospectus. XYPOINT has derived the statement of operations data for the nine months ended September 31, 1999 and 2000 from its unaudited financial statements included in this proxy statement/prospectus beginning on page F-24 which include, in XYPOINT's opinion, all adjustments, consisting only of normal recurring adjustments, that its management considers necessary for the fair presentation of XYPOINT's financial position and results of operations for those periods. The historical results presented below for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for any future period.

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                         YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                              ----------------------------------------------   -----------------
                                              1995     1996      1997       1998      1999      1999      2000
                                              -----   -------   -------   --------   -------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue...................................  $  --   $    --   $    --   $    239   $ 2,207   $ 1,332   $ 5,553
OPERATING EXPENSES:
  Operations................................     --        --        --      2,250     2,813     2,024     2,863
  Field marketing and deployment............     --        --        --      1,609     1,209     1,014       748
  Sales and marketing.......................     51       280     1,404      1,253       639       539     1,575
  Research and development..................     50       584     2,862      1,871     1,794     1,229     2,912
  General and administrative................    380     1,388     1,802      1,705     1,970     1,388     1,896
    Stock option and warrant compensation...    280       108       328         75       370        93     1,153
  Restructuring charge......................     --        --        --         --       181       166        --
  Depreciation and amortization.............      7       197       758      1,271     1,710     1,282     1,261
                                              -----   -------   -------   --------   -------   -------   -------
    Total other operating expenses..........    768     2,557     7,154     10,034    10,686     7,735    12,408
                                              -----   -------   -------   --------   -------   -------   -------
LOSS FROM OPERATIONS........................   (768)   (2,557)   (7,154)    (9,795)   (8,479)   (6,403)   (6,855)
Interest, net and other expenses............    (12)      (48)     (144)       156       (59)      (29)     (124)
                                              -----   -------   -------   --------   -------   -------   -------
Net loss....................................  $(780)  $(2,605)  $(7,298)  $ (9,639)  $(8,538)  $(6,432)  $(6,979)
                                              =====   =======   =======   ========   =======   =======   =======
ACCRETION OF PREFERRED STOCK................     --        --       (81)      (274)     (431)     (324)     (330)
NET LOSS ATTRIBUTABLE TO COMMON
  SHAREHOLDERS..............................  $(780)  $(2,605)  $(7,379)  $ (9,913)  $(8,969)  $(6,756)  $(7,309)
                                              =====   =======   =======   ========   =======   =======   =======
LOSS PER COMMON SHARE:
Basic and diluted...........................  $  --   $    --   $    --   $(892.74)  $(57.10)  $(66.82)  $(15.65)
Basic and diluted shares used in
  computation...............................     --        --        --     11,104   157,084   101,099   467,067

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

                                                                AS OF DECEMBER 31,                     AS OF
                                                  ----------------------------------------------   SEPTEMBER 30,
                                                  1995    1996      1997       1998       1999         2000
                                                  ----   -------   -------   --------   --------   -------------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......................  $ 80   $ 1,342   $ 5,091   $ 10,780   $  3,949     $  7,333
Working capital (deficit).......................   (14)    1,500     4,250      9,384      3,524        6,197
Total assets....................................   390     3,577     7,410     14,828      9,343       13,237
Long-term capital lease obligations.............    10       538       782      1,167      1,004          610
Total liabilities...............................   469     1,307     1,820      3,329      3,428        4,085
Redeemable convertible preferred stock..........    --        --    10,372     26,092     26,523       36,589
Convertible preferred stock.....................    --     4,706     5,970      5,951      7,424        7,427
Total shareholders' equity (deficit)............   (79)    2,270    (4,781)   (14,592)   (20,608)     (27,438)

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

                              XYPOINT CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     XYPOINT hosts an operating platform for wireless location, commerce and other value added services, and is a leading provider of enhanced 911 (E-911) services to wireless carriers. XYPOINT's scalable platform incorporates a wireless application development toolkit that can provide access to a wireless subscriber's location information with the permission of the wireless carrier. XYPOINT also designed its technology to enable the extension of web based activities, including e-commerce, to the mobile environment and to assist in the development and provision of additional location-based services and applications. XYPOINT launched commercial E-911 services in 1998 and currently has agreements to provide such services to over 15 wireless carriers located in the United States. E-911 services have represented substantially all of XYPOINT's revenue to date.

     XYPOINT commenced operations on August 12, 1993 as Sentinel Corporation, a Washington corporation, as a Subchapter S corporation. In April 1995, XYPOINT terminated its S Corporation status and became subject to corporate level federal income taxes and certain additional state income taxes. In February 1996, its name was changed to XYPOINT Corporation.

     From inception, XYPOINT has been engaged in research and development on location related technologies. Beginning in 1996, XYPOINT began to devote substantial resources to build a service platform and test the market opportunity for providing E-911 services to wireless carriers. Prior to 1998, XYPOINT was a pre-revenue, development stage enterprise and had not yet completed the development of the technical aspects of its service platform. In 1998, XYPOINT entered into several significant E-911 agreements with wireless carriers and launched the service on a commercial basis. In 1998, when deployment began, XYPOINT began to incur expenditures related to the commercial provision of E-911 services. Such costs are reflected under "Operations Expense" and "Field Marketing and Deployment" in XYPOINT's statements of operations. During 1999, XYPOINT initiated research activities to extend its service platform, through the use of messaging and voice technology, to include wireless connectivity to digital data originating on the Internet and on corporate networks.

     XYPOINT generated total revenue of approximately $239,000 in 1998, $2.2 million in 1999 and $5.6 million for the nine months ended September 30, 2000. XYPOINT had no revenue in 1997. Substantially all revenue to date has been from the provision of E-911 services. XYPOINT incurred net losses of approximately $7.3 million in 1997, $9.6 million in 1998, $8.5 million in 1999 and $7.0 million for the nine months ended September 30, 2000. As of September 30, 2000, XYPOINT had an accumulated deficit of $37.1 million.

REVENUE

     XYPOINT's revenue to date has substantially been derived from the provision of E-911 services. E-911 revenues are earned on a monthly recurring basis and commence when XYPOINT activates E-911 service in a particular area. The amount of revenue

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

received is generally related to the number of subscribers a particular wireless carrier serves in activated areas.

OPERATIONS EXPENSE

     Operations expense consists of costs of personnel and related expenses, data communications costs, and hardware and software maintenance costs, in each case incurred in connection with operating XYPOINT's platform. Operations expense does not include depreciation of equipment.

FIELD MARKETING AND DEPLOYMENT

     Field marketing and deployment consists of costs of personnel and related expenses, such as travel, related to marketing and advising public safety organizations regarding its customers' E-911 service, in addition to actual deployment of the E-911 solution.

RESEARCH AND DEVELOPMENT

     Research and development expenses include costs of personnel and related expenses associated with the research, design, experimentation, development, testing and quality control of XYPOINT's products. As a service bureau, certain of XYPOINT's research and development activities are subject to capitalization under SOP 98-1 ("Software Developed for Internal Use"). XYPOINT's activities to date have been experimental in nature and related to unproven commercial markets. As such, no research and development expenses have been capitalized.

GENERAL AND ADMINISTRATIVE

     General and administrative expenses generally consist of costs of personnel and related expenses associated with administrative functions, as well as expenses associated with professional services, internal telecommunications, facilities expense and human resources. These costs include compensation and benefits, rent, utilities and other facilities costs which are expensed as incurred.

SALES AND MARKETING

     Sales and marketing expenses consist of costs of personnel and related expenses for personnel in sales and marketing functions; and expenses associated with promotional activities, advertising and trade shows.

STOCK OPTION AND WARRANT COMPENSATION

     Stock option and warrant compensation expense consists of expenses associated with stock options granted to employees at less than deemed fair market value and warrants issued to consultants and commercial partners related to commercial service arrangements.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization consists of depreciation and amortization expenses related to property, plant and equipment, including purchased computer software. Depreciation and amortization is computed using the straight-line method over the useful lives of the assets.

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

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1999

     REVENUE. Revenue increased approximately 317% from $1.3 million for the nine months ended September 30, 1999 to $5.6 million for the nine months ended September 30, 2000. The increase in revenue during 2000 resulted primarily from an increase in commercial deployment of XYPOINT's E9-1-1 service. At September 30, 2000, XYPOINT had completed commercial deployments in fifteen states and was generating monthly recurring revenue based on deployments completed of approximately $900,000 per month.

     OPERATIONS EXPENSE AND FIELD MARKETING AND DEPLOYMENT EXPENSE. Operations expense increased approximately 41% from $2.0 million for the nine months ended September 30, 1999 to $2.9 million for the nine months ended September 30, 2000. This amount reflects the increase in expenditures required to support the greater number of active E-911 deployments and the increase in transactions processed on XYPOINT's service platform. Field marketing and deployment expense decreased approximately 26% from $1.0 million for the nine months ended September 30, 1999 to $748,000 for the nine months ended September 30, 2000, primarily as a result of a reduction in field deployment personnel in the second quarter of 1999. On a combined basis these expense categories increased $573,000, or approximately 19%, from 1999 to 2000 compared to the 317% increase in revenue in the same period, reflecting increasing operational leverage as E-911 volume increases.

     RESEARCH AND DEVELOPMENT. Research and development expense increased approximately 137% from $1.2 million for the nine months ended September 30, 1999 to $2.9 million for the nine months ended September 30, 2000. The increase in research and development expenses primarily resulted from research and development efforts associated with XYPOINT's WebWirelessNow services.

     GENERAL AND ADMINISTRATIVE. General and administrative expense increased approximately 37% from $1.4 million for the nine months ended September 30, 1999 to $1.9 million for the nine months ended September 30, 2000. The increase was primarily the result of internal information systems enhancements.

     SALES AND MARKETING. Sales and marketing expense increased approximately 192% from $539,000 for the nine months ended September 30, 1999 to $1.6 million for the nine months ended September 30, 2000. This is primarily the result of XYPOINT building up its sales force, developing sales channels, and increasing its marketing activities significantly as it prepares for the introduction of new services.

     STOCK OPTION AND WARRANT COMPENSATION. Stock option and warrant compensation expense increased from $93,000 for the nine months ended September 30, 1999 to $1.2 million for the nine months ended September 30, 2000 due to accelerated amortization of warrants issued in connection with a commercial service agreement which expired unexercised.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization remained constant at $1.3 million for the nine months ended September 30, 1999 and September 30, 2000. This resulted from capital expenditures related to the E-911 business being approximately equal to assets becoming fully depreciated.

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

     OTHER INCOME (EXPENSE). Other income (expense) increased from an expense of $29,000 for the nine months ended September 30, 1999 to an expense of $124,000 for the nine months ended September 30, 2000. This resulted from lower interest income as invested balances declined.

     YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     REVENUE. Revenue increased to $2.2 million in 1999 from $239,000 in 1998. This increase was primarily the result of increased deployment of XYPOINT's E-911 services. As of December 31, 1999, XYPOINT had monthly recurring revenue of $355,000 and its wireless E-911 services were deployed in eleven states. At December 31, 1998, XYPOINT had completed commercial deployment in two states and was generating monthly recurring revenue based on deployments completed of approximately $80,000.

     OPERATIONS EXPENSE AND FIELD MARKETING AND DEPLOYMENT EXPENSE. Operations expense increased approximately 25% from $2.3 million for 1998 to $2.8 million for 1999. The increase was primarily the result of the higher volume of recurring service provided. Field marketing and deployment expense decreased approximately 25% from $1.6 million for 1998 to $1.2 million for 1999, primarily as a result of XYPOINT adjusting its level of activity to correspond with the then available market opportunity in the wireless E-911 area.

     RESEARCH AND DEVELOPMENT. Research and development expense decreased approximately 4% from $1.9 million for 1998 to $1.8 million 1999. The decrease in research and development expenses primarily resulted from XYPOINT shifting its principal focus from development to deployment and operations.

     GENERAL AND ADMINISTRATIVE. General and administrative expense increased approximately 16% from $1.7 million for 1998 to $2.0 million for 1999. The increase was due to a general increase in overhead activities associated with a growing company.

     SALES AND MARKETING. Sales and marketing expense decreased approximately 49% from $1.3 million for 1998 to $639,000 for 1999. This decrease is primarily the result of adjusting activity to available market opportunity for wireless E-911 service.

     STOCK OPTION AND WARRANT COMPENSATION. Stock option and warrant compensation expense increased from $75,000 for 1998 to $370,000 for 1999 due to warrants granted to consultants and corporate partners.

     RESTRUCTURING CHARGE. A $180,000 restructuring charge was incurred in 1999. This consisted of severance expense related to a reduction in force due to slower deployment of E-911 service. All such costs were fully paid by December 31, 1999.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased approximately 35% from $1.3 million for 1998 to $1.7 million for 1999. This increase primarily resulted from an increase in capital equipment associated with opening two new data centers and a new headquarters facility.

     OTHER INCOME (EXPENSE). Other income (expense) declined from income of $156,000 for 1998 to an expense of $59,000 for 1999. This resulted from lower interest income as invested balances declined and higher interest expense due to greater amounts financed under capital leases.

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

     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     REVENUE. Revenue increased to $239,000 in 1998 from no revenue in 1997. This increase was the result of the initiation of commercial E-911 service in limited geographic areas.

     OPERATIONS EXPENSE AND FIELD MARKETING AND DEPLOYMENT EXPENSE. Operations expense of $2.3 million and field marketing and deployment expense of $1.6 million were incurred in 1998 compared to no such expenses in 1997. These expenses were incurred in connection with the initiation of commercial E-911 services in 1998.

     RESEARCH AND DEVELOPMENT. Research and development expense decreased approximately 35% from $2.9 million for 1997 to $1.9 million for 1998. The decrease in research and development expenses primarily resulted from XYPOINT shifting its principal focus from development to deployment and operations.

     GENERAL AND ADMINISTRATIVE. General and administrative expense decreased approximately 5% from $1.8 million for 1997 to $1.7 million for 1998. The decrease was the result of normal fluctuations in administrative activities.

     SALES AND MARKETING. Sales and marketing expense decreased approximately 11% from $1.4 million for 1997 to $1.3 million for 1998. This decrease is primarily the result of reduced carrier sales activities in the fourth quarter of 1998 as most carriers had decided on a wireless E-911 provider.

     STOCK OPTION AND WARRANT COMPENSATION. Stock option and warrant compensation expense decreased from $328,000 for 1997 to $75,000 for 1998 due to lower amortization of expense related to stock options granted at less than fair market value.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased approximately 68% from $758,000 for 1997 to $1.3 million for 1998. This increase primarily reflects an increase in capital assets in XYPOINT's data center and network operations center.

     OTHER INCOME (EXPENSE). Other income (expense) increased from an expense of $144,000 for 1997 to income of $156,000 for 1998. This resulted from additional interest income as invested balances increased.

INCOME TAXES

     XYPOINT has incurred taxable operating losses since inception and has never paid federal or state income taxes. Therefore, XYPOINT has provided reserves against the full amount of deferred tax assets generated. As of December 31, 1999, XYPOINT had net operating loss carryforwards of approximately $27.4 million which begin to expire in 2007. The utilization of these carryforwards is subject to substantial limitations.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, XYPOINT has financed its operations primarily through private offerings of convertible preferred stock. The aggregate proceeds of such offerings through September 30, 2000, were approximately $42.0 million, net of issuance costs. In addition, XYPOINT has financed operations through capitalized leases. As of September 30, 2000, the principal amounts outstanding under these obligations totaled $1.6 million.

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

     For 1999, 1998, and 1997 XYPOINT used cash for operations of $6.1 million, $8.4 million, and $5.6 million, respectively. In addition, XYPOINT used cash for the purchase of fixed assets of $1.0 million, $441,000, and $500,000, respectively, during the same periods and used cash of $1.26 million, $744,000, and $440,000, respectively, for the payment of capital lease obligations during the same periods. For 1999, 1998 and 1997, XYPOINT financed operations through sales of convertible preferred stock as follows: $1.5 million for 1999, $15.4 million for 1998 and $10.3 million for 1997. In addition, XYPOINT acquired assets by capital lease in the amount of $900,000 for 1999, $1.8 million for 1998 and $1.0 million for 1997. Through December 31, 1999, XYPOINT had $29.8 million of accumulated losses. At December 31, 1999, XYPOINT had cash of $3.9 million and working capital of $3.5 million.

     During the nine months ended September 30, 2000, XYPOINT raised $10.0 million of net proceeds from the sale of its Series E convertible preferred stock in August 2000 and $500,000 from capital leases. For the nine months ended September 30, 2000, XYPOINT used cash of $4.8 million for operations, $939,000 for capital asset purchases, and $894,000 for the payment of capital lease obligations. At September 30, 2000, XYPOINT had cash balances of $7.3 million and working capital of $6.2 million. XYPOINT believes the sale of additional equity securities or other funding sources will be necessary before June 30, 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the SEC staff issued Staff Accounting Bulleting 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 explains how the SEC believes existing rules for revenue recognition should be applied to transactions not specifically addressed by existing rules. In October 2000, the SEC staff issued a Frequently Asked Questions Document ("FAQ") on SAB 101 to assist with implementation questions. XYPOINT will be required to adopt SAB 101 in the fourth quarter of 2000, and based upon a preliminary review of the SAB and the FAQ, management believes the adoption of SAB 101 will have no effect on XYPOINT's reported operating results.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting Derivative Instruments and Hedging Activities. The Statement, which XYPOINT will be required to adopt in January 2001, provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. Management believes that the adoption of Statement 133 will have no effect on XYPOINT's financial statements as the Company currently does not conduct hedging activities or purchase derivative financial instruments.

IMPACT OF YEAR 2000

     During 1999, XYPOINT completed testing of its systems to become Year 2000 compliant, including the installation of Year 2000 software "patches" made available by third party technology providers. XYPOINT did not experience any significant disruptions in mission critical information technology related to its operating technology platform or internal systems and believes these systems successfully responded to the Year 2000 date change. XYPOINT is not aware of any material problems resulting from Year 2000 issues, either with its products, internal systems, or the products and services of third parties. XYPOINT will continue to monitor its mission critical computer systems and those of its

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

suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     XYPOINT has limited exposure to financial market risks, including changes in interest rates. XYPOINT has historically invested its excess cash reserves in overnight repurchase agreements and its interest income is therefore dependent on current rates of interest offered. XYPOINT's long-term debt consists primarily of capital leases which have fixed interest rates; therefore, changes in interest rates will not materially impact its results of operations.

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

                 MANAGEMENT OF TELECOMMUNICATION SYSTEMS, INC.

DIRECTORS AND EXECUTIVE OFFICERS

     The names and ages of TCS' directors and executive officers as of November 30, 2000 were as follows:

                NAME                  AGE                       POSITION
                ----                  ---                       --------
Maurice B. Tose.....................  43    President, Chief Executive Officer and Chairman
                                            of the Board
Richard A. Young....................  53    Executive Vice President and Chief Operating
                                              Officer
Thomas M. Brandt, Jr................  49    Senior Vice President and Chief Financial
                                            Officer
Drew A. Morin.......................  39    Senior Vice President and Chief Technical
                                            Officer
Timothy J. Lorello..................  43    Senior Vice President Network Intelligence
Donald C. Hubbard, Jr...............  43    Senior Vice President of Corporate Development
William J. Todd.....................  50    Senior Vice President of Business Development
                                            and Corporate Affairs
Clyde A. Heintzelman................  62    Director
Andrew C. Barrett...................  59    Director
Richard A. Kozak....................  54    Director
Weldon H. Latham....................  53    Director
Byron F. Marchant...................  43    Director
Timothy P. Bradley..................  39    Director
Daniel Tseung.......................  29    Director

     MAURICE B. TOSE has served as TCS' Chief Executive Officer and Chairman of the Board since December 1999. He has been its President since he founded the company in 1987. From 1986 to 1987, Mr. Tose was Director of U.S. Department of Defense Programs for Techmatics, Inc., a systems integration company. Mr. Tose was a member of the United States Navy for eight years. Currently, he is a Commander in the U.S. Naval Reserves. During his military career, Mr. Tose held various technical management positions on ships at sea as well as staff positions at the U.S. Naval Academy and the U.S. Secretary of Defense. Mr. Tose holds a B.S. degree in Operations Analysis from the U.S. Naval Academy.

     RICHARD A. YOUNG has served as TCS' Executive Vice President and Chief Operating Officer since 1998 and has served TCS in various other capacities since 1992. From 1989 to 1992, Mr. Young was a Senior Manager for ICF Information Technology, Inc., a custom application software company. From 1986 to 1989, Mr. Young served as a member of the United States Navy where he obtained the position of Director of the Information Systems Department for the Naval Recruiting Command. Mr. Young holds a B.S. degree in Engineering from the U.S. Naval Academy and holds a M.S. degree in Information Technology from the Naval Postgraduate School.

     THOMAS M. BRANDT, JR. has served as TCS' Senior Vice President and Chief Financial Officer since joining us in April 1997. Prior to joining TCS, Mr. Brandt was Senior Vice President and the Chief Financial Officer of DIGEX, Inc., an Internet service provider. From 1993 to 1996, Mr. Brandt worked for Price Waterhouse as a director. He currently is on the board of directors of AmericasBank Corp. and Optelecom, Inc. Mr. Brandt is a

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

certified public accountant. He holds a B.A. in Management Science and Economics from Duke University and an M.B.A. from the Wharton School of Business of the University of Pennsylvania.

     DREW A. MORIN has served as TCS' Senior Vice President and Chief Technology Officer since 1995 and has served TCS in various other capacities since 1988. For five years prior to joining TCS, Mr. Morin worked at BDM Corporation, a systems integration company where he designed, developed and implemented communication systems. Mr. Morin holds a B.S. degree in Systems Engineering from the University of Virginia and a M.S. degree in Systems Engineering from George Mason University.

     TIMOTHY J. LORELLO has served as TCS' Senior Vice President -- Network Intelligence since 1999. He served as TCS' Vice President -- Network Intelligence from 1998 to 1999. Previously, he served as TCS' Director of Network Intelligence from 1995 to 1998. From 1983 to 1995, Mr. Lorello worked for AT&T/Bell Labs Network Systems, now known as Lucent Technologies, Inc., where he provided marketing and services to the cellular, PCS, independent and broadband intelligent network industry segments. Mr. Lorello holds a B.S. degree in Physics from the University of Chicago and a M.S. degree in Electrical Engineering from Northwestern University.

     DONALD C. HUBBARD, JR. has served as TCS' Senior Vice President of Corporate Development since August 2000. Prior to joining TCS, Mr. Hubbard was the Chief Financial Officer and Head of Corporate Development of Digiplex, S.A., a unified communications exchange company. From 1999 to 2000, Mr. Hubbard was an investment banker and co-head of the Technology Group at Morgan Stanley. From 1998 to 1999, Mr. Hubbard worked for UBS Warburg as an investment banker and head of the Internet and Software group. From 1992 to 1998, Mr. Hubbard worked for Alex. Brown & Sons as an investment banker in the Merger and Acquisitions and Private Equity Group. Earlier he was a corporate finance attorney with Wilmer, Cutler & Pickering, and an officer in the U.S. Navy's SEAL Teams. Mr. Hubbard holds a B.S. degree from the U.S. Naval Academy and a J.D. degree from the University of Maryland School of Law.

     WILLIAM J. TODD has served as TCS' Senior Vice President of Business Development and Corporate Affairs since September 2000. Prior to joining TCS, Mr. Todd worked in numerous management positions for Bell Atlantic from 1972 to 2000. Mr. Todd also served with Bell Atlantic as a loaned executive to the Rainbow/PUSH Wall Street Project. Mr. Todd holds an A.S. in Electrical Engineering from Temple University.

     CLYDE A. HEINTZELMAN joined TCS' Board of Directors in December 1999. Mr. Heintzelman has been the President of Net2000 Communications Corporation since November 1999. Prior to joining Net2000 Communications Corporation, Mr. Heintzelman was the President and Chief Executive Officer of SAVVIS Communications Corporation, a networking and Internet solutions company. From 1995 to 1998, Mr. Heintzelman was also the President and Chief Operating Officer of DIGEX, Inc. Prior to joining DIGEX, Inc., Mr. Heintzelman was a General Manager for Bell Atlantic Directory Services. Mr. Heintzelman also serves on the Board of Directors of Net2000 Communications Corporation, Optelecom, Inc. and SAVVIS Communications Corporation. Mr. Heintzelman holds a B.A. degree in Marketing from the University of Delaware.

     ANDREW C. BARRETT joined TCS' Board of Directors in May 2000. Mr. Barrett has been the Managing Director of The Barrett Group, Inc., a communications consulting company, since 1997. From 1989 to 1996, Mr. Barrett served as a Commissioner of the Federal

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

Communications Commission. From 1980 to 1989, Mr. Barrett served as a Commissioner of the Illinois Commerce Commission. Mr. Barrett holds a B.A. degree from Roosevelt University of Chicago, a M.A. degree from Loyola University of Chicago and a J.D. degree from DePaul University.

     RICHARD A. KOZAK joined TCS' Board of Directors in December 1999. Mr. Kozak founded and has been the Chief Executive Officer and Chairman of the Board of Directors of 1eEurope, Ltd., formerly Galileo Communications, Ltd., a portfolio of companies focused on providing integrated data, information technology network connectivity and electronic commerce services to mid and large-size companies throughout Europe since 1998. From 1993 to 1997, Mr. Kozak was the President and Chief Executive Officer and member of the Board of Directors of American Communications Services, Inc., now known as e.spire Communications, Inc., which he founded in 1993. Prior to forming American Communications Services, Inc., Mr. Kozak was the President of the Southern Division of MFS Communications, which was acquired by MCI WorldCom. From 1986 through 1989, Mr. Kozak was Vice President and General Manager of Global Messaging Services for GTE Telenet, now part of Sprint International. He holds a B.S. degree in Engineering from Brown University and a M.B.A. in Finance from The George Washington University School of Government and Business Administration.

     WELDON H. LATHAM joined TCS' Board of Directors in December 1999. Mr. Latham has been a senior partner at the law firm of Holland & Knight since July 2000. From 1992 to 2000, Mr. Latham was a partner at the law firm of Shaw Pittman Potts & Trowbridge. From 1986 to 1992, Mr. Latham was a managing partner at the law firm Reed, Smith, Shaw and McClay. From 1981 to 1986, Mr. Latham was the Vice President and General Counsel of Sterling Systems Inc., a software company which was acquired by Planning Research Corporation (PRC). Mr. Latham continued his employment at PRC as the Executive Assistant and Counsel to the Chief Executive Officer and Chairman of the Board. From 1979 to 1981, Mr. Latham was employed as the General Deputy Assistant Secretary at the Department of Housing and Urban Development. Mr. Latham holds a B.A. degree in Business Administration from Howard University and a J.D. degree from Georgetown University Law Center.

     BYRON F. MARCHANT joined TCS' Board of Directors in December 1999. Mr. Marchant has been the Executive Vice President and Chief Administration Officer of BET Holdings, Inc. since 1997. Prior to joining BET, Mr. Marchant was a partner in the law firm Patton Boggs, LLP. From 1995 to 1996, Mr. Marchant was TCS' Senior Vice President and General Counsel. Mr. Marchant holds a B.S. degree from the U.S. Naval Academy and a J.D. degree from the University of Virginia Law School.

     TIMOTHY P. BRADLEY joined TCS' Board of Directors in December 1999. Mr. Bradley co-founded and has been Managing Partner of Signal Equity Partners, L.P., a private equity fund focused on the telecommunication and information technology industries, since 1996. Mr. Bradley also co-founded Signal Partners, LLC, a financial advisory firm. Mr. Bradley was a general partner at the Exeter Group from 1993 to 1996 where he managed a private equity and mezzanine portfolio. Prior to working in the private equity industry, Mr. Bradley practiced law in New York City. Mr. Bradley also currently serves on the Board of Directors of FiberNet Telecom Group, Inc. Mr. Bradley holds a B.A. degree from Yale University, a J.D. degree from New York University School of Law and a M.B.A. degree from Columbia Business School.

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

     DANIEL TSEUNG joined TCS' Board of Directors in December 1999. Mr. Tseung recently joined SUNeVision, a technology company based in Hong Kong. From March 1998 to April 2000, Mr. Tseung was employed as a Director in the Technology and Communications Group of GE Capital Equity Investments, Inc., a private equity investment entity owned by General Electric. From June 1997 to February 1998, Mr. Tseung was an associate at GE Capital. Mr. Tseung holds a B.A. degree from Princeton University and an M.A. degree from Harvard University.

BOARD COMPOSITION

     TCS' Board of Directors consists of eight individuals. Each director is elected for a one-year term at TCS' annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers are appointed by and serve at the discretion of the Board of Directors. There are no family relationships between any of TCS' directors or officers.

COMPENSATION COMMITTEE

     TCS' compensation committee currently consists of Messrs. Clyde A. Heintzelman, Weldon H. Latham and Timothy P. Bradley. The compensation committee recommends, reviews and oversees the salaries of TCS' executive officers as well as the benefits and stock options for all TCS' employees, directors and other individuals compensated by TCS. The compensation committee also administers TCS' incentive compensation and benefit plans.

AUDIT COMMITTEE

     TCS' audit committee currently consists of Messrs. Richard A. Kozak, Byron
F. Marchant and Clyde A. Heintzelman. The audit committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of TCS' independent public accountants, the results and scope of the audits and other services provided by TCS' independent public accountants, the performance of and the fees to be paid to TCS' independent public accountants, TCS' accounting procedures and the adequacy of TCS' internal controls.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of TCS' executive officers has served as a member of the compensation committee, or other committee serving an equivalent function, of any other entity, whose executive officers served as a director of or a member of TCS' compensation committee.

DIRECTOR COMPENSATION

     TCS does not have any established compensation arrangements with its directors. Directors are paid $500 per board or committee meeting attended and are reimbursed for their reasonable expenses incurred in connection with the attendance at board and committee meetings. In the future, TCS may adopt new compensation arrangements for TCS' directors. Directors are eligible to receive options to purchase common stock under TCS' option plans.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table shows all compensation earned in each of the last three years by TCS' Chief Executive Officer and TCS' four other most highly paid executive officers whose annual salary and bonus exceeded $100,000 in the

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

fiscal year ended December 31, 1999. The following table includes payments made to each of these executive officers in lieu of accrued vacation in the column captioned "Other Annual Compensation" and matching contributions made by TCS under its 401(k) plan and health and life insurance premiums paid by TCS' in the "All Other Compensation" column. Mr. Brandt joined TCS in April 1997.

                                                                           LONG-TERM
                                                                          COMPENSATION
                                             ANNUAL COMPENSATION          ------------
                                      ---------------------------------    SECURITIES
                                                           OTHER ANNUAL    UNDERLYING     ALL OTHER
 NAME AND PRINCIPAL POSITION   YEAR    SALARY     BONUS    COMPENSATION     OPTIONS      COMPENSATION
 ---------------------------   ----   --------   -------   ------------   ------------   ------------
Maurice B. Tose..............  1999   $300,000   $53,500     $29,447             --        $15,942
President, Chief Executive     1998    344,776        --      25,913             --         15,152
  Officer and Chairman         1997    313,717        --      24,231             --          8,629
  of the Board
Richard A. Young.............  1999    195,000     5,150      15,001             --         12,013
Executive Vice President and   1998    193,406        --      14,604        113,678         11,111
  Chief Operating Officer      1997    182,250        --      14,020        173,995          5,944
Thomas M. Brandt, Jr.........  1999    159,406     2,000       2,956        137,672         12,222
Senior Vice President and      1998    150,000        --          --         78,592         11,620
  Chief Financial Officer      1997     48,750        --          --         65,244          2,465
Drew A. Morin................  1999    151,968     2,000      11,058             --         11,366
Senior Vice President and      1998    148,751        --       8,413             --         13,012
  Chief Technical Officer      1997    134,584        --       5,538        869,973          5,654
Timothy J. Lorello...........  1999    151,968     3,375      14,423             --          7,222
Senior Vice President --       1998    150,000        --       9,014        143,258          6,371
  Network Intelligence         1997    121,354        --       4,632        521,984          5,944

OPTIONS GRANTS DURING 1999

     The following table sets forth information regarding options granted to TCS' named executive officers during the fiscal year ended December 31, 1999. TCS granted these incentive stock options under its Amended and Restated 1997 Stock Incentive Plan. The options have ten-year terms, subject to earlier termination upon death, disability or termination of employment, and vest 30% on July 29, 1999, 20% on July 29, 2000, 20% on July 29, 2001, 20% on July 29, 2002
and 10% on July 29, 2003. TCS recommends caution in interpreting the financial significance of the figures in the following table representing the potential realizable value of the stock options. They are calculated by multiplying the number of options granted by the difference between a future hypothetical stock price and the option exercise price and are shown pursuant to rules of the Securities and Exchange Commission. They are not intended to forecast possible future appreciation, if any, of TCS stock price or to establish a present value of options. Actual gains, if any, on

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

stock option exercises will depend on the future performance of TCS Class A common stock.

                                          INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                         ---------------------------------------------------      VALUE AT ASSUMED
                                       PERCENT OF                                  ANNUAL RATES OF
                         NUMBER OF    TOTAL OPTIONS                                  STOCK PRICE
                         SECURITIES    GRANTED TO                                 APPRECIATION FOR
                         UNDERLYING     EMPLOYEES     EXERCISE                       OPTION TERM
                           OPTION       IN FISCAL     PRICE PER   EXPIRATION   -----------------------
         NAME             GRANTED        YEAR(1)        SHARE        DATE        5%($)        10%($)
         ----            ----------   -------------   ---------   ----------   ----------   ----------
Maurice B. Tose........        --           --             --           --             --           --
Richard A. Young.......        --           --             --           --             --           --
Thomas M. Brandt,
  Jr. .................   137,672         10.7%         $1.28      4/01/09     $3,676,150   $5,656,562
Drew A. Morin..........        --           --             --           --             --           --
Timothy J. Lorello.....        --           --             --           --             --           --

------------------------------

(1) Based upon options to purchase an aggregate of 1,290,894 shares of TCS' Class A common stock granted to employees in 1999.

YEAR-END OPTION VALUES

     The following table provides information about options held by the named executive officers as of December 31, 1999. No options were exercised by any named executive officer or director during 1999. The value of unexercised in-the-money options at year-end is based on the initial public offering price of $17.00 per share, less the exercise price per share, multiplied by the number of shares underlying the options.

                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                      OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                   DECEMBER 31, 1999             DECEMBER 31, 1999
                                              ---------------------------   ---------------------------
                    NAME                      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                    ----                      -----------   -------------   -----------   -------------
Maurice B. Tose.............................         --             --               --            --
Richard A. Young............................    149,868        137,805      $ 2,528,273    $2,324,770
Thomas M. Brandt, Jr........................     97,500        184,008        1,588,275     2,997,490
Drew A. Morin...............................    869,973             --       14,772,142            --
Timothy J. Lorello..........................    370,493        294,749        6,268,742     4,987,153

BENEFIT PLANS

STOCK INCENTIVE PLAN

     In 1997, TCS adopted a stock incentive plan to promote its long-term growth and profitability by providing its employees, directors and consultants with incentives to improve stockholder value and to contribute to our growth and financial success. The plan was amended and restated in April, 2000. TCS believes the plan will assist it in attracting, retaining and rewarding the best available people. Unless terminated earlier or amended by TCS' Board of Directors, the plan will terminate on April 11, 2010. A total of 8,904,110 shares of TCS Class A common stock have been reserved for issuance under the plan. Options to purchase 3,285,088 shares of TCS Class A common stock are outstanding at a weighted average exercise price of $4.01 per share, 3,408,804 shares have been issued upon exercise of outstanding options and 2,210,218 shares remained available for future grant. No more than an aggregate of 8,904,110 shares of TCS Class A common stock, plus the number of any shares surrendered to us in connection with any award, may be issued under stock incentive plan awards. These share amounts may be adjusted for future stock dividends, spin-offs, split-ups, recapitalizations, mergers, consolidations, business combinations, exchanges of shares and the like. TCS' Board of Directors has the authority to amend or terminate the plan at anytime.

     The compensation committee of TCS' Board of Directors has been given broad authority to administer the plan and determine the size and terms of all awards under the plan, including the number of shares subject to the option, exercise price, term and exercisability. The compensation committee may grant the following types of awards under TCS' plan to its employees, officers, directors and consultants:

     - incentive and nonstatutory stock options;

     - stock appreciation rights;

     - restricted and unrestricted stock awards;

     - phantom stock awards;

     - performance awards; and

     - other stock-based awards.

     The following is a summary of the types of awards that TCS may grant under its stock incentive plan:

     Stock Options. The compensation committee may grant options to purchase shares of TCS Class A common stock intended to qualify as incentive stock options under the Internal Revenue Code and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the compensation committee, but the exercise price of any incentive stock option may not be less than the fair market value of TCS Class A common stock on the date of grant.

     The term of each option will be fixed by the compensation committee, but the term of any incentive stock option may not exceed 10 years from the date of grant. The compensation committee will determine the vesting of each option and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may vest in installments. The vesting of options may be accelerated by the compensation committee. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by the optionee.

     To exercise an option, the optionee must pay the exercise price in full either in cash or cash equivalents or by delivery of shares of common stock already owned by the optionee. The exercise price may also be delivered by a broker under irrevocable instructions to the broker from the optionee. As of November 30, 2000, TCS had incentive stock options to purchase 2,745,009 shares of TCS Class A common stock outstanding, non-qualified stock options to purchase 540,079 shares of TCS Class A common stock outstanding and 3,408,804 shares of TCS Class A common stock had been issued upon exercise of stock options granted.

     Stock Appreciation Rights. The compensation committee may grant a right to receive a number of shares, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares of TCS Class A common stock underlying the right during a period specified by the compensation committee. The compensation committee may grant these stock appreciation rights alone or in connection with stock options. Upon exercise of a stock appreciation right that is related to a stock option, the holder will surrender the option for the number of shares as to which the stock appreciation right is exercised and will receive payment of an amount computed as described in the stock appreciation right award. A stock appreciation right granted in connection with a stock option will usually be exercisable at the time or times, and only to

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

the extent that, the related stock option is exercisable and will not be transferable except to the extent the related option is transferable. As of November 30, 2000, the compensation committee had not awarded any stock appreciation rights.

     Restricted and Unrestricted Stock. The compensation committee may also award shares of TCS Class A common stock to participants. These stock awards may be conditioned on the achievement of performance goals and/or continued employment with TCS through a specified restriction period. If the performance goals and any other restrictions are not attained, the holder will forfeit his or her restricted shares. The compensation committee may also grant shares of TCS' Class A common stock that are free from any restrictions under the stock incentive plan. Unrestricted shares of TCS' Class A common stock may be issued to participants in recognition of past services or in lieu of cash compensation. The purchase price, if any, for shares of TCS Class A common stock under stock awards will be determined by the compensation committee. As of November 30, 2000, the compensation committee had not awarded any restricted or unrestricted shares of TCS Class A common stock.

     Phantom Stock Awards. The compensation committee may also grant phantom stock awards to participants. These awards are contractual rights that are equivalent in value to, but not actual shares of, TCS Class A common stock. Phantom stock awards may be conditioned on the achievement of performance goals and/or continued employment with TCS through a specified date. The compensation committee will determine the time or times when a participant will be paid the value of the phantom stock award, and the payment may be in cash, in shares of TCS Class A common stock or in a combination of cash and shares of TCS Class A common stock. Because phantom stock awards are not actual shares of TCS' Class A common stock, they do not have any voting rights. As of November 30, 2000, the compensation committee had not granted any phantom stock awards.

     Performance Stock Awards. The compensation committee may also grant performance stock awards to receive shares of TCS Class A common stock upon achievement of performance goals and other conditions determined by the compensation committee. As of November 30, 2000, the compensation committee had not granted any performance stock awards.

     Other Stock-Based Awards. The compensation committee is authorized to grant to participants other awards that may be based on or related to TCS Class A common stock or other securities. These could include:

     - convertible or exchangeable debt securities;

     - other rights convertible or exchangeable into shares;

     - purchase rights for shares or other securities; and

     - incentive awards with value and payment contingent upon performance.

     The compensation committee will determine whether other stock-based awards will be paid in shares of TCS Class A common stock, other securities, cash or in some combination. As of November 30, 2000, the compensation committee had not granted any other stock-based awards.

EMPLOYEE STOCK PURCHASE PLAN

     In April, 2000, TCS adopted an employee stock purchase plan. The purchase plan, which became effective upon its adoption by TCS' Board of Directors, provides for the

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

issuance of up to 684,932 shares of TCS Class A common stock. This plan, which is intended to qualify under Section 423 of the Internal Revenue Code, provides TCS' employees with an opportunity to purchase shares of TCS' Class A common stock through payroll deductions.

     The compensation committee of TCS' Board of Directors has been given broad authority to administer its purchase plan. All of TCS' employees, including directors who are employees, are eligible to participate in the purchase plan. Options to purchase TCS Class A common stock will be granted on the first trading day on or after February 1 of each year, or such other date as determined by the compensation committee. Each option will terminate on the last trading day of a period specified by the compensation committee and no option period will be longer than 27 months in duration. Subsequent option periods of equal duration will consecutively follow, unless the compensation committee determines otherwise.

     Each option represents a right to purchase shares of TCS Class A common stock. The compensation committee determines the purchase price of each share of Class A common stock, provided that the purchase price will never be less than the lesser of 85% of the fair market value of shares of TCS Class A common stock at the beginning or end of the option period.

     Any employee who immediately after a grant owns 5% or more of the total combined voting power or value of TCS' capital stock may not be granted an option to purchase Class A common stock under the purchase plan. Participation may also be limited where rights to purchase stock under all other purchase plans accrue at a rate which exceeds $25,000 of the fair market value of TCS Class A common stock for each calendar year.

401(K) PLAN

     TCS has adopted a 401(k) plan in which all eligible employees are entitled to make pre-tax contributions. This plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by TCS to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan, and so that contributions by TCS, if any, will be deductible by TCS when made. All full-time employees become eligible for participation in the plan on the date of their employment. Eligible participants can elect to make contributions to the plan and such contribution amounts are subject to certain limitations under the Internal Revenue Code. On a discretionary basis, TCS may match contributions made by participating employees under the plan. As of June 15, 2000, TCS has been making contributions to participants in the plan in an amount equal to 50% of the amount of the participating employee's contribution, up to a maximum of 15% percent of such employee's salary. At the direction of each employee participating in TCS' plan, TCS invests the assets of the plan in any of 35 investment options. TCS' contributions under the plan were approximately $0.2 million and $0.4 million in 1998 and 1999, respectively.

EMPLOYMENT AGREEMENTS

     TCS currently does not have any employment agreements with its named executive officers.

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

        CERTAIN TRANSACTIONS RELATING TO TELECOMMUNICATION SYSTEMS, INC.

SALES OF TCS SECURITIES

     Pursuant to a stock purchase agreement dated December 14, 1999, TCS sold 1,706,000 shares of TCS Series A preferred stock to each of GE Capital Equity Investments, Inc. (GE Capital) and Signal Equity Partners, L.P. (Signal Equity) on substantially the same terms and conditions for an aggregate purchase price of $10.0 million. The outstanding shares of the Series A preferred stock converted into an aggregate of 3,505,479 shares of TCS Class A common stock, or TCS Common Stock, immediately upon the completion of its initial public offering. In connection with the stock purchase agreement, TCS granted GE Capital and Signal Equity each the right to select in August, 2000 a director upon the closing of the transaction. Signal Equity's selection is Timothy Bradley. GE Capital's selection, Daniel Tseung, recently resigned from GE Capital and GE Capital has chosen not to designate a successor to TCS' Board of Directors. Daniel Tseung continues to serve on TCS' Board of Directors. The right of each of GE Capital and Signal Equity to select a director terminated upon the consummation of TCS' initial public offering.

TRANSACTION WITH TIMOTHY J. LORELLO

     In August 1999, TCS loaned Timothy J. Lorello, its Senior Vice
President -- Network Intelligence, $125,000, evidenced by a promissory note bearing interest at the applicable federal rate per annum. In that connection, Mr. Lorello executed a Stock Option Cancellation Agreement in which he agreed to cancel 102,740 of his options to purchase shares of TCS Common Stock. Pursuant to the agreement, one-third of his loan is forgiven and one-third of his options are canceled annually over three years. This annual loan forgiveness and cancellation of options is contingent upon Mr. Lorello's continued employment. The balance of the loan is immediately due and payable if Mr. Lorello ceases to be one of TCS' employees.

TRANSACTIONS WITH MAURICE B. TOSE

     On December 10, 1999, Maurice B. Tose, TCS' President, Chief Executive Officer and Chairman of the Board, borrowed approximately $1.4 million from Bank of America. Concurrently, Mr. Tose loaned TCS approximately $1.4 million evidenced by a promissory note bearing interest at 7.32% per annum. On December 13, 1999, TCS deposited approximately $1.4 million in a certificate of deposit at Bank of America as security for its indebtedness to Mr. Tose. The certificate of deposit will mature on January 31, 2001. Until December 14, 1999, TCS qualified and had elected to be treated as a Subchapter S corporation for federal and state income tax purposes. An S corporation's losses may be used by the corporation's stockholders on their personal tax returns to offset salary and other taxable income to the extent of the stockholder's "basis" in the corporation, or the amount the stockholder has "at risk" in the corporation. The aforementioned loan transaction was conducted to increase Mr. Tose's basis in TCS and thereby facilitate his ability to offset his salary and other taxable income with TCS' losses in order to reduce his personal income tax liability.

     TCS recently entered into discussions with Annapolis Partners, LLC regarding the possible relocation of its headquarters in Annapolis, Maryland. Annapolis Partners is a recently formed limited liability company in which Mr. Tose has a significant equity interest. Annapolis Partners has been selected by Anne Arundel County, Maryland to redevelop a 42-acre waterfront site in Annapolis, Maryland formerly operated by the U.S.

Navy. TCS anticipates spending approximately $0.2 million to develop architectural plans for the new headquarters. Some or all of this amount may be paid to Annapolis Partners. The parties have agreed that should TCS enter into a lease for office space at the site, Annapolis Partners will reimburse TCS for all of these costs either in the form of a cash reimbursement or through a reduction of future rent.

TRANSACTION WITH ANDREW C. BARRETT

     On May 30, 2000, TCS entered into a consulting agreement with The Barrett Group, Inc., a communications consulting company controlled by Andrew C. Barrett. Mr. Barrett serves on TCS' Board of Directors. The Barrett Group will perform consulting services relating to business development opportunities available to TCS. The agreement has a 12-month term. The agreement requires TCS to pay The Barrett Group the sum of $6,000 per month.

TRANSACTION WITH DONALD C. HUBBARD, JR.

     On December 5, 2000, TCS loaned Donald C. Hubbard, Jr., its Senior Vice President of Corporate Development, $1,270,000 evidenced by a promissory note bearing interest at 6.75% per annum. In that connection, Mr. Hubbard executed and delivered a Stock Pledge Agreement pledging as security for the loan 250,000 of his options to purchase shares of TCS Common Stock and to cancel such shares if he fails to repay the loan when due. Mr. Hubbard's option is exercisable at a price of $22.06 per share. The note will be repaid in five annual installments of 25%, 25%, 20%, 20% and 10%, respectively, beginning on the first anniversary of the date of execution. The balance of the loan is immediately due and payable if Mr. Hubbard ceases to be a TCS employee.

REGISTRATION RIGHTS

     On December 14, 1999, TCS entered into a Registration Rights Agreement in which TCS granted certain registration rights to stockholders and warrant holders, including GE Capital and Signal Equity, holding an aggregate of 3,505,480 shares of TCS Common Stock. Pursuant to the agreement, these stockholders have the right, subject to certain restrictions set forth in the agreement and in lock-up agreements that these stockholders have signed relating to TCS' initial public offering, to require that TCS registers, at its expense, on no more than two occasions, any or all of the shares of their TCS Common Stock that were issued upon the conversion of their Series A preferred stock. In addition to these demand registration rights, and subject to certain restrictions set forth in the agreement, these stockholders may require TCS to file an unlimited number of registration statements on Form S-3 under the Securities Act once that form is available for TCS' use, which is generally one year after TCS' initial public offering. In each case, the managing underwriter has the right to limit the number of securities registered in such required registration.

     The agreement also provides that, if at any time TCS proposes to register any of its securities under the Securities Act for sale to the public (other than securities issued in connection with acquisitions), the stockholders who are parties to the agreement will be entitled to notice of the registration and will have the right to include their shares in the registration provided that the managing underwriter will have the right to limit the number of securities included in the registration. TCS must pay for all expenses in connection with these registrations, other than underwriters' discounts and commissions.

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

           PRINCIPAL STOCKHOLDERS OF TELECOMMUNICATION SYSTEMS, INC.

     The following table sets forth information regarding beneficial ownership of TCS Common Stock as of November 30, 2000 by:

     - each person who owns beneficially more than 5% of the outstanding shares of TCS Class A or Class B common stock;

     - each director and each executive officer named in the summary compensation table; and

     - all TCS directors and executive officers as a group.

     Unless otherwise indicated below, to TCS' knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of TCS Class A common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 30, 2000. The shares issuable pursuant to these options are deemed outstanding for computing the percentage ownership of the person holding these options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

                                                              PERCENTAGE OF
                                                                 SHARES             PERCENTAGE OF
                                                           BENEFICIALLY OWNED          SHARES
                                   SHARES BENEFICIALLY        PRIOR TO THE       BENEFICIALLY OWNED
                                          OWNED                  MERGER           AFTER THE MERGER
 NAME AND ADDRESS OF BENEFICIAL   ----------------------   -------------------   -------------------
            OWNER(1)              A SHARES     B SHARES    A SHARES   B SHARES   A SHARES   B SHARES
 ------------------------------   ---------   ----------   --------   --------   --------   --------
Maurice B. Tose(2)..............    347,990   10,787,671      2.5%      100%        1.9%      100%
Richard A. Young(3).............    142,196           --      1.0        --           *        --
Thomas M. Brandt, Jr.(4)........    148,667           --      1.1        --           *        --
Drew A. Morin(5)................    852,854           --      6.2        --         4.7        --
Timothy J. Lorello(6)...........    409,975           --      3.0        --         2.3        --
Clyde A. Heintzelman(7).........     30,514           --        *        --           *        --
Andrew C. Barrett...............         --           --       --        --          --        --
Richard A. Kozak(7).............     37,449           --        *        --           *        --
Weldon H. Latham(7).............     30,514           --        *        --           *        --
Byron F. Marchant(7)............     30,514           --        *        --           *        --
Timothy P. Bradley (8)..........  1,752,740           --     12.8        --         9.7        --
Daniel Tseung (7)...............      7,706           --        *        --           *        --
Signal Equity Partners,
  L.P.(9).......................  1,752,740           --     12.8        --         9.7        --
GE Capital Equity Investments,
  Inc.(10)......................  1,752,740           --     12.8        --         9.7        --
All directors and executive
  officers as a group (12
  persons)(11)..................  5,543,859   10,787,671     39.4%      100%       30.2%      100%

------------------------------
 *   Less than 1%
(1) Except as set forth herein, the business address of the named beneficial owner is c/o TeleCommunication Systems, Inc., 275 West Street, Annapolis, Maryland 21401.
(2) Under the rules of the Securities and Exchange Commission, Mr. Tose is deemed to beneficially own 173,995 shares of TCS Common Stock owned by Teresa M.S. Layden, Mr. Tose's wife. Additionally, Mr. Tose is deemed to beneficially own 173,995 shares of TCS

     Class A common stock held in a trust for the benefit of Mr. Tose's and Ms. Layden's extended family. Mr. Tose disclaims beneficial ownership of all of these shares.
(3) Under the rules of the Securities Exchange Commission, Mr. Young is deemed to beneficially own 50,000 shares of TCS Common Stock held in a trust for the benefit of Mr. Young's wife and children. Mr. Young disclaims beneficial ownership of all of these shares.
(4) Consists of 56,302 shares of TCS Common Stock issuable upon the exercise of stock options. Under the rules of the Security Exchange Commission, Mr. Brandt is deemed to beneficially own 51,370, 8,562 and 8,562 shares of TCS Common Stock, respectively, held in three separate trusts for the benefit of Mr. Brandt's wife and children. Mr. Brandt disclaims beneficial ownership of all of these shares.
(5) Under the rules of the Security Exchange Commission, Mr. Morin is deemed to beneficially own 256,854 shares of TCS Common Stock held in a trust for the benefit of Mr. Morin's wife and children. Mr. Morin disclaims beneficial ownership of all of these shares.
(6) Consists of 153,126 shares of TCS Common Stock issuable upon the exercise of stock options. Under the rules of the Securities Exchange Commission, Mr. Lorello is deemed to beneficially own 256,849 shares of TCS Common Stock held in a trust for the benefit of Mr. Lorello's wife and children. Mr. Lorello disclaims beneficial ownership of all these shares.
(7) Consists of shares of TCS Class A common stock issuable upon the exercise of stock options.
(8) Consists of shares of TCS Class A common stock owned by Signal Equity Partners, L.P. (Signal Equity). Mr. Bradley is Signal Equity's representative on TCS' Board of Directors. Therefore, beneficial ownership of the shares of our Class A common stock owned by Signal Equity is attributed to Mr. Bradley. The address of Mr. Bradley and Signal Equity is 10 East 53rd Street, New York, New York 10022.
(9) The address of Signal Equity Partners, L.P. is 10 East 53rd Street, New York, New York 10022.
(10) The address of GE Capital Equity Investments, Inc. is 260 Long Ridge Road, Stamford, Connecticut 06927.
(11) Includes an aggregate of 346,125 shares of Class A common stock issuable upon exercise of options exercisable within 60 days of November 30, 2000.

                               XYPOINT MANAGEMENT

EXECUTIVE OFFICER

     Kenneth A. Arneson will serve as the Senior Vice President - Chief Strategy Officer of TCS after the merger. No XYPOINT officer or director will serve as a member of the board of directors of TCS after the merger. Mr. Arneson has served as XYPOINT's President and Chief Executive Officer and as a member of XYPOINT's board of directors since February 1996. From 1987 until joining XYPOINT, Mr. Arneson worked for AT&T Wireless Services Inc. (formerly McCaw Cellular Communications, Inc.) in a variety of positions. From 1993 to 1996, he was Vice President of Business Development in the Messaging Division. From 1990 to 1992, he was its Chief Information Officer and from 1991 to 1992 he was also its Chief Financial Officer. Mr. Arneson graduated from Washington State University with a B.A. in Accounting in 1980 and is 42 years old.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table shows all compensation earned in 1999 by Mr. Arneson. The amount included in All Other Compensation consists of health and life insurance premiums paid by XYPOINT on behalf of Mr. Arneson.

                                                                               LONG-TERM
                                                                              COMPENSATION
                                                ANNUAL COMPENSATION           ------------
                                         ----------------------------------    SECURITIES
                                                               OTHER ANNUAL    UNDERLYING     ALL OTHER
              NAME                YEAR    SALARY     BONUS     COMPENSATION     OPTIONS      COMPENSATION
              ----                ----   --------   --------   ------------   ------------   ------------
Kenneth A. Arneson..............  1999   $135,000   $     --     $     --            --         $7,609

     OPTIONS GRANTS DURING 1999. XYPOINT granted no options to Mr. Arneson in 1999.

     YEAR-END OPTION VALUES. The following table provides information about options held by Mr. Arneson as of December 31, 1999. No options were exercised by Mr. Arneson during 1999. The value of unexercised in-the-money options at year-end is based on the price of XYPOINT common stock on December 31, 1999 of $0.54 per share as determined by the compensation committee of the XYPOINT board of directors, less the exercise price per share, multiplied by the number of shares underlying the options.

                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                       OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                    DECEMBER 31, 1999             DECEMBER 31, 1999
                                               ---------------------------   ---------------------------
                    NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                    ----                       -----------   -------------   -----------   -------------
Kenneth A. Arneson...........................   3,000,000             --     $1,230,000             --

CERTAIN TRANSACTIONS RELATING TO XYPOINT

     XYPOINT and Mr. Arneson are parties to an employment agreement dated February 5, 1996, later amended on April 15, 1997 and again on August 2, 2000, that, among other things, provides for one year's severance if Mr. Arneson is terminated within one year of a change of control for a reason other than for cause. This agreement expires on June 30, 2002. TCS expects to enter into an employment agreement with Mr. Arneson in connection with the merger.

                 PRINCIPAL SHAREHOLDERS OF XYPOINT CORPORATION

     The following table sets forth information regarding the beneficial ownership of XYPOINT capital stock as of November 17, 2000 by:

     - each person or entity known by XYPOINT to beneficially own more than 5% of the outstanding shares of XYPOINT common stock, XYPOINT preferred stock and both classes of XYPOINT capital stock combined;

     - each executive officer and director of XYPOINT; and

     - all executive officers and directors of XYPOINT as a group.

     Unless otherwise indicated below, to XYPOINT's knowledge, all persons named in the table have sole voting and investment power with respect to their shares of capital stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each beneficial owner listed below is c/o XYPOINT Corporation, 2200 Alaskan Way, 2nd Floor, Seattle, Washington 98121. The table below reflects the shareholdings on an as-converted basis.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Percentage of beneficial ownership is based on the following number of shares of XYPOINT capital stock outstanding as of November 17, 2000 on an as-converted basis, including all options and warrants for XYPOINT stock currently exercisable or exercisable within 60 days after November 17, 2000 (assuming no acceleration of vesting of options in connection with the merger), which in aggregate equal 45,032,081 shares of capital stock:

     - 5,762,870 shares of common stock;

     - 5,000,000 shares of Series A preferred stock;

     - 6,660,216 shares of Series B preferred stock;

     - 10,341,548 shares of Series C preferred stock;

     - 582,952 shares of Series D preferred stock;

     - 6,767,014 shares of Series E preferred stock; and

     - 9,917,482 shares of Series X Junior preferred stock.

     As of November 17, 2000, there were approximately 47 holders of XYPOINT common stock, 64 holders of XYPOINT's Series A preferred stock, 58 holders of XYPOINT's Series B preferred stock, 28 holders of XYPOINT's Series C preferred stock, 10 holders of XYPOINT's Series D preferred stock, 9 holders of XYPOINT's Series E preferred stock and 110 holders of Series X Junior preferred stock. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of XYPOINT capital stock shown as beneficially owned by them, subject to community property laws where applicable.

                                             XYPOINT                   XYPOINT                    TOTAL
                                           COMMON STOCK            PREFERRED STOCK           XYPOINT SHARES
                                        BENEFICIALLY OWNED       BENEFICIALLY OWNED        BENEFICIALLY OWNED
                                      ----------------------   -----------------------   -----------------------
                                      NUMBER OF                NUMBER OF                 NUMBER OF
NAME AND ADDRESS OF BENEFICIAL OWNER   SHARES     PERCENTAGE     SHARES     PERCENTAGE     SHARES     PERCENTAGE
------------------------------------  ---------   ----------   ----------   ----------   ----------   ----------
Named executive officers and
  directors
  Scott Anderson(1)...                  57,500       10.7%        116,279         *         173,779         *
  Kenneth Arneson(2)...               2,649,500      84.6%             --         *       2,649,500       6.5%
  Gregg Blodgett(3)...                 421,666       46.7%             --         *         421,666       1.1%
  John Carleton(4)...                   15,000        3.0%      1,513,427       4.0%      1,528,427       4.0%
  Reuven Carlyle(5)...                 375,000       43.8%             --         *         375,000       1.0%
  John Clark(6)...                     412,499       46.2%             --         *         412,499       1.1%
  Lawrence Corvari(7)...               500,000       51.0%         25,000         *         525,500       1.4%
  Richard M. Johnston(8)...             17,500        3.5%             --         *          17,500         *
  Greg Kleven(9)...                    100,000       20.8%         23,740         *         123,740         *
  Joseph Manzinger(10)...               57,500       10.7%      9,081,771      24.1%      9,139,271      23.9%
  Terry Scott(11)...                    77,500       13.9%             --         *          77,500         *
Other 5% Shareholders
  The Hillman Company Entities(10)..    57,500       10.7%      9,081,771      24.1%      9,139,271      23.9%
    1900 Grant Building
    319 Grant Street, 19th Floor
    Pittsburgh, PA 15219-2300
  William Clise(12)...                      --          *       3,163,501       8.4%      3,163,501       8.3%
    1849 N.W. Roundhill Circle
    Seattle, WA 98177
  Jill Schmidt Crowson(13)...               --          *       2,894,001       7.7%      2,894,001       7.6%
    8930 N.E. 13th Street
    Clyde Hill, WA 98004
  TLcom Capital Partners
    Limited(14)...                          --          *       2,435,065       6.5%      2,435,065       6.4%
    Klienwort Benson House
    P.O. Box 76, West Centre, St.
      Helier
    JE4 8PQ, Jersey-Channel Islands
    Great Britain
  Georgica Partners(15)...                  --          *       2,285,697       6.1%      2,285,697       6.0%
    152 West 57th Street, 46th Floor
    New York, NY 10019
  Critical Path, Inc.(16)...                --          *       1,948,051       5.2%      1,948,051       5.1%
    320 First Street
    San Francisco, CA 94105
  Chartwell Capital Investors(17)...        --          *       1,955,448       5.2%      1,955,448       5.1%
    One Independent Drive, Suite
      3120
    Jacksonville, FL 32202
All directors and executive officers
  as group (11 people)(18)...         4,684,165      92.5%     10,760,217      28.4%     15,444,382      36.0%

                                         TCS COMMON STOCK
                                        BENEFICIALLY OWNED
                                         AFTER THE MERGER
                                      -----------------------
                                        NUMBER     PERCENTAGE
                                      OF CLASS A   OF CLASS A
NAME AND ADDRESS OF BENEFICIAL OWNER    SHARES       SHARES
------------------------------------  ----------   ----------
Named executive officers and
  directors
  Scott Anderson(1)...                   21,475          *
  Kenneth Arneson(2)...                 440,161        2.6%
  Gregg Blodgett(3)...                   70,051          *
  John Carleton(4)...                   127,010          *
  Reuven Carlyle(5)...                   62,299          *
  John Clark(6)...                       68,528          *
  Lawrence Corvari(7)...                 84,613          *
  Richard M. Johnston(8)...               2,907          *
  Greg Kleven(9)...                      18,549          *
  Joseph Manzinger(10)...               882,215        5.4%
  Terry Scott(11)...                     12,875          *
Other 5% Shareholders
  The Hillman Company Entities(10)..    882,215        5.4%
    1900 Grant Building
    319 Grant Street, 19th Floor
    Pittsburgh, PA 15219-2300
  William Clise(12)...                  148,286          *
    1849 N.W. Roundhill Circle
    Seattle, WA 98177
  Jill Schmidt Crowson(13)...           135,653          *
    8930 N.E. 13th Street
    Clyde Hill, WA 98004
  TLcom Capital Partners
    Limited(14)...                      219,723        1.4%
    Klienwort Benson House
    P.O. Box 76, West Centre, St.
      Helier
    JE4 8PQ, Jersey-Channel Islands
    Great Britain
  Georgica Partners(15)...              234,369        1.4%
    152 West 57th Street, 46th Floor
    New York, NY 10019
  Critical Path, Inc.(16)...            175,778        1.1%
    320 First Street
    San Francisco, CA 94105
  Chartwell Capital Investors(17)...    142,598          *
    One Independent Drive, Suite
      3120
    Jacksonville, FL 32202
All directors and executive officers
  as group (11 people)(18)...         1,790,684       10.5%

------------------------------

 * Represents beneficial ownership of less than 1% of the outstanding shares of the specified class of series of XYPOINT or TCS capital stock.
(1) Includes (i) 57,500 shares subject to an option to purchase common stock held by Mr. Anderson which is presently exercisable and (ii) 116,279 shares of Series C preferred stock held by Cedar Grove Investments, LLC. Mr. Anderson is a director of XYPOINT and an affiliate of Cedar Grove Investments, LLC.
(2) Consists of 2,649,500 shares subject to an option to purchase common stock which is presently exercisable.
(3) Consists of 421,666 shares subject to an option to purchase common stock, of which 383,333 are presently exercisable and 38,333 are exercisable within 60 days of November 17, 2000.
(4) Consists of (i) 15,000 shares subject to an option to purchase common stock which is presently exercisable, (ii) 80,746 shares of preferred stock (50,000 of which are Series A preferred stock and 30,746 of which are Series B preferred stock) held by Mr. John

    Carleton, (iii) 1,146,450 shares of preferred stock (315,000 of which are Series A preferred stock, 193,700 of which are Series B preferred stock, 581,396 of which are Series C preferred stock, and 56,354 of which are Series X Junior preferred stock) and warrants to purchase 130,000 shares of Series X Junior preferred stock held by The Benaroya Capital Company, of which Mr. Carleton is a Senior Vice President, and (iv) 47,223 shares of preferred stock (29,242 of which are Series A preferred stock and 17,981 of which are Series B preferred stock) held by Benaroya Trust No. 1 and 109,008 shares of preferred stock (67,500 of which are Series A preferred stock and 41,508 of which are Series B preferred stock) held by Benaroya Trust No. 2. Each of these trusts is established for the benefit of the grandchildren of Jack Benaroya, a principal of Benaroya Capital Company, and are not otherwise affiliated with Benaroya Capital Company. Mr. Carleton is a director of XYPOINT.
(5) Consists of 375,000 shares subject to an option to purchase common stock, of which 297,916 are presently exercisable and 77,084 are exercisable within 60 of November 17, 2000.
(6) Consists of 412,499 shares subject to an option to purchase common stock which is presently exercisable.
(7) Includes 500,500 shares subject to an option to purchase common stock which is presently exercisable and 25,000 shares of Series A preferred stock.
(8) Consists of 17,500 shares subject to an option to purchase common stock which is presently exercisable. Mr. Johnston is a director of XYPOINT.
(9) Includes 14,781 shares of Series B preferred stock, 2,709 shares of Series X Junior preferred stock and warrants to purchase 6,250 shares of Series X Junior preferred stock.
(10) Consists of (i) 882,203 shares of preferred stock (290,697 of which are Series B preferred stock, 406,977 of which are Series C preferred stock, 131,247 of which are Series E preferred stock, and 53,282 of which are Series X Junior preferred stock) and warrants to purchase 25,974 shares of Series E preferred held by the Juliet Lea Hillman '68 Trust, (ii) 882,203 shares of preferred stock (290,697 of which are Series B preferred stock, 406,977 of which are Series C preferred stock, 131,247 of which are Series E preferred stock, and 53,282 of which are Series X Junior preferred stock) and warrants to purchase 25,974 shares of Series E preferred held by the Audrey Hillman '68 Trust, (iii) 882,203 shares of preferred stock (290,697 of which are Series B preferred stock, 406,977 of which are Series C preferred stock, 131,247 of which are Series E preferred stock, and 53,282 of which are Series X Junior preferred) and warrants to purchase 25,974 shares of Series E preferred stock held by the William T. Hillman '68 Trust, (iv) 882,203 shares of preferred stock (290,697 of which are Series B preferred stock, 406,977 of which are Series C preferred stock, 131,247 of which are Series E preferred stock, and 53,282 of which are Series X Junior preferred stock) and warrants to purchase 25,974 shares of Series E preferred stock held by the Henry Lea Hillman '68 Trust, (v) 2,646,609 shares of preferred stock (872,093 of which are Series B preferred stock, 1,220,930 of which are Series C preferred stock, 393,741 of which are Series E preferred stock, and 159,845 of which are Series X Junior preferred stock) and warrants to purchase 77,922 shares of Series E preferred stock held by the Henry L. Hillman '85 Trust, which is the controlling shareholder of The Hillman Company and (vi) 2,646,610 shares of preferred stock (872,094 of which are Series B preferred stock, 1,220,930 of which are Series C preferred stock, 393,741 of which are Series E preferred stock, and 159,845 of which are Series X Junior preferred stock), 57,500 shares subject to an option to purchase common stock which is presently exercisable, and warrants to purchase 77,922 shares of Series E preferred stock held by Juliet Challenger, Inc. which is an indirect, wholly owned subsidiary of The Hillman Company. Mr. Manzinger is a Vice President and member of the Board of Directors of The Hillman Company and a director of XYPOINT. Mr. Manzinger disclaims beneficial ownership in all of The Hillman Company shares.
(11) Consists of 77,500 shares subject to an option to purchase common stock which is presently exercisable. Mr. Scott is a director of XYPOINT.
(12) Consists of 3,163,501 shares of Series X Junior preferred stock of which 73,333 shares are held by A.M. Clise, 10,000 shares are held by Deborah Clise, 118,800 shares are held by Eric and Susan Clise, 200,000 shares are held by Eric Clise as trustee of the William and Amy Clise Family Trust, 15,000 shares are held by Jocelyn Clise, 5,000 shares are held by Mary Clise, 73,333 shares are held by Richard Clise, 2,460,917 shares are held by William Clise, 133,784 shares are held by William and Amy Clise, and 73,334 shares are held by Joyce M. Clise Living Trust.
(13) Consists of 2,894,001 shares of Series X Junior preferred stock, of which 2,694,001 shares are held by Ms. Crowson, 100,000 shares are held by Jan Kirkwood Waszak as trustee of the Laura Mary Crowson Trust, and 100,000 shares are held by Jan Kirkwood Waszak as trustee of the Nicholas Peter Crowson Trust.
(14) Consists of 2,403,065 shares of Series E preferred stock.
(15) Consists of (i) 205,581 shares of Series C preferred stock held by Brown University, (ii) 290,698 shares of Series C preferred stock held by The Georgica International Fund, (iii) 225,174 shares of Series C preferred stock held by Oak Foundation U.S.A., and (iv) 290,698 shares of Series C preferred stock held by South Fork Partners.
(16) Consists of 1,948,051 shares of Series E preferred stock.
(17) Consists of (i) 1,000,000 shares of Series A preferred stock, (ii) 413,889 shares of Series B preferred stock, (iii) 290,698 shares of Series C preferred stock, (iv) 75,861 shares of Series X Junior preferred stock, and
     (v) a warrant to purchase 175,000 shares of Series X Junior preferred stock.
(18) Includes 100,000 shares of common stock, 4,526,665 shares subject to an option to purchase common stock which is exercisable within 60 days of November 17, 2000, 75,000 shares of Series A preferred stock, 45,527 shares of Series B preferred stock, 2,709 shares of Series X Junior preferred stock and warrants to purchase 6,250 shares of Series X Junior preferred stock.

                          FUTURE STOCKHOLDER PROPOSALS

     Pursuant to Rule 14a-8 promulgated under the Exchange Act, TCS stockholders may present proposals for inclusion in the TCS proxy statement for consideration at the next annual meeting of its stockholders by submitting their proposals to TCS in a timely manner. XYPOINT shareholders who become stockholders of TCS may present proposals for inclusion in the TCS proxy statement for its 2001 annual meeting of stockholders. Any such proposal must comply with Rule 14a-8.

                                 OTHER MATTERS

     The board of directors of XYPOINT does not know of any other business to be presented for consideration at the special meetings. If other matters properly come before the special meeting, the persons named in the accompanying forms of proxy intend to vote on such matters based on their best judgment.

     XYPOINT will bear the cost of the special meeting and the cost of soliciting proxies, including the cost of mailing the proxy materials. In addition to solicitation by mail, directors, officers and regular employees of XYPOINT (none of whom will be specifically compensated for such services) may solicit proxies by telephone or otherwise.

     XYPOINT may engage one or more proxy solicitation firms to assist in obtaining proxies from its shareholders on a timely basis. As of the date of this document, XYPOINT has not engaged a proxy solicitation firm or has committed itself to the payment of any fees for this service.

                                 LEGAL MATTERS

     Piper Marbury Rudnick & Wolfe LLP will issue a legal opinion concerning the legality of the Class A common stock of TCS to be issued to XYPOINT stockholders. Certain matters relating to the merger will be passed upon by Venture Law Group, A Professional Corporation, as counsel to XYPOINT.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited TCS' financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. TCS has included its financial statements in this proxy statement/prospectus and elsewhere in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

     The audited financial statements of XYPOINT Corporation included in this proxy statement/prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     TCS is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by TCS at the SEC's public reference rooms at:

Judiciary Plaza              Citicorp Center              Seven World Trade Center
Room 1024                    500 West Madison St.         13th Floor
450 Fifth Street             Suite 1400                   New York, NY 10048
Washington, D.C. 20549       Chicago, IL 60661

     Copies of such material also can be obtained from the SEC Public Reference Section at the addresses noted above at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. TCS' filings with the SEC are also available to the public without charge at the Internet site maintained by the SEC at http://www.sec.gov.

     TCS Class A common stock is quoted for trading on the Nasdaq Stock Market's National Market, and, accordingly, reports, proxy statements and other information concerning TCS may be inspected at:
                            The Nasdaq Stock Market
                            Nasdaq Regulatory Filings
                            9801 Washingtonian Boulevard
                            5th Floor
                            Gaithersburg, MD 20878

     TCS has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the common stock to be issued to XYPOINT shareholders pursuant to the merger. This proxy statement/prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to TCS, reference is made to the registration statement and its exhibits and schedules. Statements contained in this proxy statement/prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected without charge at the offices of the SEC Public Reference Section at the addresses noted above.

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN. NEITHER TCS NOR XYPOINT HAS AUTHORIZED ANYONE TO PROVIDE INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY
STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED DECEMBER   ,
2000. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF TCS COMMON STOCK PURSUANT TO THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                         INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF TELECOMMUNICATION SYSTEMS, INC.
  Report of Independent Auditors............................    F-2
  Balance Sheets as of December 31, 1998 and 1999 and
     September 30, 2000 (unaudited).........................    F-3
  Statements of Operations for each of the three years in
     the period ended December 31, 1999 and for the nine
     months ended September 30, 1999 and 2000 (unaudited)...    F-4
  Statements of Stockholders' Equity (Deficit) for each of
     the three years in the period ended December 31, 1999
     and for the nine months ended September 30, 2000
     (unaudited)............................................    F-5
  Statements of Cash Flows for each of the three years in
     the period ended December 31, 1999 and for the nine
     months ended September 30, 1999 and 2000...............    F-6
  Notes to Financial Statements.............................    F-7
FINANCIAL STATEMENTS OF XYPOINT CORPORATION
  Report of Independent Public Accountants..................   F-24
  Balance Sheets as of December 31, 1998 and 1999 and
     September 30, 2000 (unaudited).........................   F-25
  Statements of Operations for each of the two years in the
     period ended December 31, 1999 and for the nine months
     ended September 30, 1999 and 2000 (unaudited)..........   F-26
  Statements of Changes in Shareholders' Equity for each of
     the two years in the period ended December 31, 1999 and
     for the nine months ended September 30, 2000
     (unaudited)............................................   F-27
  Statements of Cash Flows for each of the two years in the
     period ended December 31, 1999 and for the nine months
     ended September 30, 1999 and 2000......................   F-28
  Notes to Financial Statements.............................   F-29

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
TeleCommunication Systems, Inc.

     We have audited the accompanying balance sheets of TeleCommunication Systems, Inc. as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TeleCommunication Systems, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Baltimore, Maryland
June 19, 2000

                        TELECOMMUNICATION SYSTEMS, INC.

                                 BALANCE SHEETS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   DECEMBER 31,
                                                              -----------------------   SEPTEMBER 30,
                                                               1998            1999         2000
                                                              -------         -------   -------------
                                                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   440         $ 3,257      $67,874
  Restricted cash...........................................    1,374           1,445        1,445
  Accounts receivable.......................................    3,868          10,522       12,562
  Unbilled receivables, less allowance of $72 in 1998 and
    $100 in 1999 and 2000...................................    3,178           1,344        4,230
  Deferred income taxes.....................................       --             241          241
  Other current assets......................................       68             365        2,150
                                                              -------         -------      -------
         Total current assets...............................    8,928          17,174       88,502
Property and equipment, net of accumulated depreciation and
  amortization of $1,222 in 1998, $2,008 in 1999 and $3,770
  in 2000...................................................    1,318           2,669        3,232
Software development costs, net of accumulated amortization
  of $885 in 1998, $2,286 in 1999 and $4,454 in 2000........    4,080           7,374        6,900
Other assets................................................      323             455          606
                                                              -------         -------      -------
         Total assets.......................................  $14,649         $27,672      $99,240
                                                              =======         =======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Borrowings under line of credit...........................  $   923         $    --      $    --
  Accounts payable and accrued expenses.....................    2,742           4,085        6,446
  Accrued payroll and related liabilities...................    1,922           2,730        2,081
  Deferred revenue..........................................      336             720        1,040
  Notes payable to related parties..........................    1,985           1,426        1,426
  Current portion of long-term debt and capital lease
    obligations.............................................    1,380           3,984          922
                                                              -------         -------      -------
         Total current liabilities..........................    9,288          12,945       11,915
Long-term debt, less current portion and net of discount of
  $559 in 1998 and $361 in 1999.............................    6,072           5,948           --
Capital lease obligations, less current portion.............      549             724        1,257
Commitments and contingent liabilities......................       --              --           --
Deferred income taxes.......................................       85           2,734          461
Series A Redeemable Convertible Preferred Stock, $0.001 par
  value:
    Authorized shares -- 15,000,000; issued and outstanding
      shares of 3,412,000 in 1999; liquidation preference of
      $2.93 per share plus accrued dividends, aggregating
      $10,000 in 1999.......................................       --           9,520           --
Stockholders' equity (deficit):
  Class A Common Stock; $0.01 par value:
    Authorized shares -- 225,000,000; issued and outstanding
      shares of 10,787,671 in 1998 and 1999; 13,600,626 in
      2000..................................................      108             108          136
  Class B Common Stock; $0.01 par value:
    Authorized shares -- 75,000,000; issued and outstanding
      shares of 10,787,671 in 2000..........................       --              --          108
  Additional paid-in capital................................      922              --       93,429
  Accumulated deficit.......................................   (2,375)         (4,307)      (8,066)
                                                              -------         -------      -------
         Total stockholders' equity (deficit)...............   (1,345)         (4,199)      85,607
                                                              -------         -------      -------
         Total liabilities and stockholders' equity
           (deficit)........................................  $14,649         $27,672      $99,240
                                                              =======         =======      =======

See accompanying notes.

                        TELECOMMUNICATION SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                           NINE MONTHS
                                                                                              ENDED
                                                            YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                          ---------------------------   -----------------
                                                           1997      1998      1999      1999      2000
                                                          -------   -------   -------   -------   -------
                                                                                           (UNAUDITED)
Revenue:
  Network applications:
    Software licenses...................................  $ 1,373   $ 2,104   $ 3,975   $ 2,933   $ 6,368
    Services............................................    3,815     5,806     7,345     5,178     8,376
                                                          -------   -------   -------   -------   -------
         Network applications...........................    5,188     7,910    11,320     8,111    14,744
  Communications engineering services...................   22,636    17,078    34,440    23,963    26,231
                                                          -------   -------   -------   -------   -------
         Total revenue..................................   27,824    24,988    45,760    32,074    40,975
Operating costs and expenses:
  Direct cost of network applications services..........    2,918     4,252     4,993     3,539     6,545
  Direct cost of communications engineering services....   17,847    12,358    26,889    18,661    19,914
  Sales and marketing...................................    1,046     1,455     2,285     1,621     4,433
  Research and development..............................      204       354     1,098       791     2,711
  General and administrative............................    3,091     4,001     5,329     3,783     7,592
  Non-cash stock compensation expense...................       --        --        --        --       841
  Depreciation and amortization of property and
    equipment...........................................      294       424       916       515     1,762
  Amortization of software development costs............      220       593     1,401     1,050     2,168
                                                          -------   -------   -------   -------   -------
         Total operating costs and expenses.............   25,619    23,437    42,911    29,960    45,966
                                                          -------   -------   -------   -------   -------
Income (loss) from operations...........................    2,205     1,551     2,849     2,114    (4,991)
Interest expense and other financing costs..............    1,263     1,550     1,741     1,203       472
                                                          -------   -------   -------   -------   -------
Income (loss) before income taxes and extraordinary
  item..................................................      942         1     1,108       911    (5,463)
Income tax expense (benefit)............................       --        --     2,408        --    (2,140)
                                                          -------   -------   -------   -------   -------
Income (loss) before extraordinary item.................      942         1    (1,300)      911    (3,323)
Extraordinary item -- loss on early extinguishment of
  debt, net of tax benefit of $133......................       --        --        --        --      (219)
                                                          -------   -------   -------   -------   -------
Net income (loss).......................................      942         1    (1,300)      911    (3,542)
Dividends accrued on Series A Redeemable Convertible
  Preferred Stock.......................................       --        --        --        --      (482)
Accretion of Series A Redeemable Convertible
  Preferred Stock.......................................       --        --        --        --       (58)
                                                          -------   -------   -------   -------   -------
Net income (loss) attributable to common stockholders...  $   942   $     1   $(1,300)  $   911   $(4,082)
                                                          =======   =======   =======   =======   =======
Earnings (loss) per common share, before extraordinary
  item, basic and diluted...............................  $  0.09   $    --   $ (0.12)  $  0.08   $ (0.27)
                                                          =======   =======   =======   =======   =======
Earnings (loss) per common share, basic and diluted.....  $  0.09   $    --   $ (0.12)  $  0.05   $ (0.28)
                                                          =======   =======   =======   =======   =======
Pro forma data (unaudited -- Note 11):
  Historical income before income taxes.................                      $ 1,108
  Pro forma income tax expense..........................                          429
                                                                              -------
  Pro forma net income..................................                      $   679
                                                                              =======
  Pro forma earnings per common share:
    Basic...............................................                      $  0.06
                                                                              =======
    Diluted.............................................                      $  0.04
                                                                              =======

See accompanying notes.

                        TELECOMMUNICATION SYSTEMS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                          CLASS A   CLASS B   ADDITIONAL
                                          COMMON    COMMON     PAID-IN     ACCUMULATED
                                           STOCK     STOCK     CAPITAL       DEFICIT      TOTAL
                                          -------   -------   ----------   -----------   -------
Balance at January 1, 1997..............   $108      $ --      $   223       $(3,318)    $(2,987)
Issuance of warrants to purchase
  1,819,006 shares of Class A Common
  Stock.................................     --        --          309            --         309
Net income for 1997.....................     --        --           --           942         942
                                           ----      ----      -------       -------     -------
Balance at December 31, 1997............    108        --          532        (2,376)     (1,736)
Issuance of warrants to purchase 765,925
  shares of Class A Common Stock........     --        --          390            --         390
Net income for 1998.....................     --        --           --             1           1
                                           ----      ----      -------       -------     -------
Balance at December 31, 1998............    108        --          922        (2,375)     (1,345)
Repurchase of warrants to purchase
  1,292,209 shares of Class A Common
  Stock.................................     --        --         (922)         (632)     (1,554)
Net loss for 1999.......................     --        --           --        (1,300)     (1,300)
                                           ----      ----      -------       -------     -------
Balance at December 31, 1999............    108        --           --        (4,307)     (4,199)
Options exercised for the purchase of
  3,230,589 shares of Class B Common
  Stock.................................     --        32          251            --         283
Warrants exercised for the purchase of
  172,449 shares of Class A Common
  Stock.................................      2        --           48            --          50
Dividends on Series A Redeemable
  Convertible Preferred Stock at $0.08
  per share.............................     --        --         (289)         (193)       (482)
Accretion of Series A Redeemable
  Convertible Preferred Stock...........     --        --          (34)          (24)        (58)
Stock compensation expense for issuance
  of Class A Common Stock options at
  below fair market value...............     --        --          841            --         841
Issuance of 5,405,000 shares of Class A
  Common Stock upon initial public
    offering............................     54        --       85,399            --      85,453
Initial public offering issuance
  costs.................................     --        --       (2,345)           --      (2,345)
Conversion of Series A Redeemable
  Convertible Preferred Stock to
  3,505,480 shares of Class A Common
  Stock.................................     35        --        9,489            --       9,524
Warrants exercised for the purchase
  1,204,591 shares of Class A Common
  Stock.................................     12        --          (12)           --          --
Conversion of Class B Common Stock to
  Class A Common Stock -- 3,251,539
  shares................................     32       (32)          --            --          --
Conversion of Class A Common Stock into
  Class B Common Stock -- 10,787,671
  shares................................   (108)      108           --            --          --
Options exercised for the purchase of
  61,654 shares of Class A Common
  Stock.................................      1        --           81            --          82
Net loss for the nine months ended
  September 30, 2000....................     --        --           --        (3,542)     (3,542)
                                           ----      ----      -------       -------     -------
Balance at September 30, 2000
  (unaudited)...........................   $136      $108      $93,429       $(8,066)    $85,607
                                           ====      ====      =======       =======     =======

See accompanying notes.

                        TELECOMMUNICATION SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                                           NINE MONTHS
                                                                                              ENDED
                                                           YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                        -----------------------------   -----------------
                                                          1997      1998       1999      1999      2000
                                                        --------   -------   --------   -------   -------
                                                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).....................................  $    942   $     1   $ (1,300)  $   911   $(3,542)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
    Depreciation and amortization of property and
      equipment.......................................       294       424        916       515     1,762
    Amortization of software development costs........       220       593      1,401     1,050     2,168
    Extraordinary item -- loss on early extinguishment
      of debt.........................................        --        --         --        --       352
    Amortization of debt discount.....................       227       288        315       175       204
    Deferred income taxes.............................        --        --      2,408        --    (2,273)
    Non-cash stock compensation expense...............        --        --         --        --       841
    Changes in operating assets and liabilities:
      Accounts receivable.............................     1,032    (1,525)    (6,654)   (6,771)   (2,040)
      Unbilled receivables............................        34      (517)     1,834     1,627    (2,886)
      Other current assets............................       (44)       15       (297)     (331)   (1,785)
      Accounts payable and accrued expenses...........    (1,817)      255      1,343       324     2,361
      Accrued payroll and related liabilities.........      (512)      831        808      (153)     (649)
      Deferred revenue................................       167       169        384     1,798       320
                                                        --------   -------   --------   -------   -------
Net cash provided by (used in) operating activities...       543       534      1,158      (855)   (5,167)
INVESTING ACTIVITIES
Purchases of property and equipment...................      (134)     (101)      (324)   (1,593)   (1,129)
Capitalized software development costs................    (1,626)   (2,636)    (4,696)   (3,111)   (1,694)
Change in restricted cash.............................      (577)       53        (71)    1,355        --
Proceeds from sale of property and equipment..........       207        --         --        --        --
Change in other assets................................       (45)      (27)      (148)     (179)     (151)
                                                        --------   -------   --------   -------   -------
Net cash used in investing activities.................    (2,175)   (2,711)    (5,239)   (3,528)   (2,974)
FINANCING ACTIVITIES
Proceeds from line of credit..........................    23,143     7,975     16,322     7,826     1,582
Payments on line of credit............................   (26,261)   (8,115)   (17,245)   (6,309)   (1,582)
Proceeds from initial public offering of common
  stock...............................................        --        --         --        --    83,108
Proceeds from notes payable to related parties........     1,740     1,635      1,426       537        --
Payments on notes payable to related parties..........      (850)   (1,390)    (1,985)       --        --
Proceeds from issuance of employee stock options......        --        --         --        --       415
Proceeds from issuance of subordinated debt and
  detachable stock warrants...........................     3,000     5,000         --        --        --
Repurchase of detachable stock warrants...............        --        --     (1,554)       --        --
Issuance of Series A Redeemable Convertible Preferred
  Stock, net of issuance costs of $480................        --        --      9,520        --        --
Proceeds from issuance of long-term debt..............     3,650     1,323      2,460     2,331        --
Payments on long-term debt............................    (1,540)   (4,419)    (1,322)     (115)   (8,394)
Preferred stock dividend..............................        --        --         --        --      (482)
Payments on capital lease obligations.................       (16)     (166)      (624)     (250)   (1,869)
Payment of debt issue costs...........................      (393)      (90)      (100)      (70)      (20)
                                                        --------   -------   --------   -------   -------
Net cash provided by financing activities.............     2,473     1,753      6,898     3,950    72,758
                                                        --------   -------   --------   -------   -------
Net change in cash....................................       841      (424)     2,817      (433)   64,617
Cash and cash equivalents at the beginning of the
  period..............................................        23       864        440       440     3,257
                                                        --------   -------   --------   -------   -------
Cash and cash equivalents at the end of the period....  $    864   $   440   $  3,257   $     7   $67,874
                                                        ========   =======   ========   =======   =======

See accompanying notes.

                        TELECOMMUNICATION SYSTEMS, INC.
                         NOTES TO FINANCIAL STATEMENTS

                 (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR
     THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1.  SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     TeleCommunications Systems, Inc. (the "Company") is a developer of network applications that enable the delivery of Internet content, short messages, and enhanced communication services to a wide variety of wireless devices, including phones, two-way pagers and personal digital assistants. The Company also develops custom software applications and provides communications engineering services, including the design and installation of complex information processing and communications systems for corporate and government enterprises.

     The Company was an 8(a) firm for federal government contracting purposes through June 19, 1998. The term "8(a)" refers to section 8(a) of the Small Business Act of 1958 which permits the Small Business Administration to enter into contracts with federal procuring agencies directly and subcontract the performance of the work to 8(a) certified companies.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The unaudited interim financial information as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000, has been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Article 10 of Regulation S-X. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of such periods. The operating results for any interim period are not necessarily indicative of results for any future periods.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of between three and seven years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the useful life of the asset or the remaining term of the lease. Assets held under capital leases are stated at the lesser of the present value of future minimum lease payments or the fair value of the property at the inception of the lease. The assets recorded under capital leases are amortized over the lesser of the lease term or the estimated useful life of the assets in a manner consistent with the Company's depreciation policy for owned assets.

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SOFTWARE DEVELOPMENT COSTS

     Costs of developing software products incurred prior to completion of the detailed program design confirming technological feasibility are accounted for as research and development expense. These costs are incurred to enhance existing packaged software products as well as to create new software products, and primarily include personnel costs and costs associated with using third party laboratory and testing resources. Research and development costs are expensed as incurred.

     Costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. Costs that are capitalized include direct labor, related overhead and other direct costs. These capitalized costs are subject to an ongoing assessment of recoverability based upon anticipated future revenue and changes in hardware and software technologies. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

     Amortization of capitalized software development costs begins when the product is available for general release. Amortization is computed on a product-by-product basis using the straight-line method over the product's estimated useful life, which is not to exceed four years. Amortization is also computed using the ratio that current revenue for the product bear to the total of current and anticipated future revenue for that product. If this revenue curve method results in amortization greater than the amount computed using the straight-line method, amortization is recorded at that greater amount.

REVENUE RECOGNITION

     The Company generates revenue from two sources, the licensing of software products and performance of related services, and from the design, development and deployment of information processing and communication systems. The accompanying statements of operations report this revenue and related costs on an operating segment basis, as discussed more fully in Note 20.

  Network Application Revenue

     The Company licenses packaged network application software principally for use in the wireless telecommunications industry. These licenses typically contain two elements, the product license and maintenance. The Company allocates the total arrangement fee among each element based on vendor-specific objective evidence of the relative fair value of each of the elements. The software licenses are generally perpetual licenses for a specified number of users that allow for the purchase of annual maintenance at a specified rate. The Company determines the fair value of the maintenance element based on separate sales of that element (the renewal rate). The fair value of the software is then determined by using the residual method. Under the residual method, the fair value of the maintenance element is deducted from the value of the total arrangement to determine an implied fair value of the software. After the software license fee is determined using the residual method, these license fees are recognized as revenue when four criteria are met.

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
These four criteria are (i) evidence of an arrangement (ii) delivery of the software has occurred, (iii) the fee is fixed or determinable and (iv) the fee is probable of collection. Software license fees billed and not recognized as revenue are included in deferred revenue.

     Software licenses include a 90-day warranty for defects. The Company has not incurred significant warranty costs on any software product to date, and no costs are currently accrued upon recording the related revenue.

     The Company's network application services revenue is derived from maintenance fees for packaged software products, and fees from development, implementation and maintenance of custom applications.

     Software maintenance fees include telephone support, bug fixes, and rights to software upgrades on a when-and-if-available basis. These fees are collected in advance and recognized ratably over the annual maintenance period. Unrecognized maintenance fees are included in deferred revenue.

     Fees from the development and implementation of custom applications are generally performed under time and materials and fixed fee contracts. Professional services that are provided under long-term fixed fee contracts to develop and implement customized applications are recognized using the percentage-of-completion method. These contracts generally allow for monthly billing or billing upon achieving certain specified milestones. Progress to completion is generally measured using costs incurred compared to estimated total costs. Any estimated losses under long-term contracts are recognized in their entirety at the date that they become evident.

  Communications Engineering Services Revenue

     The Company generates communications engineering services revenue from the design, development and deployment of complex information processing and communications systems for corporate and government enterprises. These services are provided under time and materials contracts, cost plus fee contracts, or fixed-price contracts. Revenue is recognized under time and materials contracts and cost plus fee contracts as billable costs are incurred. Fixed-price contracts are accounted for using the percentage-of-completion method, measured by total costs incurred as a percentage of total estimated costs at the completion of the contract. These contracts generally allow for monthly billing or billing upon achieving certain specified milestones. Any estimated losses on contracts are recognized in their entirety at the date that they become evident. Federal government contract costs, including allocated indirect expenses, are subject to audit and adjustment by the Defense Contract Audit Agency. Contract revenue under these contracts are recorded at estimated net realizable amounts.

COST OF REVENUE

     Cost of network application software licenses consists of the amortization of capitalized software development costs. Cost of network application services consists of

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) compensation, benefits and travel expenses incurred while providing these services. Cost of communication engineering services consists of compensation, benefits, travel and the costs of third-party consultants. Cost of revenue for providing services under governmental contracts include an allocation of indirect overhead and general and administrative expenses, at approved rates.

INCOME TAXES

     From January 1, 1993 through December 14, 1999, the Company's stockholder elected under Subchapter S of the Internal Revenue Code to include the Company's income in his personal income tax return for federal and state income tax purposes. Accordingly, the Company was not subject to federal and state income taxes during that period. The Company terminated this election on December 14, 1999, and upon termination determined the differences between the financial reporting and income tax bases of its assets and liabilities. The tax effects of these differences were recorded as deferred tax assets or liabilities, and the net difference as income tax expense.

     Income tax amounts and balances are accounted for using the liability method of accounting for income taxes and deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ADVERTISING COSTS

     The Company expenses advertising as incurred. Advertising expense totaled less than $15 in each of the years ended December 31, 1997, 1998 and 1999, respectively.

STOCK SPLIT AND REVERSE STOCK SPLIT

     In April 2000, the Company declared a three-for-one stock split of its common stock for stockholders of record on April 5, 2000. In June 2000, the Company declared a one-for-2.92 reverse stock split of its common stock for stockholders of record on June 15, 2000 and increased the number of authorized shares of common stock to 300,000,000. All share and per share data including stock option, warrant and earnings (loss) per common share information has been restated in the accompanying financial statements to retroactively reflect the stock split and reverse stock split.

PENDING ACCOUNTING PRONOUNCEMENTS

     In December 1999, the SEC staff issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 explains how the SEC believes existing rules for revenue recognition should be applied to transactions not specifically addressed by existing rules. In October 2000, the SEC staff issued a Frequently Asked Questions Document ("FAQ") on SAB 101 to assist with implementation questions. The Company will be required to adopt SAB 101 in the fourth quarter of 2000, and based upon a preliminary review of the SAB and the FAQ, management believes the adoption of SAB 101 will have no effect on the Company's reported operating results.

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement, which the Company will be required to adopt in January 2001, provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. Management believes that the adoption of Statement 133 will have no effect on the Company's financial statements as the Company currently does not conduct hedging activities or purchase derivative financial instruments.

2.  EARNINGS (LOSS) PER COMMON SHARE

                                                                              NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                ---------------------------------------   -------------------------
                                   1997          1998          1999          1999          2000
                                -----------   -----------   -----------   -----------   -----------
                                                                                 (UNAUDITED)
Numerator:
     Income (loss) before
       extraordinary item.....  $       942   $         1   $    (1,300)  $       911   $    (3,323)
     Extraordinary item, net
       of taxes...............           --            --            --            --          (219)
                                -----------   -----------   -----------   -----------   -----------
     Net income (loss)........          942             1        (1,300)          911        (3,542)
     Dividends on Series A
       Redeemable Convertible
       Preferred Stock........           --            --            --            --          (482)
     Accretion of Series A
       Redeemable Convertible
       Preferred Stock........           --            --            --            --           (58)
                                -----------   -----------   -----------   -----------   -----------
     Net income (loss)
       attributable to common
       stockholders...........  $       942   $         1   $    (1,300)  $       911   $    (4,082)
                                ===========   ===========   ===========   ===========   ===========
     Income (loss)
       attributable to common
       stockholders before
       extraordinary item.....  $       942   $         1   $    (1,300)  $       911   $    (3,863)
                                ===========   ===========   ===========   ===========   ===========
Denominator:
     Denominator for basic
       earnings (loss) per
       common share --
       weighted-average
       shares.................   10,787,671    10,787,671    10,787,671    10,787,671    14,447,323
                                -----------   -----------   -----------   -----------   -----------
     Effect of dilutive
       securities:
          Employee stock
            options...........      288,546     2,993,590            --     5,403,533            --
          Warrants............           --       986,948            --     1,494,565            --
                                -----------   -----------   -----------   -----------   -----------
                                    288,546     3,980,538            --     6,898,098            --
                                -----------   -----------   -----------   -----------   -----------
Denominator for diluted
  earnings (loss) per share...   11,076,217    14,768,209    10,787,671    17,685,769    14,447,323
                                -----------   -----------   -----------   -----------   -----------

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.  EARNINGS (LOSS) PER COMMON SHARE (CONTINUED)

                                                                              NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                ---------------------------------------   -------------------------
                                   1997          1998          1999          1999          2000
                                -----------   -----------   -----------   -----------   -----------
                                                                                 (UNAUDITED)
Earnings (loss) per common
  share before extraordinary
  item -- basic and diluted...  $      0.09   $        --   $     (0.12)  $      0.08   $     (0.27)
                                ===========   ===========   ===========   ===========   ===========
Earnings (loss) per common
  share -- basic and
  diluted.....................  $      0.09   $        --   $     (0.12)  $      0.05   $     (0.28)
                                ===========   ===========   ===========   ===========   ===========

     Basic loss per common share is based upon the average number of shares of common stock outstanding during the period. Because the Company incurred a net loss in 1999 and for the nine months ended September 30, 2000, potentially dilutive securities were excluded from the computation because the result would be anti-dilutive. These potentially dilutive securities consist of stock options, warrants and convertible preferred stock.

3.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     The Company acquired property and equipment under capital leases totaling $187, $626 and $1,943 during the years ended December 31, 1997, 1998 and 1999, respectively, and $1,043 and $1,329 for the nine months ended September 30, 1999 and 2000, respectively.

     Interest paid totaled $654, $1,087 and $1,447 during the years ended December 31, 1997, 1998, and 1999, respectively, and $1,125 and $1,410 for the nine months ended September 30, 1999 and 2000, respectively.

4.  RESTRICTED CASH

     Restricted cash consisted of the following as of December 31:

                                                               1998     1999
                                                              ------   ------
Amounts invested in certificates of deposit which are
  pledged as collateral for a promissory note issued by the
  Company to its principal stockholder (see Note 8).........  $1,360   $1,426
Amounts on deposit with a surety insurance company which
  have been pledged as collateral under bonding requirements
  contained in certain performance contracts................      14       19
                                                              ------   ------
                                                              $1,374   $1,445
                                                              ======   ======

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  UNBILLED RECEIVABLES

     Unbilled receivables consisted of the following at December 31:

                                                               1998     1999
                                                              ------   ------
Amounts billable at specified milestones....................  $2,788   $  630
Contract retentions.........................................     159      160
Rate variances and costs and estimated earnings in advance
  of billings...............................................     231      554
                                                              ------   ------
                                                              $3,178   $1,344
                                                              ======   ======

     Substantially all unbilled receivables are expected to be collected within twelve months.

6.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31:

                                                               1998      1999
                                                              -------   -------
Furniture and fixtures......................................  $   258   $   368
Computer equipment..........................................    1,819     3,727
Computer software...........................................      278       390
Leasehold improvements......................................       95       102
Vehicles....................................................       90        90
                                                              -------   -------
                                                                2,540     4,677
Less: accumulated depreciation and amortization.............   (1,222)   (2,008)
                                                              -------   -------
                                                              $ 1,318   $ 2,669
                                                              =======   =======

7.  LINE OF CREDIT

     On March 17, 1997, the Company entered into a revolving line of credit agreement with a lender which allows for aggregate borrowings of up to $8,000. The revolving line of credit agreement is cancelable upon 60 days' written notice.

     The line of credit allows the Company to borrow 92% of assigned accounts receivable balances less than 90 days old. For any assigned accounts receivable balances that become greater than 90 days old, the Company must either replace the collateral with an eligible receivable balance or repay the related portion of the borrowings. Borrowings under the line, which are secured by the assigned accounts receivable, bear interest at the prime rate plus 1.5% (10% at December 31, 1999), payable monthly. In addition, the Company is charged fees for uncollected assigned accounts receivable balances more than 44 days outstanding.

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.  NOTES PAYABLE TO RELATED PARTIES

     Notes payable to related parties consisted of the following at December 31:

                                                               1998     1999
                                                              ------   ------
Unsecured note payable to the controlling stockholder
  bearing interest at 6.41% in 1998 and 7.32% in 1999, due
  on demand.................................................  $1,360   $1,426
Unsecured notes payable to relatives of employees bearing
  interest at 20% per annum. The notes required monthly
  payments of interest only through maturity................     625       --
                                                              ------   ------
                                                              $1,985   $1,426
                                                              ======   ======

     Interest expense on notes payable to related parties totaled approximately $80, $140 and $152 for the years ended December 31, 1997, 1998 and 1999, respectively.

9.  LONG-TERM DEBT

     Long-term debt consisted of the following at December 31:

                                                               1998      1999
                                                              -------   -------
Note payable dated February 26, 1999, due October 26, 2001,
  and bearing interest at 14.5% per annum The note requires
  monthly installments of principal and interest ranging
  from $50 to $94 through October 26, 2001. The note is
  secured by the assignment of the Company's rights and
  interest in revenue earned under certain specified
  assigned contracts........................................  $    --   $ 1,727
Note payable, net of discount of $84, dated August 21, 1997, due August 21, 2002, and bearing interest at 14% per
  annum. The note requires monthly installments of interest
  only through August 21, 2002. The note is secured by a
  second lien on all tangible assets of the Company and a
  first lien on all intellectual property...................    2,808     2,916
Note payable, net of discount of $277, dated August 28,
  1998, due September 30, 2002, and bearing interest at 14%
  per annum. The note requires monthly installments of
  principal and interest of $137 through September 30,
  2002......................................................    4,314     3,355
                                                              -------   -------
          Total.............................................    7,122     7,998
Less: current portion.......................................   (1,050)   (2,050)
                                                              -------   -------
                                                              $ 6,072   $ 5,948
                                                              =======   =======

     Subsequent to the closing of the Company's initial public offering in August 2000, the Company extinguished all outstanding long-term debt (see Note
12).

     During 1998, the State of Maryland approved a $400 loan-to-grant arrangement with the Company pursuant to Maryland's Sunny Day economic development program. When drawn by the Company, the loan will accrue interest at 5% per annum, payable at maturity on December 31, 2002, and must be secured by a letter of credit in favor of the State of Maryland. The loan becomes a grant in $100 increments based on employment levels at annual milestones.

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.  LONG-TERM DEBT (CONTINUED)
     The fair value of the Company's long-term fixed rate debt is estimated using a discounted cash flow calculation, based on current rates for similar debt. The fair value of long-term fixed rate debt at December 31, 1998 and 1999 is $7,374 and $8,173, respectively.

10.  CAPITAL LEASES

     The Company leases certain furniture and equipment under capital leases. Property and equipment included the following amounts for capital leases at December 31, 1999:

Furniture and fixtures......................................  $  178
Computer equipment..........................................   2,604
Computer software...........................................     176
Vehicles....................................................      90
                                                              ------
                                                               3,048
Less: accumulated amortization..............................    (467)
                                                              ------
                                                              $2,581
                                                              ======

     Amortization of leased assets is included in depreciation and amortization expense.

     Future minimum payments under capital lease obligations consisted of the following at December 31, 1999:

2000........................................................  $2,169
2001........................................................     521
2002........................................................     205
2003........................................................       5
                                                              ------
  Total minimum lease payments..............................   2,900
Less: amounts representing interest.........................    (242)
                                                              ------
Present value of net minimum lease payments (including
  current portion of $1,934)................................  $2,658
                                                              ======

11.  INCOME TAXES

     Income tax expense for the year ended December 31, 1999 consisted of the following:

Current:
     State and local........................................  $   --
     Federal................................................      --
                                                              ------
                                                                  --
                                                              ------
Deferred:
     State and local........................................     385
     Federal................................................   2,023
                                                              ------
                                                               2,408
                                                              ------
          Total.............................................  $2,408
                                                              ======

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11.  INCOME TAXES (CONTINUED)
     Significant components of the Company's deferred tax assets and liabilities at December 31 consisted of:

                                                              1998    1999
                                                              ----   -------
Deferred tax assets:
     Reserves and accrued expenses..........................  $ --   $   241
     Net operating loss carryforward........................    --        83
                                                              ----   -------
          Total deferred tax assets.........................    --       324
                                                              ----   -------
Deferred tax liabilities:
     Built-in gain..........................................   (85)       --
     Depreciation...........................................    --       (15)
     Capitalized software development costs.................    --    (2,802)
                                                              ----   -------
          Total deferred tax liabilities....................   (85)   (2,817)
                                                              ----   -------
          Net deferred tax liability........................  $(85)  $(2,493)
                                                              ====   =======

     At December 31, 1999, the Company had a net operating loss carryforward for income tax purposes of approximately $216 which will expire in 2019.

     The reconciliation of the reported income tax expense in 1999 to the amount that would result by applying the U.S. federal statutory rate to net income for the year ended December 31, 1999 is as follows:

Income tax at statutory rate................................  $  377
Less: effect of income taxed at shareholder level during
  1999......................................................    (459)
Add: tax expense recorded upon termination of S Corporation
  status....................................................   2,490
                                                              ------
          Total.............................................  $2,408
                                                              ======

     During the nine months ended September 30, 2000, the Company reduced its deferred tax liability by $2,273 for the tax effect of its net operating loss for that period.

  Pro Forma Income Taxes (unaudited)

     Upon the closing of the sale of the Series A in December 1999, the Company terminated its status as an S Corporation and is subject to federal and state income taxes thereafter. Accordingly, for informational purposes, the accompanying statement of operations for the year ended December 31, 1999 includes an unaudited pro forma adjustment for income taxes which would have been recorded if the Company had been a C Corporation, for the entire period.

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11.  INCOME TAXES (CONTINUED)
     Pro forma income tax expense (benefit) consists of the following for the year ended December 31, 1999:

Current:
     Federal................................................   $(575)
     State..................................................     (78)
                                                               -----
                                                                (653)
Deferred:
     Federal................................................     954
     State..................................................     128
                                                               -----
                                                               1,082
                                                               -----
Pro forma income tax expense................................   $ 429
                                                               =====

     The Company's pro forma income tax expense for the year ended December 31, 1999 would result in an effective tax rate that varies from the statutory federal income tax rate, as follows:

Federal income taxes at the statutory rate..................  $377
State income taxes, net of federal benefit..................    52
                                                              ----
                                                              $429
                                                              ====

12.  INITIAL PUBLIC OFFERING, RECAPITALIZATION AND EXTRAORDINARY LOSS
(UNAUDITED)

     During the third quarter of 2000, the Company completed an initial public offering of 5,405,000 shares of Class A Common Stock which resulted in net proceeds of $83,108, after deducting underwriting discounts, commissions and offering expenses. Upon the closing of the offering, the Series A Redeemable Convertible Preferred Stock automatically converted into 3,505,480 shares of Class A Common Stock and all outstanding warrants were exchanged for 1,204,591 shares of Class A Common Stock. Concurrently with the closing, a recapitalization occurred in which (i) all outstanding shares of non-voting Class B Common Stock were converted into an equal number of shares of Class A Common Stock having one vote per share; (ii) all outstanding options and warrants to purchase non-voting Class B Common Stock were converted to be exercisable for an equal number of shares of Class A Common Stock having one vote per share; and (iii) the outstanding shares of Class A Common Stock issued to Maurice B. Tose, the Company's President, Chief Executive Officer and Chairman of the Board, were converted into an equal number of shares of Class B Common Stock, which have three votes per share.

     The Company used approximately $9,300 of proceeds from the initial public offering to extinguish debt and has invested the remainder of such proceeds in investment grade, interest-bearing securities. In conjunction with the early extinguishment, $352 of unamortized debt discount and deferred financing costs were expensed as an extraordinary loss and presented net of a tax benefit of $133 in the accompanying statement of operations.

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

13.  PREFERRED STOCK

     In December 1999, the Company issued 3,412,000 shares of Series A Redeemable Convertible Preferred Stock (Series A) for a total aggregate purchase price of $10,000. The Series A was issued with the following terms:

  Conversion Rights

     The Series A was converted into 3,505,480 shares Class A Common Stock in August 2000, upon the closing of the initial public offering. Each share of Series A was converted into 1.027397 shares of Class A Common Stock. The conversion rate was adjusted for the stock split and reverse stock split described in Note 1.

  Dividends

     The holders of the Series A were entitled to receive quarterly cumulative dividends at an initial rate of 8% per annum subject to annual increases of 2% per annum on each of the fifth, sixth and seventh anniversaries of the Series A issue date. All accrued dividends were paid in October 2000.

  Voting Rights

     Each share of Series A had substantially the same voting rights as the number of shares of Class A Common Stock into which it was converted. In addition, certain corporate actions required the consent of at least a majority of the issued and outstanding shares of Series A acting as a separate class.

14.  COMMON STOCK

  Class A Common Stock

     The Company has authorized the issuance of 225,000,000 shares of Class A Common Stock, $0.01 par value per share. Each holder of the Class A Common Stock is entitled to one vote for each share of stock held for the election of directors and all matters submitted to a vote of stockholders of the Company.

  Class B Common Stock

     The Company has authorized the issuance of 75,000,000 shares of Class B Common Stock, $0.01 par value per share. Prior to the recapitalization in August 2000 as described in Note 12, the holders of the Class B Common Stock had rights identical to the holders of Class A Common Stock, except that they were not entitled to vote on any matters submitted to a vote of stockholders of the Company. Subsequent to the August 2000 recapitalization, the holders of Class B Common Stock have three votes per share.

15.  STOCK WARRANTS

  Warrants to Purchase Class A Common Stock

     In connection with the 1997 and 1998 issuance of debt in an aggregate amount of $8,000 with a stated interest rate of 14%, the Company issued warrants to purchase a total

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

15.  STOCK WARRANTS (CONTINUED)
of 2,584,931 shares of Class A Common Stock. The warrants had exercise prices of either $0.03 per share or $0.29 per share. Upon issuance, the aggregate proceeds received for the issuance of the debt and the warrants was allocated to these securities based on an estimate of the fair value of the debt assuming that no warrants were attached. In calculating the estimated fair value of the debt, the Company discounted the cash flows associated with the debt using its estimated incremental borrowing rate of 18.5%. The derived value of the warrants after estimating the value of the debt was $699. This amount was recorded as additional paid-in capital, and a corresponding debt discount was recorded that is being recognized as additional interest expense over the term of the related debt. For the years ended December 31, 1998 and 1999, the Company recognized interest expense related to the amortization of this discount of $113 and $198, respectively. In December 1999, the Company negotiated the repurchase of warrants to purchase 1,292,209 shares of Class A Common Stock for aggregate consideration of $1,600.

  Warrants to Purchase Class B Common Stock

     In December 1999, the Company issued warrants to purchase 105,185 shares of Class B Common Stock at an exercise price of $2.86 as a finders fee to a third-party in connection with its issuance of Series A. The Company estimated the value of these warrants using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.7%; dividend yield of 0%; volatility factor of the expected market price of the Class A Common Stock of 60%; an expected life of the warrant of three years; and the fair value of Class B Common Stock of $1.28 per share as determined by an appraisal of the Class B Common Stock. The resulting aggregate warrant valuation was insignificant.

                        EXERCISE
   NUMBER OF              PRICE      EXPIRATION
    SHARES              PER SHARE       DATE
---------------         ---------   -------------
909,503   Class A.        $0.03     June 30, 2005
383,219   Class A.        $0.29     June 30, 2005
105,185   Class B.        $2.86     June 30, 2005

     In accordance with the terms of the warrants, all outstanding warrants were exercised for 1,204,591 shares of Class A Common Stock concurrent with the closing of the Company's initial public offering in August 2000.

16.  STOCK OPTIONS

     The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25). Under APB No. 25, if the exercise price of the Company's employee stock options equals the estimated fair value of the underlying stock on the date of grant, no compensation expense is generally recognized.

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

16.  STOCK OPTIONS (CONTINUED)
     Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (Statement No. 123) encourages companies to recognize expense for stock-based awards based on their estimated value on the date of grant. Statement No. 123 requires the disclosure of pro forma net income in the notes to the financial statements if the fair value method is not elected. The Company has determined that the use of the minimum value method to record compensation expense at fair value would have an immaterial effect on reported net income (loss) and earnings (loss) per share in 1997, 1998 and 1999.

     Effective August 20, 1997, the Company adopted the TeleCommunication Systems, Inc. 1997 Stock Option Plan (Plan) which is administered by the Compensation Committee of the Board of Directors. The Plan was amended in April 2000 and provides for the granting of either qualified or non-qualified options to purchase an aggregate of up to 8,904,110 shares of Class B Common Stock to employees, officers, and directors of the Company, as well as others who provide services to the Company. Upon the closing of the initial public offering in August 2000, the Plan was amended to provide for the granting of options to purchase Class A Common Stock. All outstanding options were converted to options to purchase Class A Common Stock (See Note 12). Options granted under the plan vest over periods ranging from one to five years. The fair value of these options was estimated at the date of grant using the minimum value method with the following assumptions for 1997, 1998 and 1999: risk-free interest rate of 5.5%; dividend yield rate of 0%; and an expected life of the options of five years.

     A summary of the Company's stock option activity, and related information consists of the following at December 31 (all share amounts in thousands):

                                           1997                    1998                    1999
                                   ---------------------   ---------------------   ---------------------
                                                WEIGHTED                WEIGHTED                WEIGHTED
                                     NUMBER     AVERAGE      NUMBER     AVERAGE      NUMBER     AVERAGE
                                       OF       EXERCISE       OF       EXERCISE       OF       EXERCISE
                                    OPTIONS      PRICE      OPTIONS      PRICE      OPTIONS      PRICE
                                   ----------   --------   ----------   --------   ----------   --------
Outstanding, beginning of year...          --    $  --          3,761    $0.03          4,846    $0.09
Granted..........................       3,761     0.03          1,264     0.26          1,201     1.26
Exercised........................          --       --             --       --             --       --
Forfeited........................          --       --           (179)    0.03           (435)    0.44
                                   ----------    -----     ----------    -----     ----------    -----
Outstanding, end of year.........       3,761    $0.03          4,846    $0.09          5,612    $0.32
                                   ==========    =====     ==========    =====     ==========    =====
    Exercisable at end of year...          --    $  --          2,096    $0.03          3,355    $0.09
                                   ==========    =====     ==========    =====     ==========    =====
Estimated weighted-average grant-
  date fair value of options
  granted during the year minimum
  value method)..................  $     0.00              $     0.06              $     0.29
                                   ==========              ==========              ==========
Weighted-average remaining
  contractual life of options
  outstanding at end of year.....   9.8 years               9.0 years               8.2 years
                                   ==========              ==========              ==========

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

16.  STOCK OPTIONS (CONTINUED)
     Exercise prices for options outstanding at December 31, 1999 ranged from $0.03 to $1.26 as follows (all share amounts in thousands):

                                                WEIGHTED AVERAGE
                                                    REMAINING                       WEIGHTED AVERAGE
                          WEIGHTED AVERAGE     CONTRACTUAL LIFE OF                 EXERCISE PRICES OF
EXERCISE     OPTIONS     EXERCISE PRICES OF          OPTIONS           OPTIONS          OPTIONS
 PRICES    OUTSTANDING   OPTIONS OUTSTANDING   OUTSTANDING (YEARS)   EXERCISABLE      EXERCISABLE
--------   -----------   -------------------   -------------------   -----------   ------------------
$0.03         3,462             $0.03                  7.7              2,907             $0.03
0.26          1,066              0.26                  8.5                364              0.26
1.26          1,084              1.26                  9.4                 84              1.26
              -----                                                     -----
              5,612                                                     3,355
              =====                                                     =====

     During the nine months ended September 30, 2000, the Company granted incentive stock options to employees and directors to purchase 773,080 shares of Class A Common Stock. The options were granted at an exercise price less than the estimated market value of the Company's Class A Common Stock at the date of grant.

     For the nine months ended September 30, 2000, the Company recorded $841 of non-cash stock compensation expense related to these grants. The Company expects to record future stock compensation expense of approximately $8,700 as a result of option grants that will be recognized ratably over the vesting period of five years.

17.  OPERATING LEASES

     The Company leases certain office space and equipment under noncancellable operating leases that expire on various dates through the year 2002. Future minimum payments under noncancellable operating leases with initial terms of one year or more consisted of the following at December 31, 1999:

2000........................................................    $913
2001........................................................     773
2002........................................................     678
                                                              ------
                                                              $2,364
                                                              ======

     Rent expense aggregated $706, $809, and $935 for the years ended December 31, 1997, 1998 and 1999, respectively.

18.  RETIREMENT PLANS

     The Company maintains a defined contribution benefit plan that covers substantially all employees who have attained age twenty-one. Participants may contribute from 1% to 15% of their annual compensation to the plan. The Company, on a discretionary basis, may match contributions made by participants. All employer contributions vest over a six-year period. During 1998 and 1999, the Company made contributions of $212 and $446, respectively. The Company made no contributions during 1997.

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

19.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable and unbilled receivables. To date, these financial instruments have been derived primarily from contracts with agencies of the federal government. Accounts receivable are generally due within thirty days and no collateral is required. The Company maintains reserves for potential credit losses and historically such losses have been insignificant and within management's expectations.

     At December 31, 1997, 1998 and 1999, accounts receivable from agencies of the federal government represented 44%, 49% and 46% of accounts receivable, respectively, and represented substantially all of the unbilled receivables. Revenue earned in 1997, 1998 and 1999 from federal agencies represented 70%, 67% and 64% of total revenue, respectively. The Company's network applications business is highly concentrated with one customer. This customer contributed approximately 5%, 15%, and 11% to total revenue for the years ended December 31, 1997, 1998 and 1999, respectively.

20.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     The Company develops network applications software and provides communications engineering services for corporate and government enterprises through two operating segments:

          NETWORK APPLICATIONS -- The Company develops packaged and custom network application software including intelligent network products (Wireless Internet Gateway, Short Message Service Center and Prepaid Wireless) that enable the delivery of Internet content, short messages, and enhanced communication services to a wide variety of wireless devices, including phones, two-way pagers and personal digital assistants.

          COMMUNICATIONS ENGINEERING SERVICES -- The Company provides communication engineering services, which include the design, development and deployment of complex information processing and communication systems.

     Customers include commercial telecommunications carriers, other commercial customers, and federal, state and local government agencies.

     The Company evaluates performance and allocates resources based on operating income before interest expense and other financing costs and income taxes. Substantially all revenue are generated from external customers within the United States.

     The Company does not prepare information regarding segment assets. Accordingly, asset information by reportable segment is not presented. The accounting policies used by the reportable segments are the same as those used by the Company as described in Note 1 to the financial statements.

                        TELECOMMUNICATION SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

20.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)
     The following table sets forth information on the Company's reportable segments.

                                                                          NINE MONTHS
                                                 YEAR ENDED                  ENDED
                                                DECEMBER 31,             SEPTEMBER 30,
                                         ---------------------------   -----------------
                                          1997      1998      1999      1999      2000
                                         -------   -------   -------   -------   -------
Revenue:
     Network applications..............  $ 5,188   $ 7,910   $11,320   $ 8,111   $14,744
     Communications engineering........   22,636    17,078    34,440    23,963    26,231
                                         -------   -------   -------   -------   -------
          Total revenue................  $27,824   $24,988   $45,760   $32,074   $40,975
                                         =======   =======   =======   =======   =======
Segment profit (loss):
     Network applications..............  $ 1,241   $ 1,576   $ 1,016   $   787   $(5,296)
     Communications engineering........      964       (25)    1,833     1,327       305
                                         -------   -------   -------   -------   -------
          Total segment profit
            (loss).....................  $ 2,205   $ 1,551   $ 2,849   $ 2,114   $(4,991)
                                         =======   =======   =======   =======   =======
Depreciation and amortization of
  property and equipment:
     Network applications..............  $   172   $   322   $   435   $   388   $   728
     Communications engineering........      122       102       481       127     1,034
                                         -------   -------   -------   -------   -------
          Total depreciation and
            amortization of property
            and equipment..............  $   294   $   424   $   916   $   515   $ 1,762
                                         =======   =======   =======   =======   =======

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of XYPOINT Corporation:

     We have audited the accompanying balance sheets of XYPOINT Corporation (a Washington corporation) as of December 31, 1999 and 1998, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XYPOINT Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Arthur Andersen LLP

Seattle, Washington
December 6, 2000

                              XYPOINT CORPORATION

                                 BALANCE SHEETS

                                                                                     DECEMBER 31,
                                                              SEPTEMBER 30,   ---------------------------
                                                                  2000            1999           1998
                                                              -------------   ------------   ------------
                                                               (UNAUDITED)
                                                 ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  7,333,107    $  3,949,307   $ 10,779,639
  Accounts receivable, trade................................     1,945,720         771,039        255,303
  Tenant improvement allowance receivable...................            --              --        262,427
  Prepaid warrant and option expense........................        41,812       1,008,996             --
  Prepaid expenses and other................................       350,865         219,273        247,925
                                                              ------------    ------------   ------------
         Total current assets...............................     9,671,504       5,948,615     11,545,294
Property and Equipment, net of accumulated depreciation and
  amortization..............................................     3,340,221       3,196,325      3,103,444
Other assets................................................       224,521         198,444        179,576
                                                              ------------    ------------   ------------
         Total assets.......................................  $ 13,236,246    $  9,343,384   $ 14,828,314
                                                              ============    ============   ============

                                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $    935,225    $    736,241   $    834,925
  Accrued liabilities.......................................     1,094,775         339,415        275,812
  Deferred revenue..........................................       484,602         360,629          8,750
  Current portion of capital lease obligations..............       960,072         987,924      1,042,266
                                                              ------------    ------------   ------------
         Total current liabilities..........................     3,474,674       2,424,209      2,161,753
Capital lease obligations, less current portion.............       610,161       1,004,154      1,166,944
                                                              ------------    ------------   ------------
         Total liabilities..................................     4,084,835       3,428,363      3,328,697
                                                              ------------    ------------   ------------
Commitments & Contingencies (Notes 10 and 11)
Redeemable Convertible Preferred Stock:
  Senior convertible preferred stock ($.01 par value,
    35,733,767 shares authorized; 22,402,934, 15,895,660 and
    15,895,660 issued and outstanding in 2000, 1999 and
    1998, respectively).....................................    36,589,169      26,522,995     26,091,520
                                                              ------------    ------------   ------------
Shareholders' equity:
  Convertible preferred stock ($.01 par value, 21,311,748
    shares authorized; 16,696,842, 16,637,676 and 15,902,383
    issued and outstanding in 2000, 1999 and 1998,
    respectively):
    Senior convertible preferred stock......................     6,150,683       6,150,683      4,705,685
    Junior convertible preferred stock......................     1,276,172       1,273,214      1,245,005
  Common stock ($.01 par value, 47,500,000 shares
    authorized, 480,230, 406,817 and 30,200 shares issued
    and outstanding as of 2000, 1999, and 1998,
    respectively)...........................................       593,580         473,304        367,550
  Warrants issued...........................................     1,691,250       1,335,492             --
  Deferred compensation.....................................            --              --        (39,070)
  Accumulated deficit.......................................   (37,149,443)    (29,840,667)   (20,871,073)
                                                              ------------    ------------   ------------
         Total shareholders' equity.........................   (27,437,758)    (20,607,974)   (14,591,903)
                                                              ------------    ------------   ------------
         Total liabilities and shareholders' equity.........  $ 13,236,246    $  9,343,384   $ 14,828,314
                                                              ============    ============   ============

The accompanying notes are an integral part of these statements.

                              XYPOINT CORPORATION

                            STATEMENTS OF OPERATIONS

                                       NINE MONTHS                    TWELVE MONTHS ENDED
                                   ENDED SEPTEMBER 30,                   DECEMBER 31,
                                -------------------------   ---------------------------------------
                                   2000          1999          1999          1998          1997
                                -----------   -----------   -----------   -----------   -----------
                                       (UNAUDITED)
Revenue.......................  $ 5,553,624   $ 1,332,075   $ 2,206,660   $   239,495   $        --
                                -----------   -----------   -----------   -----------   -----------
Operating Expenses:
  Operations..................    2,863,426     2,023,582     2,813,425     2,250,178            --
  Field marketing and
     deployment...............      748,479     1,014,320     1,209,102     1,609,348            --
  Research and development....    2,911,575     1,229,398     1,793,670     1,871,093     2,861,948
  General and
     administrative...........    1,896,309     1,387,620     1,970,290     1,704,951     1,801,979
  Sales and marketing.........    1,575,221       538,503       639,292     1,252,542     1,404,132
  Stock option and warrant
     compensation.............    1,152,454        93,496       369,958        75,035       328,046
  Depreciation and
     amortization.............    1,260,928     1,282,470     1,709,642     1,271,686       758,489
  Restructuring charge........           --       165,942       181,160            --            --
                                -----------   -----------   -----------   -----------   -----------
          Total operating
            expenses..........   12,408,392     7,735,331    10,686,539    10,034,833     7,154,594
                                -----------   -----------   -----------   -----------   -----------
Loss from operations..........   (6,854,768)   (6,403,256)   (8,479,879)   (9,795,338)   (7,154,594)
Other income (expense):
  Interest income.............      123,015       269,314       323,231       471,884       132,007
  Interest expense............     (241,298)     (288,034)     (372,851)     (301,015)     (275,737)
  Loss on disposal of fixed
     assets...................       (6,300)       (9,619)       (8,620)      (14,298)           --
                                -----------   -----------   -----------   -----------   -----------
Net loss......................   (6,979,351)   (6,431,595)   (8,538,119)   (9,638,767)   (7,298,324)
Accretion of preferred
  stock.......................     (329,425)     (323,607)     (431,475)     (274,236)      (80,961)
                                -----------   -----------   -----------   -----------   -----------
Net loss attributable to
  common shareholders.........  $(7,308,776)  $(6,755,202)  $(8,969,594)  $(9,913,003)  $(7,379,285)
                                ===========   ===========   ===========   ===========   ===========
Basic and diluted loss per
  share.......................  $    (15.65)  $    (66.82)  $    (57.10)  $   (892.74)  $        --
                                ===========   ===========   ===========   ===========   ===========
Weighted average number of
  shares of common stock
  outstanding.................      467,067       101,099       157,084        11,104            --
                                ===========   ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these statements.

                              XYPOINT CORPORATION

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                  CONVERTIBLE PREFERRED STOCK
                                         ----------------------------------------------
                                                SENIOR                  JUNIOR                  COMMON STOCK
                                         --------------------   -----------------------   -------------------------
                                         SERIES A    SERIES D    SERIES X                   NUMBER                      DEFERRED
                                          SHARES      SHARES      SHARES       AMOUNT      OF SHARES      AMOUNT      COMPENSATION
                                         ---------   --------   ----------   ----------   -----------   -----------   ------------
Balance, December 31, 1996.............  5,000,000        --            --   $4,705,685    10,510,000   $ 1,263,976    $(120,789)
 Recapitalization and issuance of
   Series X junior preferred stock.....         --        --    10,510,000    1,263,976   (10,510,000)   (1,263,976)          --
 Issuance of compensatory stock options
   ($.05 per share)....................         --        --            --           --            --       360,000     (360,000)
 Exercise of compensatory stock
   options.............................         --        --            50           50            --            --           --
 Accretion of redeemable convertible
   preferred stock.....................         --        --            --           --            --            --           --
 Amortization of deferred
   compensation........................         --        --            --           --            --            --      328,046
 Net loss..............................         --        --            --           --            --            --           --
                                         ---------   -------    ----------   ----------   -----------   -----------    ---------
Balance, December 31, 1997.............  5,000,000        --    10,510,050    5,969,711            --       360,000     (152,743)
 Exercise of stock options.............         --        --       392,333       19,617        30,200         7,550           --
 Forfeitures of compensatory stock
   options.............................         --        --            --      (38,638)           --            --       38,638
 Accretion of redeemable convertible
   preferred stock.....................         --        --            --           --            --            --           --
 Amortization of deferred
   compensation........................         --        --            --           --            --            --       75,035
 Net loss..............................         --        --            --           --            --            --           --
                                         ---------   -------    ----------   ----------   -----------   -----------    ---------
Balance, December 31, 1998.............  5,000,000        --    10,902,383    5,950,690        30,200       367,550      (39,070)
 Issuance of Series D preferred stock
   ($2.69 per share)...................         --   546,110            --    1,469,034            --            --           --
 Cost of issuance of preferred stock...         --        --            --      (24,036)           --            --           --
 Exercise of stock options.............         --        --       189,183        9,459       376,617        94,154           --
 Valuation adjustment of compensatory
   stock options.......................         --        --            --       18,750            --        11,600           --
 Issuance of warrants..................         --        --            --           --            --            --           --
 Accretion of redeemable preferred
   stock...............................         --        --            --           --            --            --           --
 Amortization of deferred
   compensation........................         --        --            --           --            --            --       39,070
 Net loss..............................         --        --            --           --            --            --           --
                                         ---------   -------    ----------   ----------   -----------   -----------    ---------
Balance, December 31, 1999.............  5,000,000   546,110    11,091,566    7,423,897       406,817       473,304           --
 Exercise of stock options.............                   --        59,166        2,958        73,413        18,631           --
 Issuance of warrants..................         --        --            --           --            --            --           --
 Accretion of redeemable convertible
   preferred stock.....................         --        --            --           --            --            --           --
 Equity based compensation expense.....         --        --            --           --            --       101,645           --
 Net loss..............................         --        --            --           --            --            --           --
                                         ---------   -------    ----------   ----------   -----------   -----------    ---------
Balance, September 30, 2000
 (unaudited)...........................  5,000,000   546,110    11,150,732   $7,426,855       480,230   $   593,580    $      --
                                         =========   =======    ==========   ==========   ===========   ===========    =========


                                                                              TOTAL
                                                           ACCUMULATED    SHAREHOLDERS'
                                         WARRANTS ISSUED     DEFICIT         EQUITY
                                         ---------------   ------------   -------------
Balance, December 31, 1996.............    $       --      $(3,578,785)   $  2,270,087
 Recapitalization and issuance of
   Series X junior preferred stock.....            --               --              --
 Issuance of compensatory stock options
   ($.05 per share)....................            --               --              --
 Exercise of compensatory stock
   options.............................            --               --              50
 Accretion of redeemable convertible
   preferred stock.....................            --          (80,961)        (80,961)
 Amortization of deferred
   compensation........................            --               --         328,046
 Net loss..............................            --       (7,298,324)     (7,298,324)
                                           ----------      ------------   ------------
Balance, December 31, 1997.............            --      (10,958,070)     (4,781,102)
 Exercise of stock options.............            --               --          27,167
 Forfeitures of compensatory stock
   options.............................            --               --              --
 Accretion of redeemable convertible
   preferred stock.....................            --         (274,236)       (274,236)
 Amortization of deferred
   compensation........................            --               --          75,035
 Net loss..............................            --       (9,638,767)     (9,638,767)
                                           ----------      ------------   ------------
Balance, December 31, 1998.............            --      (20,871,073)    (14,591,903)
 Issuance of Series D preferred stock
   ($2.69 per share)...................            --               --       1,469,034
 Cost of issuance of preferred stock...            --               --         (24,036)
 Exercise of stock options.............            --               --         103,613
 Valuation adjustment of compensatory
   stock options.......................            --               --          30,350
 Issuance of warrants..................     1,335,492               --       1,335,492
 Accretion of redeemable preferred
   stock...............................            --         (431,475)       (431,475)
 Amortization of deferred
   compensation........................            --               --          39,070
 Net loss..............................            --       (8,538,119)     (8,538,119)
                                           ----------      ------------   ------------
Balance, December 31, 1999.............     1,335,492      (29,840,667)    (20,607,974)
 Exercise of stock options.............            --               --          21,589
 Issuance of warrants..................       355,758               --         355,758
 Accretion of redeemable convertible
   preferred stock.....................            --         (329,425)       (329,425)
 Equity based compensation expense.....            --               --         101,645
 Net loss..............................            --       (6,979,351)     (6,979,351)
                                           ----------      ------------   ------------
Balance, September 30, 2000
 (unaudited)...........................    $1,691,250      $(37,149,443)  $(27,437,758)
                                           ==========      ============   ============

The accompanying notes are an integral part of these statements.

                              XYPOINT CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                       NINE MONTHS ENDED
                                                         SEPTEMBER 30,               TWELVE MONTHS DECEMBER 31,
                                                   -------------------------   ---------------------------------------
                                                      2000          1999          1999          1998          1997
                                                   -----------   -----------   -----------   -----------   -----------
                                                          (UNAUDITED)
Cash Flows From Operating Activities:
  Net loss.......................................  $(6,979,351)  $(6,431,595)  $(8,538,119)  $(9,638,767)  $(7,298,324)
  Adjustments to reconcile net loss to net cash
    used in operating activities--
    Stock option and warrant compensation
      expense....................................    1,197,084        93,496       386,645        75,035       328,046
    Accrued interest on bridge notes converted to
      redeemable preferred stock.................       21,202            --            --            --        33,972
    Loss on disposal of fixed assets.............        6,300         9,619         8,620        14,298            --
    Depreciation and amortization................    1,260,928     1,282,470     1,709,644     1,271,686       758,489
    Changes in certain assets and liabilities:
      Accounts receivable........................   (1,174,681)     (437,335)     (515,736)     (202,222)      741,623
      Tenant improvement allowance receivable and
         other...................................           --            --            --      (262,427)           --
      Prepaid expenses and other assets..........     (157,669)      361,500       344,482      (158,890)      (64,732)
      Accounts payable and accrued liabilities...      954,344        83,434       149,869       484,128       (57,802)
      Deferred revenue...........................      123,973       124,074       352,379       (27,046)       (8,916)
                                                   -----------   -----------   -----------   -----------   -----------
      Net cash used in operating activities......   (4,747,870)   (4,914,337)   (6,102,216)   (8,444,205)   (5,567,644)
                                                   -----------   -----------   -----------   -----------   -----------
Cash Flows From Investing Activities:
  Long-term lease deposit........................           --            --            --      (156,842)           --
  Proceeds from sale of equipment................           --            --         1,000         2,080            --
  Equipment purchases............................     (939,375)     (798,426)   (1,014,465)     (440,978)     (499,994)
                                                   -----------   -----------   -----------   -----------   -----------
      Net cash used in investing activities......     (939,375)     (798,426)   (1,013,465)     (595,740)     (499,994)
                                                   -----------   -----------   -----------   -----------   -----------
Cash Flows From Financing Activities:
  Proceeds from sale of convertible preferred
    stock, net of issuance costs paid............           --            --     1,444,998            --            --
  Proceeds from sale of redeemable convertible
    preferred stock, net of issuance costs
    paid.........................................    7,943,409            --            --    15,445,729     8,256,622
  Bridge note loan...............................    2,000,000            --            --            --     2,000,000
  Proceeds from exercise of common and preferred
    stock options................................       21,589        57,226       103,613        27,167            50
  Payments of capital lease obligations..........     (893,953)     (974,309)   (1,263,262)     (743,946)     (440,352)
                                                   -----------   -----------   -----------   -----------   -----------
      Net cash provided by (used for) financing
         activities..............................    9,071,045      (917,083)      285,349    14,728,950     9,816,320
                                                   -----------   -----------   -----------   -----------   -----------
      Net increase (decrease) in cash and cash
         equivalents.............................    3,383,800    (6,629,846)   (6,830,332)    5,689,005     3,748,682
Cash and Cash Equivalents:
  Beginning of year..............................    3,949,307    10,779,639    10,779,639     5,090,634     1,341,952
                                                   -----------   -----------   -----------   -----------   -----------
  End of period..................................  $ 7,333,107   $ 4,149,793   $ 3,949,307   $10,779,639   $ 5,090,634
                                                   ===========   ===========   ===========   ===========   ===========
Noncash supplemental disclosures of cash flow
  information:
  Conversion of bridge loan and interest.........  $ 2,021,202   $        --   $        --   $        --   $ 2,033,972
  Assets acquired under capital leases...........  $   476,107   $   472,977   $   860,679   $ 1,795,614   $ 1,020,192
  Issuance of warrants and options...............  $   127,896   $    54,427   $ 1,335,492   $        --   $        --
  Issuance of warrants to bridge note holders....  $   277,862   $        --   $        --   $        --   $        --
                                                   ===========   ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these statements.

                              XYPOINT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                    DECEMBER 31, 1999 AND SEPTEMBER 30, 2000
          (AMOUNTS AND DISCLOSURES AS OF AND FOR THE NINE MONTHS ENDED
            SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999 ARE UNAUDITED)

1.  ORGANIZATION:

     XYPOINT Corporation (the Company), a Washington corporation, was organized to develop and market location-enhanced services to mobile people through their wireless devices. From inception it has been engaged in research and development on several such technologies. Beginning in 1996 the Company began to devote substantial resources to build a service platform and test the market opportunity for providing enhanced 911 (E-911) services to wireless carriers. In 1998 the Company launched such services on a commercial basis. Prior to 1998 the Company was a development stage company. During 1999 the Company initiated research activities to extend its capabilities to include wireless connectivity to digital data originating on the Internet and on corporate networks. The first products in this line of business will be launched in 2000 under the name WebWirelessNow. Substantially all revenue recognized by the Company in 1999 and 1998 and for the nine months ended September 30, 2000 relate to E-911 phone location services.

     On December 23, 1997, with its order 94-102 (the Order), the Federal Communications Commission (FCC) finalized a regulatory action that requires location-based information be provided when cellular users access local E-911 systems. Cellular carriers are required to make this information available to public safety answering points (PSAPs) when requested and when the applicable state or local jurisdiction has approved a cost reimbursement methodology. The requirement will be phased in, with call location determined by the nearest cellular site required as of April 1, 1998, and with location precision down to 125 meters by October 2001. Carriers are required to provide such services in Phase I within six months of receiving a formal request. There are, however, no monetary penalties associated with non-compliance. On December 12, 1999, the FCC, in an attempt to increase the pace of deployment of E-911 services, amended the Order to eliminate the requirement that carrier cost reimbursement from Public Safety be provided.

     The Company has developed an end-to-end network-based solution to provide this service to carriers in compliance with the FCC order. Its solution meets the requirements of Phase I of the Order and was developed specifically to integrate with all types of precise location technology that may ultimately be used in Phase II. During 1997 and 1998, the Company substantially increased its expenditures on sales and marketing, research and development, and in building infrastructure to prepare for a product launch of its wireless E-911 services. Sales and marketing and deployment expenses were reduced in 1999 to reflect the market opportunity to sell and deploy such services. Revenues were generated in 1998 as service was activated in several markets and such revenues increased in 1999. As of December 31, 1999, the Company had signed agreements to provide services to 14 cellular carriers.

     To achieve profitability from its phone location services, the Company must deploy its services to a substantial percentage of the PSAPs covered under its current carrier

                              XYPOINT CORPORATION

1.  ORGANIZATION: -- (CONTINUED)
contracts and/or secure and deploy services under additional carrier contracts. Although the Company expects the pace of deployment of its services to accelerate, particularly in response to the recent FCC rulings, due to the nature of dealing with state and local governments the pace of activation of services is difficult to predict. Although its phone location revenues are increasing faster than the cost to provide such services, the Company plans to expend significant additional resources in 2001 on product development and sales and marketing for its WebWirelessNow family of services. Therefore, the Company does not expect to achieve overall profitability in 2001. If, during the period required to roll out such services, the Company requires additional funds, there is no assurance that such funding will be available at terms satisfactory to the Company.

     To date, the Company has incurred recurring operating losses and has accumulated a deficit of $29,840,667 as of December 31, 1999 and $37,149,443 as of September 30, 2000. Accordingly, if the merger discussed in Note 14 is not completed, management intends to raise additional funds during 2001.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Cash and Cash Equivalents

     The Company considers highly liquid instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. At December 31, 1999 and September 30, 2000 the Company's cash and cash equivalents (which consist of repurchase agreements) were held with a single commercial bank.

  Property and Equipment

     Property and equipment are stated at cost. Leases to finance furniture and equipment that include a bargain purchase option or that transfer title to the Company at the end of the lease term are accounted for as capital leases, as are those where the discounted present value of the required lease payments equals or exceeds 90% of the fair value of the equipment acquired. Improvements and replacements are capitalized. Maintenance and repairs are expensed when incurred. The provision for depreciation is determined using the straight-line method, which allocates costs over the property and equipment's estimated useful lives of two to seven years.

  Equity-Based Compensation

     The Company accounts for its equity-based compensation plans following the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As such, the Company is subject to the disclosure-only requirements provided for under Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation" and accordingly, does not recognize compensation expense for options granted to employees with an exercise price equal to or in excess of fair value of the underlying security at the date of grant.

                              XYPOINT CORPORATION

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)
  Income Taxes

     The Company accounts for income taxes using the asset and liability method as required by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recognized for the future tax consequences of differences between tax and financial accounting bases of assets and liabilities at each year-end. Deferred income taxes are based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

  Revenue Recognition

     Revenue is primarily from monthly recurring service fees related to its E9-1-1 business. Such revenues are recognized in the month earned. Revenues billed in advance of completing the earnings process are deferred.

  Research and Development

     Research and development costs are expensed as incurred.

  Reclassifications

     Certain reclassifications have been made to conform the prior year's data with the current year presentation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Classifications

     Costs of operating the Company's service platform (except depreciation) are classified as "Operations" expense in the accompanying statements of operations. Costs of personnel to interface with and secure commitment from PSAPs, to work with individual governmental jurisdictions on setting up administrative procedures, and to technically deploy the XYPOINT solution are classified as "Field marketing and deployment". Costs related to the Company's general marketing programs, carrier sales programs, and legislative activities are classified as "Sales and marketing" expense.

  Unaudited Interim Financial Data

     In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting of only normal recurring accruals, necessary for a fair

                              XYPOINT CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED) presentation of the financial position of the Company as of September 30, 2000, and the results of its operations an cash flows for the nine month periods ended September 30, 1999 and 2000. The September 30, 1999 and 2000 financial statements are unaudited, and do not include all related footnote disclosures that would be necessary in year end audited financial statements. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results of operations expected in the future.

  Segment Information

     The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company manages its business under one reporting segment, telecommunications services. As such, all operating decisions are based upon the company operating under a single segment. Additionally, all of its activities take place in the United States.

  Recently Issued Accounting Standards

     In March 2000, the FASB released FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," which provides clarification of Opinion 25 for certain issues such as the determination of an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modification to the terms of a previously fixed stock option award, and the accounting for an exchange of stock compensation award in a business combination. Management believes that the Company's practices are in conformity with this guidance, and therefore Interpretation No. 44 will have no impact on our financial statements.

  Advertising Costs

     All advertising costs are expensed as incurred. The Company does not incur any significant direct-response advertising costs. For the years ended December 31, 1999, 1998 and 1997 and for the nine months ended September 30, 2000 and 1999 advertising costs totaled $47,181, $80,579, $96,113, $332,232 and $36,834, respectively.

  Computation of Basic and Diluted Net Loss Per Share

     Historical net loss per share has been calculated under Statement of Financial Accounting Standards No. 128 "Earnings per Share." Basic net loss per share on a historical basis is computed using the weighted average number of shares of common stock outstanding. No diluted loss per share information has been presented in the accompanying statements, of operations since potential common shares from conversion of preferred stock, stock options, and warrants are anti-dilutive.

                              XYPOINT CORPORATION

3.  EARNINGS PER SHARE:

     At September 30, 2000, approximately 43,000,000 options, warrants and preferred shares were outstanding but were not included in the computation of diluted earnings per share, as their inclusion would be anti-dilutive.

4.  REDEEMABLE CONVERTIBLE PREFERRED STOCK:

  Redeemable Convertible Preferred Stock

     In 2000, the Board approved the amendment of the Company's Articles of Incorporation which increased the number of shares of authorized redeemable convertible preferred stock from 19,500,000 to 35,733,767, of which 7,000,000 is designated Series B preferred stock, 12,500,000 is designated Series C preferred stock, and 16,233,767 is designated as Series E preferred stock. The Series B, C, and E preferred stock are voting redeemable convertible preferred stock with liquidation preferences of $1.75, $1.75, and $1.54 per share, respectively. All series of redeemable convertible (Series B, C, and E) and convertible (Series A and D) (Note 5) preferred stock have equal priority in liquidation and have priority superior to the Series X junior preferred stock. At any time on or after December 31, 2002 the Series B, C and E shares can be redeemed upon demand by the majority of the holders of the respective shares or at the option of the Company. The redemption price is $1.75 per share for Series B and C and $1.54 for Series E, plus, in the case of redemption at the option of the Company, a cumulative dividend at the rate of 8% per annum. Accordingly, the reduction in recorded value of Series B, C, and E preferred stock attributable to the stock issuance costs is being accreted back into the recorded value of the stock from the issuance date of each respective class to the redemption date on a ratable basis. Each preferred share is convertible into one share (Series B, C, and E are subject to an anti-dilutive conversion formula) of the Company's common stock at the option of the preferred shareholder or automatically at the earlier of (i) an initial public offering of the Company's common stock pursuant to an effective registration statement under the Securities Act of 1933 (subject to other restrictions and limitations), or (ii) by the written consent of one-half of the outstanding Series B, C or E shareholders, with each series of preferred stock voting as a separate class. Warrants to purchase shares of redeemable convertible preferred stock are outstanding as follows:

     Series B -- 156,809 at a price of $1.93, Series C -- 490,207 at prices ranging from $1.75 to $2.69, Series E -- 259,740 at a price of $1.54.

  Series C Redeemable Preferred Stock Offering

     In July and October 1998 the Company issued a total of 9,506,431 shares of its Series C preferred stock at $1.75 per share for net consideration of approximately $15,446,000. In connection with this offering, the Company granted five-year warrants to purchase 285,193 (3%) of the Series C preferred stock sold by the offering agent. The warrants are exercisable for a four-year period commencing one year from the offering date at a price of $2.10 per warrant. In connection with the issuance of the Series C shares, the number of authorized common shares was increased to 47,500,000. During 1999

                              XYPOINT CORPORATION

4. REDEEMABLE CONVERTIBLE PREFERRED STOCK: -- (CONTINUED) an additional 205,014 Series C warrants were issued to outside consultants with a strike price ranging from $1.75 to $2.69 per share.

  Series E Redeemable Preferred Stock Offering

     On May 8, 2000, the Board approved an amendment to the Articles of Incorporation authorizing 16,233,767 shares of Series E Convertible Preferred and, at the same time designated and approved for sale up to that amount of Series E Convertible Preferred stock at $1.54 per share. In July 2000 the Company issued $2 million in aggregate principal amount of 9% Subordinated Convertible Notes (the Bridge Notes) due September 30, 2000 to existing shareholders of the Company. In connection with the issuance of the Bridge Notes, the Company issued warrants exercisable for that number of shares purchasable in the Company's next equity financing raising $10 million equal to the face amount of the notes multiplied by 20%. On August 18, 2000 the Company closed on the sale of approximately 6.5 million shares of Series E Convertible Preferred Stock with proceeds of approximately $10 million, including the $2 million in Bridge Notes, which were converted together with accrued interest to Series E shares. On that date, the warrants issued by the Company in connection with the issuance of the Bridge Notes became exercisable for 259,740 shares of Series E Preferred Stock at an exercise price of $1.54 per share.

     The issuance of Series E at a price less than that of Series B, C and D caused certain antidilution clauses relative to the earlier issuances to become effective. Therefore, the conversion ratio for Series B and C increased from 1.0 to 1.017 common shares per preferred share, and the Series D conversion ratio increased from 1.0 to 1.067 common shares per preferred share.

5.  SHAREHOLDERS' EQUITY:

  Convertible Preferred Stock

     In 1999, the Board approved the amendment of the Company's Articles of Incorporation which increased the number of shares of authorized convertible preferred stock from 18,000,000 to 21,311,748, of which 5,000,000 is designated Series A senior preferred stock, 3,311,748 is designated as Series D senior preferred stock, and 13,000,000 is designated Series X junior preferred stock. The Series A, D and X preferred stock are voting convertible preferred stock with liquidation preferences of $1.00, $2.69 and $0.80 per share, respectively. All series of convertible (Series A and D) and redeemable convertible (Series B, C, and E) (Note 4) preferred stock have equal priority in liquidation and have priority superior to the Series X junior preferred stock. The redemption price is $2.69 per share for Series D, plus, in the case of redemption at the option of the Company, a cumulative dividend at the rate of 8% per annum. Each preferred share is convertible into one share (Series A and D are subject to an anti-dilutive conversion formula) of the Company's common stock at the option of the preferred shareholder or automatically at the earlier of (i) an initial public offering of the Company's common stock pursuant to an effective registration statement under the Securities Act of 1933 (subject to other restrictions and limitations), or (ii) by the written

                              XYPOINT CORPORATION

5.  SHAREHOLDERS' EQUITY: -- (CONTINUED)
consent of two-thirds of the outstanding Series A preferred shareholders, one-half of the outstanding Series X shareholders, or 60% of the outstanding Series D shareholders, with each series of preferred stock voting as a separate class. Warrants to purchase shares of convertible preferred stock are outstanding as follows:

     Series D -- 2,400,000 at a price of $2.69 (expired, see Series D Preferred Stock Offering below), Series X -- 216,250 and 500,000 at a price of $1.10 and $2.50, respectively.

  Founders' Agreement

     The Company granted options to purchase 3,000,000 shares of common stock to the president of the Company under the 1997 Plan. The founders of the Company each agreed to contribute up to 1,150,000 shares of Junior X preferred stock to the Company on a one-for-one basis at the time the President of the Company exercises common options. They granted the president voting control over 1,583,333 shares of Series X junior preferred stock owned by each of them, reduced by the number of shares of Series X junior preferred stock contributed by the founders to the Company, and to the extent the president of the Company exercises options to purchase more than 2,300,000 shares of common stock, by one-half of the number of shares issued to the president of the Company upon such exercise. In conjunction with the Series B preferred stock issuance the two founders and president agreed to contribute certain shares to the Series B investors as necessary to maintain certain return levels for those investors. Accordingly, 701,000 shares of the president's stock options have been accounted for using the variable accounting rules whereby the increase of estimated fair market value of the company's stock at each reporting date over the options original strike price is recorded as additional compensation expense in the period of the change. The charge for the nine-month period ended September 30, 2000 was $101,645. For 1999, 1998, and 1997 the compensation expense for these options represents a portion of the amortization of the deferred compensation shown on the face of the statement of operations.

     In September 2000, in connection with the issuance of the Series E Redeemable Preferred Stock the founders of the Company and the president modified the above agreement. Pursuant to the modification, the president surrendered 350,500 options back to the Company and reduced his voting control over shares of Series X junior preferred stock owned by each of the founders by 175,250 shares. In addition, the founders' obligation to contribute Junior X preferred stock back to the Company was reduced by 175,250 shares each. As a result, the 350,500 options were cancelled and the compensation expense related to them was reversed in the period ended September 30, 2000. In conjunction with the modification, the remaining 350,500 stock options were no longer subject to this arrangement and therefore they are no longer subject to future adjustments under variable accounting.

  Series D Preferred Stock Offering

     In November and December 1999 the Company issued a total of 546,110 shares of its Series D preferred stock at $2.69 for net consideration of approximately $1,445,000. Shares

                              XYPOINT CORPORATION

5.  SHAREHOLDERS' EQUITY: -- (CONTINUED)
with gross proceeds of $1,000,000 (371,748 shares) were issued to a strategic investor who simultaneously signed a one-year service agreement for the Company to provide certain Internet related wireless data services. This strategic investor has also been issued a warrant to purchase Series D preferred stock in an amount that would allow the investor to obtain ownership of 6.9% (up to 2,400,000 additional shares) of the equity of the Company on a fully diluted basis. This warrant is priced at $2.69 per share, is fully vested, and expired on May 12, 2000. The warrant may be exercised in full or in part, subject to a minimum exercise of $1,000,000 face value. The warrant was determined to have a fair market value, using the Black-Scholes method, of $1,153,000. This amount has been recorded as equity and is being amortized to expense ratably over a 12-month period. The Series D preferred shares are redeemable only in the case that warrants with a minimum value of $3,000,000 were exercised. In connection with the issuance of the Series D shares and warrants the number of authorized common shares was increased to 47,500,000 and certain preferred return features of the Series C preferred were eliminated.

     On the date of expiration, May 12, 2000, the Series D warrants expired unexercised. Accordingly, the remaining unamortized value of such warrants was charged to expense at that time.

6.  EQUITY-BASED COMPENSATION:

     The shareholders and Board approved the combined incentive and nonqualified 1995 Stock Option Plan (the 1995 Plan) in May 1995. Pursuant to a recapitalization in April 1997 the Company determined to no longer grant any options under the 1995 Plan and converted the existing options to options to purchase Series X Junior Preferred stock. The Board adopted the 1997 Stock Plan (the 1997 Plan) in April 1997. The 1997 Plan provides for the grant of options to purchase 6,850,000 shares of common stock and for the issuance of restricted stock to employees, directors and consultants of the Company. The 1997 Plan is administered by the Board or a committee of the Board (the Administrator). In addition to option grants, the Administrator has the authority to grant restricted stock pursuant to the stock purchase rights provisions of the 1997 Plan. The purchase price per share of all restricted stock issued under the 1997 Plan must equal at least 85% of the fair market value of the common stock on the date of issuance. As of September 30, 2000 no restricted stock has been issued. In September 2000, the Board and shareholders approved the discontinuance of future grants under the 1997 Plan and created the 2000 Stock Plan (the 2000
Plan), which reserves for issuance 1,300,000 shares of the Company's common stock. The terms and conditions of the 2000 Plan are substantially equivalent to those in the 1997 Plan. All options granted subsequent to September 19, 2000 were granted under the 2000 Plan.

     The Company recognized stock option and warrant expense in 1999, 1998, and 1997 for vesting of compensatory options issued in prior years, for warrants and options issued to a strategic investor and to consultants, and for the extension of the exercise period for certain stock options. Compensation expense relating to the vesting of options granted by the Company for the years ended December 31, 1999, 1998 and 1997 and for the nine

                              XYPOINT CORPORATION

6. EQUITY-BASED COMPENSATION: -- (CONTINUED) months ended September 30, 2000 and 1999 was $39,070, $75,035, $328,046,
$143,457, and $0, respectively. Had compensation cost for the 1997 and 1995 Plans been determined consistent with SFAS No. 123, the Company's net loss for the years ended December 31, 1999, 1998, and 1997 would have been increased to $8,556,738 and $9,718,566, and $7,380,881 respectively, on a pro forma basis.

     The following table describes the transactions under the 1995 and 1997
Plans.

                                                                            SERIES X JUNIOR
                                                     COMMON STOCK           PREFERRED STOCK
                                                 ---------------------   ----------------------
                                                              WEIGHTED                WEIGHTED
                                                   SHARES     AVERAGE      SHARES      AVERAGE
                                                 SUBJECT TO   EXERCISE   SUBJECT TO   EXERCISE
                                                   OPTION      PRICE       OPTION       PRICE
                                                 ----------   --------   ----------   ---------
Outstanding at December 31, 1997...............  4,660,750     $0.16       827,583      $0.05
Grants.........................................  1,613,925      0.49            --         --
Exercised......................................    (30,200)     0.25      (392,333)      0.05
Canceled.......................................   (283,850)     0.25       (61,650)      0.05
                                                 ---------                --------
Outstanding at December 31, 1998...............  5,960,625      0.26       373,600       0.05
Grants.........................................    794,500      0.33
Exercised......................................   (376,617)     0.25      (189,183)      0.05
Canceled.......................................   (556,711)     0.25        (4,752)      0.05
                                                 ---------                --------
Outstanding at December 31, 1999...............  5,821,797      0.27       179,665       0.05
Grants.........................................  1,007,000      0.54            --
Exercised......................................    (73,413)     0.25       (59,166)      0.05
Cancelled......................................   (403,833)     0.21        (4,499)      0.05
                                                 ---------                --------
Outstanding at September 30, 2000..............  6,351,551      0.16       116,000       0.05
                                                 =========                ========
Exercisable at December 31, 1999...............  4,807,466      0.22       179,665       0.05
                                                 =========                ========

     On January 12, 1999, the Board of Directors retroactively adjusted the vesting period of all options outstanding to current employees under both plans from five to three years. The amounts shown as exercisable in the table above and the expected life of the outstanding options take into account the three-year vesting period.

     Of the 5,821,797 options outstanding under the 1997 Plan at December 31, 1999, 1,800,000 have an exercise price of $.05 and a weighted average remaining contractual life of 7.49 years; all of these options are currently exercisable. Another 150,000 and 100,000 options have exercise prices of $1.50 and $2.25, respectively. The weighted average remaining contractual life of both pools of options is 8.41 years; 87,500 and 58,333 of these options, respectively are currently exercisable. The remaining options have an exercise price of $0.25 and a weighted average remaining contractual life of 8.02 years; 2,861,633 of these options are currently exercisable. The weighted average per share fair value of options granted under the 1997 Plan was $0.04, $0.05 and $0.11 for 1999, 1998 and 1997, respectively. The weighted average remaining contractual life of the options outstanding under the 1995 Plan is 6.0 years.

                              XYPOINT CORPORATION

6.  EQUITY-BASED COMPENSATION: -- (CONTINUED)
     The Company's calculation of the fair market value of options granted was based on the minimum value method as prescribed for private companies under SFAS No. 123. Significant assumptions used to determine fair market value are as follows:

                                                   DECEMBER 31,
                                            ---------------------------
                                             1999      1998      1997
                                            -------   -------   -------
Weighted average risk-free interest
  rates...................................   5.9%      5.9%      6.1%
Weighted average expected life of
  options.................................  3 years   5 years   3 years
Expected dividends........................       --        --        --

     On December 5, 2000 XYPOINT granted options to employees to purchase 134,500 shares of common stock with an exercise price of $0.87 per share.

7.  PROPERTY AND EQUIPMENT:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1999          1998
                                                             -----------   -----------
Computer equipment and software............................  $ 6,104,055   $ 5,058,809
Furniture..................................................      525,277       144,660
Leasehold improvements.....................................      464,557        24,854
Construction in progress...................................           --       100,050
                                                             -----------   -----------
                                                               7,093,889     5,328,373
Less accumulated depreciation and amortization.............   (3,897,564)   (2,224,929)
                                                             -----------   -----------
                                                             $ 3,196,325   $ 3,103,444
                                                             ===========   ===========

8.  ACCRUED LIABILITIES:

                                                      SEPTEMBER 30,      DECEMBER 31,
                                                      -------------   -------------------
                                                          2000          1999       1998
                                                      -------------   --------   --------
Carrier liability...................................   $  807,592     $161,590   $ 84,173
Vacation............................................      154,719       98,761    127,445
Other...............................................      132,464       79,064     64,194
                                                       ----------     --------   --------
                                                        1,094,775     $339,415   $275,812
                                                       ==========     ========   ========

                              XYPOINT CORPORATION

9.  INCOME TAXES:

                                                   DECEMBER 31,
                                            --------------------------
                                                1999          1998
                                            ------------   -----------
Deferred tax assets:
  Net operating loss carryforward.........  $  9,328,000   $ 6,684,000
  Research and development credit
     carryforward.........................       329,000       242,000
  Stock and warrant compensation..........       191,000       201,000
  Property and Equipment..................       102,000            --
  Other...................................        62,000        51,000
  Valuation allowance.....................   (10,012,000)   (7,169,000)
                                            ------------   -----------
     Total deferred tax assets............            --         9,000
Deferred tax liabilities:
  Property and equipment..................            --        (9,000)
                                            ------------   -----------
     Net deferred taxes...................  $         --   $        --
                                            ============   ===========

     At December 31, 1999, the Company's net has operating loss and research and development credit carryforwards of approximately $27,400,000 and $329,000 respectively, which begin to expire in 2007, and are subject to limitations. The Company has determined that its deferred tax assets do not satisfy the recognition criteria set forth under SFAS No. 109. Accordingly, a valuation allowance has been recorded against the applicable deferred tax assets, therefore no tax benefit has been recorded in the accompanying statements of operations. The Company's valuation allowance increased by $2,843,000, $3,279,000 and $2,671,000 during 1999, 1998 and 1997, respectively.

10.  CAPITAL LEASES:

     The Company has entered into noncancelable capital lease agreements involving, furniture and equipment through 2003. Future minimum payments under these leases, as of December 31, 1999, are as follows:

2000....................................................  $1,176,231
2001....................................................     826,053
2002....................................................     266,526
2003....................................................      11,132
                                                          ----------
Total minimum lease payments............................   2,279,942
Less- Amount representing interest (9-21%)..............    (287,864)
                                                          ----------
Present value of net minimum lease payments.............   1,992,078
Less current portion....................................    (987,924)
                                                          ----------
                                                          $1,004,154
                                                          ==========

     Furniture, equipment, and software financed by capital leases amounted to $4,544,312 and $3,683,632 as of December 31, 1999 and 1998, respectively.
Accumulated depreciation related to these assets was $2,071,126 and $1,424,133 as of December 31, 1999 and 1998,

                              XYPOINT CORPORATION

10.  CAPITAL LEASES: -- (CONTINUED)
respectively. Cash paid for interest by the Company, primarily relating to capital leases, was $365,413, $293,993, $261,969, $240,712 and $288,034 for the
years ended December 31, 1999, 1998 and 1997 and for the nine months ended September 30, 2000 and 1999, respectively.

11.  FACILITIES:

     The Company leases its principal facilities, located in Seattle, Washington, under an operating lease covering 22,400 square feet at a monthly rental of $52,300. The lease term extends through March 31, 2004 and contains a renewal option for an additional five-year term at fair market rent. At December 31, 1998 the Company had recorded a receivable of $262,427 related to amounts due from the landlord for construction in progress pursuant to the lease agreement. A related payable to a construction company of $262,427 was included in accounts payable. Both the receivable and payable were settled during 1999.

     During the first quarter of 1999, the Company leased approximately 10,000 square feet under an operating lease and additional space on a month-to-month basis for its principal office facility in Seattle, Washington.

     The Company also has an operating lease agreement for approximately 1,500 square feet for a redundant data center in Phoenix, Arizona. The lease commenced March 1, 1999, has a five-year term, and has an average monthly rental rate of $2,200.

     The following shows operating lease commitments through 2004:

2000....................................................  $  652,488
2001....................................................     652,488
2002....................................................     654,581
2003....................................................     655,000
2004....................................................     161,447
                                                          ----------
Total minimum lease payments............................  $2,776,004
                                                          ==========

     Total rental expense for the Company's operating leases for the years ended December 31, 1999, 1998 and 1997 and for the nine months ended September 30, 2000 and 1999 was $465,128, net of sublease rentals, $291,052, $239,810,
$468,294 and $360,897, respectively.

12.  CUSTOMER CONCENTRATION:

     Substantially all of the Company's revenues in the periods presented were related to its E-911 phone location services. The Company has generated revenue from a limited number of customers and in a limited number of state and local jurisdictions with enabling cost recovery mechanisms. At September 30, 2000 and December 31, 1999 approximately 64% and 86%, respectively, of accounts receivable were due from a single wireless carrier. At December 31, 1998 approximately 52% of accounts receivable were due from a single wireless carrier and 46% were due from two other wireless carriers. Following are two

                              XYPOINT CORPORATION

12.  CUSTOMER CONCENTRATION: -- (CONTINUED)
tables showing revenue concentration by customer and by state for 1999 and for the nine months ended September 30, 2000. Information for 1998 is not presented as total revenues in that year were insignificant.

          DECEMBER 31, 1999   SEPTEMBER 30, 2000
          -----------------   ------------------
CUSTOMER            PERCENT OF REVENUE
--------  --------------------------------------
   A              63%                 70%
   B              15                   7
   C              14                   5

 STATE              PERCENT OF REVENUE
 -----    --------------------------------------
   A              53%                 22%
   B              12                  10
   C              11                   5
   D              --                  15
   E              --                  13
   F              --                  11

     During 1999 it was announced that four wireless carriers would, through a series of mergers and joint ventures, form a nationwide entity to be known as Verizon Wireless. The majority owner of this new joint venture entity is not currently a customer of the Company but the other three carriers are. These three carriers accounted for approximately 63% of the Company's 1999 revenues and approximately 70% of revenues for the nine months ended September 30, 2000. Subsequent to September 30, 2000, Verizon announced the pending acquisition of Price Communications, a customer of the Company. Taking into account this pending transaction, approximately 77% of the Company's revenue for the nine months ended September 30, 2000 would be attributed to Verizon. Contracts with these customers contain various terms through October 2001.

13.  RESTRUCTURING CHARGE:

     During the first quarter of 1999 the Company determined it was overstaffed relative to the near term-opportunity to generate phone location revenues from its E9-1-1 service. Accordingly, approximately twenty employees were involuntarily terminated and special termination benefits were provided. All amounts classified as "restructuring charge" in the accompanying statements of operations relate to such termination benefits and all such amounts had been fully paid by December 31, 1999.

14.  MERGER AGREEMENT:

     On November 15, 2000 XYPOINT entered into a definitive merger agreement with TeleCommunications Systems Corporation (TCS) whereby all outstanding common shares and options, convertible preferred stock, warrants and options, and redeemable convertible preferred stock and warrants will be acquired for 4.3 million shares of TCS Series A common stock. The transaction will be treated as a purchase for accounting purposes. Completion of the transaction is subject to approval of XYPOINT shareholders and the

                              XYPOINT CORPORATION

14.  MERGER AGREEMENT: -- (CONTINUED)
effectiveness of a Form S-4 registration statement to be filed by TCS. In contemplation of the merger, the Founder's Agreement, more fully described in Footnote 5, was terminated by the founders' contribution of a total of 1,949,500 shares of Series X junior preferred stock back to the Company and the termination president's voting control over the remaining Series X shares held by the founders.

                                   APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG
                        TELECOMMUNICATION SYSTEMS, INC.
                        WINDWARD ACQUISITION CORP., AND
                              XYPOINT CORPORATION

                               NOVEMBER 15, 2000

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
ARTICLE I  THE MERGER.............................................       A-1
  1.1     The Merger..................................................   A-2
  1.2     Closing; Effective Time.....................................   A-2
  1.3     Effect of the Merger........................................   A-2
  1.4     Articles of Incorporation; Bylaws...........................   A-2
  1.5     Directors and Officers......................................   A-2
  1.6     Effect on Target Capital Stock and Options..................   A-3
  1.7     Exchange Procedures.........................................   A-6
  1.8     No Further Ownership Rights in Target Capital Stock.........   A-7
  1.9     Lost, Stolen or Destroyed Certificates......................   A-8
  1.10    Tax Consequences............................................   A-8
  1.11    Taking of Necessary Action; Further Action..................   A-8
  1.12    Definitions.................................................   A-8
ARTICLE II  REPRESENTATIONS AND WARRANTIES OF TARGET..............      A-11
  2.1     Organization, Standing and Power............................  A-11
  2.2     Capital Structure...........................................  A-12
  2.3     Authority; No Conflict......................................  A-13
  2.4     Financial Statements........................................  A-14
  2.5     Disclosure Documents........................................  A-14
  2.6     Absence of Certain Changes; Liabilities.....................  A-14
  2.7     Accounts Receivable.........................................  A-15
  2.8     Litigation..................................................  A-16
  2.9     Restrictions on Business Activities.........................  A-16
  2.10    Title to Property; Absence of Liens.........................  A-16
  2.11    Intellectual Property.......................................  A-17
  2.12    Environmental Matters.......................................  A-19
  2.13    Taxes.......................................................  A-20
  2.14    Employee Benefit Plans......................................  A-21
  2.15    Employees and Consultants...................................  A-23
  2.16    Customers and Suppliers; Products...........................  A-24
  2.17    Material Contracts..........................................  A-25
  2.18    Target 911 Business Regulatory Compliance and Contracts.....  A-26
  2.19    Third-Party Consents........................................  A-27
  2.20    Insurance...................................................  A-27
  2.21    Compliance with Laws; Governmental Authorizations...........  A-27
  2.22    Brokers' and Finders' Fees..................................  A-27
  2.23    Target Agreements...........................................  A-28
  2.24    Board Approval; Shareholder Approval Required...............  A-28
  2.25    Minute Books................................................  A-28
  2.26    Export Control Laws and Foreign Corrupt Practices Act.......  A-28
  2.27    Representations Complete....................................  A-29
  2.28    Registration Rights.........................................  A-29
  2.29    Beneficial Ownership of Acquiror Stock......................  A-29

                                                                        PAGE
                                                                        ----
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER
                SUB...............................................      A-29
  3.1     Organization, Standing and Power............................  A-29
  3.2     Capital Structure...........................................  A-30
  3.3     Authority...................................................  A-30
  3.4     SEC Documents; Financial Statements.........................  A-31
  3.5     Disclosure Documents........................................  A-31
  3.6     Absence of Certain Changes..................................  A-31
  3.7     Brokers' and Finders' Fees..................................  A-32
  3.8     Representations Complete....................................  A-32
  3.9     Litigation..................................................  A-32
  3.10    Tax Matters.................................................  A-32
ARTICLE IV  COVENANTS OF TARGET...................................      A-33
  4.1     Information.................................................  A-33
  4.2     Regulatory Approvals; Consents..............................  A-33
  4.3     Conduct of Business.........................................  A-33
  4.4     Approval of Shareholders of Target; Document Preparation....  A-35
  4.5     Current Information; Advice of Changes......................  A-35
  4.6     No Solicitation of Other Offers.............................  A-36
  4.7     Public Announcements........................................  A-36
  4.8     Escrow Agreement............................................  A-37
  4.9     Stock Restriction Agreement.................................  A-37
  4.10    Cooperation and Conditions..................................  A-37
  4.11    Tax Free Reorganization.....................................  A-37
  4.12    Capitalization..............................................  A-37
ARTICLE V  COVENANTS OF ACQUIROR AND MERGER SUB...................      A-38
  5.1     Information.................................................  A-38
  5.2     Applications to Governmental Entities.......................  A-38
  5.3     Acquiror Common Stock.......................................  A-38
  5.4     Registration of Shares......................................  A-38
          Current Information; Advice of Changes; Conduct of
  5.5     Business....................................................  A-39
  5.6     Public Announcements........................................  A-40
  5.7     Escrow Agreement............................................  A-40
  5.8     Cooperation and Conditions..................................  A-40
  5.9     Form S-8 Registration Statement.............................  A-40
  5.10    Tax Free Reorganization.....................................  A-40
  5.11    Employee Benefits Matters...................................  A-41
  5.12    Target Officers and Directors...............................  A-41
  5.13    Reports Under Securities Exchange Act of 1934...............  A-42
  5.14    Acquiror or Shareholder Approval............................  A-42
ARTICLE VI  CONDITIONS TO ACQUIROR'S AND MERGER SUB'S OBLIGATIONS...
                                                                        A-43
  6.1     Representations, Warranties, and Covenants..................  A-43
  6.2     Shareholder Approval........................................  A-43
  6.3     Other Evidence..............................................  A-43
          No Adverse Proceedings, Events, or Regulatory
  6.4     Requirements................................................  A-43

                                                                        PAGE
                                                                        ----
  6.5     Consents, Etc...............................................  A-44
  6.6     Opinion of Tax Counsel......................................  A-44
  6.7     Opinion of Counsel..........................................  A-44
  6.8     Escrow Agreement............................................  A-44
  6.9     Securities Matters..........................................  A-44
  6.10    280G Agreements.............................................  A-44
  6.11    Resignation of Directors and Officers.......................  A-45
  6.12    Stock Restriction Agreement.................................  A-45
  6.13    Termination of Pension Plan.................................  A-45
ARTICLE VII  CONDITIONS TO TARGET'S OBLIGATIONS...................      A-45
  7.1     Representations, Warranties, and Covenants..................  A-45
  7.2     Shareholder Approval........................................  A-46
  7.3     Other Evidence..............................................  A-46
          No Adverse Proceedings, Events, or Regulatory
  7.4     Requirements................................................  A-46
  7.5     Opinion of Tax Counsel......................................  A-46
  7.6     Opinion of Counsel..........................................  A-46
  7.7     Securities Matters..........................................  A-47
  7.8     Escrow Agreement............................................  A-47
ARTICLE VIII  TERMINATION, EXPENSES, AMENDMENT AND WAIVER.........      A-47
  8.1     Termination.................................................  A-47
  8.2     Effect of Termination.......................................  A-48
  8.3     Expense.....................................................  A-48
  8.4     Extension; Waiver...........................................  A-49
ARTICLE IX  ESCROW AND INDEMNIFICATION............................      A-49
  9.1     Survival of Representations, Warranties and Covenants.......  A-49
  9.2     Indemnification.............................................  A-49
  9.3     Escrow Fund.................................................  A-50
  9.4     Certain Limitations.........................................  A-50
  9.5     Certain Procedural Matters..................................  A-51
  9.6     Exclusive Remedy............................................  A-51
  9.7     Resolution of Conflicts; Arbitration........................  A-51
  9.8     Shareholders' Agent.........................................  A-52
  9.9     Actions of Shareholders' Agent..............................  A-53
ARTICLE X  GENERAL PROVISIONS.....................................      A-53
 10.1     Notices.....................................................  A-53
 10.2     Interpretation..............................................  A-54
 10.3     Counterparts................................................  A-54
 10.4     Entire Agreement; Third Party Beneficiaries.................  A-54
 10.5     Severability................................................  A-55
 10.6     Remedies Cumulative.........................................  A-55
 10.7     Governing Law...............................................  A-55
 10.8     Assignment; Amendment; Binding Effect.......................  A-55
 10.9     Rules of Construction.......................................  A-56

EXHIBITS
---------
Exhibit A    Voting Agreement
Exhibit B    Articles of Merger
Exhibit C    Stock Restriction Agreement
Exhibit D    Escrow Agreement
Exhibit E    Legal Opinion of Venture Law Group
Exhibit F    280G Agreements
Exhibit G    Legal Opinion of Piper Marbury Rudnick & Wolfe LLP
Exhibit H    Amendment to Articles of Incorporation

                      AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION (this "AGREEMENT") is made and entered into as of November 15, 2000 (the "Execution Date") by and among TeleCommunication Systems, Inc., a Maryland corporation ("ACQUIROR"), Windward Acquisition Corp., a Washington State corporation and wholly-owned subsidiary of Acquiror ("MERGER SUB"), XYPOINT Corporation, a Washington State corporation ("TARGET").

                                    RECITALS

     The Boards of Directors of Target, Acquiror and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Target and Merger Sub combine into a single company through the statutory merger of Target with and into Merger Sub with Merger Sub being the surviving corporation in the merger (the "MERGER") and, in furtherance thereof, have approved the Merger.

     A. Pursuant to the Merger, among other things, each outstanding share of the capital stock of Target shall be converted into shares of Class A common stock of Acquiror, $0.01 par value per share ("ACQUIROR COMMON STOCK"), upon the terms and subject to the conditions set forth herein and at the exchange rates set forth herein.

     B. Target, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements and covenants in connection with the Merger.

     C. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE"), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

     D. Concurrent with the execution of this Agreement and as an inducement to Acquiror to enter into this Agreement, certain shareholders of Target (collectively, the "TARGET PRINCIPAL SHAREHOLDERS") are entering into an agreement in substantially the form attached hereto as Exhibit A (the "VOTING AGREEMENT") to vote the shares of Target Capital Stock (as defined herein) beneficially owned or controlled by such person to approve this Agreement and the Merger and the other transactions contemplated hereby and against any competing proposals.

     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

1.1  THE MERGER

     At the Effective Time (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Articles of Merger substantially in the form attached hereto as Exhibit B (the "ARTICLES OF MERGER") and the applicable provisions of the Washington Business Corporation Act ("WASHINGTON LAW"), Target shall be merged with and into Merger Sub, in accordance with Washington Law and other applicable law, the separate corporate existence of Target shall cease and Merger Sub shall continue as the surviving corporation. Merger Sub as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION."

1.2  CLOSING; EFFECTIVE TIME

     The closing of the transactions contemplated hereby (the "CLOSING") shall be held at the offices of Piper Marbury Rudnick & Wolfe LLP at 6225 Smith Avenue, Baltimore, Maryland 21209, on December 29, 2000; provided, however, that in the event that all the conditions to the Closing set forth in Articles VI and VII below shall not have been satisfied or waived by that time, then the Closing shall occur on the third business day after such conditions have been satisfied or waived (the date on which the Closing shall occur being the "CLOSING DATE"). On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing the Articles of Merger with the Secretary of State of the State of Washington, in accordance with the relevant provisions of Washington Law (the time and date of such filing being the "EFFECTIVE TIME" and the "EFFECTIVE DATE," respectively).

1.3  EFFECT OF THE MERGER

     At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of Washington Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target shall become the debts, liabilities and duties of the Surviving Corporation.

1.4  ARTICLES OF INCORPORATION; BYLAWS

     (a) At the Effective Time, the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided by Washington Law and such articles of incorporation.

     (b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Washington Law. Thereafter, the Bylaws may be amended or repealed in accordance with their terms and the articles of incorporation of the Surviving Corporation and as provided by law.

1.5  DIRECTORS AND OFFICERS

     At the Effective Time, the directors and officers of the Target shall resign and be removed and the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, to hold office until such time as such directors resign, are removed or their respective successors are duly elected or appointed and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to hold office until such time as such officers resign, are removed or their respective successors are duly elected or appointed and qualified.

1.6  EFFECT ON TARGET CAPITAL STOCK AND OPTIONS

     By virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the holders of any of Target's securities:

          (a) Conversion of Target Capital Stock. (i) Subject to Section 1.6(c) below, on the Effective Date, all Target capital stock outstanding, including all common stock, preferred stock and shares reserved for issuance pursuant to outstanding warrants and options to purchase common and preferred stock (the "TARGET CAPITAL STOCK"), immediately prior to the Effective Date, shall, without any action on the part of the holder thereof, be canceled and converted into an aggregate of 4,300,000 shares of Acquiror Common Stock (rounded to the nearest 0.01 share), as set forth below; provided, however, the assumption of any New Options (as defined in Section 4.3) or the issuance of any shares of Acquiror Common Stock as a result of the exercise of any New Options shall be in addition to such 4,300,00 shares of Acquiror Common Stock and shall be exchanged at the same rate as the Common Stock Exchange Ratio. Any shares with respect to which dissenter's rights shall have been perfected in accordance with Washington Law (the "DISSENTING SHARES") shall be excluded from the foregoing and the aggregate requirement for delivery of 4,300,000 shares of Acquiror Common Stock shall be accordingly reduced.

             (i) Conversion of Target Common Stock. At the Effective Time, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) will be converted automatically into the right to receive that number of shares of Acquiror Common Stock equal to the Common Stock Exchange Ratio, rounded down to the nearest whole share of Acquiror Common Stock.

             (ii) Conversion of Series A Preferred Stock. At the Effective Time, each share of Target Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) will be automatically converted into the right to receive that number of shares of Acquiror Common Stock equal to the Series A Exchange Ratio, rounded down to the nearest whole share of Acquiror Common Stock.

             (iii) Conversion of Series B Preferred Stock. At the Effective Time, each share of Target Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) will be automatically converted into the right to receive that number of shares of Acquiror Common Stock equal to the Series B Exchange Ratio, rounded down to the nearest whole share of Acquiror Common Stock.

             (iv) Conversion of Series C Preferred Stock. At the Effective Time, each share of Target Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) will be automatically converted into the right to receive that number of shares of Acquiror Common Stock equal to the Series C Exchange Ratio, rounded down to the nearest whole share of Acquiror Common Stock.

             (v) Conversion of Series D Preferred Stock. At the Effective Time, each share of Target Series D Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) will be automatically converted into the right to receive that number of shares of Acquiror Common Stock equal to the Series D Exchange Ratio, rounded down to the nearest whole share of Acquiror Common Stock.

             (vi) Conversion of Series E Preferred Stock. At the Effective Time, each share of Target Series E Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) will be automatically converted into the right to receive that number of shares of Acquiror Common Stock equal to the Series E Exchange Ratio, rounded down to the nearest whole share of Acquiror Common Stock.

             (vii) Conversion of Series X Junior Preferred Stock. At the Effective Time, each share of Target Series X Junior Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) will be automatically converted into the right to receive that number of shares of Acquiror Common Stock equal to the Series X Exchange Ratio, rounded down to the nearest whole share of Acquiror Common Stock.

          (b) Fractional Shares. No fraction of a share of Acquiror Common Stock shall be issued; in lieu thereof, each holder otherwise entitled to a fractional interest (after aggregating all fractional shares to be received by such holder) shall receive from Acquiror an amount in cash (rounded to the nearest whole cent) based on the market value of Acquiror Common Stock as determined by multiplying such fraction by the price per share of Class A Common Stock, as listed on the NASDAQ National Market, on the close of trading the day prior to Closing. Each such holder shall have no other rights with respect to such fractional interest and shall have no rights as a stockholder of Acquiror.

          (c) Escrow of Shares. Of the shares of the Acquiror Common Stock to be issued by the Acquiror at the Effective Date, 400,000 shares (the "Escrow Shares") shall be deposited into an escrow fund (the "ESCROW FUND") in accordance with Article IX and the Escrow Agreement (as defined hereinafter), which shall be registered in the name of the Escrow Agent (as defined in the Escrow Agreement) as nominee for the holders of such shares. Such Escrow Shares shall be beneficially owned by such holders and shall be held in escrow and shall be available to compensate Acquiror for damages as provided in Article IX and the Escrow Agreement. To the extent not used for such purposes, such shares shall be released, all as provided in Article IX and in the Escrow Agreement.

          (d) Assumption of Common Options and Target Warrants and New
     Options. At the Effective Time all unexpired and unexercised Common Options and Target Warrants and New Options then outstanding, whether vested or unvested, together with the Target Stock Plans, shall be assumed by the Acquiror in accordance with provisions described below.

             (i) At the Effective Time, each unexpired and unexercised Target Option and Target Warrant and New Option then outstanding, whether vested or unvested, together with the Target Stock Plans, shall be, in connection with the Merger, assumed by the Acquiror. Each Target Option and Target Warrant and New Option so assumed by the Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions as were applicable to such Target Option or Target Warrant or New Option immediately prior to the
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        Effective Time; provided that (1) such Target Option or Target Warrant or New Option, as the case may be, shall be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Target Capital Stock that were issuable upon exercise of such Target Option or Target Warrant or New Option immediately prior to the Effective Time multiplied by the Exchange Ratio applicable to the series or class of Target Capital Stock subject to the Target Option or Target Warrant or New Option (rounded down to the nearest whole number of shares of Acquiror Common Stock) and (2) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed Target Option or Target Warrant or New Option, as the case may be, shall be equal to the quotient determined by dividing the exercise price per share of Target Capital Stock at which such Target Option or Target Warrant or New Option was exercisable immediately prior to the Effective Time by the Exchange Ratio applicable to the series or class of Target Capital Stock subject to the Target Option or Target Warrant or New Option (rounded up to the nearest whole cent).

             (ii) The adjustments provided in this Section 1.6(d) with respect to any Outstanding Option which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "CODE") shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code. Within thirty (30) days following the Effective Time, Acquiror shall deliver to former holders of Common Options and New Options appropriate agreements representing the right to acquire Acquiror Common Stock on the terms and conditions set forth in this Section 1.6(d).

          (e) Capital Stock of Merger Sub. At the Effective Time, each share of Merger Sub common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (f) Dissenters' Rights. Any Dissenting Shares, which as of the Effective Date the holder thereof has not withdrawn or lost any right to such appraisal, shall not be converted into Acquiror Common Stock or represent the right to receive shares of Acquiror Common Stock and shall not receive or represent the right to receive any cash in lieu of fractional shares but instead shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Washington Law. The Target shall give the Acquiror (i) prompt notice of any written demands for appraisal of any shares of Target Capital Stock, withdrawals or modifications of such demands, and any other instruments served pursuant to Washington Law and received by the Target which relate to any such demand for appraisal and
     (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Closing. Target agrees that, except with the prior written consent of Acquiror, it will not make any payment with respect to, or settle or offer to settle, any claim, demand or other liability with respect to any Dissenting Shares. Each holder of Dissenting Shares (a "DISSENTING SHAREHOLDER") who, pursuant to the provisions of Washington Law becomes entitled to payment of

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     the fair value for shares of Target Capital Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions) and thereupon such Dissenting Shares shall be canceled, retired and cease to exist. If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares (either because the Dissenting Shareholder withdraws, fails to perfect or otherwise loses the right to appraisal), Acquiror shall issue and deliver, upon surrender by such Dissenting Shareholder of a certificate or certificates representing shares of Target Capital Stock, the number of shares of Acquiror Common Stock to which such Dissenting Shareholder would otherwise be entitled under Section 1.6(a) and the Articles of Merger, without interest thereon. Notwithstanding any provision of this Agreement to the contrary, Acquiror shall have the right to terminate this Agreement and be released from all obligations hereunder if, immediately prior to the proposed Effective Date, Target shareholders who would otherwise receive in excess of 5% of the 4,300,000 shares of Acquiror Common Stock to be delivered in connection with the Merger have demanded appraisal rights (which demands have not been withdrawn).

1.7  EXCHANGE PROCEDURES

     (a) Exchange Agent. Acquiror, or an agent designated by it, shall act as exchange agent (the "EXCHANGE AGENT") in the Merger.

     (b) Acquiror to Provide Acquiror Common Stock and Cash. After the Effective Time, Acquiror shall make available in accordance with this Article I, through such reasonable procedures as Acquiror may adopt, (i) the shares of Acquiror Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Target Capital Stock outstanding immediately prior to the Effective Time less the Escrow Shares deposited in the Escrow Fund pursuant to the requirements of
Article IX and the Escrow Agreement, and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(b).

     (c) Exchange Procedures. Promptly after the Effective Time, Acquiror shall cause the Exchange Agent to mail to each holder of record (the "FORMER TARGET SHAREHOLDERS") of a certificate or certificates (the "CERTIFICATES") which immediately prior to the Effective Time represented outstanding shares of Target Capital Stock, whose shares were converted into the right to receive shares of Acquiror Common Stock pursuant to Section 1.6(a), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate, free and clear of all Liens (as defined herein below) and other charges thereon of every kind, for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Acquiror Common Stock (less the Escrow Shares to be deposited in the Escrow Fund on such holder's behalf pursuant to Article IX and the Escrow Agreement), and the Certificate so surrendered shall forthwith be canceled. "LIENS" means any mortgage, lien (including mechanics, warehousemen, laborers and

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landlords liens), claim, pledge, charge, security interest, preemptive right, right of first refusal, option, judgment, title defect or encumbrance of any kind. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Target Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Acquiror Common Stock into which such shares of Target Capital Stock shall have been so converted and the right to receive an amount in cash in lieu of fractional shares pursuant to Section 1.6. As soon as practicable after the Effective Time and subject to and in accordance with the provisions of Section 9.3, Acquiror shall cause to be delivered to the Escrow Agent a certificate or certificates representing the Escrow Shares, which shall be registered in the name of the Escrow Agent as nominee for the holders of Certificates cancelled pursuant to this Section 1.7(c).

     (d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate surrenders such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time which would have been previously payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Acquiror Common Stock.

     (e) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered is properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or the Exchange Agent any transfer or other Taxes (as defined in Section 2.13) required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or the Exchange Agent that such Tax has been paid or is not payable.

     (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, no party hereto or any of their respective agents shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (g) Dissenting Shares. The provisions of this Section 1.7 also shall apply to Dissenting Shares that lose their status as such, except that the obligations of Acquiror under this Section 1.6 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the number of shares of Acquiror Common Stock to which such holder is entitled pursuant to Section 1.6.

1.8  NO FURTHER OWNERSHIP RIGHTS IN TARGET CAPITAL STOCK

     All shares of Acquiror Common Stock issued upon the surrender for exchange of shares of Target Capital Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Capital

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

Stock, and there shall be no further registration of transfers on the records of the Acquiror of shares of Target Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Acquiror for any reason, they shall be canceled and exchanged as provided in this Article I.

1.9  LOST, STOLEN OR DESTROYED CERTIFICATES

     In the event any Certificate shall have been lost, stolen or destroyed, the Acquiror shall issue or cause to be issued in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of Acquiror Common Stock as may be required pursuant to Section 1.6; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or any of their agents with respect to the Certificate alleged to have been lost, stolen or destroyed.

1.10  TAX CONSEQUENCES

     It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. No party shall take any action, or fail to take any action, whether before or after the Closing, which would reasonably be expected to cause the Merger to fail to so qualify as a reorganization within the meaning of Section 368 of the Code.

1.11  TAKING OF NECESSARY ACTION; FURTHER ACTION

     If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.12  DEFINITIONS

     As used in this Agreement, the following defined terms shall have the meanings indicated below.

     "Aggregate Common Share Number" means the aggregate number of shares of Target Common Stock outstanding as of the Effective Time and shares of Target Common Stock issuable upon exercise of the Common Warrants and shares of Target Common Stock issuable upon exercise of Common Options.

     "Aggregate Merger Share Number" means 4,300,000 shares of Acquiror Common Stock (as appropriately adjusted to reflect the effect of any stock split, stock dividend, stock combination, reorganization, reclassification or similar change by the Acquiror occurring after the date of this Agreement and prior to the Effective Time and as appropriately adjusted to take into account any Dissenting Shares).

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     "Aggregate Series A Share Number" means the aggregate number of shares of
Series A Preferred Stock outstanding as of the Effective Time and shares of Series A Preferred Stock issuable upon exercise of the Series A Warrants.

     "Aggregate Series B Share Number" means the aggregate number of shares of Series B Preferred Stock outstanding as of the Effective Time and shares of Series B Preferred Stock issuable upon exercise of the Series B Warrants.

     "Aggregate Series C Share Number" means the aggregate number of shares of Series C Preferred Stock outstanding as of the Effective Time and shares of Series C Preferred Stock issuable upon exercise of the Series C Warrants.

     "Aggregate Series D Share Number" means the aggregate number of shares of Series D Preferred Stock outstanding as of the Effective Time and shares of Series D Preferred Stock issuable upon exercise of the Series D Warrants.

     "Aggregate Series E Share Number" means the aggregate number of shares of Series E Preferred Stock outstanding as of the Effective Time and shares of Series E Preferred Stock issuable upon exercise of the Series E Warrants.

     "Aggregate Series X Share Number" means the aggregate number of shares of Series X Junior Preferred Stock outstanding as of the Effective Time and shares of Series X Junior Preferred Stock issuable upon exercise of the Series X Warrants and shares of Series X Junior Preferred Stock issuable upon exercise of the Series X Options.

     "Aggregate Target Share Number" means the sum of (a) Aggregate Common Share Number, (b) the Aggregate Series A Share Number, (c) the Aggregate Series B Share Number, (d) the Aggregate Series C Share Number, (e) the Aggregate Series D Share Number), (f) the Aggregate Series E Share Number, and (g) the Aggregate Series X Share Number.

     "Closing Price" means the average closing sales price of Acquiror Common Stock as traded on the NASDAQ National Market and reported by The Wall Street Journal, for the forty-five consecutive trading days ending on and including the third trading day prior to the Execution Date.

     "Common Stock Exchange Ratio" means the quotient obtained by dividing (x) the Aggregate Merger Share Number minus the Liquidation Share Number by (y) the Aggregate Common Share Number.

     "Common Option(s)" means any option to purchase Target Common Stock pursuant to the Target Stock Plans which remain outstanding and unexercised and unexpired as of the Effective Time, excluding the Common Warrants and the New Options.

     "Common Warrants" means all of the warrants to purchase Target Common Stock which remain outstanding and unexercised and unexpired as of the Effective Time, excluding the Common Options and the New Options.

     "Exchange Ratios" means the Series A Exchange Ratio, the Series B Exchange Ratio, the Series C Exchange Ratio, the Series D Exchange Ratio, the Series E Exchange Ratio, the Series X Exchange Ratio and the Common Stock Exchange Ratio.

     "Liquidation Share Number" means the quotient of (x) the Series A Liquidation Preference plus the Series B Liquidation Preference plus the Series C Liquidation

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Preference plus the Series D Liquidation Preference plus the Series E
Liquidation Preference plus the Series X Liquidation Preference divided by (y) the Closing Price.

     "Series A Warrants" means all of the warrants to purchase Target Series A Preferred Stock which remain outstanding and unexercised and unexpired as of the Effective Time.

     "Series A Exchange Ratio" means the quotient of (i) $1.00 divided by (ii) the Closing Price.

     "Series A Liquidation Preference" means the product of (i) the Aggregate Series A Share Number and (ii) $1.00.

     "Series B Exchange Ratio" means the quotient of (i) $1.75 divided by (ii) the Closing Price.

     "Series B Liquidation Preference" means the product of (i) the Aggregate Series B Share Number and (ii) $1.75.

     "Series B Warrants" means all of the warrants to purchase Target Series B Preferred Stock which remain outstanding and unexercised and unexpired as of the Effective Time.

     "Series C Exchange Ratio" means the quotient of (i) $1.75 divided by (ii) the Closing Price.

     "Series C Liquidation Preference" means the product of (i) the Aggregate Series C Share Number and (ii) $1.75.

     "Series C Warrants" means all of the warrants to purchase Target Series C Preferred Stock which remain outstanding and unexercised and unexpired as of the Effective Time.

     "Series D Exchange Ratio" means the quotient of (i) $2.69 divided by (ii) the Closing Price.

     "Series D Liquidation Preference" means the product of (i) the Aggregate Series D Share Number and (ii) $2.69.

     "Series D Warrants" means all of the warrants to purchase Target Series D Preferred Stock which remain outstanding and unexercised and unexpired as of the Effective Time.

     "Series E Exchange Ratio" means the quotient of (i) $1.54 divided by (ii) the Closing Price.

     "Series E Liquidation Preference" means the product of (i) the Aggregate Series E Share Number and (ii) $1.54.

     "Series E Warrants" means all of the warrants to purchase Target Series E Preferred Stock which remain outstanding and unexercised and unexpired as of the Effective Time.

     "Series X Exchange Ratio" means the quotient of (i) $0.80 divided by (ii) the Closing Price.

     "Series X Liquidation Preference" means the product of (i) the Aggregate Series X Share Number and (ii) $0.80.

     "Series X Option(s)" means any option to purchase shares of Target Series X Junior Preferred Stock pursuant to the Target Stock Plans which remain outstanding and unexercised and unexpired as of the Effective Time.

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     "Series X Warrants" means all of the warrants to purchase Target Series X
Preferred Stock which remain outstanding and unexercised and unexpired as of the Effective Time.

     "Target Capital Stock" means the Target Common Stock and Target Preferred Stock.

     "Target Stock Plans" means Target's 1995 Stock Option Plan, 1997 Stock Option Plan and 2000 Stock Option Plan.

                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF TARGET

     In this Agreement, (i) any reference to any event, change, condition or effect being "material" with respect to any entity means any material event, change, condition or effect related to the financial condition, properties, assets (including intangible assets), operations or products that is material to such entity and its subsidiaries, if any, taken as a whole; (ii) any reference to a "MATERIAL ADVERSE EFFECT" with respect to any entity means any event, change or effect that is materially adverse to the financial condition, properties, assets (including intangible assets), business, operations or products of such entity and its subsidiaries, if any, taken as a whole, except for (A) matters generally effecting the industry in which such entity operates and (B) changes in general economic conditions; (iii) the words "AWARE", "KNOWLEDGE" or similar words, expressions or phrases with respect to a party means such party's actual knowledge after inquiry of officers, directors and other employees of such party and its subsidiaries, if any, reasonably believed to have knowledge of the relevant matters. Any reference in this Agreement to an agreement being "ENFORCEABLE" shall be deemed to be qualified to the extent such enforceability is subject to (A) laws of general application relating to bankruptcy, insolvency, moratorium, fraudulent conveyance and the relief of debtors and (B) the availability of specific performance, injunctive relief and other equitable remedies.

     Target represents and warrants to Acquiror and Merger Sub that the statements contained in this Article II are true and correct, except as set forth in the Disclosure Schedule delivered by Target to Acquiror immediately prior to the execution and delivery of this Agreement (the "TARGET DISCLOSURE SCHEDULE"). The Target Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered Sections contained in this Article II and the disclosure in any Section shall qualify only the corresponding Section in
Article II, unless it is reasonably apparent that the disclosure in one section should apply to one or more other sections.

2.1  ORGANIZATION, STANDING AND POWER

     Target is a corporation duly organized and validly existing under the laws of the State of Washington and has full corporate power and authority (i) to conduct its business as presently conducted and as proposed to be conducted,
(ii) to enter into this Agreement and (iii) to carry out the transactions contemplated by this Agreement. Target is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualifications necessary or where the failure to qualify would have a Material Adverse Effect. Target has furnished to Acquiror true and complete copies of its Articles of Incorporation, as amended ("TARGET ARTICLES OF INCORPORATION") and Bylaws, as amended ("TARGET BYLAWS") each currently in effect and said copies are due, correct and

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complete, and contain all amendments through the date hereof. Target is not in violation of any of the provisions of Target Articles of Incorporation or Target Bylaws. Target has no subsidiaries. Target does not own, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

2.2  CAPITAL STRUCTURE

     (a) As of the Execution Date, the authorized capital stock of Target consists of 70,000,000 shares of Target Common Stock, of which 480,230 shares are issued and outstanding, and 54,279,877 shares of preferred stock, par value $0.01 per share ("TARGET PREFERRED STOCK"), of which 5,000,000 shares have been designated Series A Preferred Stock, all of which shares are issued and outstanding; 13,000,000 shares have been designated Series X Junior Preferred Stock, of which 11,150,732 shares are issued and outstanding; 7,000,000 shares have been designated Series B Preferred Stock, of which 6,389,229 shares are issued and outstanding; 12,500,000 shares have been designated Series C Preferred Stock, of which 9,506,431 shares are issued and outstanding; 546,110 shares have been designated Series D Preferred Stock, all of which shares are issued and outstanding; and 16,233,767 shares have been designated Series E Preferred Stock, of which 6,507,274 are issued and outstanding. All of the issued and outstanding shares of Target Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in
Section 2.2 of the Target Disclosure Schedule, (a) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire from Target any shares of capital stock of Target is authorized, reserved or outstanding, (b) Target has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of Target, (c) Target has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof and (d) no other shares of capital stock of the Target are issued and outstanding. All of the issued and outstanding securities of Target, including those offered pursuant to the Target Stock Option Plans or the Target Warrants, have been offered, issued and sold by Target in compliance with applicable federal and state securities laws.

     (b) Section 2.2(b) of the Target Disclosure Schedule contains a true and complete list of all issued and outstanding Warrants to purchase or acquire from Target any shares of capital stock of Target as of the date hereof. Schedule 2.2(b) sets forth (i) the name and address of each warrant holder; (ii) the manner in which each warrant terminates; and (iii) the number of shares and class of capital stock of Target into which each warrant is exercisable. True and complete copies of all agreements and instruments relating to or issued under the Target Stock Plans and the Warrants have been made available to Acquiror, and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments from the forms made available to Acquiror.

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2.3  AUTHORITY; NO CONFLICT

     (a) The execution, delivery and performance by Target of this Agreement and the Articles of Merger, and the consummation by Target of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Target and its shareholders, subject only to the approval of the Merger by Target's shareholders. This Agreement has been duly executed and delivered by Target and constitutes a valid and binding obligation of Target enforceable against Target in accordance with its terms. The Articles of Merger upon execution will constitute a valid and binding obligation of Target enforceable against Target in accordance with its terms.

     (b) The execution, delivery and performance of this Agreement by Target does not, and the consummation of the transactions contemplated hereby on the part of Target will not, (i) conflict with, or result in any violation of, or breach of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require a waiver or consent under
(x) the Target Articles of Incorporation or Target Bylaws, (y) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, or license to which Target is subject, or (z) any judgment, order, decree, statute, law, judgment, injunction, order, decree, ordinance, rule or regulation applicable to Target or its properties or assets, other than in each case any such conflicts, violations, breaches or defaults which would not impair the ability of Target to consummate the Merger and which would not have a Material Adverse Effect on Target, or (ii) conflict with or result in a breach or violation of, or constitute a default under, or result in a contractual right to cause the termination or cancellation or loss of a material benefit under, or right to accelerate, any agreement, contract or other instrument binding upon the Target or any license, franchise, permit or other similar authorization held by the Target which conflict, breach, violation or default would, individually or in the aggregate, have a Material Adverse Effect on Target.

     (c) No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any court, administrative agency or commission or other federal, state, county, municipal, domestic or foreign governmental or regulatory authority or instrumentality ("GOVERNMENTAL ENTITY" or "GOVERNMENTAL ENTITIES") is required on the part of Target in connection with the execution and delivery of this Agreement or the consummation of the other transactions contemplated by this Agreement, except for (i) the filing of the Articles of Merger, (ii) compliance with any applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or "blue sky" laws and the securities laws of any foreign country; (iv) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"); and (v) such other consents, approvals, orders or authorizations which if not obtained or made would not have a Material Adverse Effect, individually or in the aggregate, on Target or impair its ability to consummate the Merger.

     (d) The terms of the Target Stock Plans and the underlying Common Options, and the terms of the Target Warrants, permit the assumption thereof by Acquiror or the substitution of options or warrants, as the case may be, to purchase Acquiror Common Stock as provided in this Agreement, without the consent or approval of the holders of

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such options or warrants, the Target shareholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such options or warrants.

2.4  FINANCIAL STATEMENTS

     Target has delivered to Acquiror its audited financial statements (balance sheet, statement of operations and statement of cash flow) on a consolidated basis as at, and for the fiscal years ended December 31, 1997, 1998 and 1999 (the "AUDITED FINANCIAL STATEMENTS") and its unaudited financial statements (balance sheet (the "TARGET BALANCE SHEET"), statement of operations and statement of cash flow) on a consolidated basis as at and for the nine-month period ended September 30, 2000 (the "UNAUDITED FINANCIAL STATEMENTS") (collectively, the AUDITED FINANCIAL STATEMENTS and the UNAUDITED FINANCIAL STATEMENTS, the "TARGET FINANCIAL STATEMENTS"). The Target Financial Statements are complete and correct in all material respects as of their respective dates, and were prepared in accordance with generally accepted accounting principles ("GAAP") (except that the Unaudited Financial Statements do not have notes thereto) applied on a consistent basis throughout the periods indicated and with each other (except as may be indicated in the notes thereto). The Target Financial Statements fairly present in all material respects the consolidated financial condition and operating results of Target as of the dates, and for the periods, indicated therein, provided, however, that in the case of the Unaudited Financial Statements, subject to normal year-end audit adjustment. Target maintains and will continue to maintain prior to the Effective Time a standard system of accounting established and administered in accordance with GAAP. There has been no change in Target's accounting policies except as described in the notes to the Target Financial Statements. No financial statements of any other person or entity are required by GAAP to be consolidated with those of the Target.

2.5  DISCLOSURE DOCUMENTS

     None of the written information supplied or to be supplied by Target expressly for inclusion in and that is actually included in the Registration Statement (as defined in Section 5.4), will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

2.6  ABSENCE OF CERTAIN CHANGES; LIABILITIES

     (a) Since September 30, 2000 (the "TARGET BALANCE SHEET DATE"), Target has conducted its business in the ordinary course consistent with past practice and there has not occurred: (a) any change, event, condition or development of a state of circumstances or facts (whether or not covered by insurance) that has resulted in, or would result in, a Material Adverse Effect on Target; (b) any acquisition, sale or transfer of any material asset of Target other than in the ordinary course of business and consistent with past practice (including transfers of Target Intellectual Property (as defined in Section 2.11) on a non-exclusive basis to Target's customers, distributors or other licensees in the ordinary course of business and consistent with past practice); (c) any change in accounting

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methods or practices (including any change in depreciation or amortization policies or rates) by Target or any revaluation by Target of any of its assets;
(d) any declaration, setting aside, or payment of a dividend or other distribution with respect to the capital stock Target, or any direct or indirect redemption, purchase or other acquisition by Target of any of its capital stock;
(e) any reduction in the amounts of coverage provided by existing casualty and liability insurance policies with respect to the business or properties of Target; (f) any repurchase, redemption or other acquisition by Target of any outstanding shares of capital stock or other securities of or other ownership interests in the Target; (g) any amendment or termination of, or default under, any contract to which Target is a party or by which it is bound which would reasonably be expected to have a Material Adverse Effect on Target; (h) any amendment or change to the Target Articles of Incorporation or Target Bylaws;
(i) any (x) grant of any severance or termination pay to any director, officer, or employee of the Target, (y) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Target (z) increase in or modification of the compensation or benefits payable by Target under any of its existing severance or termination pay policies or employment agreements to any of its consultants, independent contractors, directors, officers or employees (except for annual increases not in excess of amounts established by its regular past practices); (i) any contracts, agreement, extension of credit, business arrangement or other relationship of any kind with any of the following persons (i) any officer or director of Target; (ii) any shareholder owning five
(5) percent or more of the outstanding capital stock of Target; or (iii) any "affiliate" or "associate" (as such terms are defined in SEC Rule 405 of the Securities Act (an "AFFILIATE(S)") of the foregoing person or any business in which any of the foregoing person is an officer, director, employee, or five (5) percent or greater equity holder; or (j) any agreement by Target to do any of the things described in the preceding clauses (a) through (j) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

     (b) Target has no Liabilities (as defined herein below) of any nature (matured or unmatured, fixed or contingent) other than (a) those set forth or adequately reserved for in the Target Balance Sheet, (b) those not required to be set forth or adequately reserved for in the Target Balance Sheet under GAAP,
(c) those incurred in the ordinary course of business since the date of the Target Balance Sheet which are consistent with past practice, and (d) those incurred in connection with the execution of this Agreement. "LIABILITIES" or "LIABILITY" mean any direct or indirect indebtedness, liability, assessment, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, actual or potential, contingent or otherwise (including any liability under any guaranties, letter of credit, performance credits or with respect to insurance loss accruals).

2.7  ACCOUNTS RECEIVABLE

     The accounts receivable reflected in the Target Financial Statements arose in the ordinary course of business and consistent with past practice and represent valid receivables not subject to defense, offsets, returns, set off, counter claim, allowances or credits of any kind, and are current and collectible (subject to the reserve for bad debt set forth in the Target Financial Statements), represent bona fide claims against debtors for sales or services performed or other charges, and all goods sold or services performed

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that gave rise to such accounts were delivered or performed in all material respects in accordance with applicable orders, contracts or customer requirements. Allowances for doubtful accounts and returns have been prepared in accordance with GAAP consistent with the past practices of Target. The accounts receivable of Target arising after the Target Balance Sheet Date and prior to the date hereof arose in the ordinary course of business and consistent with past practice. No agreement for deduction or discount has been made with respect to any accounts receivable.

2.8  LITIGATION

     There is no private or Governmental Entity action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to Target's knowledge, threatened against Target or any of its properties or any of its officers or directors (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Target. Further, there are no material actions, suits, proceedings, claims, arbitrations or investigations initiated by Target or that Target intends to initiate. Target is not aware of any fact or condition now existing that may give rise to any action, suit, proceeding, claim, arbitration or investigation against Target or any of its properties or any of its officers or directors (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Target. There is no judgment, decree or order against Target or, to the knowledge of Target, any of its directors or officers (in their capacities as such), that will prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement.

2.9  RESTRICTIONS ON BUSINESS ACTIVITIES

     There is no agreement, judgment, injunction, order or decree binding upon Target which would reasonably be expected to have the effect of prohibiting or impairing in any material respect any current business practice of Target, any acquisition of property by Target or the conduct of business by Target as currently conducted by Target.

2.10  TITLE TO PROPERTY; ABSENCE OF LIENS

     Target has good and valid title to all of its properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Target Balance Sheet Date in the ordinary course of business and consistent with past practice), or with respect to leased properties and assets, valid leasehold interests in, free and clear of all Liens of any kind or character, except (a) the Lien of current taxes not yet due and payable, (b) such imperfections of title and Liens as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, and (c) Liens securing debt which is reflected on the Target Balance Sheet. The real properties, structures, buildings, equipment, and the tangible personal property owned, operated, or leased by Target are (x) in good repair, order, and condition, except for depletion, depreciation, and ordinary wear and tear, (y) suitable for the uses for which they were intended, and (z) free from any known structural defects. There are no conditions of record, or other impediments which materially interfere with the intended uses by Target of the real property or tangible

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personal property owned or leased by it. Target has not received any notice of any violation of any applicable law, building code, zoning ordinance, or other similar law. All properties used in the operations of Target are reflected in the Target Balance Sheet to the extent GAAP requires the same to be reflected.
Section 2.10 of the Target Disclosure Schedule identifies each parcel of real property owned or leased by Target.

2.11  INTELLECTUAL PROPERTY

     Target owns or is licensed for, and in any event possesses sufficient and legally enforceable rights with respect to, all Intellectual Property (as hereinafter defined) that is used, exercised or exploited in, or that may be necessary for its business as currently conducted or as proposed to be conducted ("TARGET INTELLECTUAL PROPERTY," which term will also include all other Intellectual Property necessary for its business owned by or licensed to Target now or in the past) without any conflict with or infringement or misappropriation of any rights or property of others ("INFRINGEMENT"). Target represents that it is not infringing on the trademark, service mark or trade name and any third party, whether or not Target, is aware of such infringement. Such ownership, licenses and rights are exclusive except (i) with respect to Inventions (as hereinafter defined) in the public domain, or (ii) with respect to standard, generally commercially available, "off-the-shelf" third party products that are not part of any current or proposed product, service or Intellectual Property offering of Target. Section 2.11 of the Target Disclosure Schedule sets forth a true and complete list of all Target Intellectual Property. With respect to Target Intellectual Property developed by Target, there are no agreements, arrangements, claims or any other rights of any character entitling any entity other than the Acquiror to any interests in the Target Intellectual Property.

     No Target Intellectual Property (excluding Intellectual Property licensed to Target only on a nonexclusive basis) was conceived or developed directly or indirectly with or pursuant to funding with or from a Governmental Entity or in connection with a Governmental Entity contract. "INTELLECTUAL PROPERTY" means:
(A) inventions (whether or not patentable); trade names, trademarks, service marks, logos and other designations (collectively, "MARKS"); works of authorship; mask works; data; technology, know-how, trade secrets, ideas and information; designs; formulas; algorithms; processes; schematics; computer software (in source code and/or object code form); and all other intellectual and industrial property of any sort (collectively, "INVENTIONS") and (B) patent rights; Mark rights; copyrights; mask work rights; sui generis database rights; trade secret rights; rights to domain names, moral rights; and all other intellectual and industrial property rights of any sort throughout the world, and all applications, registrations, issuances and the like with respect thereto (collectively, "IP RIGHTS"). All copyrightable matter within Target Intellectual Property has been created by persons who were employees or contractors of Target at the time of creation and no third party has or will have "moral rights" or rights to terminate any assignment or license with respect thereto. Target has not received any written or verbal communication alleging that Target has been or may be (whether in its current or proposed business or otherwise) engaged in, liable for or contributing to any Infringement, nor does Target have knowledge that any such communication will be forthcoming.

          (a) To the extent included in Target Intellectual Property (but excluding Intellectual Property licensed to Target only on a nonexclusive basis), Section 2.11 of the Target Disclosure Schedule lists (by name, number, jurisdiction, owner and,

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     where applicable, the name and address of each inventor) all patents and patent applications; all registered and unregistered Marks; and all registered and, if material, unregistered copyrights and mask works; all Internet domain names; and all other issuances, registrations, applications and the like with respect to those or any other IP Right. Except for natural termination or termination at the end of the full possible term, including extensions and renewals, and prospective failures to obtain allowable subject matter for patent applications from applicable patent examining authorities, no cancellation, termination, expiration or abandonment of any of the foregoing is anticipated by Target, except as indicated in Section 2.11 of the Target Disclosure Schedule. Except for Intellectual Property licensed to Target from a third party, Target represents that none of its present or contemplated business activities, including but not limited to manufacture, use, sale, offering for sale and importation of products and methods; creation, reproduction, display and dissemination of works of authorship; and use of any of the Marks on or in connection with Target or Target's goods or services, infringes any third party intellectual property right other than a patent right; that such present or contemplated business activities do not, to Target's knowledge, infringe any third party patent right; and that to Target's knowledge, matter which has been obtained from any third party by license does not infringe any third party intellectual property right.

          (b) There is, to the knowledge of Target, no unauthorized use, exercise, exploitation, disclosure, infringement or misappropriation of any Target Intellectual Property (excluding any such activity with respect to third party Intellectual Property outside the scope of any exclusivity granted to Target) by any third party, including, without limitation, any employee or former employee of Target.

          (c) Target has taken necessary and appropriate steps to protect and preserve the confidentiality of all Target Intellectual Property with respect to which Target has exclusivity and wishes to maintain confidentiality and that is not otherwise disclosed in published patents or patent applications or registered copyrights (collectively, the "TARGET CONFIDENTIAL INFORMATION"). All use by and disclosure to employees or others of Target Confidential Information has been pursuant to the terms of valid and binding written confidentiality and nonuse/restricted-use agreements. Target has not disclosed or delivered to any third party, or permitted the disclosure or delivery to any escrow holder or other person any part of any source code.

          (d) Each current and former employee and contractor of Target who is or was involved in, or who has contributed to, the creation or development of any Target Intellectual Property (other than third-party Intellectual Property licensed to Target) has executed and delivered and is in compliance with an enforceable agreement in substantially the form of Target's standard Proprietary Information and Inventions Agreements (which agreement provides valid written assignments of all title and rights to any Target Intellectual Property conceived or developed thereunder, or otherwise in connection with his or her consulting or employment).

          (e) Target has not in the past and is not currently using, exercising or exploiting, and it will not be necessary to use, exercise or exploit (i) any Inventions of any of its past or present employees or contractors (or people currently intended to be hired) made prior to or outside the scope of their employment by Target or (ii) any confidential information or trade secrets of any former employer of any such person.

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          (f) To Target's knowledge, there are not currently any actions that must be taken by Target within 60 days following the Closing Date that, if not taken, would result in the loss of any Intellectual Property, including the payment of any registration, maintenance or renewal fees or the filing of any responses to U.S. Patent and Trademark Office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Intellectual Property.

2.12  ENVIRONMENTAL MATTERS

     (a) The following terms shall be defined as follows:

          (i) "ENVIRONMENTAL AND SAFETY LAWS" shall mean any federal, state, local or foreign laws, ordinances, codes, regulations, rules and orders relating to the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which relate to the health and safety of employees, workers or other persons, including the public, as in effect on the date hereof.

          (ii) "HAZARDOUS MATERIALS" shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, such substances, materials, wastes, pollutants defined in or regulated under any Environmental and Safety Laws.

          (iii) "PROPERTY" shall mean all real property leased or owned by Target either currently or in the past.

          (iv) "FACILITIES" shall mean all buildings and improvements on the Property of Target.

     (b) Target represents and warrants as follows: (i) no methylene chloride or asbestos is contained in or has been used at or released from the Facilities by Target or to Target's knowledge, by a third party; (ii) all Hazardous Materials and wastes have been used, handled and disposed of by Target, or to Target's knowledge, by any third party with whom Target has contracted with to dispose of such Hazardous Materials, in material compliance with all Environmental and Safety Laws; (iii) Target has received no written notice of any noncompliance of the Facilities or of its past or present operations with Environmental and Safety Laws (except for such matters which have been resolved without material liability to Target); (iv) no notices, administrative actions or suits are pending or, to Target's knowledge, threatened relating to a violation of any Environmental and Safety Laws by Target; (v) Target has not received written notice that it is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), or analogous state statute or any similar foreign law or regulation requiring assessment or clean up, (vi) there have not been in the past, and are not now, as a result of any action by Target, or to Target's knowledge, any action by a third party, any Hazardous Materials on, under or migrating from the Facilities or Property, for which Target could reasonably be expected to have a material liability; (vii) to Target's knowledge, there have not been in the past, and are not now, any underground tanks at, on or under the Property including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells;
(viii) to Target's knowledge, there are no polychlorinated biphenyls ("PCBS") deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in

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excess of 50 parts per million; (ix) to Target's knowledge, there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (x) Target's, and to Target's knowledge, any third party's, activities at the Facilities have at all times been in material compliance with all Environmental and Safety Laws; (xi) Target has all the permits and licenses required to be issued for its operations and is in full compliance with the terms and conditions of those permits, except where the failure to have such permits and licenses or to be in compliance therewith would not have a Material Adverse Effect on Target; and (xii) all written environmental assessments known to Target of Target's current or past Properties or Facilities have been provided to Acquiror.

2.13  TAXES

     Target and any consolidated, combined, unitary or aggregate group (and all members thereof) for Tax purposes of which Target is or has been a member, have properly completed and timely filed with all appropriate Governmental Entities, all Tax Returns, estimates and reports required to be filed by them and have paid all Taxes shown thereon to be due or which otherwise are or have become due and payable prior to the date hereof. The accruals and reserves reflected in the Target Financial Statements specified as being with respect to Taxes are adequate to cover all Taxes that are or may become payable or that have accrued as a result of the operations of Target for all periods prior to the date of such Target Financial Statements and that have not been paid as of the date hereof. Target does not have any Liability for unpaid Taxes accruing prior to the date of the Target Balance Sheet (except to the extent adequately provided for by the above-specified accruals and/or reserves) or accruing after the date of the Target Balance Sheet except for Taxes incurred in the ordinary course of business and consistent with past practice subsequent to the date of the Target Balance Sheet. There is (a) no claim for Taxes that is a Lien against the property of Target being asserted against Target other than Liens for Taxes not yet due and payable, (b) except as set forth in Section 2.13 of the Target Disclosure Schedule, no audit of any Tax Return of Target being conducted or, to the knowledge of Target, threatened or contemplated by a Tax Authority and (c) no extension of any statute of limitations on the assessment of any Taxes granted by Target and currently in effect. Target is not nor will it be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events or accounting methods employed prior to the Merger. Target has not filed nor will it file any consent to have the provisions of paragraph 341(f)(2) of the Code (or comparable provisions of any state Tax Laws) apply to Target. Target is not a party to any Tax sharing or Tax allocation agreement nor does Target have any Liability or potential Liability to another party under any such agreement. Target has not filed any disclosures under Section 6662 or comparable provisions of state, local or foreign Law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Target has not ever been a member of a consolidated, combined, unitary or aggregate group of which Target was not the ultimate parent corporation. Target is not or has ever been a "United States real property holding corporation" within the meaning of
Section 897 of the Code.

     For purposes of this Agreement, the following terms have the following meanings: "TAX" (and, with correlative meaning, "TAXES" and "TAXABLE") means (x) any net income,

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alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, Governmental Entity fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "TAX AUTHORITY") responsible for the imposition of any such tax (domestic or foreign), (y) any liability for the payment of any amounts of the type described in (x) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (z) any liability for the payment of any amounts of the type described in (x) or (y) as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to indemnify any other person. As used herein, "TAX RETURN" shall mean any return, statement, report or form (including, without limitation, estimated tax returns and reports, withholding tax returns and reports and information returns and reports) required to be filed with respect to Taxes. As used in this Section 2.13, the term "TARGET" means Target and any entity included in, or required under GAAP to be included in, any of the Target Financial Statements.

2.14  EMPLOYEE BENEFIT PLANS

     (a) Section 2.14 of the Target Disclosure Schedule lists, with respect to Target any trade or business (whether or not incorporated) which is treated as a single employer with Target (an "ERISA AFFILIATE") within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) each loan to any non-officer employee, officer or director and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Target that do not generally apply to all employees, and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Target of greater than $10,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Target (together, the "TARGET EMPLOYEE PLANS").

     (b) Target has made available to Acquiror a copy of each of the Target Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and any employee communications required by Law relating thereto) and has, with respect to each Target Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Target Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service

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pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Target has also furnished Acquiror with the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Target Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Target Employee Plan subject to Code Section 401(a).

     (c) (i) None of the Target Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"); (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Target Employee Plan, which would reasonably be expected to have, in the aggregate, a Material Adverse Effect on Target; (iii) each Target Employee Plan has been administered in all material respects in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and each ERISA Affiliate has performed in all material respects all obligations required to be performed by it under, is not in any material respect in default under or violation of, and has no knowledge of any material default or violation by any other party to, any of the Target Employee Plans; (iv) neither Target nor any ERISA Affiliate are subject to any material Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Target Employee Plans; (v) all material contributions required to be made by Target and any ERISA Affiliate to any Target Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Target Employee Plan for the current plan years; (vi) with respect to each Target Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; (vii) no Target Employee Plan is covered by, and neither Target nor any ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code; and (viii) each Target Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without any material Liability to Acquiror (other than ordinary administrative expenses typically incurred in a termination event). With respect to each Target Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Target has prepared in good faith and timely filed all requisite Governmental Entity reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Target Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Target is threatened against or with respect to any such Target Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.

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     (d) With respect to each Target Employee Plan, Target has complied in all material respects with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Newborns' and Mothers' Health Protection Act of 1996 and any regulation or guidance issued thereunder, and (v) the Mental Health Parity Act of 1996 and any regulations or guidance issued thereunder.

     (e) There has been no amendment to, written interpretation or announcement (whether or not written) by Target or any ERISA Affiliate relating to, or change in participation or coverage under, any Target Employee Plan which would materially increase the expense of maintaining such plan above the level of expense incurred with respect to that plan for the most recent fiscal year included in Target's Financial Statements.

     (f) Target does not currently maintain, sponsor, participate in or contribute to, nor has it ever maintained, established, sponsored, participated in, contributed to, or is or was required to contribute to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

     (g) Neither Target nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

     (h) Except as set forth in Section 2.14 of the Target Disclosure Schedule, there is no agreement, contract or arrangement to which Target is a party that may result in the payment of any amount that would not be deductible by reason of Section 280G or Section 404 of the Code.

2.15  EMPLOYEES AND CONSULTANTS

     (a) Target has provided Acquiror with a true and complete list of all persons employed by Target, all persons who perform work for Target pursuant to any agreement(s) between Target and any employment agency, and all independent contractors of Target as of the date hereof and the position and total compensation, including base salary or wages, bonus, commissions, and all other available forms of compensation, payable to each such individual. Section 2.15 of the Target Disclosure Schedule lists all current written or oral employment agreements, independent contractor agreements, consulting agreements or termination or severance agreements to which Target is a party. Any employment, independent contractor or consulting agreement which varies in any material terms from Target's standard form agreement has been provided to Acquiror. This Agreement and the transactions contemplated hereby do not and will not violate any such employment, independent contractor or consulting agreements. Target is in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. All individuals performing services for Target as independent contractors (defined as any individual who provides services for Target who is not treated

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as a common-law employee for purposes of statutory withholdings and/or employment benefits) at any time are properly classified as independent contractors pursuant to all applicable regulations, including but not limited to I.R.S. Revenue Ruling 87-41, 1987-1 C.B. 296. Target has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable in any material respect for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Target is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against Target under any workers compensation plan or policy or for long term disability. There are no claims or controversies pending or, to the knowledge of Target, threatened, between Target and any of its employees, which claims of controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic. Target is not a party to any collective bargaining agreement or other labor union contract nor does Target know of any activities or proceedings of any labor union to organize any such employees. No employees or independent contractors of Target are in violation of any term of any employment contract, patent disclosure agreement, enforceable noncompetition agreement, or any enforceable restrictive covenant to a former employer or customer relating to the right of any such employee or independent contractor to be employed by Target because of the nature of the business conducted or presently proposed to be conducted by Target or to the use of trade secrets or proprietary information of others. No employees or independent contractors of Target have given notice to Target, nor is Target otherwise aware, that any such employee intends to terminate his or her employment with Target.

     (b) Target has complied with all Laws relating to verification of employment eligibility of its employees, including but not limited to, Verification of the Employment eligibility of Target's employees in accordance with Section 274A of the Immigration and Nationality Act, as amended (8 U.S.C.
Section 1324 (a)).

     (c) Except as set forth in Section 2.15 of the Target Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, employee or consultant of Target, (b) increase any benefits otherwise payable by Target or (c) result in the acceleration of the time of payment or vesting of any such benefits (other than as required under Code Section 411(d)(3)).

2.16  CUSTOMERS AND SUPPLIERS; PRODUCTS

     As of the date hereof, no customer which individually accounted for more than 5% of Target's gross revenues during the 12-month period preceding the date hereof, and no material supplier of Target during such period, has canceled or otherwise terminated, or made any threat to Target to cancel or otherwise terminate its relationship with Target for any reason including, without limitation the consummation of the transactions contemplated hereby, or has at any time on or after the Target Balance Sheet Date decreased materially its services or supplies to Target in the case of any such supplier, or its usage of the services or products of Target in the case of such customer and all amounts owing

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from such customers, if not in dispute, have been paid in accordance with their respective terms. Target has not knowingly breached, so as to provide a benefit to Target that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Target.

2.17  MATERIAL CONTRACTS

     Section 2.17 of the Target Disclosure Schedule sets forth a list of all material agreements or commitments ("MATERIAL CONTRACTS") of any nature to which Target is a party or by which it is bound, including without limitation:

          (a) each agreement which requires future expenditures by Target in excess of $50,000 or which might result in payments to Target in excess of $50,000;

          (b) all employment and consulting agreements, employee benefit, bonus, pension, profit-sharing, stock option, stock purchase and similar plans and arrangements, and distributor and sales representative agreements, including all Target Employee Plans;

          (c) each agreement with any shareholder, officer or director of Target, or any Affiliate of such persons, including without limitation any agreement or other arrangement providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to, any such person or entity;

          (d) any agreement between Target and a third party relating to sharing, licensing, or developing any product, technology or Target Intellectual Property;

          (e) any agreement for the borrowing of money or line of credit, trust indenture, mortgage, promissory note, loan agreement or any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

          (f) agreements with respect to Liens;

          (g) any material agreement not made in the ordinary course of Target's business;

          (h) any agreement which provides for the restraint or restriction of Target's right to compete with any person in the conduct of its business;

          (i) any confidentiality, secrecy or non disclosure agreement with any party which is currently in effect;

          (j) any distributor, reseller, agency or manufacturer's representative contract;

          (k) any contract to support or maintain Target's products, that expires or may be renewed at the option of any person other than Target so as to expire more than one year after the date of this Agreement;

          (l) any agreement of guarantee, support, assumption or endorsement of, or any similar commitment with respect to, the obligations, Liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other person;

          (m) any agreement pursuant to which Target has deposited or is required to deposit with an escrow holder or any other person or entity, all or part of the source code (or any algorithm or documentation contained in or relating to any source code) of any Target Intellectual Property;

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          (n) any agreement to indemnify, hold harmless or defend any other person with respect to any assertion of personal injury, damage to property or Intellectual Property infringement, misappropriation or violation or warranting the lack thereof, other than indemnification provisions contained in a customary purchase orders/purchase agreements/product licenses arising in the ordinary course of business and consistent with past practice;

          (o) any employment, consulting and/or agency agreement;

          (p) any joint venture agreements and shareholder's agreements;

          (q) any agreement with any labor union;

          (r) any lease of real or personal property with annual rentals in excess of $25,000;

          (s) any contract, extension of credit, business arrangement, or other relationship of any kind with any of the following persons: (a) any officer or director of Target; (b) any shareholder owning five (5%) percent or more of the outstanding capital stock of Target; or (c) any Affiliate of the foregoing persons or any business in which any of the foregoing persons is an officer, director, employee, or five (5%) percent or greater equity owner; and

          (t) any other agreement with any person with whom Target does not deal at arm's length.

     Target has performed all of the obligations required to be performed by it, and is not in default under any Material Contract. Each of the Material Contracts is (as to Target) in full force and effect and there exists no default or event of default or event, occurrence, condition or act, with respect to Target or to Target's knowledge with respect to the other contracting party, or otherwise that, with or without the giving of notice, the lapse of the time or the happening of any other event or conditions, would reasonably be expected to
(a) become a default or event of default under any Material Contract, or (b) result in the loss or expiration of any material right or option by Target (or the gain thereof by any third party to the detriment of Target) under any Material Contract. True, correct and complete copies of all Material Contracts have been delivered to the Acquiror.

2.18  TARGET 911 BUSINESS REGULATORY COMPLIANCE AND CONTRACTS

     (a) (i) Target has complied with, is in compliance with, and has not received any notices of violation with respect to, any law, judgment, order, decree, directive, consent agreement, memoranda of understanding, permit, concession, grant, franchise, license, and other Governmental Entity authorization or approval applicable to Target's 911 business, contracts and relations (the "TARGET 911 BUSINESS"); and (ii) all permits, concessions, grants, franchises, licenses, and other Governmental Entity authorizations and approvals necessary for the conduct of the Target 911 Business as now conducted or as proposed to be conducted have been duly obtained and are in full force and effect, and there are no proceedings pending or, to Target's knowledge, threatened which may result in the revocation, cancellation, suspension, or materially adverse modification of any thereof, except in the case of (i) or
(ii) where such event would not have a Material Adverse Effect on Target, individually or in the aggregate.

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     (b) Each contract entered into by Target with carriers and other entities in its Target 911 Business is set forth on Schedule 2.18(b) of the Target Disclosure Schedule and a true and complete copy of such contracts has been provided to Acquiror.

2.19  THIRD-PARTY CONSENTS

     (a) Section 2.19(a) of the Target Disclosure Schedule lists all contracts that require a novation or consent to assignment, as the case may be, prior to the Effective Time so that the Surviving Corporation shall be made a party in place of Target or as assignee.

     (b) Section 2.19(b) of the Target Disclosure Schedule sets forth every contract which, if no novation occurs to make Acquiror or the Surviving Corporation a party thereto or if no consent to assignment is obtained, would have a Material Adverse Effect on Acquiror's or the Surviving Corporation's ability to operate the business in the same manner as the business was operated by Target prior to the Effective Time.

2.20  INSURANCE

     Section 2.20 of the Target Disclosure Schedule lists all policies of insurance and bonds, and the respective amounts of such policies and bond, carried by Target. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target is otherwise in compliance with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies, and no such policies (or any other policies) are subject to any retroactive premium or rate adjustments or self insurance provisions.

2.21  COMPLIANCE WITH LAWS; GOVERNMENTAL AUTHORIZATIONS

     Target has complied with, is in compliance with, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law, statutes, ordinance, rule, regulation (collectively, "LAW(S)") judgment, order, decree, directive, consent agreement, memoranda of understanding, permit, concession, grant, franchise, license, and other Governmental Entity authorizations or approvals applicable to it, or any of its properties, except for such violations or failure to comply as will not, individually or in the aggregate, have a Material Adverse Effect on Target; and
(ii) all permits, concessions, grants, franchises, licenses, and other Governmental Entity authorizations and approvals necessary for the conduct of the business Target's as now conducted or as proposed to be conducted (collectively, the "TARGET AUTHORIZATIONS") have been duly obtained and are in full force and effect except where the failure to obtain or have any such Target Authorizations would have a Material Adverse Effect on Target, and there are no proceedings pending or, to Target's knowledge, threatened which may result in the revocation, cancellation, suspension, or materially adverse modification of any thereof.

2.22  BROKERS' AND FINDERS' FEES

     Except as expressly provided in the letter agreement dated July 14, 2000, between Target and Broadview International, LLC, a true and complete copy of which has been furnished to Acquiror, no agent, broker, investment banker, person or firm acting directly or indirectly on behalf of Target or under the authority of Target is or will be entitled to

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any broker's or finder's fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

2.23  TARGET AGREEMENTS

     As of the date hereof, each of the Target Principal Shareholders identified in Section 2.23 of the Target Disclosure Schedules have executed and delivered to the Acquiror a Voting Agreement in the form attached hereto as Exhibit A.

2.24  BOARD APPROVAL; SHAREHOLDER APPROVAL REQUIRED

     (a) The Board of Directors of Target has unanimously:

          (i) approved this Agreement and the Merger;

          (ii) determined that in its opinion the Merger is advisable and in the best interests of the shareholders of Target; and

          (iii) recommended that the shareholders of Target approve this Agreement and the Merger.

     (b) The following affirmative vote of the holders of the shares of Target Capital Stock outstanding on the record date set for the determination of shareholders entitled to vote on or consent to the Merger is necessary to approve this Agreement and the Merger:

          (i) the affirmative vote of a majority of the shares of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock (collectively, the "PREFERRED STOCK"), voting as a separate class; and

          (ii) the affirmative vote of a majority of the shares of the Preferred Stock, (on an as converted basis), the Series X Preferred (on an as converted basis) and the Common Stock, voting as a single class.

2.25  MINUTE BOOKS

     The minute books of Target made available to Acquiror contain an accurate summary of all resolutions adopted and all other material actions taken at all meetings of directors and shareholders and all actions by written consent since the time of incorporation of Target through the date of this Agreement.

2.26  EXPORT CONTROL LAWS AND FOREIGN CORRUPT PRACTICES ACT

     (a) Target (i) does not export any products or services, and (ii) has not participated in any export transactions that would subject Target to any provisions of the United States export control laws and regulations.

     (b) Target and its employees are in compliance with the U.S. Foreign Corrupt Practices Act, as amended, including without limitation, the books and records provisions thereof.

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2.27  REPRESENTATIONS COMPLETE

     None of the representations or warranties made by Target herein or in any Schedule hereto, including the Target Disclosure Schedule, or certificate furnished by Target pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

2.28  REGISTRATION RIGHTS

     Except as set forth in Section 2.28 of the Disclosure Schedule, there is no agreement of Target to register under the Securities Act any shares of Target capital stock or any shares of Target capital stock issuable upon the exercise of Common Options, except pursuant to agreements that will be terminated or that will terminate pursuant to their terms at or prior to the Closing.

2.29  BENEFICIAL OWNERSHIP OF ACQUIROR STOCK

     As of the date hereof, neither Target, nor to Target's knowledge, any of the Target Principal Shareholders, beneficially own any shares of Acquiror Common Stock or have any option, warrant, or right of any kind to acquire the beneficial ownership of any Acquiror Common Stock, except pursuant to the terms of this Agreement.

                                  ARTICLE III

           REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

     Acquiror and Merger Sub represent and warrant to Target that the statements contained in this Article III are true and correct, except as set forth in the disclosure schedule delivered by Acquiror to Target immediately prior to the execution and delivery of this Agreement (the "ACQUIROR DISCLOSURE SCHEDULE"). The Acquiror Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered Sections contained in this Article III, and the disclosure in any Section shall qualify only the corresponding Section in this Article III unless it is reasonably apparent that the disclosure in one Section should apply to one or more other Sections.

3.1  ORGANIZATION, STANDING AND POWER

     Each of Acquiror and its subsidiaries, including Merger Sub, is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Acquiror. Acquiror has delivered a true and correct copy of the Articles of Incorporation and Bylaws or other charter documents, as applicable, of Acquiror and Merger Sub, each as amended to date, to Target. Neither Acquiror nor Merger Sub is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents.

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3.2  CAPITAL STRUCTURE

     The authorized capital stock of Acquiror consists of 225,000,000 shares of Acquiror Common Stock and 75,000,000 shares of Class B common stock, par value $0.01 per share. As of September 30, 2000, there were issued and outstanding 13,632,585 shares of Acquiror Common Stock and 10,787,671 shares of Class B common stock. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are issued and outstanding and held by Acquiror. All outstanding shares of Acquiror and Merger Sub have been duly authorized, validly issued, fully paid and are nonassessable and free of any Liens other than any Liens created by or imposed upon the holders thereof. All of the issued and outstanding securities of Acquiror have been offered, issued and sold by Acquiror in compliance with applicable federal and state securities laws. The shares of Acquiror Common Stock to be issued pursuant to the Merger will be, upon issuance, duly authorized, validly issued, fully paid and nonassessable, and no stockholder of Acquiror will have any preemptive right of subscription or purchase in respect thereof. The Acquiror has reserved sufficient shares of Acquiror Common Stock for issuance pursuant to the Merger.

3.3  AUTHORITY

     (a) Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub, and, subject to the provisions of Section 5.14, no approval by the shareholders of Acquiror is required. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligations of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub in accordance with its terms.

     (b) The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (a) any provision of the Articles of Incorporation or Bylaws of Acquiror or Merger Sub, as amended, or (b) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or any of its subsidiaries or their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of clause (b) would not, individually, or in the aggregate, have a Material Adverse Effect on Acquiror.

     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required on the part of Acquiror or Merger Sub in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub or the consummation by Acquiror and Merger Sub of the Merger and the other transactions contemplated hereby, except for (u) the filing of the Articles of Merger, (v) any filings as may be required under applicable federal and state securities laws, (w) the filing with the NASDAQ National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Capital Stock in the Merger and upon exercise of the Common
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Options, Target Warrants and New Options assumed by Acquiror, (x) such filings as may be required under HSR, and (y) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Acquiror and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

3.4  SEC DOCUMENTS; FINANCIAL STATEMENTS

     As of their respective filing dates, each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), and other filing filed with the SEC by Acquiror since June 30, 2000 (collectively, the "ACQUIROR SEC DOCUMENTS") complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934 (the "EXCHANGE ACT") and the Securities Act, and none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror SEC Document. The financial statements of Acquiror, included in the Acquiror SEC Documents (the "ACQUIROR FINANCIAL STATEMENTS") were complete and correct in all material respects as of their respective dates, and were prepared in accordance with GAAP (except that the unaudited financial statements do not have notes thereto) applied on a consistent basis throughout the periods indicated and with each other (except as may be indicated in the notes thereto). The Acquiror Financial Statements fairly present in all material respects the consolidated financial condition and operating results of Acquiror as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. Acquiror maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Acquiror Financial Statements complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates. There has been no change in Acquiror's accounting policies except as described in the notes to the Acquiror Financial Statements.

3.5  DISCLOSURE DOCUMENTS

     None of the written information supplied or to be supplied by Acquiror and Merger Sub for inclusion in and that is actually included in the Registration Statement (as defined in Section 5.4), will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

3.6  ABSENCE OF CERTAIN CHANGES

     Since the Acquiror's September 30, 2000 quarterly report on Form 10-Q, Acquiror has conducted its business in the ordinary course consistent with past practice and there has not occurred (a) any change, event, condition or development of a state of circumstances or facts (whether or not covered by insurance) that has resulted in, or would result in, a Material Adverse Effect on Acquiror; (b) any material change in accounting methods or

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practices by Acquiror (unless required by GAAP) or any revaluation by Acquiror of any of its assets; (c) any declaration, setting aside, or payment of a dividend or other distribution with respect to the capital stock of Acquiror, or any direct or indirect redemption, purchase or other acquisition by Acquiror of any of its capital stock; (d) any amendment or termination of, or default under, any contract to which Target is a party or by which it is bound which would reasonably be expected to have a Material Adverse Effect on Acquiror.

3.7  BROKERS' AND FINDERS' FEES

     Except as expressly provided in the letter agreement dated November 9, 2000, between Acquiror and Chase Securities, Inc., no agent, broker, investment banker, person or firm acting directly or indirectly on behalf of Acquiror or under the authority of Acquiror is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

3.8  REPRESENTATIONS COMPLETE

     None of the representations, warranties or statements made by Acquiror herein or in any Schedule hereto, including the Acquiror Disclosure Schedule, or certificate furnished by Acquiror pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

3.9  LITIGATION

     There is no private or Governmental Entity action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to Acquiror's knowledge, threatened against Acquiror or any of its properties or any of its officers or directors (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror. Further, there are no material actions, suits, proceedings, claims, arbitrations or investigations initiated by Acquiror or that Acquiror intends to initiate. Acquiror is not aware of any fact or condition now existing that may give rise to any action, suit, proceeding, claim, arbitration or investigation against Acquiror or any of its properties or any of its officers or directors (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror. There is no judgment, decree or order against Acquiror or, to the knowledge of Acquiror, any of its directors or officers (in their capacities as such), that will prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement.

3.10  TAX MATTERS

     Neither Acquiror nor any of its subsidiaries nor, to the knowledge of Acquiror, any of their respective affiliates or agents is aware of any agreement, plan or other circumstance that would prevent the Merger from constituting a transaction under Section 368(a) of the Code.

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                                   ARTICLE IV

                              COVENANTS OF TARGET

     Except as otherwise consented to in writing by Acquiror after the date of this Agreement, Target covenants to and agrees with Acquiror and Merger Sub as follows:

4.1  INFORMATION

     (a) Target shall, upon reasonable notice, give to Acquiror and to its officers, accountants, counsel, financial advisors, and other representatives, reasonable access during Target's normal business hours throughout the period prior to the Effective Date to all of their properties, books, contracts, commitments, and shareholder lists and records. Target will, at its own expense, furnish Acquiror during such period with all such information concerning their affairs as Acquiror may reasonably request, including information for use in determining if the conditions of Article VI have been satisfied, information necessary to prepare the regulatory filings or applications to be filed with Governmental Entities to obtain the approvals referred to in Section 4.2, and information for use in any other necessary filings to be made with appropriate Governmental Entities. No information or knowledge obtained in any investigation pursuant to this Section 4.1 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     (b) Target acknowledges that information received by it concerning Acquiror and its operations is subject to the Mutual Non-Disclosure Agreement dated September 6, 2000 between Acquiror and Target (the "CONFIDENTIALITY AGREEMENT").

4.2  REGULATORY APPROVALS; CONSENTS

     (a) Target will, as promptly as practicable, make any filings necessary to obtain all regulatory approvals of the transactions contemplated by this Agreement, including filings required for HSR approval, and will use all commercially reasonable efforts to secure favorable action on such filings and applications, including without limitation efforts to pursue an appeal of a denial of a regulatory approval.

     (b) Target will use commercially reasonable efforts to obtain any consents, approvals, or waivers from third parties required to be obtained by Target in connection with the transactions contemplated hereunder, including such consents and approvals identified pursuant to Section 2.19 hereof.

4.3  CONDUCT OF BUSINESS

     After the date of this Agreement and pending the Effective Date, Target shall not do, cause or permit any of the following, without the prior written consent of Acquiror: (a) effect any change, supplement or amendment in its articles of incorporation or bylaws; (b) except with respect to Target stock options, warrants or other convertible or exercisable securities outstanding on the date of this Agreement which are or may become subject to exercise according to their terms as existing on the date of this Agreement, change its authorized, issued, or outstanding capital stock or issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character

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obligating it to issue any such shares or other convertible securities;
provided, however, Target may issue options for shares of Target's Common Stock, in an aggregated amount not to exceed 250,000, for the sole purpose of hiring new employees, under the Target Stock Plans in individual award amounts and on terms consistent with prior practices (the "NEW OPTIONS"); (c) declare or pay any cash or other dividends in respect of any shares of its capital stock; (d) increase employee compensation or benefit levels (except for annual increases not in excess of amounts established by its regular past practices), establish or make any increase in any employment, compensation, bonus, pension, option, incentive or deferred compensation, retirement, death, profit sharing, or similar agreements or benefits of any of its past, present, or future officers or employees, or modify the existing employment agreements with any officers or employees; (e) make any change in any of its accounting policies or practices unless required by GAAP; (f) incur or commit to incur any indebtedness for borrowed money in excess of $25,000 or guarantee any such indebtedness in excess of $25,000 or issue or sell any debt securities or guarantee any debt securities of others; (g) obligate itself to make or undertake to make any capital expenditure in excess of $25,000 in the aggregate; (h) enter into any material contract, agreement, license or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its material contracts, agreements or licenses; (i) transfer to or license any person or entity or otherwise extend, amend or modify any rights to Target Intellectual Property; (j) revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable; (k) sell, lease, license or otherwise dispose of or encumber any of Target's properties or assets (other than sales of assets in the ordinary course of business consistent with past practice); (l) terminate or waive any right which would have a Material Adverse Effect on Target; (m) commence a lawsuit or arbitration proceeding other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable asset of its business, provided that it consults with Acquiror prior to the filing of such a suit, or (iii) for a breach of this Agreement; (n) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material amount of assets; (o) make any Tax election, change any Tax election, adopt any Tax accounting method, change any Tax accounting method, enter into any closing agreement, settle any Tax claim or assessment or consent to any Tax claim or assessment; (p) accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans; (q) enter into or amend any agreements pursuant to which any other party is granted exclusive marketing, manufacturing or other exclusive rights of any type or scope with respect to any of Target's products or technology; (r) pay, discharge or satisfy in an amount in excess of $25,000 in any one case or $50,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) arising in the ordinary course of business and consistent with past practice and (ii) the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements; (s) take or agree in writing or otherwise to take, any of the actions described in above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or

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prevent it from performing or cause it not to perform its covenants hereunder, and (u) engage in any related party transactions.

     Furthermore, pending the Effective Date, Target shall (a) conduct its business only in the ordinary course and use commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time, (b) continue in effect the present method of conducting its business, (c) give all notices and other information required to be given to the employees of Target, any collective bargaining unit representing any group of employees of Target, and any applicable Government Entity under the National Labor Relations Act, the Code, the Consolidated Omnibus Budget Reconciliation Act, and other applicable law in connection with the transactions provided for in this Agreement, and (d) consult with Acquiror as to making decisions or actions in material matters other than those in the ordinary course of business.

4.4  APPROVAL OF SHAREHOLDERS OF TARGET; DOCUMENT PREPARATION

     (a) Target will duly call and convene a meeting of its shareholders to act upon the transactions contemplated hereby as soon as practicable after the Registration Statement referred to in Section 5.4 has been declared effective and is available for distribution to its Shareholders, or, in lieu thereof, will take any necessary steps to seek such shareholder approval through a consent solicitation in conformity with applicable law. Target and its Board of Directors will recommend approval of this Agreement and the Merger to its shareholders, and will use commercially reasonable efforts to obtain a favorable vote thereon. The calling and holding of such meeting or the use of such a consent solicitation and all notices, transactions, documents, and information related thereto will be in material compliance with all applicable laws.

     (b) Target shall furnish Acquiror with such information concerning Target as is necessary to comply with Section 5.4. Target agrees promptly to advise Acquiror if at any time prior to the Target shareholders' meeting or completion of such consent solicitation, any information provided by Target becomes incorrect or incomplete in any material respect and to provide Acquiror with the information needed to correct such inaccuracy or omission.

     (c) If appropriate, Target shall promptly furnish Acquiror with such information regarding the Target shareholders as Acquiror requires to enable it to determine what filings are required under applicable state securities laws. Target authorizes Acquiror to utilize in such filings the information concerning Target provided to Acquiror.

4.5  CURRENT INFORMATION; ADVICE OF CHANGES

     Between the date of this Agreement and the Effective Time, Target shall promptly advise Acquiror, by written update to the Target Disclosure Schedule, of (a) the occurrence or non-occurrence of any event which would be likely to cause any condition to the obligations of Acquiror to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (b) the failure of Target to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would be likely to result in any condition to the obligations of Acquiror to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied. The delivery of any notice pursuant to this Section 4.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to Acquiror.

4.6  NO SOLICITATION OF OTHER OFFERS

     (a) From and after the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, Target agrees that neither it nor any of its officers, directors, or employees shall, and Target shall direct and use commercially reasonable efforts to cause its agents and representatives (including, without limitation, any investment banker, attorney, or accountant retained by them) not to, directly or indirectly, take any action to solicit or initiate any inquiries or the making of any offer or proposal (including without limitation any proposal to shareholders of Target) with respect to a merger, consolidation, business combination, liquidation, reorganization, sale or other disposition of any significant portion of assets, sale of shares of capital stock, or similar transactions involving Target (any such inquiry, offer, or proposal, an "ACQUISITION PROPOSAL"), or, except in the opinion of outside counsel to Target as may be legally required to comply with the duties the Board of Directors of Target under applicable law and upon receipt of confidentiality agreement with terms not materially less favorable to Target than those contained in the Confidentiality Agreement, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal.

     (b) Target, its officers, directors, or employees will immediately cease and cause to be terminated any and all existing discussions, negotiations, exchanges of information and other activities with respect to any Acquisition Proposal. Promptly following the execution and delivery of this Agreement, Target shall (i) inform each of its representatives of the obligations undertaken in this Section 4.6 and (ii) request each person that had heretofore executed a confidentiality or non-disclosure agreement in connection with an Acquisition Proposal to return to Target all confidential information heretofore furnished to such person by or on behalf of it. Target shall promptly notify Acquiror orally and in writing of, and keep it fully and currently informed on, any Acquisition Proposal or any inquiries with respect thereto, such written notification to include the identity of the person making such inquiry or Acquisition Proposal and such other information with respect thereto as is reasonably necessary to apprise Acquiror of the material terms of such Acquisition Proposal. Target shall give Acquiror contemporaneous written notice upon engaging in discussions or negotiations with, or providing any information regarding Target to, any such person regarding an Acquisition Proposal.

4.7  PUBLIC ANNOUNCEMENTS

     Between the date of this Agreement and the Effective Date, Target will consult with Acquiror before issuing any press release or otherwise making any public statements with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as counsel may advise is required by law.

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4.8  ESCROW AGREEMENT

     At the Closing, Target shall execute and deliver the Escrow Agreement in substantially the form attached hereto as Exhibit D.

4.9  STOCK RESTRICTION AGREEMENT

     At the Closing, a sufficient number of shareholders, option holders and warrant holders of the Target who have not executed a Voting Agreement shall execute and deliver the Stock Restriction Agreement, substantially in the form of Exhibit C hereto, such that together with those parties who have executed a Voting Agreement, at least 90% of the fully diluted issued and outstanding common stock of Target (assuming full conversion of all Target capital stock and exercise of all options and warrants) have entered into agreements to be bound by the provisions set forth in the Stock Restriction Agreement.

4.10  COOPERATION AND CONDITIONS

     Target shall use its commercially reasonable efforts to ensure that the conditions specified in Articles VI and VII have been satisfied on a prompt basis. Target agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including cooperating fully with the other party, including by provision of information.

4.11  TAX FREE REORGANIZATION

     Target will not, either before or after consummation of the Merger, take any action or fail to take any action which would cause the Merger to fail to constitute a "reorganization" within the meaning of Code Section 368 and the Target will use commercially reasonable efforts not to permit any of their directors, officers, employees, shareholders, agents, consultants, or other representatives to take any such action.

4.12  CAPITALIZATION

     For the period commencing on the Execution Date and ending on the Effective Date, Target shall not (i) issue any additional Target Capital Stock, or (ii) take any action which would cause Target's representation in Section 2.2 hereof to become incorrect if made as of the Closing Date, except, in each case, for issuances or changes resulting from holders exercising or converting Target Capital Stock, Target Warrants, Common Options or New Options for Target Common Stock or Target Preferred Stock, as the case may be.

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                                   ARTICLE V

                      COVENANTS OF ACQUIROR AND MERGER SUB

     Except as otherwise consented to in writing by Target after the date of this Plan, Acquiror covenants to and agrees with Target as follows:

5.1  INFORMATION

     (a) Acquiror will, at its own expense, furnish Target during such period with all such information concerning their affairs as Target may reasonably request, including information for use in determining if the conditions of
Article VII have been satisfied and for use in any necessary filings to be made by Target with appropriate Governmental Entities. No information or knowledge obtained in any investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     (b) Acquiror acknowledges that information received by it concerning Target and its operations is subject to the Confidentiality Agreement.

5.2  APPLICATIONS TO GOVERNMENTAL ENTITIES

     (a) Acquiror and Merger Sub will, as promptly as practicable, make any filings necessary to obtain all regulatory approvals of the transactions contemplated by this Agreement, including filings required for HSR approval, and will use all commercially reasonable efforts to secure favorable action on such filings and applications, including without limitation efforts to pursue an appeal of a denial of a regulatory approval.

     (b) Acquiror and Merger Sub will use commercially reasonable efforts to obtain any consents, approvals, or waivers from third parties required to be obtained by Acquiror or Merger Sub in connection with the transactions contemplated hereunder.

5.3  ACQUIROR COMMON STOCK

     At the Effective Date, the Acquiror Common Stock to be issued in exchange for the Target Capital Stock pursuant to the terms of this Agreement shall be duly authorized, validly issued, fully paid, and non-assessable, free of preemptive rights and free and clear of all Liens created by or through Acquiror, with no personal liability attaching to the ownership thereof. The Acquiror Common Stock to be issued upon exchange for the Target Capital Stock pursuant to the terms of this Agreement will be issued in all material respects in accordance with applicable state and federal laws, rules, and regulations.

5.4  REGISTRATION OF SHARES

     Acquiror, with the assistance of Target and its representatives, will promptly file a Registration Statement on Form S-4 (the "REGISTRATION STATEMENT") with the Securities and Exchange Commission (the "SEC") and a prospectus which shall satisfy all applicable requirements of applicable state and federal laws, including the Securities Act, the Exchange Act, and applicable state securities laws and the rules and regulations thereunder. The Registration Statement shall also include any information required under applicable law in connection with the shareholders' meeting or consent solicitation Target will hold or conduct pursuant to Section 4.4 hereof. The number of shares to be registered will be an amount sufficient to allow all of the shares of the Acquiror Common Stock

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

issued to holders of the Target Capital Stock pursuant to this Agreement to be registered under the Securities Act. Acquiror will use commercially reasonable efforts to secure the effectiveness of the Registration Statement and, after the Registration Statement has been declared effective to make the Registration Statement available for mailing to the shareholders of the Target. Acquiror may rely upon all information expressly provided to it by Target and its representatives for inclusion in the preparation of the Registration Statement, any post-effective amendment thereto and shall not be liable for any untrue statement of a material fact or any omission to state a material fact in the Registration Statement, the post-effective amendment, if such statement is made in reliance upon any information expressly provided to it by Target or by any of its officers or representatives for inclusion in the Registration Statement. Acquiror shall promptly take all such actions as may be necessary or appropriate in order to comply in all material respects with all applicable securities laws of any state having jurisdiction over the transactions contemplated by this Agreement and the Merger. Acquiror shall furnish Target with copies of all such filings and keep Target advised of the status thereof. Acquiror shall promptly notify Target of all communications, oral or written, with the SEC concerning the Registration Statement. Prior to the Effective Time, Acquiror shall file with the NASDAQ Stock Market a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Capital Stock in the Merger, and in respect of the Common Options and Target Warrants and New Options being assumed by Acquiror.

5.5  CURRENT INFORMATION; ADVICE OF CHANGES; CONDUCT OF BUSINESS

     Between the date of this Agreement and the Effective Time, Acquiror shall promptly advise Target, by written update to the Acquiror Disclosure Schedule, of (a) the occurrence or non-occurrence of any event which would be likely to cause any condition to the obligations of Target to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (b) the failure of Acquiror to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would be likely to result in any condition to the obligations of Target to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied. The delivery of any notice pursuant to this Section 5.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to Target. Without the approval and consent of Target, Acquiror and its subsidiaries will not agree to acquire by merging or consolidating with, by purchasing an equity interest in, or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof if any such business or assets to be acquired includes products that could reasonably be considered to be competitive with Target's business in any material respect (a "COMPETITIVE BUSINESS") and would reasonably be likely delay or prolong the waiting period under the HSR Act with respect to the Merger at any time before the applicable waiting period with respect to the Merger under the HSR Act shall have expired or have been earlier terminated, unless in connection with that acquisition Acquiror agrees with the applicable Governmental Entity to hold separate such Competitive Business or take similar actions that would cause such Governmental Entity to permit promptly the expiration or termination of the waiting period under the HSR Act with respect to the Merger.

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5.6  PUBLIC ANNOUNCEMENTS

     Between the date of this Agreement and the Effective Date, Acquiror will consult with Target before issuing any press release or otherwise making any public statements with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as counsel may advise is required by law.

5.7  ESCROW AGREEMENT

     Acquiror shall execute and deliver the Escrow Agreement in substantially the form attached hereto as Exhibit D.

5.8  COOPERATION AND CONDITIONS

     Acquiror shall use commercially reasonable efforts to ensure that the conditions specified in Articles VI and VII have been satisfied on a prompt basis. Acquiror agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including cooperating fully with the other party, including by provision of information.

5.9  FORM S-8 REGISTRATION STATEMENT

     Acquiror agrees to file, no later than 30 days after the Closing, a Registration Statement on Form S-8 (or any successor or other appropriate forms) that will register the shares of Acquiror Common Stock issuable pursuant to outstanding options under the Target Stock Option Plan assumed by Acquiror to the extent permitted by federal securities laws; provided, that Acquiror has received not less than ten business days prior to such projected filing date, all option documentation relating to the outstanding options; and provided further, that such options qualify for registration on such Form S-8 (or any successor or other appropriate forms). Acquiror shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. In addition, Acquiror shall use its commercially reasonable efforts to cause the Acquiror Common Stock subject to Common Options to be listed on The NASDAQ National Market and such exchanges as Acquiror shall determine.

5.10  TAX FREE REORGANIZATION

     Each of Acquiror and Merger Sub will not, either before or after consummation of the Merger, take any action or fail to take any action which would cause the Merger to fail to constitute a "reorganization" within the meaning of Code Section 368 and the Acquiror and Merger Sub will each use commercially reasonable efforts not to permit any of its directors, officers, employees, stockholders, agents, consultants, or other representatives to take any such action. Acquiror and Merger Sub each agree to file their respective federal and state income tax returns consistent with treatment of the Merger as a reorganization.

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5.11  EMPLOYEE BENEFITS MATTERS

     To the extent that service is relevant for eligibility, vesting and (except as would result in duplication of benefits) benefit accruals under any employee benefit plan, program or arrangement maintained by Acquiror or any subsidiary of Acquiror, such plan, program or arrangement shall credit each employee of Target (a "TARGET EMPLOYEE") who participates therein for service on or prior to the Effective Time with Target or any affiliate or predecessor of any of them. Acquiror agrees to offer to Target Employees benefits commensurate with those benefits conferred to Acquiror employees similarly situated. In addition, Acquiror shall (i) waive limitations on benefits relating to any pre-existing conditions under any Acquiror or subsidiary of Acquiror welfare benefit plan in which Target Employees may participate and (ii) recognize, for purposes of annual deductible and out-of- pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Target Employees and their respective dependents under Target's medical, dental and other healthcare plans in the calendar year in which the Effective Time occurs. In the event any Target Employee is terminated from employment prior to participation in a health benefit plan of Acquiror or an Acquiror subsidiary and is eligible for COBRA continuation coverage under a Target Benefit Plan, prior to termination of such Target Benefit Plan Acquiror shall assure that such Target Employee's COBRA continuation coverage shall be provided under a health benefit plan of Acquiror or an Acquiror subsidiary for so long as such Target Employee would be eligible for such COBRA coverage but for the termination of the Target Benefit Plan.

     Acquiror also confirms its intent and plan to grant options to purchase Acquiror Common Stock to management and employees after the Effective Date in amounts sufficient to cause management and employees of Target to have options on a number of shares of Acquiror Common Stock generally consistent with the option levels held by comparable level employees of Acquiror (taking into account Common Options and New Options assumed by Acquiror).

5.12  TARGET OFFICERS AND DIRECTORS

     (a) Acquiror agrees that all rights to indemnification (including advancement of expenses) existing on the date hereof in favor of the present or former officers and directors of Target (collectively, the "TARGET INDEMNIFIED PARTIES") with respect to actions taken in their capacities as officers and directors prior to the Effective Time as provided in Target's Articles of Incorporation or Bylaws and indemnification agreements, shall survive the Merger and continue in full force and effect for a period of six years following the Effective Time and shall be guaranteed by Acquiror.

     (b) Acquiror shall cause the Surviving Corporation to maintain in effect the current policy of officers' and directors' liability insurance, for acts and omissions occurring prior to the Effective Time, maintained by Target provided that Acquiror may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the Target Indemnified Parties and (ii) coverage under Acquiror's directors' and officers' liability insurance coverage for acts and omissions occurring prior to the Effective Time, for a period of six (6) years after the Effective Time; provided, Acquiror shall not be required to pay an annual premium for such insurance in excess of 100% of the last annual premium paid by Target prior to the date hereof (as adjusted for inflation), but in such case shall

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provide as much coverage as possible for such amount. The last annual premium paid by Target was $28,000.00.

     (c) This Section 5.12 shall survive the consummation of the Merger at the Effective Time, and is intended to be for the benefit of, and shall be enforceable by, the Target Indemnified Parties, their heirs and personal representatives and shall be binding on the Surviving Corporation and its respective successors and assigns.

5.13  REPORTS UNDER SECURITIES EXCHANGE ACT OF 1934

     With a view to making available to the Target stockholders the benefits of Rule 144 promulgated under the Securities Act of 1933, as amended (the "ACT"), and any other rule or regulation of the SEC that may at any time permit such Target stockholders to sell securities of Acquiror to the public, Acquiror agrees, for a period of two years from the Effective Date, to:

          (a) use reasonably commercial efforts to make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times so long as Acquiror remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

          (b) file with the SEC in a timely manner all reports and other documents required of Acquiror under the Act and the Exchange Act of 1934, as amended (the "EXCHANGE ACT"); and

          (c) furnish to any Target stockholder, so long as the Target stockholder owns any shares of Acquiror Common Stock, forthwith upon request (i) a written statement by Acquiror that it has complied with the reporting requirements of SEC Rule 144, the Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of Acquiror and such other reports and documents so filed by Acquiror, and (iii) such other information related to compliance with Rule 144 as may be reasonably requested by a Target stockholder.

5.14  ACQUIROR OR SHAREHOLDER APPROVAL

     Acquiror has requested confirmation from NASDAQ that approval by its shareholders is not required in connection with the Merger. If such confirmation is not received, Acquiror will include in the Registration Statement such information as may be necessary, and shall take such other action as may be necessary, to cause the Merger to be submitted to its shareholders for approval. If shareholder approval is required, the obligations of Acquiror and Target hereunder shall be conditioned on receipt of such approval.

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                                   ARTICLE VI

             CONDITIONS TO ACQUIROR'S AND MERGER SUB'S OBLIGATIONS

     Unless waived in writing by Acquiror in its sole discretion, all obligations of Acquiror and Merger Sub hereunder shall be subject to the fulfillment prior to or at the Effective Date of the following conditions:

6.1  REPRESENTATIONS, WARRANTIES, AND COVENANTS

     Except as disclosed in the Target Disclosure Schedule dated the date of this Agreement, (i) the representations and warranties of Target in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time (except that representations and warranties which by their express terms are made on and as of a specified earlier date shall be made only on and as of such specified earlier date) and (ii) Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time. Acquiror shall have received from Target a certificate in such detail as Acquiror may reasonably request, dated the Effective Date and signed by its Chief Executive Officer, to the foregoing effect.

6.2  SHAREHOLDER APPROVAL

     (a) This Agreement and the Merger shall have been approved by the shareholders of the Target at a meeting duly called and held pursuant to Section
4.4 hereof or a consent solicitation completed in accordance with Section 4.4 hereof in accordance with Washington Law and the Target Articles of Incorporation and Bylaws.

     (b) Any agreements or arrangements of Target or any affiliate of Target that may result in the payment of any amount that would be treated as a "parachute payment" within the meaning of Section 280G(b)(2) of the Code (determined without regard to the provision of Section 280G(b)(5) of the Code) shall have been approved by the Shareholders of Target in a manner that complies with the shareholder approval requirements of Section 3280G(b)(5)(B) of the Code.

     (c) The amendment to Target's Articles of Incorporation attached hereto as Exhibit H shall have been approved by the requisite majorities of the shareholders of Target.

6.3  OTHER EVIDENCE

     Target shall have delivered to Acquiror such further certificates and documents evidencing due action in accordance with this Agreement, including certified copies of all applicable proceedings of shareholders and directors of Target pertaining to the transactions under this Agreement, as Acquiror shall reasonably request.

6.4  NO ADVERSE PROCEEDINGS, EVENTS, OR REGULATORY REQUIREMENTS

     No action or proceeding, including but not limited to any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition, preventing the consumma-

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tion of the Merger shall be in effect, nor shall any action or proceeding, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. Target shall have procured all other regulatory approvals, consents, waivers, or administrative actions of Governmental Entities or other persons or agencies that are necessary or appropriate to be procured by Target prior to the consummation of the transactions contemplated by this Agreement, and no such approvals, consents, waivers, or administrative actions shall have included any condition or requirement that would result in a Material Adverse Effect, individually or in the aggregate, on Acquiror or Target.

6.5  CONSENTS, ETC.

     All requisite consents, approvals, waivers, undertakings, memoranda, agreements, exercises, and terminations by third parties which Target has covenanted to use commercially reasonable efforts to obtain under Section 4.2 shall have been obtained by Target or waived by Acquiror.

6.6  OPINION OF TAX COUNSEL

     Acquiror shall have received the written opinion of Acquiror's legal counsel, in form and substance reasonably satisfactory to Acquiror, and dated on or about the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinion shall not have been withdrawn. In rendering such opinion, Acquiror's legal counsel shall be entitled to rely upon, among other things, reasonable assumption as well as representations of Acquiror, Merger Sub and Target.

6.7  OPINION OF COUNSEL

     Acquiror shall have received an opinion of counsel to Target, dated the Effective Date, in form and substance reasonably satisfactory to Acquiror, covering the matters set forth in Exhibit E.

6.8  ESCROW AGREEMENT

     Acquiror, the Shareholders Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement in substantially the form attached hereto as Exhibit D.

6.9  SECURITIES MATTERS

     The Registration Statement filed with the SEC under the Securities Act by the Acquiror, pertaining to the shares of Acquiror Common Stock to be issued to the shareholders of Target pursuant to this Agreement and the Merger shall have become effective and there shall not be in effect a stop order with respect thereto. The Acquiror Common Stock issuable in the Merger shall have been approved for listing on the NASDAQ National Market.

6.10  280G AGREEMENTS

     Acquiror shall have received executed and delivered copies Section 280G Agreements substantially in the form of Exhibit F hereto from each person identified by Target or

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Acquiror as receiving excess parachute payments, as defined in Section 280G of the Code, in connection with the Merger.

6.11  RESIGNATION OF DIRECTORS AND OFFICERS

     The directors and officers of Target in office immediately prior to the Effective Time shall have resigned as directors and officers of Target effective as of the Effective Time and duly executed resignation letters shall have been delivered to Acquiror from each such director and officer.

6.12  STOCK RESTRICTION AGREEMENT

     Acquiror shall have received executed and delivered copies of Stock Restriction Agreements, substantially in the form of Exhibit C hereto, from each of the shareholders, option holders and Warrant holders of the Target other than shareholders who have executed the Voting Agreement.

6.13  TERMINATION OF PENSION PLAN

     If notified by Acquiror in writing at least 20 days prior to the Closing Date, Target shall, at least one day prior to the Closing Date and conditioned on the Closing occurring, terminate Target's 401(k) Plan (the "401(k) PLAN") and no further contributions shall be made to the 401(k) Plan, provided that as a condition of such termination Target's employees shall be eligible to participate in Acquiror's 401(k) plan as soon as administratively feasible following the Closing Date. Target shall provide to Acquiror (i) executed resolutions by the Board of Directors of Target authorizing the termination and
(ii) an executed amendment to the 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination. Target shall file a Form 5310 with the Internal Revenue Service and obtain a favorable determination letter upon plan termination.

                                  ARTICLE VII

                       CONDITIONS TO TARGET'S OBLIGATIONS

     Unless waived in writing by Target in its sole discretion, all obligations of Target a hereunder shall be subject to the fulfillment prior to or at the Effective Date of the following conditions:

7.1  REPRESENTATIONS, WARRANTIES, AND COVENANTS

     Except as disclosed in the Acquiror Disclosure Schedule dated the date of this Agreement, (i) the representations and warranties of Acquiror and Merger Sub in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time (except that representations and warranties which by their express terms are made on and as of a specified earlier date shall be made only on and as of such specified earlier date) and (ii) Acquiror and Merger Sub shall have

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performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time. Target shall have received from Acquiror an officer's certificate in such detail as Target may reasonably request, dated the Effective Date and signed by its Chief Executive Officer and its Secretary, to the foregoing effects.

7.2  SHAREHOLDER APPROVAL

     This Agreement and the Merger shall have been approved by the Shareholders of the Target at a meeting duly called and held pursuant to Section 4.4 hereof or a consent solicitation completed in accordance with Section 4.4 hereof in accordance with Washington Law and the Target Articles of Incorporation and Bylaws.

7.3  OTHER EVIDENCE

     Acquiror shall have delivered to Target such further certificates and documents evidencing due action in accordance with this Agreement, including certified copies of all applicable proceedings of stockholders and directors of Acquiror pertaining to the transactions under this Agreement, as Target shall reasonably request.

7.4  NO ADVERSE PROCEEDINGS, EVENTS, OR REGULATORY REQUIREMENTS

     No action or proceeding, including but not limited to any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition, preventing the consummation of the Merger shall be in effect, nor shall any action or proceeding brought by a Governmental Entity seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. Acquiror shall have procured all other regulatory approvals, consents, waivers, or administrative actions of Governmental Entities or other persons or agencies that are necessary or appropriate to be procured by Acquiror prior to the consummation of the transactions contemplated by this Agreement, and no such approval, consent, waiver, or administrative action shall have included any condition or requirement that would result in a Material Adverse Effect on Acquiror or Target.

7.5  OPINION OF TAX COUNSEL

     Target shall have received the written opinion of Target's legal counsel, in form and substance reasonably satisfactory to Target, and dated on or about the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinion shall not have been withdrawn. In rendering such opinion, Target's legal counsel shall be entitled to rely upon, among other things, reasonable assumption as well as representations of Acquiror, Merger Sub and Target.

7.6  OPINION OF COUNSEL

     Target shall have received an opinion of counsel to Acquiror, dated the Effective Date, in form and substance reasonably satisfactory to Target, covering the matters set forth in Exhibit G.

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7.7  SECURITIES MATTERS

     The Registration Statement filed with the SEC under the Securities Act by the Acquiror, pertaining to the shares of Acquiror Common Stock to be issued to the shareholders of Target pursuant to this Agreement and the Merger, shall have become effective and there shall not be in effect a stop order with respect thereto. The Acquiror Common Stock issuable in the Merger shall have been approved for listing on the NASDAQ National Market.

7.8  ESCROW AGREEMENT

     Acquiror, the Shareholders Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement in substantially the form attached hereto as Exhibit D.

                                  ARTICLE VIII

                  TERMINATION, EXPENSES, AMENDMENT AND WAIVER

8.1  TERMINATION

     This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Target or Acquiror, in the following manner:

          (a) by mutual consents duly authorized by the Boards of Directors of Acquiror and Target;

          (b) by either Acquiror or Target, if (i) without fault of the terminating party, the Closing shall not have occurred on or before March 31, 2001 (provided, that a later date may be agreed upon in writing by the parties hereto, and provided further, that the right to terminate this Agreement under this clause (b)(i) shall not be available to any party whose action or willful failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement), or
     (ii) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable;

          (c) by Acquiror, if (i) any representation or warranty of Target, not qualified by its terms to materiality, set forth in this Agreement shall have been untrue when made in any material respect (or any representation or warranty qualified as to materiality shall have been untrue in any respect when made), or (ii) Target shall materially breach any obligation or agreement hereunder in a manner causing conditions precedent to the Closing not to be satisfied and such breach of a representation, warranty or covenant shall not have been cured within 30 days of receipt by Target of written notice of such breach; provided, that the right to terminate this Agreement by Acquiror under subparts (i) and (ii) of this paragraph
     (c) shall not be available to Acquiror where Acquiror is at that time in material breach of this Agreement;

          (d) by Target, if (i) any representation or warranty of Acquiror, not qualified by its terms to materiality, set forth in this Agreement shall have been untrue when made in any material respect (or any representation or warranty qualified as to materiality

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     shall have been untrue in any respect when made), or (ii) if Acquiror shall materially breach any obligation or agreement hereunder in a manner causing conditions precedent to the Closing not to be satisfied, and such breach of a representation, warranty or covenant shall not have been cured within 30 days of receipt by Acquiror of written notice of such breach; provided, that the right to terminate this Agreement by Target under this paragraph
     (d) shall not be available to Target where Target is at that time in material breach of this Agreement;

          (e) by Acquiror, in accordance with Section 1.6(f); or

          (f) by Acquiror, if Target has not delivered Voting Agreements from shareholders of Target sufficient to approve the matters required to be approved by the shareholders to satisfy the condition set forth in Section
     6.2 within fifteen (15) days of the Execution Date.

8.2  EFFECT OF TERMINATION

     In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror or Target or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that the provisions of Sections 4.1(b) and 5.1(b), this Section 8.2, Section 8.3 and Articles IX and X shall remain in full force and effect and survive any termination of this Agreement.

8.3  EXPENSE

     (a) Subject to paragraphs (b) and (c) below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of advisers, accountants and legal counsel) shall be paid by the party incurring such expense and Acquiror shall pay any filing fees in respect of any regulatory approvals required in order to consummate the Merger; provided, however, that if the Closing occurs, the expenses incurred by Target in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants, brokers and legal counsel), shall not exceed $2,000,000. Any such expenses incurred by Target in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel) which cause the aggregate amount of such expenses to exceed $2,000,000 shall be subject to Acquiror's claim against the Escrow Fund, without regard to, or limited by, the Threshold Amount (as defined herein below). Acquiror shall pay the registration fee of the SEC, filing fees in respect of state "blue sky" laws, and the fee payable to The National Association of Securities Dealers, Inc. in respect of the listing on the NASDAQ National Market of the shares of Acquiror Common Stock to be issued pursuant to this Agreement.

     (b) In the event that Acquiror shall terminate this Agreement pursuant to
Section 8.1(c) or pursuant to Section 8.1(b) because of a failure of Target to satisfy the conditions set forth in Section 6.1, and without limiting any other rights Acquiror may have, Target shall reimburse Acquiror for all of the out-of-pocket fees and expenses

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incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel).

     (c) In the event that Acquiror shall terminate this Agreement pursuant to
Section 8.1(f) or because the condition set forth in Section 6.2 is not satisfied, and without limiting any other rights Acquiror may have, Target shall reimburse Acquiror for all of the out-of-pocket fees and expenses incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel) up to the maximum amount of $300,000.

     (d) In the event that Target shall terminate this Agreement pursuant to
Section 8.1(d) or pursuant to Section 8.1(b) because of a failure of Acquiror to satisfy the conditions set forth in Section 7.1, and without limiting any other rights Target may have, Acquiror shall reimburse Target for all of the out-of-pocket fees and expenses incurred by Target in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel).

8.4  EXTENSION; WAIVER

     At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX

                           ESCROW AND INDEMNIFICATION

9.1  SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

     All the representations, covenants, agreements and warranties set forth in this Agreement shall survive the Effective Time until the date one year after the Effective Time; provided, however, that claims related to actual fraud or willful misconduct shall survive indefinitely. The covenants and agreements of the parties shall survive until the expiration of the time period for their performance as provided herein. The termination of any representation or warranty, however, shall not affect the right to indemnification for breach of such representation or warranty if written notice of such breach is given prior to such termination.

9.2  INDEMNIFICATION

     (a) From and after the Effective Time, and subject to the limitations set forth in this Article IX, the shareholders of Target will indemnify and hold harmless Acquiror and its officers, directors, agents and employees, and each person, if any, who controls or may

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control Acquiror within the meaning of the Securities Act (hereinafter referred to individually as an "INDEMNIFIED PERSON" and collectively as "INDEMNIFIED PERSONS") from and against any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, causes of action, including, without limitation, reasonable legal fees, net of any recoveries by Acquiror under existing insurance policies or indemnities from third parties (collectively, "DAMAGES") resulting from (i) any failure of any of the representations and warranties made by Target under this Agreement to be true and accurate at the time which they were made (including, if applicable, as of the Closing Date) or (ii) any breach or default by Target of any covenant or agreement made by Target in this Agreement, the Target Disclosure Schedule or any exhibit or schedule to this Agreement and which is required to be performed by Target at or prior to the Effective Time. The Escrow Fund shall be the sole security for this indemnity obligation subject to the limitations in this Agreement.

     (b) From and after the Effective Time, and subject to the limitations set forth in this Article IX, Acquiror will indemnify and hold harmless Target Shareholders from and against any and all Damages resulting from any misrepresentation or breach of or default in connection with any representation, warranty or covenant of Acquiror in this Agreement.

     (c) "Damages" as used herein is not limited to matters asserted by third parties, but includes Damages incurred or sustained in the absence of claims by a third party. In determining the amount of any Damages resulting from any misrepresentation, breach or default or whether a misrepresentation, breach or default has occurred, any materiality standard contained in the applicable representation, warranty or covenant shall be disregarded.

9.3  ESCROW FUND

     Subject to Section 9.6, sole and exclusive security for the indemnity provided for in Section 9.2(a), the Escrow Shares shall be registered in the name of, and, be deposited with an escrow agent selected by Acquiror with the consent of the Shareholders' Agent (which consent shall not be unreasonably withheld) (the "ESCROW AGENT"), such deposit to constitute an escrow fund to be governed by the terms set forth in the Escrow Agreement, in substantially the form attached hereto as Exhibit D (the "ESCROW AGREEMENT").

9.4  CERTAIN LIMITATIONS

     (a) Acquiror's right to indemnification for Damages under Section 9.2 shall accrue only if the aggregate of all such Damages exceeds $150,000 (the "THRESHOLD AMOUNT") and then only to the extent of any excess Damages over such $150,000 amount.

     (b) No Indemnifying Party shall be liable for any Damages pursuant to this
Article IX unless a written claim for indemnification in accordance with Section
9.5 is given by the Indemnified Party to the Indemnifying Party with respect thereto and received by the Indemnifying Party on or before 5:00 p.m., Baltimore, Maryland time on the first anniversary of the Closing Date (the "EXPIRATION DATE").

     (c) Subject to Section 9.6, the Parties hereby agree that the maximum liability of a particular shareholder of the Target under this Article for Damages shall in no event exceed the value of the Acquiror Common Stock held in escrow for such Target

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shareholder pursuant to the Escrow Agreement valued as provided in the Escrow
Agreement.

9.5  CERTAIN PROCEDURAL MATTERS

     (a) A party seeking indemnification (the "INDEMNIFIED PARTY") shall give prompt written notice to the party from whom indemnification will be sought (the "INDEMNIFYING PARTY") of any claim for indemnification hereunder and shall provide to the Indemnifying Party as soon as practicable thereafter all information and documentation necessary to support and verify the claim asserted (or which would be asserted if not below the Threshold Amount), and the Indemnifying Party and his or its representatives shall be given access to all personnel, properties, books and records that the Indemnifying Party reasonably determines to be related thereto.

     (b) If any legal proceeding is instituted or any claim or demand is asserted by any person in respect of which an Indemnified Party may seek to assert a claim for indemnification hereunder, the Indemnified Party shall promptly cause written notice of the assertion of any such legal proceeding, claim or demand to be made to the Indemnifying Party; provided that the failure to so notify the Indemnifying Party shall not reduce or adversely affect the right of the Indemnified Party to assert a claim for indemnification hereunder with respect to such legal proceeding, claim or demand except to the extent that the Indemnifying Party is materially prejudiced thereby.

     (c) The Indemnifying Party shall have the right at any time, at his or its option and expense, to participate in the defense of any such legal proceeding, claim or demand (including without limitation the right to participate in negotiations and settlement discussions). The Indemnified Party and the Indemnifying Party shall cooperate fully with each other in connection with the defense, negotiation and settlement of any such legal proceeding, claim or demand, and the Indemnifying Party shall be given access to all personnel, properties, books and records that the Indemnifying Party reasonably determines to be related thereto. No such legal proceeding, claim or demand may be settled or compromised (nor shall any agreement be entered into or commitment made with respect to any settlement or compromise) without the written consent of the Indemnifying Party, which shall not be unreasonably withheld.

9.6  EXCLUSIVE REMEDY

     If the Merger is consummated and notwithstanding any other provision of this Agreement or the exhibits hereto to the contrary, recovery from the Escrow Fund pursuant to the terms set forth in this Article IX shall be the exclusive remedy available to Acquiror for Damages under this Agreement. The limitations contained in this Article IX, however, shall not limit the liability of any Indemnifying Party with respect to any actual fraud or willful misconduct of such party.

9.7  RESOLUTION OF CONFLICTS; ARBITRATION

     (a) In case an Indemnifying Party shall object to any indemnification claim or claims by an Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims.

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     (b) If no such agreement can be reached after good faith negotiation, either the Indemnifying Party or the Indemnified Party may, by written notice to the other, demand arbitration of the matter unless the amount of the Damages is at issue pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both the Indemnifying Party and the Indemnified Party agree to arbitration; and in such event the matter shall be settled by arbitration conducted by a single arbitrator. The Indemnifying Party and the Indemnified Party shall jointly select an arbitrator. If the Indemnifying Party and the Indemnified Party fail to agree upon an arbitrator within ten (10) days, an arbitrator shall be selected for them by the American Arbitration Association ("AAA"). The decision of the arbitrator so selected as to the validity and amount of any indemnification claim shall be binding and conclusive upon the parties to this Agreement.

     (c) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Chicago, Illinois under the commercial rules then in effect of the American Arbitration Association. The Non-Prevailing Party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative fee of the American Arbitration Association, and the expenses, including without limitation, attorneys' fees and costs reasonably incurred by the other party to the arbitration.

9.8  SHAREHOLDERS' AGENT

     (a) Joseph Manzinger is hereby appointed as agent and attorney-in-fact (the "SHAREHOLDERS' AGENT") for each Target shareholder, for and on behalf of the Target shareholders, (i) to assert, prosecute or respond to any claims for indemnification hereunder on behalf of all or any Target shareholders (and is hereby designated as the Indemnifying Party to act on behalf of the Target shareholders under this Article IX), (ii) to give and receive notices and communications to authorize delivery to Acquiror of shares of Acquiror Common Stock from the Escrow Fund in satisfaction of claims by Acquiror, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholders' Agent for the accomplishment of the foregoing, (iii) to endorse Certificates or stock powers therefor on behalf of any Target shareholder, and (iv) to amend this Agreement at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that amendment shall not (a) alter or change the amount or kind of consideration to be received on conversion of the Target Capital Stock, or
(b) alter or change any of the terms and conditions of this Agreement if such alteration or change would materially adversely affect the holders of Target Capital Stock. Such agency may be changed by the shareholders of Target from time to time upon not less than thirty (30) days prior written notice to Acquiror; provided, however, that the Shareholders' Agent may not be removed unless holders of a two-thirds interest in the Escrow Fund agree to such removal and to the identify of the substituted shareholders' agent. Any vacancy in the position of the Shareholders' Agent may be filled by approval of the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Shareholders' Agent, and the Shareholders' Agent shall not receive compensation for his services. Notice or communications to or from the Shareholders' Agent shall constitute notice to or from each of the shareholders of Target.

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     (b) The Shareholders' Agent shall not be liable for any act done or omitted hereunder or under the Escrow Agreement as Shareholders' Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted to the advice of counsel shall be conclusive evidence of such good faith. The Target shareholders shall severally indemnify the Shareholders' Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholders' Agent and arising out of our in connection with the acceptance or administration of his or her duties hereunder, and shall reimburse the Shareholders' Agent for their pro rata share of any expenses incurred by the Shareholders' Agent.

     (c) The Shareholders' Agent shall have reasonable access to information about Target and Acquiror and the reasonable assistance of Target" and Acquiror" officers and employees for purposes of performing his duties and exercising his rights hereunder; provided, that the Shareholders' Agent shall treat confidentially and not disclose any nonpublic information from or about Target or Acquiror to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

9.9  ACTIONS OF SHAREHOLDERS' AGENT

     A decision, act, consent or instruction of the Shareholders' Agent (as such) shall constitute a decision of all Target shareholders on behalf of whom he is acting and shall be final, binding and conclusive upon each such Target shareholder, and the Escrow Agent and Acquiror may rely thereon.

                                   ARTICLE X

                               GENERAL PROVISIONS

10.1  NOTICES

     All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

     (a) if to Acquiror or Merger Sub, to:

       TeleCommunication Systems, Inc.
       275 West Street
       Annapolis, Maryland 21401
       Attention: Thomas M. Brandt, Jr.
                  Donald C. Hubbard, Jr.
       Facsimile No.: (410) 280-1048
       Telephone No.: (410) 280-1001

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     with a copy to:

       Piper Marbury Rudnick & Wolfe LLP
       6225 Smith Avenue
       Baltimore, Maryland 21209-3600
       Attention: Wilbert H. Sirota
                  R.W. Smith, Jr.
       Facsimile No.: (410) 580-3001
       Telephone No.: (410) 580-3000

     (b) if to Target, to:

       XYPOINT Corporation
       2200 Alaskan Way
       Second Floor
       Seattle, Washington 98121
       Attention: Kenneth A. Arneson
       Facsimile No.: (206) 674-1080
       Telephone No.: (206) 674-1000

     with a copy to:

       Venture Law Group
       4750 Carillon Point
       Kirkland, Washington 98033-7355
       Attention: Craig Sherman
       Facsimile No.: (425) 739-8750
       Telephone No.: (425) 739-8700

10.2  INTERPRETATION

     When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the Execution Date. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.3  COUNTERPARTS

     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.4  ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES

     This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, the Target Disclosure Schedule and the Acquiror Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms and
(b) are not intended to confer upon any other person any rights or remedies hereunder.

10.5  SEVERABILITY

     In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.6  REMEDIES CUMULATIVE

     Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.7  GOVERNING LAW

     This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without regard to applicable principles of conflicts of law or, to the extent applicable, the federal laws of the United States of America. THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF THE PARTIES HERETO. THIS PROVISION IS A MATERIAL INDUCEMENT FOR ACQUIROR TO ENTER INTO THIS AGREEMENT.

10.8  ASSIGNMENT; AMENDMENT; BINDING EFFECT

     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. The parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto and, in the case of Acquiror and Target, approved by their respective Boards of Directors; provided that an amendment made subsequent to adoption of this Agreement by the shareholders of Target shall not (a) alter or change the amount or kind of consideration to be received on conversion of the Target Common Stock or alter or change any of the terms and conditions of this Agreement if such alteration or change would materially adversely affect the holders of Target Common Stock. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

10.9  RULES OF CONSTRUCTION

     The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, TeleCommunication Systems, Inc., Merger Corp., and XYPOINT Corporation have caused this Agreement to be executed and delivered, by their respective officers thereunto duly authorized in the case of corporate parties as the case may be, all as of the date first written above.

                                        TELECOMMUNICATION SYSTEMS, INC.
                                        By:            /s/ RICHARD A. YOUNG                  (SEAL)
                                        ----------------------------------------------------
                                           Name: Richard A. Young
                                           Title: Executive Vice President

                                        WINDWARD ACQUISITION CORP.
                                        By:            /s/ RICHARD A. YOUNG                  (SEAL)
                                        ----------------------------------------------------
                                           Name: Richard A. Young
                                           Title: Executive Vice President

                                        XYPOINT CORPORATION
                                        By:            /s/ KENNETH ARNESON                   (SEAL)
                                        ----------------------------------------------------
                                           Name: Kenneth Arneson
                                           Title: President

                                                                       EXHIBIT A

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "AGREEMENT") is made and entered into as of
November   , 2000, by and among TeleCommunication Systems, Inc., a Maryland
corporation ("ACQUIROR"), and            ("SHAREHOLDER"). Shareholder is a
shareholder of XYPOINT Corporation, a Washington State corporation ("TARGET").

                                    RECITALS

     A. Concurrently with the execution of this Agreement, Acquiror, Windward Acquisition Corp., a wholly owned subsidiary of Acquiror ("MERGER SUB"), and Target are entering into an Agreement and Plan of Reorganization (the "REORGANIZATION AGREEMENT") providing for the merger of Target with and into Merger Sub (such merger, or any alternative merger structure adopted pursuant to the Reorganization Agreement, the "MERGER"), on the terms and subject to the conditions set forth therein (which has been provided to Shareholder). Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings given to such terms in the Reorganization Agreement.

     B. Shareholder is the record holder and beneficial owner of such number and class of shares of the outstanding capital stock of Target as is indicated on the final page of this Agreement (the "SHARES").

     C. As a material inducement to enter into the Reorganization Agreement, Acquiror and Merger Sub are requiring, among other things, that Shareholder agree, and Shareholder is willing to agree (a) to vote the Shares and any other shares of capital stock of Target hereafter acquired by it so as to facilitate consummation of the Merger, and (b) not to engage in certain solicitation activities relating to an Acquisition Proposal.

     NOW, THEREFORE, in consideration of these premises and the mutual agreements, covenants and provisions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

     1. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Acquiror and Merger Sub as follows:

          1.1 Shareholder is the record and beneficial owner of and has the sole right, power and authority to (a) vote, or direct the voting of, (b) dispose, or direct the disposal of, and (c) convert, demand appraisal rights with respect to, and agree to all of the matters set forth in this Agreement with respect to, the Shares. Shareholder has good and marketable title to the Shares. The Shares are free and clear of any Lien, claim, option, subscription, warrant, put, call, charge, right of first refusal, proxy or voting restrictions, rights of conversion or exchange, or other encumbrance or restriction. Other than pursuant to this Agreement (and, as applicable, the Amended and Restated Right of First Refusal Agreement by and among Kenneth A. Arneson, William Clise, Jill Crowson, certain other shareholders of Target and Target dated as of August 18, 2000 and the Amended and Restated Stock Option Agreement by and among Target, Kenneth A. Arneson, William Clise, Amy Clise, Jill Crowson and

                                      A-A-1

     Michael Crowson dated as of April 15, 1997), Shareholder is not obligated under any agreement or understanding of any character, to transfer or sell any Shares or any New Shares (as defined below). Shareholder will transfer and deliver to Acquiror immediately upon Closing valid title to the Shares and any New Shares then owned by Shareholder free and clear of any Lien, claim, option, subscription, warrant, put, call, charge, right of first refusal, proxy or voting restrictions, rights of conversion or exchange, or other encumbrance or restriction, and together with all rights now or hereafter attaching to such Shares and any New Shares.

          1.2 Shareholder does not own, either beneficially or of record, or manage or control, any shares of capital stock of Target, or any securities or other interests convertible into or exercisable or exchangeable for, any shares of capital stock of Target, other than the Shares. For the purposes of this Agreement, beneficial ownership has the meaning set forth in Rule 13d-3 of the Exchange Act.

          1.3 Shareholder has full legal capacity, power and authority to make, enter into and carry out the terms of this Agreement. If Shareholder is a corporation, Shareholder is duly organized and validly existing in good standing under the laws of the jurisdiction of its incorporation, and has all corporate powers required to carry on its business as now conducted. The execution and delivery of this Agreement by Shareholder, the performance by Shareholder of its obligations hereunder, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of Shareholder (corporate or otherwise), and no other proceedings on the part of Shareholder are necessary or advisable, and, assuming due authorization, execution and delivery hereof by Acquiror, this Agreement constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

          1.4 The execution and delivery of this Agreement by Shareholder does not, and the performance of Shareholder's obligations hereunder will not, conflict with, violate, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any Lien on any Shares or New Shares (as hereinafter defined) pursuant to, the articles of incorporation, bylaws or analogous documents of Shareholder or any agreement, voting trust, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture, contract, lease, or any other agreement, concession, license, permit, franchise or other instrument or obligation to which Shareholder is a party or by which Shareholder or the Shares or New Shares are or will be bound or affected, or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Shareholder or any of its assets.

          1.5 There is no action, suit, investigation or proceeding pending against, or to the knowledge of Shareholder, threatened against Shareholder or any of its properties, before any Governmental Entity which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated by this Agreement.

     2. Covenants of Shareholder.

          2.1 Agreement to Vote Shares. Shareholder hereby agrees that during the time this Agreement is in effect, at any meeting of the shareholders of Target, however

                                      A-A-2
     called (whether annual, special or adjourned), and in any action by written consent of the shareholders of Target, Shareholder shall vote or cause to be voted its Shares, any New Shares (as hereinafter defined), any Shares or New Shares over which Shareholder has a valid proxy to vote such Shares ("Other Shares") and any other equity interests in Target over which Shareholder has the sole or joint right, to vote or control the voting: (i) in favor of (A) approval and adoption of the Reorganization Agreement and the Merger, and (B) any matter or transaction that is reasonably required to effect the Merger and the other transactions contemplated by the Reorganization Agreement, and (ii) against any Acquisition Proposal, and against any other matter which could reasonably be expected to facilitate any Acquisition Proposal, including, without limitation, any change in Target's board of directors, except as otherwise agreed to in writing by Acquiror. Shareholder shall be present, in person or by proxy, at all meetings of shareholders of Target or at any adjournment or adjournments thereof so that all Shares and New Shares are counted for the purpose of determining the presence of a quorum at such meetings.

          2.2 New Shares. Shareholder agrees that any shares of capital stock or other equity interest of Target or any other interest convertible into or exercisable or exchangeable therefor that Shareholder purchases (with the prior written consent of Acquirer) or with respect to which Shareholder otherwise acquires record or beneficial ownership (including, without limitation, by stock split or dividend, by exercise or grant of options, warrants or other convertible or derivative securities, by exchange or conversion of other instruments, or otherwise) after the execution of this Agreement and prior to the termination of this Agreement ("NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

          2.3 Prohibition Against Transfer.

             (i) Shareholder agrees that it shall not, and shall not permit any affiliate or associate, or any company, trust or other entity controlled in whole or in part by it, to (a) transfer (except as may be specifically required by court order or by operation of law, in which case any such transferee shall agree to be bound hereby), tender, assign, sell, exchange, pledge, hypothecate, or offer to transfer or sell or otherwise dispose of or encumber or create or suffer to exist any Lien, claim, option, subscription, warrant, put, call, charge, right of first refusal, proxy or voting restrictions, rights of conversion or exchange, or other encumbrance or restriction, or grant any proxy or power of attorney, deposit into a voting trust or enter into a voting agreement, understanding or arrangement with respect to, any Shares or any New Shares, or to make any offer or agreement relating thereto, at any time prior to the termination of this Agreement, or (b) take any action that would have the effect of preventing, delaying or disabling Shareholder from performing its obligations under this Agreement.

             (ii) Shareholder understands and agrees that if Shareholder attempts to transfer, vote or provide any other person with the authority to transfer or vote any of the Shares or New Shares other than in compliance with this Agreement, Target shall not, and Shareholder hereby unconditionally and irrevocably instructs Target to not, permit any such transfer on its books and records, issue a new certificate representing any of the Shares or New Shares or record such vote

                                      A-A-3
        unless and until Shareholder shall have complied with the terms of this Agreement.

          2.4 Grant of Irrevocable Proxy; Appointment of Proxy.

             (i) Shareholder hereby irrevocably grants to, and appoints, Thomas
        M. Brandt, Jr., Donald C. Hubbard, Jr., and Bruce White, or any of them, in their respective capacities as representatives of Acquiror or Merger Sub, and each of them individually, Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Shareholder, to vote the Shares, any New Shares and any Other Shares in favor of the Merger and other transactions contemplated by the Reorganization Agreement, against any Acquisition Proposal, and otherwise as contemplated by Section 2.1 above.

             (ii) Shareholder represents that, except as set forth on Schedule
        2.4 attached hereto, any proxies heretofore given and in effect on the date hereof in respect of the Shares are revocable, and Shareholder hereby revokes any and all such proxies.

             (iii) Shareholder understands and acknowledges that Acquiror is entering into the Reorganization Agreement in reliance upon Shareholder's execution and delivery of this Agreement. Shareholder hereby affirms that the irrevocable proxy set forth in this Section 2.4 is given in connection with the execution of the Reorganization Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Shareholder under this Agreement consistent with Shareholder's duties as a shareholder of Target and in accordance with the terms of the Reorganization Agreement. Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 23B.07.220 of the Washington Business Corporation Act. Shareholder also acknowledges that the covenants of this section are applicable to any proxies it may have with respect to the Other Shares and that all such proxies are valid and binding under Washington Law.

          2.5 Commercially Reasonable Efforts. Shareholder hereby agrees to use its commercially reasonable effort to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Reorganization Agreement. Shareholder shall promptly consult with Acquiror and provide any necessary information and materials with respect to all filings made by Shareholder with any Governmental Entity in connection with this Agreement and the Reorganization Agreement and the transactions contemplated hereby and thereby.

          2.6 No Solicitation. Shareholder agrees that neither it nor any of its officers, directors, or employees (as applicable) shall, and Shareholder shall direct and use commercially reasonable efforts to cause its associates, agents and representatives (including, without limitation, any investment banker, attorney, or accountant retained by Shareholder) not to, directly or indirectly, take any action to solicit, encourage, entertain, review, initiate or participate in any Acquisition Proposal, or engage in any negotiations concerning, or provide any confidential information or data

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

     to, or have any discussions with, any person relating to an Acquisition Proposal. As of the date hereof, Shareholder is not engaged in any negotiations or discussions relating to an Acquisition Proposal, and is not assisting, cooperating with or encouraging any Acquisition Proposal. Shareholder shall promptly notify Acquiror orally and in writing of, and keep it fully and currently informed on, any Acquisition Proposal or any inquiries with respect thereto, such written notification to include the identity of the person making such inquiry or Acquisition Proposal and such other information with respect thereto as is reasonably necessary to apprise Acquiror of the material terms of such Acquisition Proposal. Shareholder shall give Acquiror contemporaneous written notice upon engaging in discussions or negotiations with, or providing any information to, any such person regarding an Acquisition Proposal. Each party to this Agreement acknowledges that this Section 2.6 was a significant inducement for Acquiror to enter into this Agreement and the Reorganization Agreement and the absence of such provision would have resulted in either (i) a material reduction in the Merger consideration to be paid to Shareholder and the other shareholders of Target or (ii) a failure to induce Acquiror to enter into this Agreement or the Reorganization Agreement.

          2.7 Waiver of Appraisal Rights. Shareholder hereby waives any and all rights of appraisal or rights to dissent from the Merger that it may have under Washington Law, and Shareholder will take such further actions, if any, as are necessary to waive any rights Shareholder may have under Washington Law to make a demand for appraisal with respect to the Shares or New Shares it owns.

          2.8 Appointment of Shareholder Agent. Shareholder hereby consents to the appointment of Joseph Manzinger as its agent and attorney-in-fact in accordance with the terms of the Reorganization Agreement.

          2.9 Registration Rights Agreement. Shareholder hereby agrees to amend the Target's Amended and Restated Registration Rights Agreement dated August 18, 2000 (the "RIGHTS AGREEMENT"), pursuant to Section 18(g) thereof, to state that the Rights Agreement will terminate in its entirety upon the consummation of the Merger.

     3. Restrictions on Transfer.

          3.1 In order to induce the Acquiror and the Merger Sub to enter into the Reorganization Agreement, the Shareholder hereby irrevocably agrees that, except as provided in Section 3.2 below, he, she or it will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Acquiror Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares of Acquiror Common Stock, without the prior written consent of Acquiror, for a period of 240 days following the Effective Date of the Merger;

          3.2 Notwithstanding the foregoing:

             (i) on or after the 120th day anniversary of the Effective Date of the Merger, the Shareholder shall be entitled to sell up to one-third (1/3) of the shares of Acquiror Common Stock acquired by such Shareholder in the Merger;

             (ii) in addition to subsection 3.2(i) above, on or after the 180th day anniversary of the Effective Date of the Merger, the Shareholder shall be entitled

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

        to sell up to one-third (1/3) of the shares of Acquiror Common Stock acquired by such Shareholder in the Merger;

             (iii) if the Shareholder is an individual, he or she may transfer any shares of Acquiror Common Stock or securities convertible into or exchangeable or exercisable for Acquiror Common Stock either during his or her lifetime or on death by will or intestacy to his or her immediate family or to a trust the beneficiaries of which are exclusively the Shareholder and/or a member or members of his or her immediate family; provided, however, that prior to any such transfer each transferee shall execute an agreement, reasonably satisfactory to Acquiror, pursuant to which each transferee shall agree to receive and hold such shares of Acquiror Common Stock, or securities convertible into or exchangeable or exercisable for the Acquiror Common Stock, subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. For the purposes of this paragraph, "immediate family" shall mean spouse, lineal descendant, step children, father, mother, brother or sister of the transferor or the transferor's spouse;

             (iv) the restrictions in this Agreement shall not apply to shares of Acquiror Common Stock to be sold or otherwise transferred in connection with a Change of Control of the Acquiror. For purposes of this Agreement, the term "Change of Control" shall mean (i) the sale of all or substantially all of the assets of the Acquiror, (ii) the sale of more than fifty percent (50%) of the outstanding shares of Acquiror Common Stock in a non-public sale, (iii) the dissolution or liquidation of the Acquiror, or (iv) any merger or consolidation of the Acquiror if immediately after such transaction either (A) persons who were members of the Board of Directors of the Acquiror immediately prior to such transaction do not constitute at least a majority of the Board of Directors of the surviving entity, or (B) persons who hold a majority of the outstanding shares of common stock of the surviving entity are not persons who held shares of Acquiror Common Stock immediately prior to such transaction; and

             (v) the restrictions in this Agreement shall not apply to shares of Acquiror Common Stock or securities exercisable for or convertible into shares of Acquiror Common Stock as to which the Shareholder acquires ownership, directly or beneficially, in the public trading markets.

          3.3 The Shareholder understands that the agreements of the Shareholder in this Section 3 are irrevocable and shall be binding upon the Shareholder's heirs, legal representatives, successors and assigns. The Shareholder agrees and consents to the entry of stop transfer instructions with the Acquiror's transfer agent against the transfer of shares of Acquiror Common Stock or other securities of the Acquiror held by the Shareholder except in compliance with the terms of this Section 3.

     4. Restrictive Legend. Any and all shares of Acquiror Common Stock or New Shares held by the Shareholder shall be endorsed with the following restrictive legend:

     "The securities represented by this certificate are subject to certain restrictions and agreements contained in a Voting Agreement by and between the shareholder and TeleCommunication Systems, Inc. A copy of the Voting Agreement and all applicable amendments thereto will be furnished by TeleCommunication Systems, Inc. to the

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

     record holder of this certificate without charge upon written request to TeleCommunication Systems, Inc. at its principal place of business or registered office."

     "The shares represented by this certificate are held by a person who may be deemed to be an affiliate of the issuer for purposes of Rule 144 promulgated under the Securities Act of 1933, as amended."

     5. Consent and Waiver. Shareholder hereby gives any consents or waivers, without the payment of any premium, payments, penalties or other payment of any consideration of any kind whatsoever or triggering of any change of control or other rights, that are required for the consummation of the Merger under the terms of any agreements to which Shareholder is a party or pursuant to any other rights Shareholder may have.

     6. Termination. This Agreement shall terminate in the event of a termination of the Reorganization Agreement as provided for in Section 8.1 thereof.

     7. Miscellaneous.

          7.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

          7.2 Interpretation. The words "include," "includes," and "including" when used herein shall be deemed in each case to be followed by the words "without limitation."

          7.3 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any parties hereto (whether by operation of law or otherwise) without prior written consent of the other parties hereto.

          7.4 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          7.5 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Acquiror will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Acquiror upon any such violation, Acquiror shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Acquiror at law or in equity and Shareholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

                                      A-A-7

          7.6 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and deemed to be sufficient if delivered in person, by telecopy or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or nationally-recognized courier (prepaid) to the respective parties as follows:

            IF TO ACQUIROR:

            TeleCommunication Systems, Inc.
            275 West Street
            Annapolis, Maryland 21401
            Attention: Thomas M. Brandt, Jr.
                       Donald C. Hubbard, Jr.
            Facsimile No.: (410) 280-1048
            Telephone No.: (410) 280-1001

            With a copy to:

            Piper Marbury Rudnick & Wolfe LLP
            6225 Smith Avenue
            Baltimore Maryland 21209-3600
            Attention: R.W. Smith, Jr.
                       Wilbert H. Sirota
            Facsimile No.: (410) 580-3001
            Telephone No.: (410) 580-3000

            IF TO SHAREHOLDER:

            To the address for notice set forth on the last page hereof.

            WITH A COPY TO:

            Venture Law Group
            2200 Alaskan Way
            Second Floor
            Seattle, Washington 98121
            Attention: Craig Sherman
            Facsimile No.: (425) 739-8750
            Telephone No.: (425) 739-8700

     or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

          7.7 Governing Law; Waiver of Jury Trial. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Maryland without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Maryland. Each of the parties hereto irrevocably consents to the jurisdiction of any court located within the State of Maryland, in connection with any matter based upon or arising out of this Agreement or the Reorganization Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Maryland for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process. THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY

                                      A-A-8

     AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF THE PARTIES HERETO. THIS PROVISION IS A MATERIAL INDUCEMENT FOR ACQUIROR TO ENTER INTO THIS AGREEMENT.

          7.8 Entire Agreement. This Agreement contains the entire understanding of the parties hereto in respect of the subject matter hereof, and supersedes all prior negotiations, agreements and understandings, both written and oral, between the parties with respect to such subject matter. This Agreement is not intended to confer upon any third party any rights or remedies hereunder.

          7.9 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          7.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

          7.11 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

          7.12 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

                    [SIGNATURES BEGIN ON THE FOLLOWING PAGE]

                                      A-A-9

     IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed under seal on the date and year first above written.

                                          Shareholder:

                                          --------------------------------(SEAL)

                                          Name:
                                          --------------------------------------

                                          --------------------------------------
                                          Street Address

                                          --------------------------------------
                                          City, State and Zip

                                          --------------------------------------
                                          Telephone Number/Telecopy Number

                                          --------------------------------------
                                          Tax Identification Number

Number and Class(es) of Shares Held Beneficially or of Record by Shareholder:

COMMON STOCK:  ________ SHARES OWNED BENEFICIALLY AND ________ SHARES OWNED OF
               RECORD.

SERIES X PREFERRED STOCK:  ________ SHARES OWNED BENEFICIALLY AND ________
                           SHARES OWNED OF RECORD.

SERIES A PREFERRED STOCK:  ________ SHARES OWNED BENEFICIALLY AND ________
                           SHARES OWNED OF RECORD.

SERIES B PREFERRED STOCK:  ________ SHARES OWNED BENEFICIALLY AND ________
                           SHARES OWNED OF RECORD.

SERIES C PREFERRED STOCK:  ________ SHARES OWNED BENEFICIALLY AND ________
                           SHARES OWNED OF RECORD.

SERIES D PREFERRED STOCK:  ________ SHARES OWNED BENEFICIALLY AND ________
                           SHARES OWNED OF RECORD.

SERIES E PREFERRED STOCK:  ________ SHARES OWNED BENEFICIALLY AND ________
                           SHARES OWNED OF RECORD.

ATTEST:                                                ACQUIROR:

                                                       TeleCommunication Systems, Inc.
-----------------------------------------------------  By: -------------------------------------------------

Name: ---------------------------------------------    Name: ---------------------------------------------
Secretary
                                                       Title: ----------------------------------------------

                                     A-A-10

ATTEST:                                                MERGER SUB:

                                                       Windward Acquisition Corp.

-----------------------------------------------------  By: -------------------------------------------------

Name: ----------------------------------------------   Name: ---------------------------------------------
Secretary
                                                       Title: ----------------------------------------------

                                     A-A-11

                                                                       EXHIBIT B

                               ARTICLES OF MERGER

                              XYPOINT CORPORATION
                            A WASHINGTON CORPORATION

                                 WITH AND INTO

                           WINDWARD ACQUISITION CORP.
                            A WASHINGTON CORPORATION

     In accordance with RCW 23B.11.050, the undersigned,            , being the
           of Windward Acquisition Corp., a Washington corporation, and
           , being the            of XYPOINT Corporation, a Washington
corporation, do hereby certify as follows:

          (1) The constituent corporations in the merger (the "Merger") are Windward Acquisition Corp., a Washington corporation, and XYPOINT Corporation, a Washington corporation; the name of the surviving corporation is Windward Acquisition Corp., a Washington corporation.

          (2) An Agreement and Plan of Merger dated as of November 15, 2000 (the "Merger Agreement") has been approved, adopted, and executed by each of the constituent corporations in accordance with RCW 23B.11.010. The Merger Agreement is attached hereto as Exhibit A and incorporated herein by reference.

          (3) The Merger was duly approved by the shareholders of each of the constituent corporations in accordance with Section 23B.011.030 of the Washington Business Corporation Act.

     The Merger shall become effective on the later of            , 2001 or the
date on which these Articles of Merger are filed with the Secretary of State of the State of Washington.

     IN WITNESS WHEREOF, the parties hereto have caused these Articles of Merger
to be duly executed as of this            day of                 .

WINDWARD ACQUISITION CORP.,                    XYPOINT CORPORATION,
a Washington corporation                       a Washington corporation

By:                                            By:
---------------------------------------------  ---------------------------------------------

Its:                                           Its:
---------------------------------------------  ---------------------------------------------

                                      A-B-1

]
                                                                       EXHIBIT C

November      , 2000

---------------------------------------
---------------------------------------
---------------------------------------
---------------------------------------

Ladies and Gentlemen:

     The undersigned is a shareholder, option holder and/or warrant holder of XYPOINT Corporation (the "Target") and wishes to facilitate the proposed merger (the "Merger") of the Target with and into Windward Acquisition Corp. (the "Merger Sub"), a wholly owned subsidiary of TeleCommunication Systems, Inc. (the "Acquiror"), upon the terms and conditions set forth in the Agreement and Plan of Reorganization dated November 15, 2000 (the "Merger Agreement") by and among the Acquiror, the Merger Sub, and the Target. Capitalized terms used in this letter agreement but not otherwise defined herein shall have the respective meanings given to such terms in the Merger Agreement.

     In consideration of the foregoing, and in order to induce the Acquiror and the Merger Sub to enter into the Merger Agreement, the undersigned hereby irrevocbly agrees that, except as provided below, he, she or it will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Acquiror Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares of Acquiror Common Stock, without the prior written consent of Acquiror, for a period of 240 days following the Effective Date of the Merger.

     Notwithstanding the foregoing:

          (1) On or after the 120th day anniversary of the Effective Date of the Merger, the Shareholder shall be entitled to sell up to one-third (1/3) of the shares of Acquiror Common Stock acquired by such Shareholder in the Merger.

          (2) In addition to subsection (1) above, on or after the 180th day anniversary of the Effective Date of the Merger, the Shareholder shall be entitled to sell up to one-third (1/3) of the shares of Acquiror Common Stock acquired by such Shareholder in the Merger.

          (3) if the undersigned is an individual, he or she may transfer any shares of Acquiror Common Stock or securities convertible into or exchangeable or exercisable for Acquiror Common Stock either during his or her lifetime or on death by will or intestacy to his or her immediate family or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of his or her immediate family; provided, however, that prior to any such transfer each transferee shall execute an agreement, reasonably satisfactory to Acquiror, pursuant to which each transferee shall agree to receive and hold such shares of Acquiror Common Stock, or securities convertible into or exchangeable or exercisable for the Acquiror Common Stock, subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. For the purposes of this paragraph, "immediate family" shall mean spouse, lineal descendant, step children, father, mother, brother or sister of the transferor or the transferor's spouse;

                                      A-C-1

          (4) the restrictions in this letter agreement shall not apply to shares of Acquiror Common Stock to be sold or otherwise transferred in connection with a Change of Control of the Acquiror. For purposes of this letter agreement, the term "Change of Control" shall mean (i) the sale of all or substantially all of the assets of the Acquiror, (ii) the sale of more than fifty percent (50%) of the outstanding shares of Acquiror Common Stock in a non-public sale, (iii) the dissolution or liquidation of the Acquiror, or (iv) any merger or consolidation of the Acquiror if immediately after such transaction either (A) persons who were members of the Board of Directors of the Acquiror immediately prior to such transaction do not constitute at least a majority of the Board of Directors of the surviving entity, or (B) persons who hold a majority of the outstanding shares of common stock of the surviving entity are not persons who held shares of Acquiror Common Stock immediately prior to such transaction; and

          (5) the restrictions in this letter agreement shall not apply to shares of Acquiror Common Stock or securities exercisable for or convertible into shares of Acquiror Common Stock as to which the undersigned acquires ownership, directly or beneficially, in the public trading markets.

     In addition to the foregoing, the undersigned hereby further agrees as follows:

          (1) the undersigned hereby consents to the appointment of Joseph Manzinger as its agent and attorney-in-fact in accordance with the terms of the Merger Agreement;

          (2) the undersigned hereby agrees to amend the Target's Amended and Restated Registration Rights Agreement dated August 18, 2000 (the "Rights Agreement"), pursuant to Section 18(g) thereof, to state that the Rights Agreement will terminate in its entirety upon the consummation of the Merger; and

          (3) the undersigned hereby waives any and all rights of appraisal or rights to dissent from the Merger that it may have under Washington Law, and the undersigned will take such further actions, if any, as are necessary to waive any rights the undersigned may have under Washington Law to make a demand for appraisal with respect to any Target Capital Stock or other securities of Target that are now owned or hereafter acquired by the undersigned.

     The undersigned understands that the agreements of the undersigned are irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns. The undersigned agrees and consents to the entry of stop transfer instructions with the Acquiror's transfer agent against the transfer of shares of Acquiror Common Stock or other securities of the Acquiror held by the undersigned except in compliance with this agreement.

Very truly yours,

Dated: ------------------------------------
                                               -----------------------------------------------------
                                               Signature

                                               -----------------------------------------------------
                                               Printed Name and Title

                                      A-C-2

                                                                       EXHIBIT D

                                ESCROW AGREEMENT

     THIS ESCROW AGREEMENT (this "Agreement") is dated as of            , 2000
by and among            (the "Escrow Agent"), TeleCommunication Systems, Inc., a
Maryland corporation (the "Acquiror"), and Joseph Manzinger (the "Shareholders' Agent"), as agent of, and attorney-in-fact for, the former shareholders (each a "Shareholder" and collectively the "Shareholders") of XYPOINT Corporation, a Washington corporation ("Target").

                                    RECITALS

     A. The Acquiror, Windward Acquisition Corp. (the "Subsidiary"), Target and certain of the Shareholders have entered into an Agreement and Plan of Reorganization dated as of November 15, 2000 (the "Merger Agreement"), providing for the merger of Target with and into Subsidiary (the "Merger"). The Subsidiary, as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     B. This Agreement is being entered into as a condition precedent to the closing of the Merger, for the purpose of securing the indemnification and other obligations of the Shareholders under the Merger Agreement. The parties are hereby establishing an escrow fund (the "Escrow Fund"), consisting of 400,000 shares of Acquiror Common Stock, for the purpose of securing such obligations.

     C. Pursuant to the Merger Agreement, Joseph Manzinger has been appointed the Shareholders' Agent in connection with the Merger.

     D. The Escrow Agent is willing to act as escrow agent in respect of the Escrow Fund upon the terms and conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Defined Terms. Capitalized terms used in this Agreement (including, without limitation, the Recitals set forth above) but not otherwise defined herein shall have the respective meanings given to such terms in the Merger Agreement (a copy of which has been provided to the Escrow Agent).

     2. Appointment of Escrow Agent.             is hereby appointed to act as
Escrow Agent hereunder and agrees to act as such.

     3. Shares to be Placed in Escrow. Upon the Closing of the Merger (the "Closing Date"), the Acquiror shall issue a certificate for 400,000 shares of Acquiror Common Stock (the "Escrow Shares"). Such certificate shall be issued in the name of the Escrow Agent or its nominee evidencing the Escrow Shares to be held in the Escrow Fund. Such certificate shall be promptly delivered by the Acquiror to the Escrow Agent along with a certificate informing the Escrow Agent of the Closing Date. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto. The Escrow Agent agrees to accept delivery of and to hold the Escrow Shares in escrow, subject to the terms and

                                      A-D-1
conditions of this Agreement. Attachment A hereto sets forth the name and address of each Shareholder, the number of Escrow Shares beneficially owned by each Shareholder, and each Shareholder's percentage interest in the Escrow Fund (the "Percentage Interest").

     4. Voting of Shares. Each Shareholder shall have the right to direct the vote of the number of whole shares obtained by multiplying (a) such Shareholder's Percentage Interest, by (b) the total number of Escrow Shares held by the Escrow Agent on the record date for the applicable vote. In the event of a meeting or written action of Shareholders of the Acquiror during the term of this Agreement, the Acquiror hereby undertakes to furnish all notices, proxies and proxy materials related to such meeting or written action of Shareholders directly to the Shareholders and to cooperate with the Shareholders and the Escrow Agent to facilitate the exercise by the Shareholders of voting rights in the Escrow Shares. On any matter brought before the shareholders of the Acquiror for a vote, the Escrow Agent shall vote the Escrow Shares as directed in writing by the Shareholders individually. The Escrow Agent shall have no obligation to vote any shares of a Shareholder unless the Escrow Agent has received written directions from such Shareholder.

     5. Distributions. Any cash dividend, dividends payable in securities or other distribution of any kind (but excluding any shares of Acquiror capital stock received upon a stock split or nontaxable (for federal income tax purposes under Section 305 of the Code) stock dividend of Acquiror Common Stock) shall be distributed by the Escrow Agent to the beneficial holder of the Escrow Shares to which such distribution relates. Any shares of Acquiror capital stock received by the Escrow Agent upon a stock split or nontaxable (for federal income tax purposes under Section 305 of the Code) stock dividend made in respect of any securities in the Escrow Fund shall be added to the Escrow Fund and become a part of, and be treated in the same manner as, the Escrow Shares to which it relates.

     6. Transferability. The interests of the Shareholders in the Escrow Fund and in the Escrow Shares held in the Escrow Fund shall not be assignable or transferable, other than by operation of law. No transfer of any of such interests by operation of law shall be recognized or given effect until the Acquiror shall have received written notice of such transfer and has so informed the Escrow Agent in writing. Any such transfer by operation of law shall not release the Escrow Shares from the Escrow Fund or the terms and conditions of the Merger Agreement or this Agreement.

     7. Escrow Fund. Except as otherwise provided in this Agreement, the Escrow Agent will hold the Escrow Shares in its possession until instructed hereunder to deliver such Escrow Shares or any specified portion thereof as follows:

          (a) Payments. Any payments to be made by the Escrow Agent to an Indemnified Person from the Escrow Fund pursuant to this Agreement shall be made in shares of Acquiror Common Stock. For purposes of this Agreement and the making of all payments hereunder, each share of Acquiror Common Stock
     shall be valued at $     per share. Whenever a payment is to be made to an
     Indemnified Person from the Escrow Fund, the Escrow Agent shall submit a certificate for a sufficient number of shares of Acquiror Common Stock to the Acquiror's transfer agent with instructions to deliver (i) to such Indemnified Person a certificate for a number of shares of Acquiror Common Stock having a value equal to the amount of the payment to be

                                      A-D-2
     made and (ii) to the Escrow Agent a certificate for the number of shares of Acquiror Common Stock remaining after such payment. All share amounts under this Agreement shall be rounded to the nearest whole share. All Damages shall be allocated among the Shareholders in accordance with their respective Percentage Interests.

          (b) Claims. Subject to the provisions of Article IX of the Merger Agreement, each claim for Damages by an Indemnified Person (each a "Claim") shall be satisfied solely from the Escrow Fund.

          (c) Procedure. An Indemnified Person may submit a notice to the Escrow Agent and the Shareholders' Agent of any Claim for which it is entitled to recover pursuant to the provisions of the Merger Agreement, specifying in reasonable detail (i) the nature of the Claim, (ii) the section or sections of the Merger Agreement under which the Claim is being made, and (iii) the amount of Damages in respect of such Claim (which may be a good faith estimate of the maximum amount of such damages if a definitive amount cannot be identified). If, within 30 days after receipt of such Claim, no Objection Notice (as that term is defined below) has been filed by the Shareholders' Agent in accordance with the provisions of
     Section 7(d) below, the Escrow Agent shall promptly make payment to such Indemnified Person of such Claim out of the Escrow Fund in accordance with
     Section 7(a) above. If an Objection Notice is filed with respect to such Claim, then the Escrow Agent shall promptly make payment to the Indemnified Person from the Escrow Fund of the amount of such Claim that is not in dispute in accordance with Section 7(a) above, and shall treat the Disputed Claim (as that term is defined below) in the manner prescribed in Section 7(d) below.

          (d) Objection Notice. If, within the 30-day period following the notification of the Shareholders' Agent and the Escrow Agent of a Claim, each of the Acquiror and the Escrow Agent receive from the Shareholders' Agent a written notice of objection relating to such Claim, specifying the amount of the Claim to which the Shareholders' Agent objects and describing such objection in reasonable detail (an "Objection Notice"), then the portion of such Claim that is the subject of the Objection Notice shall become a "Disputed Claim." If the question of whether the Indemnified Person shall be entitled to payment in connection with the Disputed Claim shall not have been resolved by joint written instructions of the Shareholders' Agent and the Acquiror to the Escrow Agent within 15 days of the Acquiror's and the Escrow Agent's receipt of the Objection Notice, then the Escrow Agent shall retain in the Escrow Fund shares of Acquiror Common Stock (to the extent such shares of Acquiror Common Stock are available in the Escrow Fund) with a value equal to the amount of the Disputed Claim, until the Disputed Claim has been resolved (i) by an agreement in writing executed by the Acquiror and the Shareholders' Agent, or (ii) in accordance with Section 9.7 of the Merger Agreement.

     8. Release of Escrow. Promptly upon the expiration of the period ending 12 months after the Closing Date, the Escrow Agent shall release to the Shareholders the Escrow Shares that remain in the Escrow Fund, except for any Escrow Shares that have been retained by the Escrow Agent under Section 7(d) above in connection with a Disputed Claim or that are otherwise subject to an outstanding claim. If any Escrow Shares are to be released to the Shareholders, then the Escrow Agent shall promptly submit to the

                                      A-D-3

Acquiror's transfer agent a certificate for the total number of Escrow Shares to be released, together with instructions to deliver certificates for such shares to the Shareholders in accordance with their respective Percentage Interests as set forth on Attachment A hereto, at their addresses set forth on Attachment A hereto (unless otherwise directed by a Shareholder to the Escrow Agent in writing).

     9. Escrow Agent.

          (a) The Escrow Agent shall be entitled to fees for its services hereunder as set forth in Attachment B hereto and shall be reimbursed for all reasonable expenses, disbursements, and advances incurred or made by the Escrow Agent in performance of his duties hereunder, which compensation and expenses shall be paid by the Acquiror.

          (b) The Escrow Agent may resign and be discharged from its duties hereunder at any time by giving written notice of such resignation to the Shareholders' Agent and the Acquiror specifying a date (not less than 30 days after giving of such notice) when such resignation shall take effect. Upon such notice, the Acquiror and the Shareholders' Agent shall appoint a new Escrow Agent who shall replace the resigning Escrow Agent hereunder upon the resignation date specified in such notice. If the Acquiror and the Shareholders' Agent are unable to agree upon a successor escrow agent within 30 days after such notice, the Escrow Agent shall be entitled to appoint its successor. The Shareholders' Agent and the Acquiror shall have the right at any time upon their mutual consent to substitute a new Escrow Agent by giving notice thereof to the Escrow Agent then acting.

          (c) The Escrow Agent shall have no duties or responsibilities whatsoever with respect to the Escrow Fund except as are specifically set forth herein and may conclusively rely, and shall be protected in acting or refraining from acting, on any written notice, instrument, request, consent, certificate, document, letter, telegram, order, resolution or signature believed by the Escrow Agent to be genuine and to have been signed or presented by the proper party or parties duly authorized to do so. The Escrow Agent shall have no responsibility for the contents of any such writing contemplated herein and may rely without any liability upon the contents thereof.

          (d) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized hereby or within the rights or powers conferred upon it hereunder, nor for action taken or omitted to be taken by it in good faith, or if taken or omitted to be taken in accordance with advice of counsel (which counsel may be of the Escrow Agent's own choosing), and shall not be liable for any mistake of fact or error of judgment or for any acts or omissions of any kind except for its own fraud, willful misconduct or gross negligence.

          (e) The Acquiror agrees to indemnify the Escrow Agent and hold it harmless against any and all losses, liabilities or expenses (including reasonable attorneys' fees and expenses) incurred by it hereunder, except in either case for liabilities incurred by the Escrow Agent resulting from its own fraud, willful misconduct or gross negligence; provided however, that to the extent such losses, liabilities or expenses were caused by the fraud, willful misconduct or gross negligence of the Shareholders' Agent, then the Shareholders' Agent agrees to so indemnify the Escrow Agent.

                                      A-D-4

     10. Shareholders' Agent.

          (a) The Shareholders' Agent has been constituted and appointed as agent for and on behalf of the Shareholders to act on their behalf under this Agreement, to give and receive notices and communications, to authorize delivery to Indemnified Persons of Acquiror Common Stock or other property from the Escrow Fund in satisfaction of claims by such Indemnified Persons, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholders' Agent for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than 15 days' prior written notice to the Acquiror, the Shareholders' Agent and the Escrow Agent. No bond shall be required of the Shareholders' Agent, and the Shareholders' Agent shall receive no compensation for his services. Notices or communications to or from the Shareholders' Agent shall constitute notice to or from each Shareholder.

          (b) The Shareholders' Agent shall not be liable for any act done or omitted hereunder as Shareholders' Agent while acting in good faith and in the exercise of reasonable judgment and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Shareholders shall severally indemnify the Shareholders' Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholders' Agent and arising out of or in connection with the acceptance or administration of his duties hereunder.

          (c) The Shareholders' Agent shall have reasonable access to information about the Surviving Corporation and the reasonable assistance of the Surviving Corporation's officers and employees for purposes of performing his duties and exercising his rights hereunder, provided that the Shareholders' Agent shall treat confidentially and not disclose any nonpublic information from or about the Surviving Corporation to anyone (except on a need to know basis to individuals who agree in writing to treat such information confidentially). The Shareholders' Agent will not be entitled to receive any compensation from Acquiror or the Shareholders in connection with this Agreement. Any fees and expenses incurred by Shareholders' Agent in connection with actions taken pursuant to the terms of this Agreement will be paid by the Shareholders to the Shareholders' Agent. Such fees and expenses shall first be satisfied from any Escrow Shares not subject to a Claim by an Indemnified Person and remaining available for release to the Shareholders on the final release date. Prior to any payment to the Shareholders' Agent for such fees and expenses from the Escrow Fund, the Shareholders' Agent shall deliver to the Escrow Agent a written statement of such fees and expenses.

          (d) The Shareholders' Agent represents and warrants to the Escrow Agent that he has irrevocable right, power and authority (i) to enter into and perform this Agreement and (ii) to give and receive directions and notices hereunder.

          (e) A decision, act, consent or instruction of the Shareholders' Agent shall constitute a decision of all Shareholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund and shall be final,

                                      A-D-5
     binding and conclusive upon each such Shareholder. The Escrow Agent and the Acquiror may rely upon any decision, act, consent or instruction of the Shareholders' Agent as being the decision, act, consent or instruction of each and every such Shareholder. The Escrow Agent and the Acquiror are hereby relieved from any liability to any Shareholder or any other individual or entity for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders' Agent.

     11. Termination of Agreement. This Agreement shall terminate upon the final disposition of all of the Escrow Shares from the Escrow Fund, provided that the rights of the Escrow Agent pursuant to Section 9(e) above, the rights of the Shareholders' Agent pursuant to Section 10(b) above and the rights of the Escrow Agent and the Acquiror pursuant to Section 10(e) above shall survive such termination.

     12. Miscellaneous.

          (a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Maryland, without giving effect to its conflicts of laws provisions. This Agreement shall be binding upon and shall inure to the benefit of the heirs, executors, administrators, successors and assigns of the parties hereto. This Agreement may be executed in one or more counterparts, but all such counterparts shall constitute but one and the same instrument. This Agreement shall be effective only upon execution by all parties hereto. Section headings contained in this Agreement have been inserted for reference purposes only, and shall not be construed as part of this Agreement.

          (b) This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings (whether oral or written) among the parties hereto concerning the matters contained herein. This Agreement may not be amended, waived, discharged, or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge, or termination is sought.

          (c) All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given, when delivered personally, or transmitted by telecopies, receipt acknowledged, or in the case of documented overnight delivery service or registered or certified mail, return receipt requested, postage prepaid, on the date shown on the receipt therefor, to the parties at the following addresses (or at such other address for a party as shall be specified in like notice):

     IF TO THE ACQUIROR, TO:                 WITH A COPY TO:
     TeleCommunication Systems, Inc.         Piper Marbury Rudnick & Wolfe LLP
     275 West Street                         6225 Smith Avenue
     Annapolis, Maryland 21401               Baltimore, Maryland 21209-3600
     Attention: Thomas M. Brandt, Jr.        Attention: Wilbert H. Sirota
                Donald C. Hubbard, Jr.                  R.W. Smith, Jr.
     Facsimile No.: (410) 280-1048           Facsimile No.: (410) 580-3001
     Telephone No.: (410) 280-1001           Telephone No.: (410) 580-3000

                                      A-D-6

     IF TO THE SHAREHOLDERS' AGENT:  WITH A COPY TO:
     Joseph Manzinger                Venture Law Group
                                     4750 Carillon Point
                                     Kirkland, Washington 98033-7355
-----------------------------------  Attention: Craig Sherman
                                     Facsimile No.: (425) 739-8750
-----------------------------------  Telephone No.: (425) 739-8700

-----------------------------------

     IF TO THE ESCROW AGENT:         WITH A COPY TO:

-----------------------------------  -----------------------------------

-----------------------------------  -----------------------------------

-----------------------------------  -----------------------------------

-----------------------------------  -----------------------------------

          (d) Each of the rights, powers, and remedies of the Acquiror hereunder shall be cumulative and concurrent, and shall be in addition to every other right, power, or remedy provided for hereunder or under the Merger Agreement or otherwise existing at law or in equity or by statute or otherwise, and any exercise or beginning of the exercise by the Acquiror of any one or more of such rights, powers, or remedies shall not preclude the simultaneous or later exercise by the Acquiror of any or all such other rights, powers, and remedies.

                   [SIGNATURES APPEAR ON THE FOLLOWING PAGE]

                                      A-D-7

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered under seal on the date first above written.

WITNESS:                                       Acquiror:

                                               TeleCommunications Systems, Inc.

                                               By: ---------------------------------

                                               Name: ------------------------------

                                               Title: -------------------------------

                                               Escrow Agent:

                                               Shareholders' Agent:

                                      A-D-8

                                  ATTACHMENT A
                           (SHAREHOLDER INFORMATION)

     Capitalized terms used in this Attachment A but not otherwise defined herein shall have the respective meanings given to such terms in the foregoing Escrow Agreement.
--------------------------------------------------------------------------------

                                                   NUMBER OF ESCROW SHARES                      PERCENTAGE
             NAME AND ADDRESS                        BENEFICIALLY OWNED                          INTEREST
------------------------------------------    ------------------------------------------
------------------------------------------    ------------------------------------------
------------------------------------------    ------------------------------------------

                                      A-D-9

                                  ATTACHMENT B
                                 (ESCROW FEES)

     Fee Schedule for Escrow Agent Services:

          Annual Fee:  $

                                     A-D-10

                                                                       EXHIBIT E

                            FORM OF LEGAL OPINION OF
                               VENTURE LAW GROUP

     (1) The Target has been duly incorporated and is validly existing under the laws of the State of Washington, and has all corporate power and authority necessary to own or hold under lease its properties and assets and to conduct its business as, to our knowledge, as it is presently conducted, except where the failure to be so authorized, qualified or validly existing will not, when taken together with all other such failures, result in a Material Adverse Effect.

     (2) The Target has the corporate power and authority to execute and deliver the Agreement and to perform its obligations thereunder, and to consummate the transactions contemplated thereby. The execution and delivery of the Agreement by the Target and the consummation by the Target of the transactions contemplated thereby have been duly authorized by the Target and no other proceeding on the part of the Target is necessary to authorize the execution, delivery and performance of the Agreement and the transactions contemplated thereby.

     (3) The Agreement has been duly executed and delivered by the Target and constitutes the legal, valid and binding obligation of the Target, enforceable against the Target in accordance with its terms, subject to customary bankruptcy and equity exceptions.

     (4) Neither the execution or delivery of the Agreement by the Target nor the consummation by the Target of the transactions contemplated thereby will (i) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, restriction known to us of Washington or federal law to which the Target is a party or to which it is bound or subject, (ii) to our knowledge, violate any statute, regulation, rule, injunction, judgment, order, decree, ruling or restriction of any Governmental Entity (other than Washington or federal law) to which the Target is a party or to which it is bound or subject, (iii) to our knowledge, except as set forth in the Target Disclosure Schedule, conflict with or result in a breach of, or give rise to a right of termination of, or accelerate the performance required by, any terms of any agreement or contract listed on Schedule 2.17 of the Agreement, or constitute a default in any respect thereunder, or (iii) violate any of the provisions of the Target's Articles of Incorporation or Bylaws, in each case which would be reasonably expected to result in a Material Adverse Effect.

     (5) No consent, waiver, approval, permit, authorization of, declaration to or filing with any third party or Governmental Entity on the part of the Target is required in connection with the execution and delivery of the Agreement or the consummation of the transactions contemplated thereby, except for (a) the filing of the Articles of Merger, (b) any filings as may be required under applicable federal and state securities laws and (c) any filings or approvals required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which, if not obtained.

     (6) The authorized capital stock of Target consists of 70,000,000 shares of Target Common Stock and 54,279,877 shares of Target Preferred Stock, of which 5,000,000 shares have been designated Series A Preferred Stock, 13,000,000 shares have been designated Series X Junior Preferred Stock, 7,000,000 shares have been designated Series B Preferred

                                      A-E-1

Stock, 12,500,000 shares have been designated Series C Preferred Stock, 546,110 shares have been designated Series D Preferred Stock and 16,233,767 shares have been designated Series E Preferred Stock. To our knowledge, the issued and outstanding capital stock of Target consists of 480,230 shares of Target Common Stock, 5,000,000 shares of Series A Preferred Stock, 11,150,732 shares of Series X Junior Preferred Stock, 6,389,229 shares of Series B Preferred Stock, 9,506,431 shares of Series C Preferred Stock, 546,110 shares of Series D Preferred Stock and 6,507,274 shares of Series E Preferred Stock. To our knowledge, all of the issued and outstanding shares of capital stock of the Target are owned by the Persons and in the amounts set forth on Schedule 1.6(a) of the Agreement. All of the issued and outstanding shares of capital stock of the Target have been duly authorized and validly issued, are fully paid and non-assessable.

     (7) To our knowledge, except as identified on Schedule 1.6(b) of the Agreement, there are no outstanding options, rights (preemptive or otherwise), warrants, calls, convertible securities or commitments or any other arrangements to which the Target is a party obligating the Target to issue, sell or transfer of any equity securities of the Target or any securities convertible directly or indirectly into equity securities of the Target, or evidencing the right to subscribe for any equity securities of the Target. To our knowledge, except as identified on Schedule 1.6(b) of the Agreement, Target is not a party to any voting agreements, voting trusts or other agreements (included cumulative voting rights), commitments or understandings with respect to the voting of the capital stock of the Target.

                                      A-E-2

                                                                       EXHIBIT F

                             SECTION 280G AGREEMENT

     THIS SECTION 280G AGREEMENT (this "AGREEMENT") is entered into as of
November   , 2000 by and between TeleCommunication Systems, Inc., a Maryland corporation ("ACQUIROR"), and the undersigned service provider or Disqualified Person (the "DISQUALIFIED PERSON") of XYPOINT Corporation, a Washington corporation ("TARGET").

                                    RECITALS

     A. Acquiror, Windward Acquisition Corp., a Maryland corporation ("MERGER SUB"), Target, and certain of Target Principal Stockholders have entered into an Agreement and Plan of Reorganization dated as of November 15, 2000 (the "REORGANIZATION AGREEMENT"), pursuant to which Target will be merged with and into Merger Sub (the "MERGER").

     B. Upon or following the consummation of the Merger and in connection therewith, the undersigned Disqualified Person may receive certain payments that are considered to be "parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended (the "CODE"). Parachute payments include cash payments, such as bonus and severance payments, as well as accelerated vesting of options and restricted stock.

     C. Section 4999 of the Code imposes a 20% excise tax on any excess parachute payments received in connection with a change in control of a company. The excise tax is a withholding tax that is automatically collected at the time of payment with respect to any parachute payments that are considered to be wages.

     D. Pursuant to the Reorganization Agreement, the parties agreed that on or before the consummation of the Merger, Target would cause each Disqualified Person to execute and deliver a Section 280G Agreement containing the terms and conditions set forth in an exhibit to the Reorganization Agreement.

     NOW, THEREFORE, in consideration of the promises and the mutual agreements, provisions and covenants set forth in the Reorganization Agreement and in this Agreement, it is hereby agreed as follows:

     1. Agreement to Pay Excise Tax. To the extent any payment or benefit to which the Disqualified Person becomes entitled in connection with the Merger is determined by Acquiror's independent auditors, pursuant to written calculations provided to the Disqualified Person, to constitute an excess parachute payment under Code Section 280G and with respect to which no withholding taxes have been collected, such Disqualified Person hereby covenants and agrees to pay to the Internal Revenue Service, on or before April 15th of the year following the year in which each such excess parachute payment occurred, the excise tax imposed under Code Section 4999 upon that excess parachute payment, and the Disqualified Person shall provide Acquiror with appropriate proof of such payment. Acquiror shall issue a Form W-2 or a Form 1099, as appropriate, for the amount of such excess parachute payment no later than January 31st of the year following the year in which such excess parachute payment occurred.

     2. Acknowledgement of Code Section 83(b) Filings. The Disqualified Person has filed on a timely basis with the appropriate Internal Revenue Service Center an Internal

                                      A-F-1

Revenue Code Section 83(b) election with respect to any restricted stock awards or other unvested securities or property such individual has received from Target or its affiliates so that such Disqualified Person shall not recognize any taxable income under Internal Revenue Code Section 83 at the time such restricted stock or other securities or property vests.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

ACQUIROR                                           DISQUALIFIED PERSON

By:                                                --------------------------------------------
--------------------------------------------
                                                   (Signature)

Name:                                              --------------------------------------------
  ----------------------------------------
                                                   (Print Name)

Title:                                             --------------------------------------------
  ------------------------------------------
                                                   (Print Address)

                                                   --------------------------------------------
                                                   (Print Address)

                                                   --------------------------------------------
                                                   (Print Telephone Number)

                                                   --------------------------------------------
                                                   (Social Security or Tax I.D. Number)

                                      A-F-2

                                                                       EXHIBIT G

                            FORM OF LEGAL OPINION OF
                       PIPER MARBURY RUDNICK & WOLFE LLP

     (1) The Acquiror has been duly incorporated and is validly existing and in good standing under the laws of the State of Maryland.

     (2) The Merger Subsidiary has been duly incorporated and is validly existing and in good standing under the laws of the State of Washington. All of the outstanding shares of capital stock of the Merger Subsidiary are validly issued, fully paid and non-assessable and are held of record by the Acquiror.

     (3) Each of the Acquiror and the Merger Subsidiary has the corporate power and authority to enter into the Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of the Agreement by each of the Acquiror and the Merger Subsidiary and the consummation by each of the Acquiror and the Merger Subsidiary of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Acquiror and the Merger Subsidiary, and no other proceeding on the part of the Acquiror or the Merger Subsidiary is necessary to authorize the execution, delivery and performance of the Agreement and the transactions contemplated thereby.

     (4) The Agreement has been duly executed and delivered by each of the Acquiror and the Merger Subsidiary and constitutes the legal, valid and binding obligation of each of the Acquiror and the Merger Subsidiary, enforceable against it in accordance with their respective terms, subject to customary bankruptcy and equity exceptions.

     (5) Neither the execution or delivery of the Agreement by the Acquiror or the Merger Subsidiary nor the consummation of the transactions contemplated thereby will (i) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or restriction known to us of any Governmental Entity, or court to which the Acquiror or the Merger Subsidiary is a party or to which any of them is bound or subject, or (ii) the provisions of the Charter or Bylaws of the Acquiror or the Merger Subsidiary.

     (6) No consent, waiver, approval, permit, authorization of, declaration to or filing with any third party or Governmental Entity on the part of the Acquiror or the Merger Subsidiary is required in connection with the execution and delivery of the Agreement or the consummation of the transactions contemplated thereby, except for (a) the filing of the Articles of Merger, (b) any filings as may be required under applicable federal and state securities laws and (c) any filings or approvals required by the Hart-Scott-Rodino Act.

     (7) The shares of Acquiror Common Stock to be delivered pursuant to the Agreement, when issued by the Acquiror as provided in the Agreement, will be validly issued, fully paid and non-assessable. A sufficient number of shares of Acquiror Common Stock have been duly and validly reserved for issuance upon exercise of the Warrants and Outstanding Options being assumed by the Acquiror pursuant to the Agreement and such reserved shares, when issued in accordance with the terms of such Warrants or Outstanding Options, will be validly issued, fully paid and non-assessable.

                                      A-G-1

                                                                       EXHIBIT H

          AMENDMENT TO AMENDED AND RESTATED ARTICLES OF INCORPORATION

     The following Articles of Amendment to Amended and Restated Articles of Incorporation are executed by the undersigned, a Washington corporation:

          1. The name of the corporation is XYPOINT Corporation.

          2. Effective upon filing of these Articles of Amendment with the Secretary of State of Washington, a new paragraph shall be added to the Amended and Restated Articles of Incorporation at the end of Section 2.3(a) (immediately prior to Section 2.4(b)) which shall read as follows:

             "In the event of a Sale, if the consideration received by the corporation is other than cash, its value will be deemed its fair market value at the time of the execution of a definitive agreement related to such Sale. Any securities shall be valued as follows: if traded on a national securities exchange or The Nasdaq Stock Market, the value shall be the average of the closing prices of the securities on such exchange or Nasdaq over the forty-five day period ending three days prior to execution of a definitive agreement related to such Sale; and in all other cases, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the corporation."

          3. These Articles of Amendment were unanimously adopted by the Board of Directors on November 13, 2000.

          4. These Articles of Amendment were approved by the holders of (1) a majority of the capital stock of the corporation and (2) a majority of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock of the
     corporation (voting together as a class) on               , 2000 in
     accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040 of the Washington Business Corporation Act.

          5. The amendment does not provide for the exchange, reclassification or cancellation of issued shares.

                                      A-H-1

                                   APPENDIX B

                           DISSENTERS' RIGHTS STATUTE

                  Washington Business Corporation Act, 23B.13

SECTIONS

23B.13.010  Definitions.

23B.13.020  Right to dissent.

23B.13.030  Dissent of nominees and beneficial owners.

23B.13.200  Notice of dissenters' rights.

23B.13.210  Notice of intent to demand payment.

23B.13.220  Dissenters' notice.

23B.13.230  Duty to demand payment.

23B.13.240  Share restrictions.

23B.13.250  Payment.

23B.13.260  Failure to take action

23B.13.270  After-acquired shares.

23B.13.280  Procedure if shareholder dissatisfied with payment or offer.

23B.13.300  Court action.

23B.13.310  Court costs and counsel fees.

RCW 23B.13.010  DEFINITIONS.

     As used in this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

     (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

RCW 23B.13.020  RIGHT TO DISSENT.

     (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

          (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

          (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

     (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

          (a) The proposed corporate action is abandoned or rescinded;

          (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          (c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030  DISSENT OF NOMINEES AND BENEFICIAL OWNERS.

     (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

          (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200  NOTICE OF DISSENTERS' RIGHTS.

     (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RCW 23B.13.220.

RCW 23B.13.210  NOTICE OF INTENT TO DEMAND PAYMENT.

     (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

     (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

RCW 23B.13.220  DISSENTERS' NOTICE.

     (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

     (2) The dissenters' notice must be sent within ten days after the effective date of the corporate action, and must:

          (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

          (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

          (e) Be accompanied by a copy of this chapter.

RCW 23B.13.230  DUTY TO DEMAND PAYMENT.

     (1) A shareholder sent a dissenters' notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

     (2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

     (3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

RCW 23B.13.240  SHARE RESTRICTIONS.

     (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

     (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

RCW 23B.13.250  PAYMENT.

     (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

     (2) The payment must be accompanied by:

          (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (b) An explanation of how the corporation estimated the fair value of the shares;

          (c) An explanation of how the interest was calculated;

          (d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

          (e) A copy of this chapter.

RCW 23B.13.260  FAILURE TO TAKE ACTION.

     (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

     (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270  AFTER-ACQUIRED SHARES.

     (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

RCW 23B.13.280  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

          (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

          (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

          (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

RCW 23B.13.300  COURT ACTION.

     (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

     (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (6) Each dissenter made a party to the proceeding is entitled to judgment
(a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310  COURT COSTS AND COUNSEL FEES.

     (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

          (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 2-418 of the Maryland General Corporation Law permits indemnification of directors, officers, employees and agents of a corporation under certain conditions and subject to limitations. Our bylaws include provisions to require us to indemnify our directors and officers to the fullest extent permitted by Section 2-418, including circumstances in which indemnification is otherwise discretionary. Section 2-418 also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

     At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

2.1 Agreement and Plan of Reorganization by and among TeleCommunication Systems, Inc., Windward Acquisition Corp., and XYPOINT Corporation (included as Appendix A to the proxy statement/prospectus which is a part of this registration statement on Form S-4).*
3.1           Amended and Restated Articles of Incorporation of the
              Company**
3.2           Amended and Restated Bylaws of the Company**
5.1           Opinion of Piper Marbury Rudnick & Wolfe LLP
8.1           Form of opinion of Venture Law Group, A Professional
              Corporation, regarding certain tax matters
10.1          A-I-Net SCN Application Development Agreement dated April 4,
              1996 by and between the Company and Lucent Technologies, Inc., as amended by Modification 01 dated September 11,
              1997, Modification 02 dated June 28, 1999, Modification 03 dated April 11, 2000 and Modification 04 dated April 21,
              2000 and the Application Development Plan for TDMA Interim and Standard OTAF dated April 11, 2000+**
10.2          Alliance Agreement dated November 5, 1998 by and between the
              Company and Lucent Technologies, Inc.+**
10.3 West Garrett Office Building Full Service Lease Agreement dated October 1, 1997 by and between the Company and West
              Garrett Joint Venture**
10.4          West Street Center Office Lease Agreement dated March 8,
              2000 by and between the Company and Dee Corporation**
10.5 Lease Agreement, as amended, dated September 14, 1994 by and between Bayshore Property Corporation and the Company**

10.6 Registration Rights Agreement dated December 14, 1999 by and among the Company and Signal Equity Partners, L.P., GE
              Capital Equity Investments, Inc., Finova Mezzanine Capital,
              Inc., Tatonka Capital Corporation, Commerce Funding
              Corporation and George M. Shea**
10.7          Form of Indemnification Agreement**
10.8          Assignment and Transfer of Receivables Agreement dated March
              17, 1997 by and between the Company and Commerce Funding
              Corporation**
10.9          General Services Administration Contract No.
              GS03K-96-DSD1003, as amended, dated December 21, 1995 by and among the General Services Administration and the U.S. Small
              Business Administration (Prime Contractor) and the Company
              (Subcontractor)**
10.9(a) Naval Surface Warfare Center Tax Orders 02, 03 and 05, as amended**
10.9(b) U.S. Defense Telecommunications Service Task Order 04, as amended**
10.9(c) U.S. Special Operations Command Task Order 2601, as amended**
10.10 General Services Administration Contract No. GS-35F-4665H, as amended, dated January 20, 1998 by and between the General Services Administration and the Company**
10.10(a) Joint Communication Services Delivery Orders 01 through 28, as amended**
10.10(b) Space and Naval Warfare Center Task Orders 2600 and 2602 through 2608, as amended**
10.11         Amended and Restated 1997 Stock Incentive Plan**
10.12         Employee Stock Purchase Plan**
10.13         Optionee Agreement dated October 1, 1997 by and between the
              Company and Richard A. Young**
10.14         Optionee Agreement dated July 29, 1998 by and between the
              Company and Richard A. Young**
10.15         Optionee Agreement dated October 1, 1997 by and between the
              Company and Drew A. Morin**
10.16         Optionee Agreement dated October 1, 1997 by and between the
              Company and Timothy J. Lorello**
10.17         Optionee Agreement dated July 29, 1998 by and between the
              Company and Timothy J. Lorello**
10.18         Optionee Agreement dated October 1, 1997 by and between the
              Company and Thomas M. Brandt, Jr.**
10.19         Optionee Agreement dated July 29, 1998 by and between the
              Company and Thomas M. Brandt, Jr.**
10.20         Optionee Agreement dated April 1, 1999 by and between the
              Company and Thomas M. Brandt, Jr.**
10.21         401(k) and Profit Sharing Plan of the Company dated January
              1, 1999**

10.22 Shareholder to Company Loan Note dated December 10, 1999 by and between the Company and Maurice B. Tose**
10.23         Promissory Note dated August 27, 1999 by and between the
              Company and Timothy J. Lorello**
10.24 Stock Options Cancellation Agreement dated August 27, 1999 by and between the Company and Timothy J. Lorello**
10.25         Consulting Agreement dated May 30, 2000 by and between the
              Company and The Barrett Group, Inc.**
10.26         Letter Agreement by and between the Company and Commerce
              Funding Corporation dated March 31, 1997**
10.27 Compaq/TCS Master Agreement dated June 5, 2000 by and between the Company and Compaq Computer Corporation**
10.28         Letter Agreement dated June 16, 2000 by and between the
              Company and Annapolis Partners, LLC**
10.29         Lease Agreement World Trade Center West Building dated
              November 25, 1998 by and between XYPOINT Corporation and the Port of Seattle, a Washington municipal corporation
21.1          List of subsidiaries of Registrant**
23.1          Consent of Ernst & Young LLP
23.2          Consent of Arthur Andersen LLP
23.3 Consent of Piper Marbury Rudnick & Wolfe LLP (included as part of Exhibit 5.1 hereto)
23.4          Consent of Venture Law Group, a Professional Corporation
              (included as part of Exhibit 8.1 hereto)
24.1          Power of Attorney (included in signature pages)
99.1          Form of Proxy

---------------
 * The disclosure schedules to the Agreement and Plan of Reorganization of the Company and of XYPOINT Corporation have not been included. These schedules will be provided to the Commission upon request.

** Incorporated by reference to the Company's Registration Statement on Form S-1
   (Registration No. 333-35522) declared effective by the Commission on August 7, 2000.

 + Portions of these exhibits have been omitted based upon a request for confidential treatment filed with the Commission.

(b) FINANCIAL STATEMENT SCHEDULES:

     Schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in our financial statements or in the notes thereto.

UNDERTAKINGS

     (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form S-4, within one business day of receipt of such request, and to sent the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 11, 2000.

                                          By:      /s/ MAURICE B. TOSE
                                            ------------------------------------
                                              Maurice B. Tose
                                              President, Chief Executive Officer
                                              and Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Maurice B. Tose and Thomas M. Brandt, Jr., and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

                    NAME                                   TITLE                    DATE
                    ----                                   -----                    ----
             /s/ MAURICE B. TOSE               Chief Executive Officer,       December 11, 2000
---------------------------------------------  President and Chairman of the
               Maurice B. Tose                 Board (Principal Executive
                                               Officer)

          /s/ THOMAS M. BRANDT, JR.            Chief Financial Officer and    December 11, 2000
---------------------------------------------  Senior Vice President
            Thomas M. Brandt, Jr.              (Principal Financial Officer)

            /s/ CLYDE HEINTZELMAN              Director                       December 11, 2000
---------------------------------------------
              Clyde Heintzelman

            /s/ ANDREW C. BARRETT              Director                       December 11, 2000
---------------------------------------------
              Andrew C. Barrett

              /s/ RICHARD KOZAK                Director                       December 11, 2000
---------------------------------------------
                Richard Kozak

              /s/ WELDON LATHAM                Director                       December 11, 2000
---------------------------------------------
                Weldon Latham

             /s/ BYRON MARCHANT                Director                       December 11, 2000
---------------------------------------------
               Byron Marchant

           /s/ TIMOTHY P. BRADLEY              Director                       December 11, 2000
---------------------------------------------
             Timothy P. Bradley

              /s/ DANIEL TSEUNG                Director                       December 11, 2000
---------------------------------------------
                Daniel Tseung